Form 20-F
period 2023-09-30
Prestige Wealth Inc.
filed 2024-02-15
CIK 1765850

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ____________to ____________

Commission file number: 001-41734

PRESTIGE WEALTH INC.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Suite 3201, Champion Tower

3 Garden Road

Central, Hong Kong

(Address of principal executive offices)

Mr. Ngat Wong, Chief Financial Officer

Suite 3201, Champion Tower

3 Garden Road

Central, Hong Kong

Tel: +852 2122 8560

E-mail: nelson.wong@prestigefh.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Ordinary shares, par value US$0.000625	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of September 30, 2023, the issuer had 9,150,000 Ordinary Shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to section 12(b) of Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐   No ☐

i

INTRODUCTION

Unless otherwise indicated, in this annual report on Form 20-F, the following terms shall have the meaning set out below:

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau, and Taiwan, for the purpose of this annual report only;

●	“Chinese government”, “PRC government”, “PRC governmental authority”, “PRC governmental authorities” are to the government and governmental authorities of mainland China, for the purpose of this annual report only;

●	“Class A ordinary shares” are to the Class A ordinary shares of Prestige Wealth Inc., par value $0.000625 per share with one vote for each share;

●	“Class B ordinary shares” are to the Class B ordinary shares of Prestige Wealth Inc., par value $0.000625 per share with twenty votes for each share;

●	“clients” are to high net worth and ultra-high net worth individuals for whom and/or whose controlled entities we provide asset management services or wealth management services at least once in a given fiscal period. For asset management services, clients are to those having assets under management with us in a given fiscal period. For wealth management services, clients are to those for whom we provide wealth management services at least once in a given fiscal period;

●	“high net worth individuals” are to people who own individual investable assets including financial assets and investment property with total value over $1.5 million.

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“mainland China” or “Mainland China” are to the People’s Republic of China, excluding Taiwan, the special administrative regions of Hong Kong and Macau;

●	“PAI” are to our wholly-owned subsidiary, PRESTIGE ASSET INTERNATIONAL INC. (盛德資產國際有限公司), a company incorporated in the British Virgin Islands;

●	“PAM” are to our wholly-owned subsidiary, Prestige Asset Management Limited (盛德資產管理有限公司), a Hong Kong corporation;

●	“PGAM” are to our wholly-owned subsidiary, Prestige Global Asset Management Limited, an exempted company incorporated in the Cayman Islands;

●	“PGCI” are to our wholly-owned subsidiary, Prestige Global Capital Inc., an exempted company incorporated in the Cayman Islands;

●	“PPWM” are to our wholly-owned subsidiary, PRESTIGE PRIVATE WEALTH MANAGEMENT LIMITED (盛德家族財富管理有限公司), a company incorporated in the British Virgin Islands;

●	“PWAI” are to our wholly-owned subsidiary, Prestige Wealth America Inc., a California corporation.

●	“PWM” are to our wholly-owned subsidiary, Prestige Wealth Management Limited (盛德財富管理有限公司), a Hong Kong corporation;

●	“PRC laws” or “PRC laws and regulations” are to the laws and regulations of mainland China, for the purpose of this annual report only;

●	“HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong;

●	“SFC” are to the Securities and Future Commission of Hong Kong;

●	“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of Prestige Wealth Inc., par value $0.000625 per share;

●	“ultra-high net worth individuals” are to people who own individual investable assets including financial assets and investment property with total value over $4.5 million,

●	“US$,” “$” and “U.S. dollars” are to the legal currency of the United States; and

●	“we”, “us” or the “Company” are to Prestige Wealth Inc., and when describing the financial results of Prestige Wealth Inc., also includes its subsidiaries.

We conduct business in Hong Kong through our two British Virgin Islands operating subsidiaries, PAI and PPWM, primarily using Hong Kong dollars, the currency of Hong Kong. We conduct business in the U.S. through PWAI, our wholly-owned subsidiary incorporated in California, primarily using U.S. dollars. Our consolidated financial statements are presented in U.S. dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of Hong Kong dollars to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in U.S. dollars) and the value of our assets, including accounts receivable (expressed in U.S. dollars).

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our subsidiaries’ services and the products and services distributed by our subsidiaries’ collaborating product brokers;

●	our expectations regarding the expansion of our subsidiaries’ client base;

●	our subsidiaries’ relationships with their business partners;

●	competition in our industries;

●	relevant government policies and regulations relating to our industries;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our subsidiaries’ ability to protect their intellectual property rights and secure the right to use other intellectual property that they deem to be essential or desirable to the conduct of their business;

●	our subsidiaries’ right to use their trademark, Prestige, in Hong Kong and the U.S.;

●	our ability to hire and retain qualified management personnel and key employees in order to develop our subsidiaries’ business;

●	our ability to retain the services of Mr. Hongtao Shi, our Chief Executive Officer;

●	overall industry and market performance;

●	uncertainty about the COVID-19 pandemic and the impact it may continue to have on the Company’s business and results of operations;

●	uncertainty about the travel restrictions and quarantine measures on traveling between Hong Kong and mainland China and their impact on the ability of our subsidiaries’ wealth management clients to purchase insurance policies; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—3.D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to the Potential Impact of PRC Laws and Regulations on Our Subsidiaries’ Business

The PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our subsidiaries’ business operations, including our subsidiaries’ operations in Hong Kong.

As a company mainly conducting business in Hong Kong, a special administrative region of China and our subsidiaries’ clients include mainland China residents, our subsidiaries’ business and our prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government may intervene or influence the operations in mainland China of an offshore holding company at any time, which, if extended to our subsidiaries’ operations in Hong Kong, could result in a material adverse change to our subsidiaries’ operations. The PRC government has recently indicated an intent to exert more oversight and control over listings conducted overseas and/or foreign investment in issuers based in mainland China. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by companies in mainland China. We cannot assure you that the oversight will not be extended to companies operating in Hong Kong like us and any such action may significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, result in a material adverse change to our subsidiaries’ business operations, including our subsidiaries’ Hong Kong operations, and damage our reputation.

Our subsidiaries’ business, our financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to our subsidiaries.

We currently have no operations in mainland China. However, as a majority of the clients of our subsidiaries’ wealth management services and asset management services are nationals of mainland China or residents in mainland China and our principal executive offices are located, and our subsidiaries operate in Hong Kong, a special administrative region of China, there is no guarantee that if certain existing or future PRC laws become applicable to our subsidiaries, it will not have a material adverse impact on our subsidiaries’ business, financial condition and results of operations and/or our ability to offer or continue to offer securities to investors.

Except for the Basic Law of the Hong Kong Special Region of the People’s Republic of China (“Basic Law”), national laws of mainland China (“National Laws”) do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. PRC laws and regulations relating to data protection, cyber security and the anti-monopoly have not been listed in Annex III and thus they may not apply directly to Hong Kong.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to our subsidiaries, we may be subject to the risks and uncertainties associated with the legal system in mainland China, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

We may also become subject to the PRC laws and regulations to the extent our subsidiaries commence business and customer facing operations in mainland China as a result of any future acquisition, expansion or organic growth.

The PRC government may exert substantial influence and discretion over mainland China residents and the manner in which companies incorporated under the PRC laws must conduct their business activities. Through our subsidiaries, we are a Hong Kong-based company with no operations in mainland China, and mainland China residents may purchase our subsidiaries’ product in Hong Kong. If we were to become subject to such direct influence or discretion, it may result in a material change in our subsidiaries’ operations.

We currently have no operations in mainland China. Our principal executive offices are located, and our subsidiaries operate, in Hong Kong, a special administrative region of China. In addition, we do not solicit any client or collect, store or process in mainland China any personal data of any client. As of the date of this Annual Report, the PRC government has not exerted direct influence and discretion over the manner in which our subsidiaries conduct their business activities outside of mainland China. However, there is no guarantee that we will not be subject to such direct influence or discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our expansion or acquisition of operations in mainland China, considering our subsidiaries’ clients include residents of mainland China.

The legal system of mainland China is evolving rapidly and the PRC laws, regulations, and rules may change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretation of these laws, rules and regulations may contain inconsistences, the enforcement of which involves uncertainties. The PRC government may exercise substantial control over many sectors of the economy in mainland China through regulation and/or state ownership. Government actions have had, and may continue to have, a significant effect on economic conditions in mainland China and businesses which are subject to such government actions.

If our subsidiaries to become subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our development, expansion or acquisition of operations in mainland China, it may require a material change in our subsidiaries’ operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Uncertainties arising from the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our subsidiaries’ business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations.

As a company mainly conducting business in Hong Kong, a special administrative region of China, we may be affected directly or indirectly by PRC laws and regulations. The legal system in mainland China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in mainland China are quickly evolving and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to you and us. In addition, we cannot predict the effect of future developments in the legal system of mainland China, particularly with regard to new economies, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. For instance, considering our clients include residents of mainland China, if residents of mainland China are prohibited from purchasing any insurance policy in Hong Kong or other offshore jurisdiction, our business, financial condition and results of operations may be materially and adversely affected. Furthermore, the legal system of mainland China is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our potential violation of these policies and rules. In addition, any administrative and court proceedings in mainland China may be protracted and result in substantial costs and diversion of resources and management attention.

New laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations. In particular, the PRC governmental authorities may continue to promulgate new laws, regulations, rules and guidelines governing new economy companies with respect to a wide range of issues, such as intellectual property, unfair competition and antitrust, privacy and data protection, and other matters. Compliance with these laws, regulations, rules, guidelines, and implementations, if applicable to us and/or our subsidiaries, may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us and/or our subsidiaries to liabilities or administrative penalties, or materially and adversely affect our subsidiaries’ business, our financial condition and results of operations.

If we and/or our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related to data and we and/or our subsidiaries cannot comply with such PRC laws and regulations, our subsidiaries’ business, financial condition, and results of operations may be materially and adversely affected.

We may be subject to a variety of cybersecurity, data privacy, data protection, and other PRC laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our subsidiaries’ business activities and require us and/or our subsidiaries to incur increased costs and efforts to comply, and any breach or noncompliance may subject us and/or our subsidiaries to proceedings against such entity(ies), damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our subsidiaries’ business and our financial condition and results of operations.

As the laws and regulations related to cybersecurity, data privacy, and data protection in mainland China where our subsidiaries do not have operations are relatively new and evolving, and their interpretation and application may be uncertain, it is still unclear if we and/or our subsidiaries may become subject to such new laws and regulations.

The PRC Data Security Law, or the Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, it applies to data processing activities within the territory of mainland China as well as data processing activities conducted outside the territory of mainland China which jeopardize the national interest or the public interest of China or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this Annual Report, we do not have any operation or maintain any office or personnel in mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of China or the rights and interest of any Chinese organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. According to Article 3 of the Personal Information Protection Law, it is applied not only to personal information processing activities carried out in the territory of mainland China but also to personal information processing activities outside the mainland China for the purpose of offering products or services to domestic natural persons in the territory of mainland China. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. As our subsidiaries’ services are provided in Hong Kong, Cayman Islands, British Virgin Islands and the U.S. rather than in the mainland China to clients worldwide, including but not limited to clients of mainland China who visit our offices in these locations, we take the view that we and our subsidiaries are not subject to the Personal Information Protection Law.

On July 7, 2022, the Cyberspace Administration of China (the “CAC”) issued the Measures for Security Assessment of Outbound Data Transfer, or the Measures, which took effect on September 1, 2022. According to the Measures, in addition to the self-risk assessment requirement for provision of any data outside mainland China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. As of the date of this Annual Report, we and our subsidiaries have not collected, stored, or managed any personal information in mainland China. therefore, we believe that the Measures is not applicable to us.

However, given the recency of the issuance of the above PRC laws and regulations related to cybersecurity and data privacy, we and our subsidiaries still face uncertainties regarding the interpretation and implementation of these laws and regulations and we could not rule out the possibility that any PRC governmental authorities may subject us and/or our subsidiaries to such laws and regulations in the future. If they are deemed to be applicable to us and/or our subsidiaries, we cannot assure you that we and our subsidiaries will be compliant with such new regulations in all respects, and we and/or our subsidiaries may be ordered to rectify and terminate any actions that are deemed illegal by the PRC governmental authorities and become subject to fines and other government sanctions, which may materially and adversely affect our subsidiaries’ business and our financial condition and results of operations.

If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the China Securities Regulatory Commission (the “CSRC”), the CAC, or other PRC governmental authorities in connection with the initial public offering (“IPO”) or future follow-on offerings under PRC laws, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected.

The Cybersecurity Review Measures jointly promulgated by the CAC and other relevant PRC governmental authorities on December 28, 2021 required that, among others, “critical information infrastructure” or network platform operators holding over one million users’ personal information to apply for a cybersecurity review before any public offering on a foreign stock exchange. However, this regulation is recently issued and there remain substantial uncertainties about its interpretation and implementation.

As of the date of this Annual Report, we and our subsidiaries do not have any business operation or maintain any office or personnel in mainland China. We and our subsidiaries have not collected, stored, or managed any personal information in mainland China. Based on our inquiry with the China Cybersecurity Review Technology and Certification Center (the “CCRC”) and the assessment conducted by the management, we believe that we and our subsidiaries are not currently required to proactively apply to a cybersecurity review for our IPO or follow-on offerings overseas, on the basis that (i) our subsidiaries are incorporated in Hong Kong, the British Virgin Islands, and other jurisdictions outside of mainland China and operate in Hong Kong without any subsidiary or variable interest entities (“VIE”) structure in mainland China, and we do not maintain any office or personnel in mainland China; (ii) except for the Basic Law, the National Laws do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation, and National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong, and PRC laws and regulations relating to data protection and cyber security have not been listed in Annex III as the date of this Annual Report; (iii) our data processing activities are solely carried out by our overseas entities outside of mainland China for the purpose of offering products or services in Hong Kong and other jurisdictions outside of mainland China; (iv) we and our subsidiaries do not control more than one millions users’ personal information as of the date of this Annual Report; (v) as of the date of this Annual Report, we and our subsidiaries have not received any notice of identifying us as critical information infrastructure from any relevant PRC governmental authorities; (vi) as of the date of this Annual Report, none of us or our subsidiaries have been informed by any PRC governmental authority of any requirement for a cybersecurity review; and (vii) based on our inquiry with the CCRC, the officer who provides cybersecurity review consultation service under CCRC believes that we are currently not required to apply to a cybersecurity review for our public offerings on a foreign stock exchange with the CAC because we neither currently have any operation in mainland China nor control more than one millions users’ personal information as of the date of this Annual Report. Additionally, we believe that we and our subsidiaries are compliant with the regulations and policies that have been issued by the CAC to date and there was no material change to these regulations and policies since our IPO. However, regulatory requirements on cybersecurity and data security in the mainland China are constantly evolving and can be subject to varying interpretations or significant changes, which may result in uncertainties about the scope of our responsibilities in that regard, and there can be no assurance that the relevant PRC governmental authorities, including the CAC, would reach the same conclusion as our PRC counsel. We will closely monitor and assess the implementation and enforcement of the Cybersecurity Review Measures. If the Cybersecurity Review Measures mandates clearance of cybersecurity and/or data security regulators and other specific actions to be completed by companies like us, we may face uncertainties as to whether we can meet such requirements timely, or at all.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. The Trial Measures requires companies in mainland China that seek to offer and list securities overseas, both directly and indirectly, to fulfill the filing procedures with the CSRC. According to the Trial Measures, the determination of the “indirect overseas offering and listing by companies in mainland China” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by companies in mainland China; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (i) on or prior to the effective date of the Trial Measures, companies in mainland China that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges shall complete the filing before the completion of their overseas offering and listing; and (ii) companies in mainland China which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges and are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or stock exchange, but have not completed the indirect overseas listing, shall complete the overseas offering and listing before September 30,2023, and failure to complete the overseas listing within such six-month period will subject such companies to the filing requirements with the CSRC.

Based on the assessment conducted by the management, we are not subject to the Trial Measures, because we are incorporated in the Cayman Islands and our subsidiaries are incorporated in Hong Kong, the British Virgin Islands and other regions outside of mainland China and operate in Hong Kong without any subsidiary or VIE structure in mainland China, and we do not have any business operations or maintain any office or personnel in mainland China. However, as the Trial Measures and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form”. As of the date of this Annual Report, there was no material change to these regulations and policies since our IPO If our offering, including the IPO and future follow-on offerings, and listing were later deemed as “indirect overseas offering and listing by companies in mainland China” under the Trial Measures, we may need to complete the filing procedures for our offering, including the IPO and future follow-on offerings, and listing. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all.

Since these statements and regulatory actions are new, it is also highly uncertain in the interpretation and the enforcement of the above cybersecurity and overseas listing laws and regulation. There is no assurance that the relevant PRC governmental authorities would reach the same conclusion as us. If we and/or our subsidiaries are required to obtain approval or fillings from any governmental authorities, including the CAC and/or the CSRC, in connection with the listing or continued listing of our securities on a stock exchange outside of Hong Kong or mainland China, it is uncertain how long it will take for us and/or our subsidiaries to obtain such approval or complete such filing, and, even if we and our subsidiaries obtain such approval or complete such filing, the approval or filing could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from or complete the necessary filing procedure with the PRC governmental authorities to conduct offerings or list outside of Hong Kong or mainland China may subject us and/or our subsidiaries to sanctions imposed by the PRC governmental authorities, which could include fines and penalties, suspension of business, proceedings against us and/or our subsidiaries, and even fines on the controlling shareholder and other responsible persons, and our subsidiaries’ ability to conduct our business, our ability to invest into mainland China as foreign investments or accept foreign investments, or our ability to list on a U.S. or other overseas exchange may be restricted, and our subsidiaries’ business, and our reputation, financial condition, and results of operations may be materially and adversely affected.

If we and/or our subsidiaries were deemed as providing insurance products by promoting insurance policies, soliciting customers or other activities in mainland China, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Pursuant to the relevant PRC laws and regulations, no entity or individual shall provide any oversea insurance products in mainland China by any direct or indirect means, including but not limited to promoting insurance policies, soliciting customers or otherwise facilitating the purchase of insurance products overseas in mainland China. Through our subsidiaries, we currently work with licensed insurance brokers in Hong Kong and introduce our subsidiaries’ clients, the majority of whom are mainland China residents, to the brokers our subsidiaries work with. As of the date of this Annual Report, Ms. Xinyu Zhao, spouse of Mr. Chi Tak Sze, our director and controlling shareholder, has established a few entities that engage a few employees in mainland China, and such entities use “Prestige” as their business names in mainland China, the same as our brand name, and may promote their business or solicit clients using the business name of “Prestige” in mainland China. The business of such entities is irrelevant to our business and we are not conducting business in mainland China through such entities. Additionally, some of our employees may travel to mainland China to meet our clients or conduct other activities for purposes other than promoting our businesses or soliciting clients for us. As such, we cannot assure you that certain activities conducted by such entities and our employees in mainland China will not lead us to be deemed as providing insurance products by promoting insurance policies, soliciting customers in mainland China or other activities. As of the date of this Annual Report, none of us or our subsidiaries have received any inquiry, notice, warning or sanctions regarding our business from any PRC governmental authorities. Although we believe that we are not in violation of the current applicable PRC laws and regulations related to insurance business in mainland China, there remain some uncertainties as to how the current and any future PRC laws and regulations will be interpreted or enforced in the context of operating insurance business. If we were deemed as providing any oversea insurance products in mainland China by promoting insurance policies, soliciting customers in mainland China or other activities, all activities which are deemed as providing oversea insurance products by PRC governmental authorities may be banned and we may be subject to regulatory actions and penalties, including fines, confiscation of illegal income or other penalties. In such cases, our business, financial condition, results of operations, prospects and reputation may be materially and adversely affected. We have taken measures in a timely manner to monitor and ensure the compliance with relevant PRC laws and regulations, and cause such entities to change their company names or cease our employees’ visit of our clients in mainland China as required by relevant PRC governmental authorities.

Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares.

We are a holding company incorporated in the Cayman Islands with the majority of our operations in Hong Kong. Accordingly, most of our cash is maintained in Hong Kong dollars. We rely in part on dividends from our Hong Kong subsidiaries for our cash and financing requirements, such as the funds necessary to service any debt we may incur.

There is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollars into foreign currencies and the transfer of currencies out of Hong Kong and the foreign currency regulations of mainland China do not currently have any material impact on the transfer of cash between us and our Hong Kong subsidiaries. However, there is a possibility that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future and the PRC government may prevent our cash maintained in Hong Kong from leaving or restrict the deployment of the cash into our business or for the payment of dividends in the future. Any such controls or restrictions, if imposed in the future and to the extent cash is generated in our Hong Kong subsidiaries and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, may adversely affect our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business.

Risks Related to Our Subsidiaries’ Business and Industry

We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our subsidiaries’ business may be materially and adversely affected.

We commenced our business through our subsidiaries in the second half of 2016 and have experienced a period of rapid growth in recent years due to the launch of our subsidiaries’ wealth management services in mid-2017. Due to the impact of the ongoing COVID-19 pandemic, we generated an insignificant amount in revenue from our subsidiaries’ wealth management services for the fiscal year ended September 30, 2021. Revenue from wealth management services accounted for the majority of our revenues for the fiscal year ended September 30, 2022. Referral fees from our subsidiaries’ wealth management services accounted for a small portion of our revenues for the fiscal year ended September 30, 2023. Additionally, our subsidiaries started providing asset management related advisory services in the fiscal year ended September 30, 2019. Our subsidiaries’ asset management services generated the majority of our revenues for the fiscal years ended September 30, 2021 and 2023. Our total net revenue grew at a compound annual growth rate, or CAGR, of approximately 88% from the inception of our business in 2017 to the fiscal year ended September 30, 2022, while it endured a large decrease during the fiscal year ended September 30, 2023. We cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We and our subsidiaries also will need to recruit, train, manage and motivate client relationship managers and other employees and manage our subsidiaries’ relationships with an increasing number of clients. Moreover, as our subsidiaries introduce new wealth management services or enter into new markets, our subsidiaries may face unfamiliar market and operational risks and challenges which our subsidiaries may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our subsidiaries’ business.

Our subsidiaries’ limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

Our subsidiaries have a limited operating history. We commenced our business through our subsidiaries in the second half of 2016 when our subsidiaries formed SP1, their first asset management fund under management. In mid-2017, our subsidiaries launched their wealth management operation providing referral services to clients in connection with purchase wealth management products from third-party brokers. We intend to further develop our subsidiaries’ wealth management business in the future by engaging with more product brokers, expanding to offer more diverse categories of wealth management products, and offering more value-added ancillary services to clients. In late 2018, our subsidiaries began providing asset management related advisory services at the request of certain clients. In late 2020, our subsidiaries started to provide discretionary account management services to their clients. Since late 2021, our subsidiaries started providing wealth management services in the U.S. We recorded net income for the fiscal years ended September 30, 2021 and 2022, and net loss for the fiscal year ended September 30, 2023. We cannot assure you that our results of operations will not be adversely affected for any future period. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in a rapidly evolving and increasingly competitive market in Hong Kong and the U.S. Further, our limited operating history makes it difficult to evaluate other risks and challenges we may encounter in the future. If we fail to address the risks and difficulties we face, including those associated with those described elsewhere in this “Risk Factors” section, our subsidiaries’ business and our financial condition and results of operations could be adversely affected.

Our subsidiaries may not be able to continue to retain or expand their client base or maintain or increase the amount of investments made by their clients in the products distributed by the product brokers our subsidiaries work with.

Our subsidiaries target the large populations of high net worth and ultra-high net worth individuals as their clients are primarily in Asia. In light of Asia’s ever-evolving wealth management industry for high net worth and ultra-high net worth individuals we cannot assure you that our subsidiaries will be able to maintain and increase the number of their clients or that their existing clients will purchase wealth management products distributed by their network of brokers in the same amount. Our subsidiaries primarily rely on referral fees when their new and/or existing clients purchase new wealth management products, which we cannot assure you these clients will continue to purchase at the same rate or level. Our subsidiaries’ existing and future competitors may be better equipped to capture market opportunities and grow their client bases faster than our subsidiaries. A decrease in the number of our subsidiaries’ clients or a decrease in these clients’ purchase of insurance products distributed by our subsidiaries’ network of brokers may reduce revenues derived from referral fees and monetization opportunities for our subsidiaries’ wealth management services. If our subsidiaries fail to continue to meet their clients’ expectations on returns from the products purchased by such clients from the insurance brokers our subsidiaries work with or if such clients are no longer satisfied with our subsidiaries’ services, they may leave our subsidiaries for competitors and our reputation may be damaged by these clients, affecting our subsidiaries’ ability to attract new clients, which will in turn adversely affect our financial condition and operational results.

Any material decrease in the referral fee rates for our subsidiaries’ services may have an adverse effect on our revenues, cash flow and results of operations.

Due to the impact of ongoing COVID-19 pandemic, we generated an insignificant amount in revenue from referral fees paid by insurance brokers for the fiscal year ended September 30, 2021. For the fiscal year ended September 30, 2022, through our subsidiaries, we started providing wealth management services to clients in the U.S. market and generated a significant portion of our revenues from referral fees paid by a U.S.-based insurance broker. For the fiscal year ended September 30, 2023, we derived a small portion of our revenues from referral fees paid by insurance brokers. The referral fee rates are set by such brokers or negotiated between such parties and our subsidiaries, and vary from product to product. Future referral fee rates may be subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect product providers. These factors, which are not within our subsidiaries’ control, include the capacity of wealth management product providers to place new business and realize profits, client demand and preference for wealth management products, the availability of comparable products from other providers or brokers at a lower cost, the availability of alternative wealth management products to clients and the tax deductibility of referral fees. In addition, the historical volume of wealth management products that our subsidiaries’ clients purchased to may have a significant impact on our subsidiaries’ bargaining power with third-party wealth management product brokers in relation to the referral fee rates for future products. Because our subsidiaries do not determine, and cannot predict, the timing or extent of referral fee rate changes with respect to the wealth management products, it is difficult for our subsidiaries to assess the effect of any of these changes on our operations. In order to maintain their relationships with the product brokers and to enter into contracts for new products, our subsidiaries may have to accept lower referral fee rates or other less favorable terms, which could reduce our revenues. If some of our key wealth management product brokers decide not to enter into new contracts with our subsidiaries, or our subsidiaries’ relationships with such key wealth management product brokers are otherwise impacted, our subsidiaries’ business and our operating results could be materially and adversely affected.

If our subsidiaries fail to attract and retain qualified employees to manage their client relationships, our subsidiaries’ business could suffer.

Our subsidiaries’ employees who manage client relationships are responsible for maintaining relationships with our subsidiaries’ clients, such as serving as these clients’ day-to-day contacts and carrying out a substantial portion of the client services our subsidiaries deliver. Their professional competence and approachability are essential to establishing and maintaining our brand image. As our subsidiaries further grow their business and expand into new cities and regions, our subsidiaries have an increasing demand for high quality employees, mainly client relationship managers, who are capable of delivering satisfactory client services. Our subsidiaries have been actively recruiting and will continue to recruit qualified client relationship managers to join them. However, there is no assurance that our subsidiaries can recruit and retain sufficient client relationship managers who meet their high quality requirements to support our subsidiaries’ further growth. Even if our subsidiaries could recruit sufficient client relationship managers, our subsidiaries may have to incur disproportional training and administrative expenses in order to prepare their local recruits for such client’s job. If our subsidiaries are unable to attract and retain highly productive client relationship managers, our subsidiaries’ business could be materially and adversely affected. Competition for relationship managers may also force our subsidiaries to increase the compensation of their client relationship managers, which would increase operating costs and reduce our profitability.

If any insurance products distributed by the product brokers our subsidiaries work with or our subsidiaries’ business practices or the business practices of any of the product brokers our subsidiaries work with are deemed to violate any new or existing Hong Kong laws or regulations, our subsidiaries’ business and our financial condition and results of operations could be materially and adversely affected.

Insurance products and insurance products service providers are strictly regulated in Hong Kong. While we believe our subsidiaries are not regulated as insurance agents or insurance brokers under Hong Kong laws, our subsidiaries may be affected by Hong Kong financial regulations as a result of the insurance products distributed by the product brokers our subsidiaries work with and their relationships with those product brokers. Under the Criminal Procedure Ordinance (Chapter 221 of the Laws of Hong Kong), or the CPO, any person who aids, abets, counsels or procures the commission by another person of any offence shall be guilty of the like offence. If any insurance products distributed by any product broker our subsidiaries work with, or the business practice of the product brokers, is deemed to violate any Hong Kong laws or regulations, we cannot assure you that our subsidiaries will not be liable for assisting in the distribution of the product or otherwise found guilty of aiding, abetting, counseling or procuring the same offence committed by the product broker, even if we are not the direct provider of the product. Under the Insurance Ordinance (Chapter 41 of the Laws of Hong Kong), or the IO, any person who induces or attempts to induce another person to enter into a contract of insurance by making a false, misleading or deceptive statement, promise or representation, or by making a dishonest concealment of material facts commits an offence and is subject to a maximum fine of HK$1,000,000 (approximately $128,000) and imprisonment for up to two years. Further, under the IO, any person who holds himself/herself out to be (i) an insurance agent if he/she is not an appointed insurance agent of an insurer; or (ii) an insurance broker if he/she is not an authorized insurance broker, commits an offence and is subject to a maximum fine of HK$1,000,000 (approximately $128,000) and imprisonment for up to two years. If any of the insurance brokers our subsidiaries work with is deemed to commit any of these offences, we cannot assure you that our subsidiaries will not be found guilty of the same offence and liable for the same penalties if our subsidiaries are found guilty of aiding, abetting, counseling or procuring the same offence. As a result of any of the foregoing, our business, financial condition and prospects could be materially and adversely affected.

We are subject to concentration risk because we generated the majority of our revenues through a limited number of product brokers and advisory service clients.

For the fiscal year ended September 30, 2023, we generated the majority of our total revenue through a limited number of advisory service clients. For the fiscal year ended September 30, 2022, we generated the majority of our total revenue through a limited number of product brokers. For the fiscal year ended September 30, 2021, we generated the majority of our total revenue from asset management services using short-term IPO investment strategy. We generated approximately 82.34% of our total revenues for the fiscal year ended September 30, 2021 using short-term IPO investment strategy. Our subsidiaries’ partnerships with these product brokers and advisory service clients are not on an exclusive basis, and the contract durations generally are for one-year periods or shorter. Additionally, our subsidiaries commenced our wealth management operations in the U.S. market since late 2021, and our subsidiaries currently work with one insurance broker based in the U.S. For the fiscal year ended September 30, 2022, we generated approximately 99.93% of our revenues from wealth management services through cooperation with a U.S. based insurance agency, which accounted for approximately 84.37% of our total revenues for the period. For the fiscal year ended September 30, 2023, we generated approximately 81.24% of our revenues from asset management services through one advisory service client, which accounted for approximately 63.45% of our total revenues for the period. If these product brokers change their policies, terminate their business relationship with our subsidiaries or do not renew their agreements with our subsidiaries, our subsidiaries’ business and our result of operations may be materially and adversely affected. If our subsidiaries are not able to expand into new verticals and increase penetration in existing verticals to increase the number of product brokers, retain their existing relationships with product brokers or renew existing contracts with product brokers on terms favorable to our subsidiaries, our results of operations will be materially and adversely affected. Similarly, if our subsidiaries are unable to secure business relationships with new advisory service clients in a timely manner, or at all, our results of operations will be materially and adversely affected.

During the fiscal years ended September 30, 2021, 2022 and 2023, we generated the majority of our revenues from wealth management services through a limited selection of wealth management products.

During the fiscal years ended September 30, 2021, 2022 and 2023, we generated the majority of our total wealth management services revenues through a limited selection of wealth management products, and we expect to continue to generate our revenues from wealth management services through a limited selection of wealth management products. For the fiscal year ended September 30, 2021, due to the impact of ongoing COVID-19 pandemic, we generated an insignificant amount in revenue from referral fees, all of which was from the subscription of high-end medical insurance policies by our subsidiaries’ clients. For the fiscal year ended September 30, 2022, we generated approximately 84.37% of our total net revenue from the subscription of life insurance policies by a client of our subsidiaries. For the fiscal year ended September 30, 2023, we generated a small amount in revenue from referral fees, and 97.58% of which was from the subscription of savings plans by our subsidiaries’ clients. If any product providers decide to terminate underwriting savings plan policies, our subsidiaries’ clients may not immediately subscribe to other policies, or other wealth management products, and our subsidiaries’ business and our result of operations may be materially and adversely affected. Additionally, if any product providers decide to decrease the referral fees associated with savings plan policies, our revenues are expected to decrease, and our subsidiaries’ business and our result of operations may be materially and adversely affected. Furthermore, if our subsidiaries’ clients decide to work with other service providers to subscribe for other wealth management products, our results of operations will be materially and adversely affected.

The wealth management products that the product brokers distribute to our clients’ clients involve various risks and the failure of product brokers to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.

The product brokers our subsidiaries work with distribute a broad variety of wealth management products supplied by third-party product providers, which currently are primarily general insurance products and investment-linked insurance products. These products often have complex structures and involve various risks, such as market risk, liquidity risk, credit risks and inflation risks. The product brokers our subsidiaries work with must accurately describe the products to, and evaluate them for, our subsidiaries’ clients. Our success in having the clients we refer to insurance brokers purchase insurance products from such brokers depends, partly, on the clients’ trust on us to recommend quality product brokers who have the knowledge know-how and expertise to advise on the various risks. If the product brokers our subsidiaries work with fail to identify and fully appreciate the risks associated with products that are distributed to our clients, or fail to disclose such risks to our subsidiaries’ clients, and as a result our subsidiaries’ clients suffer financial loss or other damages resulting from their purchase of the wealth management products following our recommendation of the product brokers, our reputation, client relationships, business and prospects will be materially and adversely affected.

Any failure to ensure and protect the confidentiality of the personal data of our subsidiaries’ clients could lead to legal liability, adversely affect our reputation and have a material adverse effect on our subsidiaries’ business and our financial condition or results of operations.

Our subsidiaries’ services involve the exchange of information, including detailed personal and financial information regarding our subsidiaries’ clients, through a variety of electronic and non-electronic means. Our subsidiaries rely on a complex network of process and software controls to protect the confidentiality of data provided to our subsidiaries or stored on their systems. If our subsidiaries do not maintain adequate internal controls or fail to implement new or improved controls, this data could be misappropriated or confidentiality could otherwise be breached. Our subsidiaries could be subject to liability if they inappropriately disclose any client’s personal information, or if third parties are able to penetrate our subsidiaries’ network security or otherwise gain access to any client’s name, address, portfolio holdings, or other personal information. Any such event could subject our subsidiaries to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. In addition, such events would cause our subsidiaries’ clients to lose their trust and confidence in our subsidiaries, which may result in a material adverse effect on our subsidiaries’ business and our results of operations and financial condition.

We plan to expand our wealth management services through our subsidiaries in the U.S. market. Any worsening of U.S. economic conditions may adversely affect our ability to fully execute our business strategies.

Since late 2021, we started providing wealth management services in the U.S. through our subsidiaries. On May 9, 2022, our U.S. subsidiary obtained a license issued by the California Department of Insurance which authorized it to act as a life insurance agent. We plan to further expand our wealth management services through our subsidiaries in the U.S. market. If the general economic conditions in the U.S. were to worsen, a number of negative effects on our subsidiaries’ business operations in the U.S. could result, including declines in the number of insurance policies obtained by our subsidiaries’ clients and consequent decrease in the amount of referral fees to be paid by product brokers for the insurance policies purchased by the clients introduced by our subsidiaries. In such event, we may not be able to fully execute our business strategies and expand our wealth management services in the U.S. as planned.

Additionally, in February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, this action and related sanctions on the world economy are not determinable, and may lead to materially adverse impact on our financial condition, results of operations, and cash flows.

Our subsidiaries compete in a highly regulated industry in the U.S., which may result in increased expenses or restrictions on their operations.

We intend to conduct business in California through our subsidiaries and are subject to comprehensive regulation and supervision by government agencies in California including the California Department of Insurance. The primary purpose of such regulation and supervision is to provide safeguards for policyholders rather than to protect the interests of our shareholders, and it is difficult to anticipate how changes in such regulation would be implemented and enforced. As a result, such regulation and supervision could result in enforcement actions, fines or other penalties in the event of non-compliance and could reduce our profitability or growth by increasing compliance costs, technology compliance, restricting the services our subsidiaries may offer, the markets our subsidiaries may enter, the methods by which our subsidiaries may offer services, or the referral fees our subsidiaries may charge for their services and the form of compensation they may accept from insurance brokers or other third parties. In addition, the laws of the various other state jurisdictions establish supervisory agencies with broad administrative powers with respect to, among other things, licensing of entities to transact business, licensing of agents, admittance of assets, regulating premium rates, approving policy forms, regulating unfair trade and claims practices, determining technology and data protection requirements, establishing reserve requirements and solvency standards, requiring participation in guarantee funds and shared market mechanisms, and restricting payment of dividends. Further, state insurance regulators and the National Association of Insurance Commissioners continually re-examine existing laws and regulations, and such re-examination may result in the enactment of insurance-related laws and regulations, or the issuance of interpretations thereof, that adversely affect our business. Certain federal financial services modernization legislation could lead to additional federal regulation of some aspects of the insurance industry in the coming years, which could result in increased expenses or restrictions on our subsidiaries’ operations and cause us to incur additional direct costs in complying with any new regulations, as well as increased indirect costs resulting from any insurance broker incurring additional compliance costs that get passed on to us. These costs may adversely impact our results of operations and financial condition.

Although we believe that we are in compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules, regulations or interpretations thereof, will not be adopted in the future that could make compliance more difficult or expensive.

Prestige Global Allocation Fund (“PGA”), the fund our subsidiaries manage, can be redeemed periodically, which has occurred and may reoccur in the future, which may result in an adverse effect on our subsidiaries’ business and our results of operations and/or financial condition.

Pursuant to the fund documents signed by our subsidiaries and the fund investors, PGA can be redeemed periodically. Several investors of PGA have redeemed their investment in the past, and the remaining investors of PGA may redeem their investment at any time. Pursuant to the fund documents signed by our subsidiaries and the fund investors, our subsidiaries, as fund manager, also have the right to liquidate their fund upon the occurrence of certain events as provided in the fund documents. As such, if all or some of the investors in the fund redeem their investments, or if our subsidiaries liquidate the fund upon occurrence of certain events, our subsidiaries will be unable to receive their performance fees and carried interest as expected, which could result in an adverse effect on our subsidiaries’ business and our results of operations and/or financial condition.

Poor performance of the fund that our subsidiaries manage or a decline in the value of the underlying assets to our subsidiaries’ fund would cause a decline in our revenue, income and cash flow, and could adversely affect our subsidiaries’ ability to raise capital for future investment funds.

Investment performance is a key competitive factor for assets in the fund managed by our subsidiaries. Strong investment performance helps our subsidiaries to retain and expand their client base. Strong investment performance is therefore an important element to our goals of maximizing the value of the assets under our subsidiaries’ management. There can be no assurance as to how our subsidiaries’ future investment performance will compare to their competitors or that our subsidiaries’ historical performance will be indicative of future returns. Any drop or perceived drop in our subsidiaries’ investment performance as compared to our subsidiaries’ competitors could cause a decline in the purchase of investment products and services from our subsidiaries through our subsidiaries’ asset management operation or from our subsidiaries’ product brokers through our subsidiaries’ wealth management operation. These impacts may also reduce our subsidiaries’ aggregate amount of assets under management (“AUM”) and management fees. As our subsidiaries manage and advise fund of funds (FOF) that invest in top ranked hedge funds where the investment performance and the investment strategies of the underlying assets are not controlled by our subsidiaries, but determined by the managers of the underlying funds and other economic and market events not controlled or foreseeable by our subsidiaries, such as interest rate fluctuation, global financial crisis, flash crash and other black swan events. Further, as our subsidiaries managed the fund Prestige Capital Markets Fund I L.P. (“PCM1”) which invested in a fund in the form of a limited partnership (the “Underlying Fund”), which in turn invested in securities in the international capital market, where PCM1 was the limited partner and a third-party fund manager was general partner who manages and controls the Underlying Fund, and the Underlying Fund invested as anchor investor in the IPO shares of a company prior to its listing on Hong Kong Stock Exchange, the Underlying Fund is not controlled by our subsidiaries and the price of the securities may move up or down, and may become valueless and it is likely that losses will be incurred rather than profit.

In the event that the fund that our subsidiaries manage were to perform poorly, our revenue, income and cash flow could decline. Poor performance of our subsidiaries’ investment fund could also make it more difficult for our subsidiaries to raise new capital. Investors might decline to invest in future investment funds our subsidiaries raise. Investors and potential investors in our subsidiaries’ fund continually assess the performance of the fund that our subsidiaries manage, and our subsidiaries’ ability to raise capital for existing and future investment funds will depend on the continued satisfactory performance of such funds. Accordingly, poor fund performance may deter future investment in the fund our subsidiaries manage and thereby decrease the capital invested in such fund and ultimately our subsidiaries’ performance fee and management fee income. Alternatively, in the face of poor fund performance, investors could demand lower fees or fee concessions for existing or future funds which would likewise decrease our revenue.

In addition, the profitability of our subsidiaries’ growing asset management services is affected by fees charged based on the value of AUM. Any impairment on the value of the underlying assets to our subsidiaries’ FOF, whether caused by fluctuations or downturns in the underlying markets, the underlying funds or otherwise, will reduce our revenues generated from asset management business, which in turn may materially and adversely affect our overall financial performance and results of operations.

PCM1, a fund our subsidiaries used to manage, invested in IPO shares of a company through an underlying fund. The discretionary accounts our subsidiaries managed also invested in the IPO shares of certain target companies listed on the Hong Kong Stock Exchange. Our subsidiaries may continue providing discretionary account management services or launch funds with similar short-term IPO market investment strategy in the future, which involves substantial investment risks.

PCM1 was launched in January 2021 and ceased operations in February 2021. PCM1 invested in the Underlying Fund, which itself invested as anchor investor and participated in the IPO of a company upon its listing on the Hong Kong Stock Exchange. PCM1 contributed to approximately 60.28% of our total revenue for the fiscal year ended September 30, 2021. In addition, the discretionary accounts we managed also invested in the IPO shares of certain target companies on the main board of the Hong Kong Stock Exchange. Discretionary account management services involving short-term IPO investment strategy contributed to approximately 22.06% of our total revenue for the fiscal year ended September 30, 2021. Our subsidiaries’ asset management services involving short-term IPO investment strategy contributed to a total of approximately 82.34% of our total revenue for the fiscal year ended September 30, 2021. We did not utilize short-term IPO investment strategy in the fiscal years ended September 30, 2022 and 2023. In the future, our subsidiaries may continue providing discretionary account management services or launch funds with similar short-term IPO investment strategy. However, such investment strategy involves substantial risks. For instance, funds adopting short-term IPO investment strategy may have only one underlying asset, and therefore as the trading price of the investment shares fluctuates, the value of the investment in such funds could fluctuate significantly as well. If the trading price of the investment shares decreases, the value of the investment in such funds will decrease accordingly. Even if the trading price of the investment shares remains stable, our subsidiaries’ clients will still lose money due to fees charged in connection in investing in our subsidiaries’ funds. In addition, a lack of diversification of invested assets in the discretionary accounts we manage involves substantial investment risks. As such, our subsidiaries’ clients could suffer a substantial loss with such funds. Furthermore, short-term IPO investment strategy involves unique risks to investors they might not be otherwise subject to if they choose to make other private or public investments in a company’s shares. If the target investment company fails to launch or close its IPO as originally planned, investors’ investment will turn into indirectly investment in private shares of the target company and, as such, our subsidiaries may be subject to additional restrictions in selling the shares in our subsidiaries’ funds, exposing our subsidiaries’ investors to additional risks and uncertainties. In addition, the initial offering price of the target company’s shares may be overpriced, in which case if the share price decreases after the trading starts, our investors may suffer significant loss in their investment. We cannot assure you that any funds adopting short-term IPO investment strategy will be profitable or our subsidiaries will be able to generate profits for our subsidiaries’ clients in managing their investment accounts, and if the investments in funds or managed accounts that adopt the short-term IPO investment strategy go down in value, revenues generated from such funds will significantly decrease, which may materially and adversely affect our financial condition and results of operations.

Any failure by our subsidiaries to comply with applicable anti-money laundering laws and regulations in our subsidiaries’ asset management business could damage our reputation.

Our subsidiaries are required to comply with applicable anti-money laundering and anti-terrorism laws and regulations in Hong Kong and the Cayman Islands in respect of our subsidiaries’ assets management operation. These regulations require our subsidiaries, among others, to perform verification of customer identification, reporting of suspicious transactions, and preservation of customer identification information and transaction records. While our subsidiaries have adopted relevant procedures and policies such as client onboarding due diligence including name screening for purposes of anti-money laundering compliance, reviewing client profiles, transactions and funds transfer. Our subsidiaries also conduct anti-money laundering risk self-assessment including reviewing our anti-money laundering policy and procedures periodically to ensure that our subsidiaries comply with anti-money laundering guidance and counter-terrorist financing guideline. We cannot assure you that our subsidiaries will be able to establish and maintain effective anti-money laundering and anti-terrorism financing policies and procedures to completely eliminate any risk of being exploited for money laundering or terrorism financing purposes or that such policies and procedures, if adopted, will be deemed to be in compliance with applicable anti-money laundering and anti-terrorism financing laws and regulations.

Furthermore, if any of the hedge funds that our subsidiaries invest in fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

Our subsidiaries’ risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including employee misconduct.

Our subsidiaries have devoted significant resources to develop our risk management policies and procedures and will continue to do so. Nonetheless, our subsidiaries’ policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating their risk exposure in all market environments or against all types of risk. Many of our subsidiaries’ risk management policies are based upon observed historical market behavior or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our subsidiaries’ models indicate. This could cause our subsidiaries to incur investment losses or cause our subsidiaries’ hedging and other risk management strategies to be ineffective. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated.

Moreover, we are subject to the risks of errors and misconduct by our and our subsidiaries’ employees, which include:

●	engaging in misrepresentation or fraudulent activities when our subsidiaries market our brand as a wealth management service provider to clients and potential clients;

●	improperly using or disclosing confidential information of our subsidiaries’ clients, third-party wealth management product brokers or providers or other parties;

●	concealing unauthorized or unsuccessful activities; or

●	otherwise not complying with laws and regulations or our internal policies or procedures.

Although our subsidiaries have established an internal compliance system to supervise service quality and regulation compliance, these risks may be difficult to detect in advance and deter, and could harm our subsidiaries’ business and our results of operations or financial performance.

In addition, although our subsidiaries perform due diligence on clients, we cannot assure you that our subsidiaries will be able to identify all the possible issues based on the information available to our subsidiaries. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to properly record and verify a large number of transactions and events, and these policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Our subsidiaries’ failure to respond in a timely and cost-effective manner to rapid product innovation and service upgrade in the financial services industry may have an adverse effect on our subsidiaries’ business and our operating results.

The financial services industry is increasingly influenced by frequent new product and service introductions and evolving industry standards. We believe that our future success will depend on our subsidiaries’ ability to continue to anticipate the evolving needs of our clients, product innovations and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. There is a risk that our subsidiaries may not successfully identify service opportunities in our subsidiaries’ wealth management services operation and new product opportunities in our subsidiaries’ asset management operation or introduce these opportunities in a timely and cost-effective manner. In addition, service and product opportunities that our subsidiaries’ competitors develop or introduce may render our subsidiaries’ services and products noncompetitive. As a result, we can give no assurances that service upgrades and product innovation that may affect our subsidiaries’ industry in the future will not have a material adverse effect on our subsidiaries’ business and our results of operations.

Non-compliance with applicable regulations and illegal activities on the part of third parties with which our subsidiaries conduct business could disrupt our subsidiaries’ business and adversely affect our results of operations.

Our subsidiaries’ third-party product brokers, providers or other business counterparties may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may affect our subsidiaries’ business activities and reputation and in turn, our results of operations. Although our subsidiaries conduct due diligence on their business counterparties, we cannot be certain whether any such counterparty has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements. Under the CPO, any person who aids, abets, counsels or procures the commission by another person of any offence shall be guilty of the like offence. Accordingly, if any of our subsidiaries’ business counterparties is deemed to commit any offence, we cannot assure you that our subsidiaries will not be found guilty of the same offence and liable for the same penalties if our subsidiaries are found guilty of aiding, abetting, counseling or procuring the same offence. We cannot assure you that these counterparties will continue to maintain all applicable permits and approvals, and any non-compliance on the part of these counterparties may cause potential liabilities to our subsidiaries and in turn disrupt their operations.

The impairment or negative performance of other participants in the financial services industry could adversely affect our subsidiaries.

Our subsidiaries routinely work with counterparties in the financial services industry, including asset management companies, product brokers and other institutions, when providing their services. A decline in the financial condition of one or more financial services institutions may expose our subsidiaries to credit losses or defaults, limit our subsidiaries’ access to liquidity or otherwise disrupt the operations of our subsidiaries’ businesses. While our subsidiaries regularly assess their exposure to counterparties in the financial services industry, the performance and financial strength of specific institutions are subject to rapid change, the timing and extent of which cannot be known.

Downgrades in the credit or financial strength ratings assigned to the counterparties with whom our subsidiaries transact business or other adverse reputational impacts to such counterparties could create the perception that our financial condition will be adversely impacted as a result of potential future defaults by such counterparties. As a result, our operations and financial performances may be adversely impacted.

If we fail to promote and maintain our brand in a cost-efficient way, our subsidiaries’ business and our results of operations may be harmed.

We believe that, in addition to relying on word-of-mouth client referral through our subsidiaries’ excellent services, developing and maintaining awareness of our brand effectively is critical to attracting new clients and retaining existing ones. This depends largely on the effectiveness of our subsidiaries’ client acquisition strategy, our subsidiaries’ marketing efforts, our subsidiaries’ cooperation with their business partners and the success of the channels our subsidiaries use to promote their services. If any of our subsidiaries’ current client acquisition strategies or marketing channels become less effective, more costly or no longer feasible, our subsidiaries may not be able to attract new clients in a cost-effective manner or persuade potential clients to use their financial services.

It is likely that our subsidiaries’ future marketing efforts will require us to incur expenses. These efforts may not result in increased revenues in the immediate future or any increases at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring additional expenses, our results of operations and financial condition would be adversely affected, and our ability to grow our subsidiaries’ business may be impaired.

Our subsidiaries’ business depends on the continued efforts of our senior management. If one or more members of our senior management were unable or unwilling to continue in their present positions, our subsidiaries’ business may be severely disrupted.

Our subsidiaries’ business operations depend on the continued services of our senior management, particularly the executive officers named in this Annual Report. In particular, Mr. Hongtao Shi, our chairman of the board of directors (the “Chairman”) and Chief Executive Officer, is critical to the management of our subsidiaries’ business and operations and the development of our subsidiaries’ business strategies. While we have provided various incentives to our management, there can be no assurance that we can continue to retain their services. If one or more members of our senior management were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our subsidiaries’ business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. Any new executive we recruit may fail to develop or implement effective business strategies. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in Hong Kong or we may be unable to enforce them at all.

Our subsidiaries may fail to obtain and maintain licenses and permits necessary to conduct their operations in Hong Kong or in the Cayman Islands, and our subsidiaries’ business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in Hong Kong or the Cayman Islands.

The laws and regulations governing the financial services industry in Hong Kong are mainly the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), or the SFO, and its subsidiary legislation. Depending on the type of products and services being offered, financial service providers may be subject to the supervision and scrutiny by different authorities, and may be required to obtain and hold different licenses or permits. See “Regulation” for further details.

Our subsidiaries currently hold the following licenses, through PAM, from the SFC: (i) SFO Type 4 License, effective as of November 15, 2016, for conducting regulated activities related to advising on securities; and (ii) SFO Type 9 License, effective as of November 15, 2016, for conducting regulated activities related to asset management. We cannot assure you that our subsidiaries will be able to maintain their existing licenses, qualifications or permits, renew any of them when their current term expires or obtain additional licenses necessary for our future business expansion. Failure to comply with the applicable laws, rules and regulations may result in fines, injunctive orders, deregistration and other penalties, as well as adverse reputational risk, including negative publicity or perception. In extreme cases, our subsidiaries may be hampered or prevented from conducting business in a normal manner and some or all of our subsidiaries’ licenses may be suspended or revoked. Withdrawal, amendment, revocation or cancellation of any regulatory approval in respect of any part of our subsidiaries’ activities could cause us to cease conducting a particular regulated activity or change the way in which it is conducted. Furthermore, our subsidiaries have to ensure continuous compliance with all applicable laws, regulations and guidelines, and satisfy the SFC that PAM remains fit and proper to be licensed. If there is any change or tightening of the relevant laws, regulations and guidelines, it may materially and adversely affect our subsidiaries’ business operation. We cannot assure you that our subsidiaries will be able to maintain their qualification to sell private investment fund products or other regulated fund products or provide securities related advisory services. Accordingly, our subsidiaries’ business operations and our financial results might be materially and adversely affected.

We may also be subject to regulatory inspections and investigations from time to time. With respect to SFC investigations, we may be subject to secrecy obligations under the SFO whereby we are not permitted to disclose certain information relating to the SFC investigations. Also, unless we are specifically named as the party that is being investigated under the SFC investigation, we generally do not know whether we, any member of the Company and all of its subsidiaries, or any of their respective directors or staff or any responsible officer or licensed representative of PAM is the subject of the SFC investigations. If the results of the inspections or investigations reveal serious misconduct, the SFC may take disciplinary actions which would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers or licensed representative and/or any of our staff. Any of such disciplinary actions could have an adverse impact on our business operations and financial results.

Some of our subsidiaries’ clients reside in other countries or jurisdictions other than Hong Kong and the Cayman Islands. We may incur substantial additional costs to obtain and maintain required licenses and permits and/or comply with applicable laws and regulations. To the extent that our subsidiaries fail to obtain or maintain any required licenses or permits, or fail to comply with such laws and regulations, our subsidiaries’ business operations may suffer, and our results of operations and financial condition may be materially and adversely affected.

With respect to our wealth management services operation, we believe that our subsidiaries are not required to obtain additional licenses. Under the IO, an insurance agent means “a person who holds himself out to advise on or arrange contracts of insurance in or from Hong Kong as an agent or subagent of one or more insurers”, and an insurance broker means “a person who carries on the business of negotiating or arranging contracts of insurance in or from Hong Kong as the agent of the policy holder or potential policy holder or advising on matters related to insurance”. As we and our subsidiaries do not hold ourselves out to advise on or arrange contracts of insurance in or from Hong Kong as an agent or subagent of one or more insurers, nor do we or our subsidiaries carry on the business of negotiating or arranging contracts of insurance in or from Hong Kong as the agent of the policy holder or potential policy holder or advising on matters related to insurance, our subsidiaries’ business activities do not fall within the meaning of “insurance agent” or “insurance broker” under the IO and accordingly, we believe we and our subsidiaries should not be regulated as an insurance agent or an insurance broker under Hong Kong laws as the agent of the policy holder or potential policy holder or advising on matters related to insurance. Nonetheless, we cannot assure you that we and/or our subsidiaries will not be deemed to be directly distributing wealth management products or be deemed by government authority as carrying on the business as an insurance agent or insurance broker if they interpret the relevant rules differently and may be subject to registration of licenses and permits, and regulation under the IO. In such cases, we and/or our subsidiaries may need to cease the provision of such services or obtain the relevant licenses and qualifications.

In addition, if future Hong Kong regulations require that our subsidiaries obtain additional licenses or permits in order to continue to conduct our subsidiaries’ business operations, there is no guarantee that our subsidiaries would be able to obtain such licenses or permits in a timely fashion, or at all. It is also possible that changes or adverse outcomes of regulatory reviews would restrict the range of services that our subsidiaries are able to offer or the fees that we are able to charge. This could increase our costs of maintaining regulatory compliance. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

PGAM, being incorporated in the Cayman Islands, has been registered as a “Registered Person” with the Cayman Islands Monetary Authority (“CIMA”) under Securities Investment Business Act (Revised) of the Cayman Islands, or SIBA. Additionally, a “Registered Person” under SIBA will need to comply with, among other things, SIBA and the International Tax Co-operation (Economic Substance) Act (2021 Revision) (the “ES Act”) and associated regulations. We cannot assure you that PGAM will be able to maintain its status or qualifications as a “Registered Person” under SIBA and comply with the ES Act and associated regulations.

PGAM could be regarded as subject to SFC’s regulations and subject to liabilities if PGAM is found in violation of SFC’s regulations.

PGAM, being the manager of PCM1, could be regarded as subject to the SFC’s regulations and thus be required to obtain from the SFC a Type 9 License for conducting regulated activities related to asset management. PCM1 invested in the Underlying Fund, where PCM1 was the limited partner and a third-party fund manager was general partner who assumed ultimate responsibility for the management and control of the Underlying Fund. The Underlying Fund invested as anchor investor in the IPO shares of a company prior to its listing on the Hong Kong Stock Exchange. While the relevant rules and guidelines have not clearly defined if conducting asset management for Hong Kong investors would constitute a regulated activity which is subject to the SFO, the SFC reserves the discretion to assess the nature of the business activities as a whole taking into account a number of factors, including but not limited to the level of connections of the services provided within Hong Kong, whether the services are packaged to target the public of Hong Kong and whether the services are sought out by the customers on their own initiative, and make determination. Among the investors of PCM1, at least 4 individual investors or the ultimate beneficial owner of the corporate investors could be regarded as Hong Kong investors. As such, subject to the SFC’s discretion, there is a possibility that PGAM could be regarded as conducting the regulated activity of asset management which is subject to the SFC’s regulations for the purpose of protecting Hong Kong investor’s interests. In such event, if PGAM did not have a reasonable justification, PGAM could be found guilty of a criminal offence and even be held liable on conviction to a fine of HK$5,000,000 (approximately $638,000).

Our Hong Kong subsidiaries may be subject to criminal liabilities as a result of contraventions of regulations related to employment and labor protection in Hong Kong.

Under the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. For the periods between November 1, 2016 and October 4, 2017, PAM has not taken sufficient employee compensation insurance for its employees required of PAM under the ECO. For the period between July 7, 2018 and August 23, 2018, since PAM was in the process of renewing its employee compensation insurance policy, PAM has not taken employee compensation insurance for its employees required of PAM under the ECO during such period. For the period between September 25, 2017 and August 23, 2018, due to lack of corporate bank account, PWM has not taken sufficient employee compensation insurance for its employees required of PWM under the ECO. As a result of the foregoing, PAM and PWM may be found guilty of a criminal offence and be held liable on conviction to a fine of HK$100,000 (approximately $12,800).

Under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, every employer of an employee of 18 years of age or above but under 65 years of age is required to take all practical steps to ensure the employee becomes a member of a registered non-governmental mandatory provident fund scheme, or MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. For the period between October 17, 2017 and August 9, 2018, instead of making contributions to the MPF Scheme required under the MPFSO, PWM paid the amounts directly to its employees. As a result of the foregoing, PWM may be found guilty of a criminal offence and be held liable on conviction to a fine of HK$350,000 (approximately $44,700).

If we were deemed to be an “investment company” under the Investment Company Act of 1940, as amended (“1940 Act”), applicable restrictions could make it impractical for our subsidiaries to continue their business as contemplated and could have a material adverse impact on our business, operations and financial condition.

We are not, and, do not intend to operate as an “investment company” subject to registration and regulation under the Investment Company Act of 1940, as amended (“1940 Act”). The 1940 Act, generally, subjects to registration and regulation any company that it is or holds itself out as engaged primarily in the business of investing, reinvesting, or trading in securities (a “de facto investment company”). Historically, in determining whether a company is “engaged primarily” in the investment company business, and, thus, a de facto investment company, the courts and the Securities and Exchange Commission (the “SEC”) have considered the following five factors: (1) the company’s historic development; (2) the company’s public representation of policy; (3) the activities of the company’s officers and directors; (4) the source of the company’s present income; and (5) the nature of the company’s present assets (the Tonopah Factors”). More recently the Seventh Circuit Court of Appeals ruled in SEC v. National Presto Industries, Inc., 486 F.3d 305, 315 (7th Cir. 2007) that what principally matters is the beliefs that a company is likely to induce in investors. Specifically, whether its portfolio and activities will lead investors to treat the company as an investment vehicle or as an operating enterprise.

The Company is a not “engaged primarily” in the investment company business under the Tonopah Factors and, therefore, is not a de facto investment company. Rather, since its inception, the Company has been engaged primarily in providing wealth management services and asset management services to high net worth individuals through its direct and indirect wholly-owned subsidiaries. The Company has represented to the public since inception that is a holding company engaged in the business of providing wealth management services and asset management services through its direct and indirect wholly-owned subsidiaries. The Company’s officers and directors devote substantially all of their time overseeing the provision of wealth management and asset management services to clients through the direct and indirect wholly-owned subsidiaries. Substantially all of the Company’s revenue is derived from the wealth management services revenue and the asset management services revenue of its direct and direct and indirect wholly-owned subsidiaries. Finally, substantially all of the Company’s assets are comprised of the Company’s interests in the wholly-owned subsidiaries through which it provides wealth management services and asset management services.

The 1940 Act also subjects to registration and regulation any company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and does not own or propose to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis (“prima facie investment company”). The term “investment securities,” generally, includes all securities other than government securities and securities issued by majority-owned subsidiaries that are not, themselves, investment companies.

The Company also is not a prima facie investment company because substantially all of its assets are comprised of securities issued by wholly-owned subsidiaries that are not investment companies. Thus, substantially less than 40% of the value of the Company’s total assets (exclusive of government securities and cash items) are comprised of investment securities.

In summary, the Company is neither a de facto investment company or a prima facie investment company presently subject to registration and regulation under the 1940 Act.

Notwithstanding the foregoing, if we were deemed an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on capital structure, ability to transact business with affiliates and ability to compensate key employees, may make it impractical for us to continue our business as currently conducted and materially and adversely affect our business, operations and financial condition.

If we were deemed to be an “investment adviser” subject to registration and regulation under the Investment Advisers Act of 1940, as amended (“Advisers Act”) applicable restrictions could make it more difficult for us to continue our business and could have a material adversely impact on our business, operations and financial condition.

We are not, and do not intend to operate as an investment adviser subject to registration and regulation under the Investment Advisers Act of 1940, as amended (“Advisers Act”). In general, the Advisers Act subjects to registration and regulation any person who meets the definition of investment adviser and makes use of the U.S. mails other U.S. jurisdictional means. The definition of “investment adviser” encompasses any person who, for compensation, is engaged in the business of advising others about securities. We do not provide advice about securities and, thus, we do not meet the Advisers Act definition of investment adviser. Consequently, we are not subject to registration and regulation under the Advisers Act. Rather, we serve as a holding company for several direct and indirect wholly-owned subsidiaries that provide wealth management and asset management services. All of the Company’s asset management services are located outside of the U.S. and provide asset management services outside of the U.S. exclusively to non-U.S. persons.

The Advisers Act and the rules and regulations under the Advisers Act impose certain operational restrictions and compliance obligations on registered investment advisers. These include, for example, limitations on engaging in principal and agency transactions with clients, as well as charging performance-based fees. The U.S. Supreme Court has also held that the Advisers Act imposes on registered investment advisers a fiduciary duty to eliminate or at least disclose conflicts of interest. If we were subject to registration and regulation under the Advisers Act, these limitations and obligations could make it more difficult for us to continue our business and could have a material adverse impact on our business, operations and financial condition. Although our investment strategies might change in the future, we do not and will not engage in activities that will subject us to registration and regulation under the Advisers Act and we believe we will not be deemed to be an “investment advisor” under the Advisers Act.

Our reputation and brand recognition is crucial to our subsidiaries’ business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our subsidiaries’ business, financial condition and results of operations.

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of high net worth and ultra-high net worth individuals or enterprises that are current or potential clients, is critical to our subsidiaries’ business. Our reputation and brand is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our subsidiaries’ ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our subsidiaries’ business and our revenues would be materially and adversely affected.

Our subsidiaries’ business is subject to risks related to lawsuits and other claims brought by their clients.

We and our subsidiaries are subject to lawsuits and other claims in the ordinary course of our subsidiaries’ business. In particular, we and our subsidiaries may face arbitration claims and lawsuits brought by our subsidiaries’ clients who have bought wealth management products from brokers recommended by our subsidiaries which turned out to be unsuitable or by our subsidiaries’ clients who invested in the asset management funds our subsidiaries operate that had poor performance. Our subsidiaries may also encounter complaints alleging misrepresentation on the part of our subsidiaries’ relationship managers or other employees or that our subsidiaries’ have failed to carry out a duty owed to them. This risk may be heightened during periods when clients are experiencing losses or when the wealth management products do not provide the returns as expected. Actions brought against us and/or our subsidiaries may result in settlements, awards, injunctions, fines, penalties or other results adverse to us and/or our subsidiaries including harm to our reputation. The contracts between ourselves and third-party wealth management product providers do not provide for indemnification of our costs, damages or expenses resulting from such lawsuits. Even if we and our subsidiaries are successful in defending against these actions, the defense of such matters may result in significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and operating results. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We generated cash flows from operating activities in the amount of $1,302,350 in the fiscal year ended September 30, 2021, a decrease of $1,080,331 compared to cash flows generated from operating activities in the amount of $2,382,681 in the fiscal year ended September 30, 2020. The net cash provided by operating activities was $1,160,829 in the fiscal year ended September 30, 2022, representing a decrease of $141,521 compared to cash flows generated from operating activities in the amount of $1,302,350 in the fiscal year ended September 30, 2021. The net cash used in operating activities was $996,581 in the fiscal year ended September 30, 2023, representing a decrease of $2,157,410 compared to cash flows generated from operating activities in the amount of $1,160,829 in the fiscal year ended September 30, 2022. In addition, we generated a net income of approximately $1,912,016 and $1,354,538 during the fiscal years 2021, 2022, and a net loss of $1,035,751 during the fiscal year 2023, respectively. We cannot assure you that our subsidiaries’ business model will allow us to continue to generate positive cash, given our substantial expenses in relation to our revenue at this stage of our company’s development. Inability to collect our referral fees and asset management revenues from service providers and clients in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and operating results. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you that this will be the case. We may need additional cash resources in the future if our subsidiaries experience changes in business conditions or other developments. We may also need additional cash resources in the future if our subsidiaries find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions, or to grow their business substantially. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure that financing will be available in amounts or on terms acceptable to us, if at all.

Our results of operations are subject to fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar.

Exchange rate fluctuations between the U.S. dollar and the Hong Kong dollar, as well as inflation in Hong Kong may negatively affect our earnings. A portion of our revenues and expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our subsidiaries’ Hong Kong operations, including facilities-related expenses, are incurred in Hong Kong dollars, and personnel-related expenses are expected to be incurred in Hong Kong dollars. Consequently, inflation in Hong Kong will have the effect of increasing the dollar cost of our operations in Hong Kong, unless it is offset on a timely basis by a devaluation of the Hong Kong dollar, as applicable, relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Hong Kong or the rate of devaluation of the Hong Kong dollar, as applicable, against the U.S. dollar. In addition, we are exposed to the risk of fluctuation in the value of the Hong Kong dollar vis-a-vis the U.S. dollar. While the Hong Kong government has continued to pursue a fixed exchange rate policy, with the Hong Kong dollar pegged at approximately HK$7.80 to $1.00, we cannot assure you that such policy will be maintained. Any significant appreciation of the Hong Kong dollar against the U.S. dollar would cause an increase in our Hong Kong dollar expenses, as applicable, as recorded in our U.S. dollar denominated financial reports, even though the expenses denominated in Hong Kong dollars, as applicable, will remain unchanged. In addition, exchange rate fluctuations in currency exchange rates in countries or areas other than Hong Kong where we operate and do business may also negatively affect our earnings.

We may not be able to prevent others from unauthorized use of our subsidiaries’ intellectual property, which could harm our subsidiaries’ business and competitive position.

We regard our subsidiaries’ trademarks, domain names, know-how, trade secrets and similar intellectual property as critical to their success, and our subsidiaries rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our subsidiaries’ employees and others to protect our subsidiaries’ proprietary rights. Thus, we cannot ensure that any of our subsidiaries’ intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will provide us and our subsidiaries with competitive advantages. Moreover, our subsidiaries’ business partially relies on technologies developed or licensed by third parties, and we may not be able to obtain licenses and technologies from third parties on reasonable terms, or at all.

Third parties may obtain and use our intellectual property without our due authorization. Confidentiality and non-compete agreements may be breached by counter-parties. In such cases, we may need to resort to litigation and other legal proceedings to enforce our subsidiaries’ intellectual property rights. Such legal actions to enforce our intellectual property rights could result in substantial costs and a diversion of our managerial and financial resources. We cannot assure you that we and our subsidiaries will prevail in such litigation. In addition, our subsidiaries’ trade secrets may be leaked or otherwise become available to, or be independently discovered by, our subsidiaries’ competitors. To the extent that our subsidiaries’ employees or consultants use intellectual property owned by others in their work for our subsidiaries, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our subsidiaries’ intellectual property rights could have a material adverse effect on our subsidiaries’ business and our financial condition and operating results.

Our subsidiaries may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our subsidiaries’ business and our operations.

We cannot be certain that our subsidiaries’ operations or any aspects of their business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We and/or our subsidiaries may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our subsidiaries’ business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us and/or our subsidiaries in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us and/or our subsidiaries, we may be forced to divert some resources from our subsidiaries’ business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of Hong Kong’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how or other intellectual property rights in Hong Kong are still evolving and are uncertain, and we cannot ensure that Hong Kong courts or regulatory authorities would agree with our analysis. If we and/or our subsidiaries were found to be in violation of the intellectual property rights of others, we and/or our subsidiaries may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected.

Competition for employees is intense, and our subsidiaries may not be able to attract and retain the qualified and skilled employees needed to support their business.

We believe our success depends on the efforts and talent of our subsidiaries’ employees, including client relationship management, asset management professionals, and macro analysis professionals. Our future success depends on our subsidiaries’ continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. Our subsidiaries may not be able to hire and retain these personnel at compensation levels consistent with our subsidiaries’ existing compensation and salary structure. Some of the companies with which our subsidiaries compete for experienced employees have greater resources than our subsidiaries have and may be able to offer more attractive terms of employment.

In addition, our subsidiaries plan to invest significant time and expenses in training their employees, which we expect will increase the value of these employees to competitors who may seek to recruit them. If our subsidiaries fail to retain their employees, our subsidiaries could incur significant expenses in hiring and training their replacements, and the quality of our subsidiaries’ services and their ability to serve their high net worth and ultra-high net worth clients, resulting in a material adverse effect to our subsidiaries’ business.

Increases in labor costs in the Hong Kong may adversely affect our subsidiaries’ business and our results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, our subsidiaries are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and make severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment. We expect that our subsidiaries’ labor costs, including wages and employee benefits, will continue to increase. Unless our subsidiaries are able to control their labor costs or pass on these increased labor costs to their users by increasing the fees of their services, our financial condition and operating results may be adversely affected.

We and our subsidiaries do not have any business insurance coverage.

Currently, while our subsidiaries do maintain worker’s injury insurance, we and our subsidiaries do not have any business liability or disruption insurance to cover our subsidiaries’ operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Our subsidiaries face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our subsidiaries’ operations.

In addition to the impact of COVID-19, our subsidiaries are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Our business could also be adversely affected if employees of ours or our business partners are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the economy in Hong Kong and mainland China in general.

Risks Related to Our Ordinary Shares

Our controlling shareholder has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

As of the date of this Annual Report, Mr. Chi Tak Sze, our founder, controlling shareholder and director, beneficially owns an aggregate of approximately 5,135,788.8 Class B ordinary shares of the Company, representing through Prestige Financial Holdings Group Limited 96.24% voting rights of the Company. As a result of Mr. Sze’s substantial shareholding, Mr. Sze has a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Sze may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. We are a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of September 30, 2021 and 2022, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by Public Company Accounting Oversight Board (the “PCAOB”) as of September 30, 2021 and 2022. The material weakness identified related to limited accounting staff and resources with appropriate knowledge of accounting principles generally accepted in the United States of America (“U.S. GAAP”) and SEC reporting and lack of sufficient documented financial closing policies and procedures.

As of September 30, 2023, we have implemented measures and intend to continue to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including engaging qualified financial and accounting advisory team and relevant staff with experience in U.S. GAAP and SEC reporting requirements to strengthen the financial reporting function and set up a financial and system control framework. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. Presence of material weaknesses in our internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

In accordance with the provisions of the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of September 30, 2021, 2022 and 2023. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act.

If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee and an audit committee. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the corporate governance requirements of the Nasdaq Listing Rules. However, we may, in the future, consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on Nasdaq, we will be required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the criteria of Nasdaq for maintaining our listing, our securities could be subject to delisting, which would have a negative effect on the price of our Ordinary Shares and impair your ability to sell your shares.

If Nasdaq does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Ordinary Shares;

●	reduced liquidity with respect to our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We qualify as a foreign private issuer. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we will not be required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. We may cease to qualify as a foreign private issuer in the future, and consequently, we would be required to fully comply with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

You may face difficulties in effecting service of process, enforcing foreign judgments, or bringing actions against us or our directors and officers named in this Annual Report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and by the Companies Act (Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary responsibilities of our directors and officers to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors and officers under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws.

Currently, a substantial majority of our operations are conducted in Hong Kong, and a substantial majority of our assets are located in Hong Kong. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a majority of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. In addition, Hong Kong does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries and regions. Therefore, although the enforcement of a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, direct recognition and enforcement in Hong Kong of judgments of a court in Hong Kong in relation to any matter not subject to a binding arbitration provision may be difficult, time-consuming, costly or even impossible.

Conyers Dill & Pearman, our Cayman Islands counsel, and Han Kun Law Offices LLP, our Hong Kong counsel, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the foreign courts against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Han Kun Law Offices LLP has further advised us that there is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. For details, see “Enforceability of Civil Liabilities.”

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult or costly for us to find qualified persons to serve on our board of directors or as executive officers as a public company. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Anti-takeover provisions in our memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our memorandum and articles of association, which became effective on January 19, 2024, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice requirement of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

The Companies Act of the Cayman Islands does not provide shareholders with any right to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, shareholders holding one third of all votes attaching to our shares may requisition our directors to convene an extraordinary general meeting in accordance with our articles of association. Advance notice of not less than ten (10) clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one or more shareholders entitled to vote and present in person or by proxy, representing not less than one-third of all voting power of the Company’s share capital in issue throughout the meeting.

Our independent registered public accounting firm’s audit documentation related to their audit reports included in this Annual Report include audit documentation located in mainland China. Our Ordinary Shares may be delisted or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB is unable to inspect our audit documentation located in mainland China and, as such, you may be deprived of the benefits of such inspection which could result in limitations or restrictions to our access to the U.S. capital markets. The delisting or the cessation of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in this Annual Report filed with the SEC. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB.

Our current auditor and prior auditor are headquartered in Manhattan, New York, and have been inspected by the PCAOB on a regular basis. However, recent developments with respect to audits of Hong Kong based companies, such as us, create uncertainty about the ability of our auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditors through such inspections.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The PCAOB is currently able to conduct inspections of audit firms located in mainland China and Hong Kong and conduct inspections of U.S. audit firms where audit work papers are located in mainland China. The audit workpapers for our Hong Kong operations are located in mainland China.

In addition, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as Nasdaq of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the former U.S. president signed into law the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our securities could be adversely affected, and we could be delisted if it is unable to cure the situation to meet the PCAOB inspection requirement in time. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before your securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by mainland China and Hong Kong authorities in those jurisdictions, and identifies the registered public accounting firms in mainland China and Hong Kong that are subject to such determinations. The PCAOB has made such designations as mandated under the HFCAA. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. The former auditor of the Company, Marcum Asia CPAs LLP, is not among the auditor firms listed on the determination list issued by the PCAOB, which notes all of the auditor firms that the PCAOB is not able to inspect.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Should the PCAOB be unable to fully conduct inspections of our auditors’ work papers in mainland China, it will make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures and you may be deprived of the benefits of such inspection, which could result in limitation or restriction to our access to the U.S. capital markets, and our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements, which would adversely affect us.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

When our Class A Ordinary Shares are trading on Nasdaq, our Class A Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our Class A Ordinary Shares may not develop or be sustained.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

Assuming our Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because Ordinary Shares are listed on Nasdaq, such securities are covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price for our Class A Ordinary Shares may be volatile.

The initial public offering price for our Ordinary Shares (now redesignated as Class A Ordinary Shares), which was completed on July 6, 2023, was determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Class A Ordinary Shares, you may not be able to resell those shares at or above the price at which you purchased those shares. The market price for our Class A Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Hong Kong companies;

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports of the Company and the financial services industry in general;

●	conditions in Hong Kong wealth management and asset management industries;

●	our capability to catch up with the technology innovations in the industry;

●	changes in the economic performance or market valuations of other wealth management and asset management companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between Hong Kong dollar and the U.S. dollar; and

●	general economic or political conditions in Hong Kong, mainland China and greater Asia region.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Class A Ordinary Shares.

Volatility in our Class A Ordinary Shares price may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

The financial statements of our Company have been prepared on a going concern basis.

We have prepared our financial statements on a “going concern” basis which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. Our ability to continue as a going concern is dependent upon the successful commercialization of our current services. Ultimately, we must achieve a profitable level of operation through wealth management services and assets management services. We may require additional financing in the interim to fund our continuing operations and expected business plan.

Our dual-class share structure with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Class A ordinary shares may view as beneficial.

Our authorized and issued ordinary shares are divided into the Class A Ordinary Shares and Class B Ordinary Shares. Except for voting rights and conversion rights, the Class A Ordinary Shares and the Class B Ordinary Shares rank pari passu and have the same rights, preferences, privileges and restrictions. In respect of matters requiring the votes of our shareholders, holders of the Class A Ordinary Shares and Class B Ordinary Shares vote together as one class, and holders of the Class A Ordinary Shares are entitled to one vote per share while holders of the Class B Ordinary Shares are entitled to 20 votes per share.

As of the date of this annual report, Chi Tak Sze beneficially owns 5,135,788.8 Class B Ordinary Shares which account for an aggregate of 96.24% of the voting power represented by all our issued and outstanding ordinary shares. As a result, Chi Tak Sze, our director, will have the power to control all matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets and all other major corporate transactions.

Each Class B ordinary share is convertible into one Class A Ordinary Shares at any time by the holder thereof, while the Class A Ordinary Shares are not convertible into the Class B Ordinary Shares under any circumstances. Our second amended and restated memorandum of association and second amended and restated articles of association require any Class B Ordinary Shares to be automatically converted into Class A Ordinary Shares upon, among others, a direct or indirect sale, transfer, assignment or disposition of such Class A Ordinary Shares or a direct or indirect transfer or assignment of the voting power attached to such Class B Ordinary Shares through voting proxy or otherwise, to any person or entity an affiliate of the holder of such Class B Ordinary Shares. The potential conversion of Class B ordinary shares into Class A Ordinary Shares will have a dilutive effect on the existing shareholders of our Class A Ordinary Shares, which in turn could adversely affect the market price of our Class A Ordinary Shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on October 25, 2018.

On November 20, 2018, pursuant to a contribution agreement dated of even date, we issued an additional 3,000,000 Ordinary Shares to Prestige Financial Holdings Group Limited as consideration for the Company’s purchase of 100% of the issued shares of PPWM. On December 27, 2018, pursuant to a share exchange agreement dated of even date, we issued an aggregate of 1,000,000 Ordinary Shares to all the shareholders of PAI, with 906,582 Ordinary Shares issued to Prestige Financial Holdings Group Limited, 40,870 Ordinary Shares issued to Kington International Holdings Limited, 23,355 Ordinary Shares issued to Ensight Holdings Limited, and 29,193 Ordinary Shares issued to Pikachu Holdings Limited, as consideration for the Company’s purchase of 100% of the issued shares of PAI from those shareholders. After these transactions, the Company became the holding company of PPWM and PAI.

The Company owns 100% of the issued shares of PPWM, a company incorporated in the British Virgin Islands on May 23, 2014. PPWM owns 100% of the issued shares of PWM, a company incorporated in Hong Kong on January 26, 2015. PPWM owns 100% of the issued shares of PWAI, a corporation incorporated in California on February 15, 2022.

The Company also owns 100% of the issued shares of PAI, a company incorporated in the British Virgin Islands on December 4, 2015. PAI owns 100% of the issued shares of PAM, a company incorporated in Hong Kong on December 14, 2015. PAI owns 100% of the issued shares of PGAM, a company incorporated under the laws of the Cayman Islands on June 8, 2016. PAI also owns 100% of the issued shares of PGCI, a company incorporated under the laws of the Cayman Islands on November 3, 2020.

We operate through our wholly owned subsidiaries, PPWM and PAI, and their subsidiaries. Our wealth management operations are conducted through PPWM and its operating subsidiaries, while our asset management operations are conducted through PAI and its subsidiaries. Our subsidiaries’ asset management operations are currently primarily focused on managing and operating investment funds, and providing discretionary account management services and asset management related services. PAM currently holds licenses to act as fund manager.

The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this Annual Report. The percentages shown on the following chart represent percentages of equity ownership:

Emerging Growth Company Status

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our IPO on July 10, 2023; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

The Initial Public Offering

On July 10, 2023, we completed the IPO of 1,000,000 ordinary shares, $0.000625 par value per. The ordinary shares were sold at an offering price of $5.00 per share. On July 20, 2023, the underwriters of the IPO exercised their option to purchase 150,000 additional ordinary shares of the Company, at a price of $5.00 per share (the “Over-allotment Shares”). The closing of the sale of the Over-allotment Shares took place on July 21, 2023.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance requirements.

Re-Designation of Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares

On December 29, 2023, the Company held its 2023 Extraordinary General Meeting (the “Meeting”). At the Meeting, among other resolutions approved, the shareholders of the Company adopted the following resolutions: (i) the increase of the Company’s authorized share capital from US$100,000 divided into 160,000,000 ordinary shares of par value US$0.000625 each, to US$1,000,000 divided into 1,600,000,000 Ordinary Shares of par value US$0.000625 each; (ii) the re-designation and re-classification of shares of the Company that: (a) the issued 9,150,000 Ordinary Shares be and are re-designated and re-classified into Class A Ordinary Shares of par value US$0.000625 each with 1 vote per share on a one for one basis, and (b) the remaining authorized but unissued Ordinary Shares be and are re-designated and re-classified into (i) 1,430,850,000 Class A Ordinary Shares on a one for one basis and (ii) 160,000,000 Class B ordinary shares of par value US$0.000625 each with 20 votes per share on a one for one basis; and (iii) the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company.

On January 19, 2024, the Company filed the Second Amended and Restated Memorandum and Articles of Association with the Companies Register of the Cayman Islands. The change from Ordinary Shares to Class A Ordinary Shares reflected with the Nasdaq Capital Market and in the marketplace at the open of business on February 1, 2024, whereupon the Class A Ordinary Shares began trading.

B. Business Overview

Overview

Through our subsidiaries, we are a wealth management and asset management services provider based in Hong Kong, with the majority of our subsidiaries’ operations in Hong Kong. Our subsidiaries assist their clients in identifying and purchasing well matched wealth management products and global asset management products. Our subsidiaries’ clients for both wealth management and asset management services are primarily high net worth and ultra-high net worth individuals in Asia, and a majority of our subsidiaries’ clients reside in the mainland China or Hong Kong. In the fiscal year ended September 30, 2022, our subsidiaries’ wealth management services and asset management services contributed to approximately 84.44% and 15.56% of our total revenue, respectively. In the fiscal year ended September 30, 2023, our subsidiaries’ wealth management services and asset management services contributed to approximately 21.90% and 78.10% of our total revenue, respectively.

●	Wealth management services. Our subsidiaries work with licensed product brokers licensed in Hong Kong and in the U.S., who are primarily insurance brokers and distribute wealth management products, which currently consist only of insurance products, and assist them in customizing wealth management investment portfolios for our clients. Since late 2021, our subsidiaries started providing wealth management services in the U.S. Our subsidiaries also provide customized value-added services to their clients, including personal assistant services in Hong Kong, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, and referrals to renowned high end medical and education resources. Our subsidiaries do not charge their clients fees for these value-added services. In addition to insurance products, we intend to expand the network of product brokers our subsidiaries work with to provide clients with access to other types of wealth management products.

●	Asset management services. PAI and its subsidiaries provide asset management services to their clients acting as investment advisors and fund managers. Currently, our subsidiaries manage a fund of funds, or FOF, Prestige Global Allocation Fund (“PGA”). In addition to managing PGA, our subsidiaries also provide discretionary account management services to their clients. Previously, our subsidiaries managed another fund, PCM1, and our subsidiaries also provided asset management related advisory services. For our subsidiaries’ asset management services, they charge investors certain fees for managing and advising a fund, including subscription fees, performance fees and management fees.

Our subsidiaries mainly provide their wealth management and asset management services to high net worth and ultra-high net worth individuals or institutions owned by them in Asia, including business owners, executives, heirs of rich families and other affluent individuals. Word-of-mouth is currently one of the most effective marketing tools for our subsidiaries’ business and a majority of our subsidiaries’ new clients have come through referrals from existing clients. Our subsidiaries are also actively expanding their client referral network by actively maintaining client relationship, seeking referrals from existing clients, and expanding their business network.

In mid-2017, our subsidiaries launched their wealth management operation providing referral services to clients in connection with the clients’ purchase of wealth management products from third-party brokers. For wealth management services, we generated revenues through a limited number of product brokers. For the fiscal year ended September 30, 2021, we generated 100% of wealth management services revenue through one insurance broker. For the fiscal year ended September 30, 2022, we generated approximately 99.93% of wealth management services revenue through a U.S.-based insurance broker. For the fiscal year ended September 30, 2023, we generated 100% of wealth management services revenue through one insurance broker. We intend to further develop our subsidiaries’ wealth management business in the future by engaging with more product brokers that offer additional types of wealth management products.

In early 2017, our subsidiaries started to provide asset management services to their clients. In late 2018, our subsidiaries began providing asset management related advisory services as a type of their asset management services at the request of certain clients. In late 2020, our subsidiaries started to provide discretionary account management services to our clients as a type of our asset management services. For the fiscal years ended September 30, 2021, 2022, and 2023, we generated the majority of asset management services revenue from our advisory service clients and asset management fund. We generated approximately 60.32% of asset management services revenue from one advisory service client for the fiscal year ended September 30, 2021, approximately 84.71% of that from two advisory service clients for the fiscal year ended September 30, 2022, and approximately 81.24% of that from one advisory service client for the fiscal year ended September 30, 2023. In the future, our subsidiaries will continue to provide their clients with existing asset management services, and develop or introduce more highly desirable product and service opportunities that meet the ever-evolving standards of our subsidiaries’ clients.

For the years ended September 30, 2021, 2022 and 2023, our subsidiaries provided wealth management services to three, three and ten clients, respectively, and we generated revenue from wealth management services in the amount of $1,833, $1,760,760, and $76,338, respectively. Our wealth management revenue significantly increased for the fiscal year ended September 30, 2022 as compared to the previous fiscal year, because through our subsidiaries, we worked with a licensed product broker in the U.S. and provided wealth management services to a client in the U.S. For the fiscal year ended September 30, 2023, our wealth management revenue decreased significantly since there were fewer clients with willing to purchase insurance products. For the years ended September 30, 2021, 2022 and 2023, our subsidiaries provided asset management services to 21, seven and six clients, respectively, and generated revenue from asset management services in the amount of $2,790,346, $324,518 and $272,190, respectively. Among the 21 clients our subsidiaries provided asset management services to in the fiscal year ended September 30, 2021, 15 clients received short-term asset management services that lasted for less than one fiscal year, such as our discretionary account management services and PCM1. For our subsidiaries’ asset management services, as of September 30, 2021, 2022 and 2023, five, five and three clients had their assets under our subsidiaries’ management, respectively. The AUM of PGA was $4,589,962, $4,547,862, and $5,095,764, as of September 30, 2021, 2022 and 2023, respectively. The AUM of our subsidiaries’ discretionary account management was $29,400 as of September 30, 2023. With respect to our subsidiaries’ asset management related advisory services, our subsidiaries provided services to one, two, and one client(s), for the years ended September 30, 2021, 2022 and 2023, respectively. Our subsidiaries actively maintain their relationships with their clients, and we believe that the quality of our subsidiaries’ services, our client-centric culture, and our subsidiaries’ value-added services have contributed to a generally steady client base.

From September 30, 2023 to the date of this Annual Report, our subsidiaries do not have any new client for either wealth management services or asset management services. As of the date of this Annual Report, three clients have their assets under our subsidiaries’ management. Among them, one client has its assets in our subsidiaries’ PGA fund, and two clients have their assets under our subsidiaries’ discretionary account management.

Our revenue decreased by approximately 25.32% from approximately $2.79 million in the fiscal year ended September 30, 2021 to approximately $2.09 million in the fiscal year ended September 30, 2022, and decreased by approximately 83.29% to approximately $0.35 million in the fiscal year ended September 30, 2023. Our net income for the fiscal years ended September 30, 2021 and 2022 were approximately $1.91 million and $1.35 million, respectively, and our net loss for the fiscal years ended September 30, 2023 was approximately $1.03 million.

For the fiscal year ended September 30, 2023, wealth management services and asset management services contributed to approximately 21.90% and 78.10% of our total revenue, respectively. Approximately 63.45% of revenues from asset management services for the fiscal year ended September 30, 2023, or approximately $0.22 million, was generated from one advisory service client. See “Item 3 Key Information — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We are subject to concentration risk because we generated the majority of our revenues through a limited number of product brokers and advisory service clients.”

For the fiscal year ended September 30, 2022, wealth management services and asset management services contributed to approximately 84.44% and 15.56% of our total revenue, respectively. Approximately 99.93% of revenues from wealth management services for the fiscal year ended September 30, 2022, or approximately $1.76 million, was generated from a client in the U.S. The client purchased three life insurance policies with an average premium of more than approximately $9.60 million for each policy. On average, we generated approximately 6.11% of the total premiums of these three life insurance policies as referral fees. See “Item 3 Key Information — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — During the fiscal years ended September 30, 2021, 2022 and 2023, we generated the majority of our revenues from wealth management services through a limited selection of wealth management products.”

For our revenue for the fiscal year ended September 30, 2021, wealth management services and asset management services contributed to approximately 0.07% and 99.93% of our revenue, respectively. Our subsidiaries utilized short-term IPO investment strategy in their asset management services. The ultimate investments of PCM1, a fund our subsidiaries managed, and the discretionary accounts our subsidiaries managed were the IPO shares of certain target companies on the main board of the Hong Kong Stock Exchange. Specifically, PCM1 invested in an underlying fund that participated in the IPO of a company on the Hong Kong Stock Exchange, whereas the discretionary accounts our subsidiaries managed invested by directly purchasing the IPO shares of and participating in the IPOs of certain companies on the main board of the Hong Kong Stock Exchange. Our asset management services involving short-term IPO investment strategy contributed to a total of approximately 82.34% of our total revenue for the fiscal year ended September 30, 2021, among which discretionary account management services involving this strategy contributed to approximately 22.06% of our total revenue, and PCM1, a fund our subsidiaries managed that also adopted short-term IPO investment strategy, contributed to approximately 60.28% of our total revenue. Investments involving short-term IPO investment strategy could be subject to substantial risks. See “Item 3 Key Information — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — PCM1, a fund our subsidiaries used to manage, invested in IPO shares of a company through an underlying fund. The discretionary accounts our subsidiaries managed also invested in the IPO shares of certain target companies listed on the Hong Kong Stock Exchange. Our subsidiaries may continue providing discretionary account management services or launch funds with similar short-term IPO market investment strategy in the future, which involves substantial investment risks.” We did not utilize short-term IPO investment strategy in the fiscal years ended September 30, 2022 and 2023.

Competitive Advantages

We believe the following competitive strengths have contributed, and will contribute, to our growth:

Significant Client Satisfaction and High Client Retention

We believe that we have a reputable brand image among our subsidiaries’ clients. As an independent wealth management and asset management services provider, through our subsidiaries, we focus on the quality of services and maintain a loyal client base. Our subsidiaries measure client satisfaction by conducting client satisfaction surveys mostly via telephone calls, instant messaging or in-person meetings to collect accurate feedbacks about our subsidiaries’ services from their clients. Meanwhile, recurrent client referrals by existing clients effectively reflect the high level of satisfaction by our subsidiaries’ clients. For the fiscal years ended September 30, 2021 and 2022, approximately 76% and 100%, respectively, of our subsidiaries’ new clients, including both wealth management and asset management clients, came through referrals from existing clients. For the fiscal years ended September 30, 2023, all our clients were existing clients. The number of clients who have purchased our subsidiaries’ services more than one time reflects the level of client retention in their business. To this end, our subsidiaries strive to explore their clients’ needs and offer their clients with best suited products or services, so that our subsidiaries can build longer-term and more stable relationships with clients. We believe that our subsidiaries’ existing clients will return to seek our subsidiaries’ referral services for additional products, or invest more with our subsidiaries’ investment fund or through our subsidiaries’ discretionary account management. From the time our subsidiaries launched their wealth management services to September 30, 2023, 18, or approximately 39%, of our subsidiaries’ wealth management clients purchased multiple insurance policies from brokers our subsidiaries work with, and nine of these 18 clients had purchased insurance policies on multiple occasions, indicating client satisfaction with our subsidiaries’ services and the brokers they introduce. From the time our subsidiaries launched their asset management services to September 30, 2023, nine, or 28% of their asset management clients purchased more than one asset management services from our subsidiaries. We believe that our subsidiaries have been successful at leveraging the influence and network of their existing clients to grow their client base. We expect our subsidiaries’ loyal client base to continue to grow, as our subsidiaries continue to capitalize on the opportunities stemming from the rapid growth of the high net worth and ultra-high net worth population in Asia.

Client Experience Oriented, Customized, and High-Quality Value-Added Services

Our subsidiaries’ client-centric corporate culture and value-added services are what we believe differentiate our subsidiaries from their competitors in the wealth management and asset management services industries. Our subsidiaries’ business process delivers a continuum of complementary, value-added services, including personal assistant services, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, referrals to renowned high-end medical and education resources, without cost to our subsidiaries’ clients. Due to the wealth management, asset management and value-added services our subsidiaries have been providing, our subsidiaries have built a one-stop, customized client experience model designed to meet the wealth management and preservation needs of our clients. We will continue to add additional value-added services at the demand and request of our subsidiaries’ clients. We believe that our subsidiaries’ client-centric service structure is key to maximizing our subsidiaries’ client satisfaction and retention. For the fiscal years ended September 30, 2021 and 2022, for all of our subsidiaries’ business operations, including wealth management and asset management services, approximately 76% and 100%, respectively, of our subsidiaries’ new clients came through referrals from existing clients, attesting to the quality and effectiveness of our subsidiaries’ client services. For the fiscal years ended September 30, 2023, all our clients were existing clients.

Referrals from Well-Connected Clients

Well-connected clients refer to our subsidiaries’ clients who are acquainted with or related to people of influence or wealth. A majority of our subsidiaries’ existing clients are executives and principal shareholders of companies, including entrepreneurs backed by significant family businesses. Our subsidiaries’ clients also have on average, minimum investable assets worth $5 million. We believe the influence and both the personal and professional networks of our subsidiaries’ existing clients provide our subsidiaries with access to a larger network of prospective clients who are high net worth or ultra-high net worth individuals. In the fiscal year ended September 30, 2021, our subsidiaries provided wealth management services and asset management services to three and 21 clients respectively, and the average revenue we generated from each new client from asset management services was approximately $128,526. In the fiscal year ended September 30, 2022, our subsidiaries provided wealth management services and asset management services to three and seven clients, respectively, and the revenue we generated from the new client from wealth management services was approximately $1,759,451, and that from asset management services was $274,904. In the fiscal year ended September 30, 2023, our subsidiaries provided their wealth management services and asset management services to ten and six clients, respectively, all of which were existing clients. For the fiscal year ended September 30, 2021, despite of decreased client number and revenue in our wealth management business due to the impact of COVID-19 pandemic, approximately 64.14% of our total revenues came from our subsidiaries’ new asset management clients who were referred to our subsidiaries by existing clients. For the fiscal year ended September 30, 2022, nearly 100% of our wealth management revenues and approximately 84.71% of our asset management revenues came from referral by existing clients. For the fiscal year ended September 30, 2023, all of our wealth management revenues and asset management revenues came from existing clients. We believe that our subsidiaries have been successful at leveraging the influence and network of their existing clients to grow their client base.

Carefully Selected Business Partners such as Product Brokers and Underlying Fund Managers

With respect to our subsidiaries’ wealth management services, our subsidiaries carefully select and introduce to their clients highly desirable wealth management brokers who offer products designed to meet the financial and wealth planning needs of high net worth and ultra-high net worth individuals. Our subsidiaries primarily work with insurance brokers who offer a wide array of insurance products with different product features, different levels of risk and returns and various investment goals that address the wealth management and preservation needs of our subsidiaries’ clients as perceived by our subsidiaries. Our subsidiaries have adopted specific criteria in selecting the wealth management brokers that they work with and perform rigorous due diligence before they partner up with these brokers. Our subsidiaries also carefully select the wealth management and preservation industry professionals providing value-added services to whom our subsidiaries refer their clients.

With respect to our subsidiaries’ asset management services, their fund selection models choose global asset management products from their database that includes over 150 carefully-selected top ranking hedge funds with superior reputation and outstanding investment records, which are then vetted and approved by our subsidiaries’ investment committee.

Access to Highly Desirable Products That Are Not Widely Open to Subscribers

With respect to our subsidiaries’ wealth management services operation, the insurance brokers our subsidiaries work with have access to insurance policies that may have a limited number of authorized subscribers. Typically, brokers are given a quota of subscribers that can subscribe to such policies. The brokers our subsidiaries work with tend to have a larger quota of subscribers than other less established or recognized brokers because of their operating history, market recognition and relatively bigger sizes. Therefore, through our subsidiaries’ referral services, our subsidiaries’ clients have access to such policies.

With respect to our subsidiaries’ asset management services operation, our subsidiaries’ individual clients have access, through our subsidiaries’ funds and our subsidiaries’ broad global network of fund management companies in the United States and European Union, to hedge funds that are rarely open to individual investors in general. These hedge funds are highly sought after and typically have a capped total subscription size, in addition to a preference for institutional investors over individual investors. Additionally, these funds have high investment amount requirements that the individual investors are not typically able to meet. As such, these highly sought-after hedge funds are rarely accessible by individual investors.

Experienced Management Team

We have a highly experienced management team. Our Chief Executive Officer and Chairman, Mr. Shi, has worked in the financial industry in the United States and Hong Kong for more than ten years and has extensive experience working with high net worth and ultra-high net worth individual clients in both Hong Kong and mainland China. Mr. Shi has a deep understanding and know-how of the financial industry, as well as insight into wealth management and asset management. We also have highly qualified industry professionals with an average of more than 10 years of experience at well-known investment banking firms such as Merrill Lynch, Piper Jaffray, and Goldman Sachs. We believe that our management team’s insightful industry knowledge and vision, and strong execution capabilities significantly contribute to our growth.

Our Growth Strategies

We aspire to, through our subsidiaries, become a trusted wealth management services brand among Asia’s high net worth individuals. To achieve this goal, we intend to leverage on our existing strengths and pursue the following strategies:

Further enhance our brand recognition among high net worth and ultra-high net worth individuals

We believe that brand recognition is critical for the further growth of our subsidiaries’ business. To enhance our brand recognition, we plan to continue to focus on client service through rigorous research and due diligence of product brokers. We also intend to continue conducting a wide range of marketing activities through our subsidiaries, including industry conferences, brand marketing workshops as well as client appreciation events. We also intend to offer other value-added services through our subsidiaries that are highly sought after among high net worth and ultra-high net worth individuals including but not limited to study tours to global financial institution, art finance tours, wealth inheritance lectures, and preservation lectures.

Further grow our subsidiaries’ client base

We expect to continue to expand our subsidiaries’ client base in mainland China, Hong Kong, the U.S., and other countries in Asia through expanding the network of high net worth and ultra-high net worth individuals accessible through our subsidiaries’ existing clients and client pipelines through private banking networks and chambers of commerce and industry associations. We believe our subsidiaries’ client-centric and personalized services are critical to maintaining the loyalty of our subsidiaries’ existing clients, and further attract additional high net worth and ultra-high net worth individuals to choose our subsidiaries to assist them in their wealth management and preservation objectives. To support our business growth, we plan to further expand our senior management team and our subsidiaries’ team of qualified client relationship managers to ensure that every client could be abundantly and carefully served. We expect to also systematically train our subsidiaries’ client relationship managers to better identify the needs of high net worth and ultra-high net worth individuals so as to be able to provide corresponding services expeditious to meet any needs as they arise. Meanwhile, we expect our subsidiaries’ client relationship managers to serve the network circles of high net worth and ultra-high net worth individuals, identify prospective clients’ demands in a timely manner and make client initiation arrangements accordingly.

Grow our subsidiaries’ asset management business to include a larger number of funds and diversify the types of funds

Currently, our subsidiaries’ fund database on which our subsidiaries’ investment target selection models run includes potential securities of high-growth companies prior to or in their initial public offering in the international capital market and approximately 150 top ranked hedge funds. We expect to continue to expand our subsidiaries’ database by increasing fund categories such as fixed income funds, real estate funds, venture capital funds and private equity funds and offering a wider variety of investment products, and to perform rigorous risk management to ensure the high quality of the funds that our subsidiaries manage and advise. Additionally, we intend to strengthen our expertise in asset management services by recruiting more industry experts to expand our subsidiaries’ investment research team, and adopting additional investment strategies.

Integrate resources and provide one-stop wealth preservation and management solution

Our subsidiaries have collected and consolidated a database of high quality and suitable tax experts, lawyers, trust consultants and other wealth preservation and management industry experts who are able to provide professional, objective and alternative solutions to clients that our subsidiaries refer. Our subsidiaries provide such solutions and referrals to their clients to better serve these clients’ needs as our subsidiaries seek to meet their clients’ needs beyond the scope of our subsidiaries’ current services. Our subsidiaries currently do not receive referral fees for referrals and sharing of such resources. Our subsidiaries plan to hire relevant industry experts to become their long-term consultants in the future, and plan to launch customized service portfolio based upon our subsidiaries’ past experiences and supplemented by the evolving needs of our subsidiaries’ clients. Our subsidiaries also plan to develop immigration planning with a wealth management objective, to help high net worth and ultra-high net worth individuals and families achieve global asset allocation and wealth inheritance integrating global immigration planning. As such, we plan to become a one-stop solutions service provider through our subsidiaries in wealth preservation and management to more efficiently, effectively and conveniently provide professional advice to our clients. We aim at becoming long-term partners to our subsidiaries’ clients in asset allocation and family wealth inheritance.

Pursue strategic investments and acquisition opportunities

To provide our subsidiaries’ clients with more all-inclusive wealth management services and comprehensive asset management services, our subsidiaries may selectively invest in or acquire companies that are complementary to their business, including opportunities that can further grow our subsidiaries’ current businesses and drive their long-term growth.

Services

Through our wholly owned subsidiaries, we provide wealth management and asset management services, respectively, to meet the wealth management and preservation and investment objectives of our subsidiaries’ high net worth and ultra- high net worth clients.

Wealth Management Services

In mid-2017, our subsidiaries launched their wealth management services, where our subsidiaries introduce their high net worth and ultra-high net worth clients to wealth management product brokers who distribute a wide array of wealth management products customized to meet the investment and wealth management needs of our subsidiaries’ clients. Since the inception of our subsidiaries’ wealth management services operation in 2017, they have focused their wealth management services operation on introducing their clients to insurance products and have primarily worked with insurance brokers. Specifically, with respect to insurance products, our subsidiaries have selected insurance brokers that have access to a wide range of policies from a selection of insurance product providers, including life insurance, savings plan, critical illness, high-end medical insurance, basic coverage policies and annuities, as well as products with investment attributes. Since late 2021, our subsidiaries started providing wealth management services in the U.S. market. On May 9, 2022, our U.S. subsidiary obtained a license issued by the California Department of Insurance which authorized it to act as a life insurance agent.

The sizeable amount of investable assets of our subsidiaries, on average above $5 million each, makes our subsidiaries an attractive and reliable source of funds to wealth management product brokers such as insurance brokers. Our subsidiaries strive to better meet their clients’ specific and individualized needs by providing their clients with access to diversified product portfolios. Accordingly, our subsidiaries work with qualified product brokers who have access to a wide range of products from a selection of product providers and are capable of providing high quality diversification allocation for our subsidiaries’ clients. We also provide client support services during the origination of the insurance policy products when the clients subscribe to the policies, in addition to client maintenance services surrounding the renewals that occur annually on the policy anniversary dates of each policy, until the expiration of each policy’s premium payment term.

We generate revenue for our subsidiaries’ wealth management business from product brokers in the form of referral fees. The referral fees paid by such product brokers are calculated based on the value of wealth management products that our subsidiaries’ clients purchase from such brokers.

The following is an illustration of our subsidiaries’ wealth management services which connect our subsidiaries’ high net worth and ultra-high net worth clients to other market participants such as insurance brokers. The insurance brokers our subsidiaries work with distribute insurance products and policies. Insurance providers, such as insurance companies, may work with either their own insurance agents, or insurance brokers who source from a larger number of product providers, or both.

Client Acquisition

Our subsidiaries acquired new clients primarily in two ways, namely through referrals from our subsidiaries’ past and existing clients, and through introduction by our founder Mr. Sze and our Chief Executive Officer, Mr. Shi. Once our subsidiaries’ past or existing clients, or our related parties, connect our subsidiaries with new clients, our subsidiaries’ designated client relationship manager will conduct client onboarding process by introducing our subsidiaries’ services and the product brokers our subsidiaries work with, and collecting preliminary client information. For the fiscal year ended September 30, 2021, due to the travel restrictions in response to the COVID-19 pandemic, our subsidiaries did not have any new client for their wealth management services, because potential clients were unable to visit Hong Kong in person to complete required physical examination and get their policies approved by the insurance company. For the fiscal year ended September 30, 2022, a new client was acquired in the U.S. market through the referral by our subsidiaries’ one existing client. For the fiscal year ended September 30, 2023, all our clients were existing clients Our subsidiaries do not enter into service agreements directly with the product brokers’ clients, while our subsidiaries’ clients consent to our subsidiaries’ services upon providing preliminary personal information to our subsidiaries to be passed on to the product brokers. Our subsidiaries do not charge prospective clients any fees if they decide not to purchase any wealth management products from product brokers that our subsidiaries work with.

Our Client Service Model

Our subsidiaries operate under a proven and cost-effective client service model, by integrating the services of well-seasoned product brokers who distribute a large selection of wealth management products and provide advisory services on the allocation of wealth management products, covering the full-service cycle for each client. In addition to referring their clients to product brokers, our subsidiaries provide services to their clients by maintaining regular correspondence between the product brokers and their clients, and maintaining client relationships as needed. Each of our subsidiaries’ clients is supported by a designated client relationship manager who organizes clients’ information, refers clients to product brokers, explores additional service needs the clients may have, and conducts continuous client relationship maintenance.

Based upon the initial client information compiled by our subsidiaries’ client relationship managers, product brokers further gather information from the clients with the help of our subsidiaries’ customer relationship managers to assess such clients’ risk profiles, understand their financial objectives and craft tailored wealth management plans for them. While our subsidiaries’ client relationship managers do not provide any advisory services or discuss the features of specific wealth management products, they are also part of the correspondence between the product brokers and our subsidiaries’ clients, thus achieving a smooth and seamless transition from new client development to service delivery. The product brokers our subsidiaries work with have a vast array of investment products for clients to choose from in order to develop tailored portfolios. To sustain and further improve our subsidiaries’ service quality, our subsidiaries’ client relationship managers are also dedicated to continuous maintenance of client relationships and collection of client feedback via telephone calls, instant messaging or in-person meetings. Our subsidiaries’ client relationship managers communicate with our subsidiaries’ clients on at least a monthly basis to evaluate their level of satisfaction and to explore their needs for additional ancillary services. This collaborative client service model facilitates new client development, integrates quality and consistent professional services provided by trusted and vetted third-parties, and nurtures long-term relationships with our subsidiaries’ existing clients.

Our subsidiaries’ services currently entail introducing their clients to insurance brokers and providing administrative support to their clients in the subscription of insurance policy contracts with the brokers introduced by our subsidiaries. Our subsidiaries do not directly sell insurance policies to their clients and do not enter into end agreements with their clients. Our subsidiaries do not negotiate or arrange contracts of insurance as the agent of their clients, nor do our subsidiaries advise on matters related to insurance policies or products. Our subsidiaries’ clients do not directly compensate our subsidiaries for their services. Our subsidiaries do not work with insurance product providers to create or structure new policies, offer advice on financial as well as commercial terms or serve an advisory role in structuring the investment profile of our subsidiaries’ wealth management clients. Our subsidiaries are compensated directly by the insurance brokers with whom our subsidiaries enter into referral service agreements. Typically, pursuant to these referral service agreements, our subsidiaries are compensated for services related to policy origination (however our subsidiaries may not recognize such compensation until expiration of the applicable free-look periods) and renewals of the same products that occur annually on the policy anniversary dates, until the expiration of the policy’s premium payment term.

Our subsidiaries also deliver to their clients a continuum of value-added services before, during and after their clients’ initial purchase of wealth management products, such as handling the administrative support for our subsidiaries’ clients for each renewal of insurance policies during the standard length of time the insurance policies are in effect. Some value-added services are complimentary which include personal assistant services in Hong Kong, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, referrals to renowned high end medical and education resources. Our subsidiaries do not charge their clients any fees for these value-added services.

Our Relationship with Product Brokers Such as Insurance Brokers

As our subsidiaries do not enter into end contractual agreements with their clients, an individual becomes our subsidiaries’ client by consenting to our subsidiaries’ services and providing preliminary personal information to us to be passed on to the product brokers. Such client is then assigned a client relationship manager who will collect the client’s preliminary information and wealth management needs and goals, select for the client an appropriate product broker in our network of product brokers, and pass on the collected information to such product broker. Based on the collected information, the product broker distributing the wealth management products is expected to create for and provide to the client, a portfolio of customized selection of products distributed by the broker, with the relevant terms and costs. Our subsidiaries then continue to provide client management services to their clients, including but not limited to, assistance with information collection and communication with brokers, client satisfaction questionnaire distribution and collection) as these clients consult the product brokers on products and investment related issues until the clients decide to purchase products from the product brokers.

Our subsidiaries enter into referral service agreements with product brokers such as insurance brokers for referrals of their clients to the product brokers. Pursuant to such referral service agreement, a product broker is obligated to pay our subsidiaries referral fees based on the total policy premiums of wealth management products that our subsidiaries’ clients purchase from such broker. Such broker is obligated to honor the referral payments upon purchase by our subsidiaries’ clients (subject to various conditions). To date, all product brokers that our subsidiaries work with have paid near 100% of the accrued referral fees.

Since the launch of our subsidiaries’ wealth management services operation in 2017 to the date of this Annual Report, all product brokers our subsidiaries have worked with have been insurance brokers. Pursuant to the referral service agreements that our subsidiaries entered into with insurance brokers, our subsidiaries are entitled to referral fees at different stages of the life of a policy: the first stage is at policy origination when our subsidiaries are entitled to an origination referral fee at an origination referral rate based upon the total policy premium (however our subsidiaries may not recognize such compensation until expiration of the applicable free-look periods); the second stage is at the time of renewal, when our subsidiaries are entitled to a renewal referral fee rate (lower than the origination referral fee rate) based upon the total policy premiums; these renewals fees are due annually on the policy anniversary dates, until the expiration of the policy’s premium payment term. Our subsidiaries currently work with four product brokers in Hong Kong and one product broker in the U.S., who are all qualified insurance brokers who offer customized portfolios of insurance policies and products designed to suit the individual and specific needs and goals of our clients. Once a client agrees to work with a specific insurance broker selected by our subsidiaries, our subsidiaries offer client support services needed in the process leading up to the origination of insurance policies. Our subsidiaries do not act, or hold ourselves out, as an agent of their clients. Our subsidiaries follow up with both the insurance broker and their clients to ensure the policy subscription processes advance steadily, and provide the administrative support that their clients need to subscribe to the insurance policies in the customized portfolio offered by the insurance broker. In exchange for their services, our subsidiaries receive referral fee-based fees from the insurance brokers. The majority of the referral fees are due and payable after expiration of a specified “free-look period” during which the client may cancel the insurance policies, with the remaining referral fees payable during the term of the insurance policies, generally at a lower rate than the rates in connection with initial origination. The free-look period is typically within 21 days for insurance products purchased in Hong Kong or within 10 to 20 days, depending on terms of products, for insurance products purchased in the U.S. after delivery of the policy or issue of a notice to the policyholder or the policyholder’s representative, which follows the client’s subscription of the policy. Our subsidiaries have had no clients who have elected to cancel policies during the free-look period, and there are no other situations where our subsidiaries would be required to repay or remit any of their referral fees.

Our subsidiaries’ referral agreements typically have one-year terms with automatic one-year extensions unless either party objects in writing 30 days prior to expiration of the respective terms. The referral agreements are typically non-exclusive and can be terminated by one party in the event of the other party’s breach of contract. Pursuant to our subsidiaries’ referral agreements with the product brokers, brokers may not approach or re-engage clients following our subsidiaries’ introduction for any products that they distribute; in the event that clients introduced by our subsidiaries directly purchase products from brokers our subsidiaries work with without our subsidiaries’ involvement during the term of the contracts, our subsidiaries would be entitled to referral compensation in the amount that our subsidiaries would have otherwise received had our subsidiaries been involved as a referral service provider. To date, we are not aware of any existing clients of our subsidiaries who directly purchased any products from brokers our subsidiaries introduced them to. Typically, our subsidiaries select brokers who have an industry reputation of fair practice and not approaching or re-engaging clients introduced through third-party referrals. Brokers who our subsidiaries work with also typically rely on third-party referrals for clients and do not typically maintain an in-house team for retail client engagement or relationship management. The referral fees will be calculated and settled on a monthly basis, based upon the total policy premiums generated in the prior month beyond the free-look period.

Certain insurance policies such as term policies may be renewed for terms. Our subsidiaries provide ongoing services to their clients who have purchased renewable term policies. For the renewal of policies, our subsidiaries contact their clients prior to the renewal timeline to collect any updated information to be sent to the relevant product brokers and more generally respond to their clients’ concerns unrelated to product terms so as to ensure timely renewal by those clients of their existing policies with the same brokers originally introduced by our subsidiaries.

Selection of Product Brokers

Our subsidiaries carefully select and introduce to their clients, highly desirable wealth management brokers who offer products designed to meet the financial and wealth planning needs of high net worth and ultra-high net worth individuals. With respect to their wealth management operation, our subsidiaries work with product brokers who offer a wide array of insurance products with different product features, different levels of risk and returns and various investment goals that we believe address the wealth management and preservation needs of our subsidiaries’ clients. Our subsidiaries have adopted specific criteria in selecting the wealth management brokers that they work with and perform rigorous due diligence before they partner with such wealth management brokers. Our subsidiaries only select from licensed insurance brokers who are in compliance with requisite laws and regulations and meet our subsidiaries’ specific selection criteria. Specifically, our subsidiaries consider (i) a broker’s reputation in the industry and its industry ranking, including but not limited to, whether it has a reputation of circumventing third-party referral service providers to engage or re-approach referred clients; (ii) a broker’s service quality, including but not limited to, swift responses, professionalism and expertise of team members; (ii) competitiveness of its referral fee rates; (iii) the expansiveness of its product selections and access to rarer products and competitive products; (iv) compliance in product distribution and policy origination; (v) timely settlement and payment of accrued referral fees; and (vi) a broker’s executive team’s culture of compliance and fair business practice.

Our subsidiaries have identified, screened and approved four insurance brokers in Hong Kong and one insurance broker based in the U.S., each with a large variety of insurance products. Of our total revenues from our subsidiaries’ wealth management operations for the fiscal year ended September 30 2021, approximately $1,833, or 100%, were generated from a licensed insurance broker in Hong Kong, and for the fiscal year ended September 30, 2022, $1,759,451, or approximately 99.93%, were generated from a U.S. based licensed insurance broker. For the fiscal year ended September 30, 2023, $76,338, or 100%, were generated from a licensed insurance broker in Hong Kong. As of September 30, 2021, 2022 and 2023, the Hong Kong insurance broker paid approximately 92.39%, 97.73%, and 100% of referral fees to us as of the respective date. As of September 30, 2023, the U.S. based insurance broker paid 100% of referral fees to us.

Our subsidiaries’ clients have access to the insurance brokers and are able to customize their needs for wealth management and planning products, including, without limitation, savings plans, lifelong health protection plans and comprehensive disease protection plans, universal life insurance plans and child growth education program plans. For the fiscal years ended September 30, 2021 and 2022, due to the travel restrictions in response to the COVID-19 pandemic, our subsidiaries’ clients could not visit Hong Kong in person to complete required physical examination and get their policies such as savings plan policies, approved by the insurance company. For the fiscal year ended September 30, 2022, three life insurance policies were purchased by one client in the U.S. through our subsidiaries’ wealth management services. For the fiscal year ended September 30, 2023, two high-end medical insurance policies were purchased by two clients through our subsidiaries’ wealth management services. Savings plans provide long-term compound interests for the assets of our subsidiaries’ clients and are designed to enable these clients to realize wealth preservation and growth. Savings plan policies have premium paying terms of 5-years, 6-years, 10-years, more than 10-years and 20-years. Since the fiscal year ended September 30, 2020, revenue from referral fees including referral fees related to policy origination and referral fees for policy renewal have been recognized at point-in-time in the stage of policy origination, after the adoption of ASC 606 on October 1, 2019. Savings plan and annuities are long term investment tools sharing the same basic investment principle, but presenting some differences, more particularly regarding payout. Other insurance plans are gaining more traction such as the lifelong health protection plans and comprehensive disease protection plans protecting against a large number of critical illnesses and provide worldwide high-end medical services to our subsidiaries’ clients.

Our Value to Product Brokers

As a link between the demand for and supply of wealth management products intended for wealth preservation and management, our subsidiaries’ services add value not only to high net worth or ultra-high net worth individuals but also product brokers such as insurance brokers. Our subsidiaries provide product brokers with access to Asia’s high net worth and ultra-high net worth individuals, to whom these product brokers can sell their wealth management products. When providing wealth management services to their clients, our subsidiaries help these clients choose from reliable and professional product brokers that they otherwise do not have knowledge of or are not familiar with. Additionally, the product brokers that our subsidiaries work with generally do not have the client relationship maintenance capability required to serve high net worth and ultra-high net worth individuals, nor access to such high net worth and ultra-high net worth individuals. Our subsidiaries’ services connect the two target groups who would not otherwise interact or work together.

Our Value to Our Subsidiaries’ Clients and Value-Added Services Offerings

In addition to services related to wealth management product subscriptions and renewals, our subsidiaries also offer a continuum of high-quality value-added services, such as personal assistant services in Hong Kong and the U.S., referrals to and accompanying clients during their visits to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, referrals to scarce high end medical resources, and referrals to agencies specialized in immigration and application to overseas study programs and degree programs. Specifically, our subsidiaries provide personal assistant services such as assisting clients in opening bank or wealth management accounts, assisting clients in making appointments with medical related service providers and accompanying clients to such service providers, and other assisting services as needed by the clients.

These value-added services are offered in response to the specific needs and demands of our subsidiaries’ clients discovered through our subsidiaries’ meticulous client intake process, designed to enhance the experiences of our subsidiaries’ clients and maximize our value to our subsidiaries’ clients. Our subsidiaries do not enter into service agreements with their clients regarding any of such services. For all such value-added services, our subsidiaries do not separately charge their clients, and all of the services our subsidiaries refer to their network of trusted service providers according to the specific needs of their clients are not provided in-house. Other than the salaries our subsidiaries pay to their employees who are their client relationship managers in charge of our subsidiaries’ referral related services and maintaining client relationships, our subsidiaries do not incur additional costs for providing such services. We believe these value-added service offerings ultimately contribute to higher client satisfaction and potential future client referrals and are thus essential parts of our values to our subsidiaries’ clients.

Our Wealth Management Revenue Generation

We started generating revenues from our subsidiaries’ wealth management services in the fiscal year ended September 30, 2018, in the form of referral fees paid to our subsidiaries directly by product brokers. The referral fees paid by such product brokers are calculated based on the value of wealth management products that our subsidiaries’ clients purchase from such brokers. In the case of insurance products, the referral fees are calculated based upon the total amount of policy premiums of insurance products, and are paid to our subsidiaries first upon policy originations, and thereafter for services related to policy renewals that occur typically on an annual basis following the policy originations until the end of the policy term, in each case based upon the total policy premiums and the referral fee rates of insurance products. Referral fees for policy renewals are payable generally at a lower fee percentage than the fee rates in connection with the initial origination of such policies. Referral fees for policy renewals are typically paid to our subsidiaries as on an annual basis and our subsidiaries do not receive referral fees between origination and the first renewal following origination, which typically is the first anniversary of the policy origination, or between each annual renewal that follows.

The first renewal date is generally one year from the date of the policy origination and renewal payments are typically made immediately following the renewal date. Referral fees for policy renewals are payable generally at a lower fee percentage than the fee rates in connection with the initial origination of such policies. On October 1, 2019, we adopted ASC 606 using the modified retrospective method for all contracts not completed as of the date of adoption, and our revenue for the fiscal years ended September 30, 2021, 2022 and 2023 was presented under ASC 606 accordingly. As a result of the adoption of ASC 606, all of our revenues generated from wealth management services, including both revenues generated upon policy origination and revenues generated from policy renewals, are recognized upon policy origination. As such, we generate the most referral fee revenue when policies purchased by our subsidiaries’ clients during a period have greater total policy premiums and higher average fee rate.

For the fiscal year ended September 30, 2021, all of our wealth management revenue were generated from the referral fees recognized upon policy origination, with a fee range of 9% to 32% and an average fee rate of approximately 15.21%. For the fiscal year ended September 30, 2021, we did not generate wealth management revenue from policy renewals. For the fiscal year ended September 30, 2022, our wealth management revenue were generated from the referral fees recognized upon policy origination, with a fee range of 2% to 14% and an average fee rate of approximately 6.11% and we did not generate wealth management revenue from policy renewals in the same period. For the referral fees generated through the policies purchased by client from a U.S. based broker, we only generated referral fees upon policy origination and do not generate revenue from renewals of such policies. For the fiscal year ended September 30, 2023, $1,471 of our wealth management revenue were generated from the referral fees recognized upon policy origination, and the referral fees were in the range of 14.25% to 14.30% with an average fee of approximately 14.26% of the total policy premiums purchased upon policy origination, depending on the specific nature and terms of the policies.

For the fiscal year ended September 30, 2021, there were three policy originations from our subsidiaries’ clients. Our subsidiary recognized referral fee revenues for only the three policy originations in the amount of $1,833 since these policies are all one-year term products. The referral fees were calculated based upon their total policy premiums in the amount of $12,048, all of which had been paid by clients upon policy originations. Meanwhile, there were also 48 policy renewals with premiums in the amount of $7,673,748 paid by clients in the fiscal year 2021, and referral fee revenues of $251,063 for these policy renewals had been recognized at the same time of their policy originations in prior years.

For the fiscal year ended September 30, 2022, there were five policy originations from our subsidiaries’ clients. Our subsidiary recognized referral fee revenues for only the five policy originations in the amount of $1,760,760. Among these five policies, two policies are one-year term products, and the other three policies are 10-year term life insurance policies purchased clients in the U.S. from the U.S. based broker we work with. Regarding the three life insurance policies, we only generated referral fees for policy origination. The referral fees of the two one-year term policies are calculated based upon their total policy premiums in amount of $9,198, which had been paid by clients upon policy originations. The referral fees of the three 10-year term life insurance policies were calculated based upon their total policy premiums in amount of $28,806,000, with an average premium of approximately $9.60 million for each policy. The amount of the first-year premiums paid by clients for the three life insurance policies upon policy origination in that year was $2,880,600, and the rest will be paid by clients upon the policy renewals. Meanwhile, there were also 48 policy renewals with premiums in the amount of $7,181,966 paid by clients in the fiscal year 2022, and referral fee revenues of $144,553 for these policy renewals had been recognized at the same time of their policy originations in prior years.

For the fiscal year ended September 30, 2023, there were two policy originations from our subsidiaries’ clients. Our subsidiary recognized referral fee revenues for these two policy originations in the amount of $1,471 since these policies are all one-year term products. The referral fees were calculated based upon their total policy premiums in the amount of $10,320, all of which had been paid by clients upon policy originations. $74,867 of the referral fees were derived as a result of the update of referral service agreements with an insurance broker for referrals in connection with several purchases of saving plan insurance policies and critical illness insurance policies by clients. Meanwhile, there were also 40 policy renewals with premiums in the amount of $5,780,829 paid by clients in the fiscal year 2021, and referral fee revenues of $45,307 for these policy renewals had been recognized at the same time of their policy originations in prior years.

Since the launch of our subsidiaries’ wealth management services to September 30, 2023, 46 clients introduced by our subsidiaries purchased 82 insurance policies in total from the network of brokers our subsidiaries work with. Among those clients, 35 clients out of the 46 wealth management clients have purchased 45 savings plan insurance policy from brokers our subsidiaries work with, with seven clients having purchased multiple savings plans. Among the 45 savings plans our subsidiaries’ clients had purchased, 32 have a 5-year premium paying term, one has a 6-year term, 11 have a 10-year term and one has a 20-year term. Our subsidiaries’ clients select policies based upon their investment needs, market conditions and the terms of the savings plan, after consulting exclusively with the product brokers.

When existing clients purchase multiple insurance policies, our subsidiaries are entitled to referral fees on each of those policies. 18 clients out of the total 46 clients have purchased multiple insurance policies from brokers our subsidiaries work with, not limited to savings plans. While we believe existing clients will continue to approach our subsidiaries for assistance for purchasing additional insurance policies, however, we cannot be certain they will do so. During the fiscal year ended September 30, 2023, our subsidiaries generated a small amount of revenue from wealth management services and did not have any new wealth management client. For the fiscal year ended September 30, 2022, one new client was referred to our subsidiaries by an existing client, and the client contributed approximately 99.93% of our wealth management revenues for such period. Our subsidiaries generated insignificant amount of revenue from wealth management services for the fiscal year ended September 30, 2021, and did not have any new wealth management client for the fiscal year ended September 30, 2021.

In the fiscal years ended September 30, 2021, 2022 and 2023, we generated $1,833, $1,760,760, and $76,338, or, approximately 0.07%, 84.44% and 21.90% of our total revenues through our subsidiaries’ wealth management services, respectively. In the fiscal years ended September 30, 2021, 2022 and 2023, through the brokers our subsidiaries introduced, our subsidiaries’ clients have purchased insurance products from product brokers, with premiums for such products averaging more than approximately HK$31,182 (approximately $4,016), HK$74.94 million (approximately $9.61 million), and HK$40,394 (approximately $5,160) per client, respectively. For the fiscal years ended September 30, 2021 and 2022, due to the travel restrictions in response to the COVID-19 pandemic, our subsidiaries’ clients could not visit Hong Kong in person to complete required physical examination and get their policies approved by the insurance company. Therefore, we generated insignificant amount of revenue from our subsidiaries’ wealth management services in the fiscal year ended September 30, 2021. For the fiscal year ended September 30, 2022, our subsidiaries started providing wealth management services to clients in the U.S. market and generated revenue. As a result, our wealth management revenue significantly increased for the fiscal year ended September 30, 2022, and revenue generated from this client’s purchase represented the vast majority of our revenue for the same period. For the fiscal year ended September 30, 2023, we generated a small amount of revenue from wealth management services since we did not have any new wealth management client for the same period.

Asset Management Services

In addition to wealth management services, our subsidiaries also provide asset management services through investment fund that our subsidiaries manage and discretionary account management services. In the past, our subsidiaries acted as manager of another investment fund, PCM1, and provided asset management related advisory services to their clients. We carry out asset management services through our wholly owned subsidiary PAI and its subsidiaries, PAM, PGAM, and PGCI. PGAM serves as the manager of our subsidiaries’ investment fund, while PAM serves as the investment advisor of our subsidiaries’ investment fund. PAM is an SFC types 4 and 9 licensed corporation in Hong Kong and served as investment advisor of PGA. PGAM was incorporated in the Cayman Islands and has been registered as a “Registered Person” with the Cayman Islands Monetary Authority (“CIMA”) under the SIBA. PGCI is a Cayman Islands exempted company incorporated under the laws of the Cayman Islands, and it served as the general partner of PCM1.

Our subsidiaries established their investment fund PCM1 in January 2021. PCM1 was fully redeemed by its investors in February 2021.

As of September 30, 2023, our subsidiaries managed the fund PGA. PGA was incorporated in the Cayman Islands as an exempted company in February 2017. PGA is a FOF that invests in top ranked hedge funds with managed assets ranging from $2 billion to $20 billion based upon our subsidiaries’ fund selection models. The underlying hedge funds we invest in are chosen based upon our subsidiaries’ fund selection models. PGA is a FOF that invest in other hedge funds with a quantitative strategy. As the manager of PGA, PGAM decides the investment allocation of PGA according to market conditions and the needs and risk profiles of our subsidiaries’ clients. We derive revenues via subscription fees, management fees, and performance commissions from our subsidiaries’ funds.

In late 2018, in response to client requests, our subsidiaries started providing asset management related advisory services with respect to the formation, operation and ongoing compliance of investment funds in Hong Kong. Since December 2020, our subsidiaries started to provide discretionary account management services to their clients and derived revenues via subscription fees, and performance fees.

For the fiscal years ended September 30, 2023, 2022 and 2021, we generated approximately 78.10%, 15.56%, and 99.93% of our revenues through our subsidiaries’ asset management services, respectively. For the fiscal year ended September 30, 2021, our subsidiaries had 21 asset management investors including ten high net worth investors and ten ultra-high net worth investors; our subsidiaries had one enterprise investor through their asset management related advisory services. For the fiscal year ended September 30, 2022, our subsidiaries had five asset management investors, including one high net worth investor and four ultra-high net worth investors. Our subsidiaries had two clients of asset management related advisory services for the same period. For the fiscal year ended September 30, 2023, our subsidiaries had five asset management investors including one high net worth investors and four ultra-high net worth investors; meanwhile, our subsidiaries had one enterprise client through their asset management related advisory services.

Asset Management Fund in Operation

For our subsidiaries’ asset management operations, our subsidiaries have two dedicated professionals in the field of quantitative investment, risk management and macroeconomic research, and one professional in the field of securities investment. Our subsidiaries’ investment committee comprises of our Chief Executive Officer and the three professionals. Our subsidiaries’ asset management team applies active investment strategy to locate products that meet clients’ immediate needs, and uses our subsidiaries’ fund selection model to conduct thorough screening of the underlying funds in our hedge fund database, including quantitative and qualitative analysis. Our subsidiaries’ asset management team will then produce investment and operational due diligence reports on the selected funds and solicit the approval of our subsidiaries’ investment committee. After the investment phase, our subsidiaries continuously monitor and analyze the performance of the underlying funds and conduct regular (at least quarterly) meetings with the relevant fund managers to ensure the fund performance is within our expectation.

PGA

As of the date of this Annual Report, our subsidiaries have one fund, PGA, in operation under their management. PGA is a FOF whose objective is to achieve superior capital growth by investing in hedge funds managed by world-class quantitative portfolio managers. For PGA, we charge investors performance fees, management fees and subscription fees. Revenue generated from our subsidiaries’ asset management business related to fund management amounted to $51,071, $49,614, and $45,324 for the fiscal years ended September 30, 2023, 2022 and 2021, accounting for approximately 14.65%, 2.38%, and 1.62% of our total revenues, respectively. As of the date of this Annual Report, there is one investor in PGA, who are unrelated third parties.

PGA is managed by PGAM, with PAM serving as PGA’s investment advisor. PGA primarily invests in global reputable quantitative hedge funds subject to actual market conditions, or may engage in short-term investment financial management, including but not limited to, bank deposits, money market funds, short-term monetary funds and other similar products. With access to world-class funds on Wall Street, PGA strives to provide our subsidiaries’ asset management clients the opportunity to participate in those hard-to-access or even soft-closed hedge funds that has a high entry barrier for investors. Our subsidiaries’ fund selection model also incorporates quantitative investment and market neutral strategies as we believe these two approaches to be the most scientific way to generate returns for investors with an investment outlook of medium to long term. PGA aims to deliver high quality risk-adjusted return and high liquidity to our subsidiaries’ asset management clients by constructing a well-diversified portfolio.

Our subsidiaries’ clients may contribute to the fund on a monthly basis with no fixed minimum term and may redeem on a quarterly basis after three months following their initial contribution. PGA is open to non-U.S. investors, and requires a minimum investment of $500,000 from an institutional investor and $250,000 from an individual investor. PGA’s one-off subscription fees at the time of subscription range from 0.85% to 1.25%, annual management fees range from 1.00% to 1.50%, and performance fees are at 10% to 13.5% of the incremental portion on a quarterly basis over the high-water mark, net of other expenses.

PGA generated a return of 17.60% for the fiscal year ended September 30, 2023, and a loss of 0.92% and 4.03% for the fiscal years ended September 30, 2022 and 2021, respectively. The return of PGA amounted to approximately 2.02% from establishment to September 30, 2023, and the loss of PGA amounted to approximately 13.24% and 12.44%, from establishment to September 30, 2022 and September 30, 2021, respectively. PGA’s AUM was $5,095,764, $4,547,862, and $4,589,962, as of September 30, 2023, September 30, 2022 and 2021, respectively.

Assets under Management

The AUM of PGA was $5,095,764, $4,547,862, and $4,589,962, as of September 30, 2023, 2022 and 2021, respectively. Clients of PGA may redeem their investment on a quarterly basis after three months following their initial contribution without any other restrictions. As of the date of this Annual Report, PGA has two third-party clients. We believe that our subsidiaries’ asset management clients who have opted for redemption decided to do so based upon their individual investment objectives rather than switching to our subsidiaries’ wealth management services, since these clients were different from the wealth management clients who subscribed to wealth management products through our subsidiaries in the fiscal years ended September 30, 2023, 2022 and 2021.

The following table sets a movement of AUM of PGA as of the dates indicated.

PGA
AUM, as of September 30, 2020	5,081,020
Subscription	—
Redemption	(297,697)
Appreciation/(deprecation)	(148,037)
Fees	(45,324)
AUM, as of September 30, 2021	4,589,962
Subscription	—
Redemption	—
Appreciation/(deprecation)	7,514
Fees	(49,614)
AUM, as of September 30, 2022	$4,547,862
Subscription	—
Redemption	(235,577)
Appreciation/(deprecation)	834,550
Fees	(51,071)
AUM, as of September 30, 2023	$5,095,764

The fluctuation of PGA’s AUM was mainly due to investors’ redemption and diverse performance of PGA’s underlying funds from its inception to September 30, 2023. Our subsidiaries are carefully observing the performance of underlying funds of PGA and the potential underlying funds in their database as well as the global hedge fund market, and our subsidiaries plan to actively adjust the allocation of the underlying funds to achieve a long-term stable performance of PGA. As of the date of this Annual Report, PGA is still open to the investors and is actively marketed.

Performance of PGA

Specifically, our subsidiaries’ performance fees are calculated based on the value that PGA’s investment performance, as measured by its net asset value before performance fees (“GAV”) exceeds its high-water mark on a quarterly basis. A high-water mark is the highest peak in value that an investment fund has reached. Our subsidiaries’ performance fees are calculated based upon the high-water mark for each quarter and our subsidiaries do not calculate a fund’s lifetime high-water mark.

The following table provides a breakdown of the investment performance and high-water mark of PGA as of the dates indicated:

	PGA
	GAV per share	High-water mark	# of Shares
December 31, 2020	85.02	114.67	52,421
March 31, 2021	82.44	114.67	52,421
June 30, 2021	85.05	114.67	52,421
September 30, 2021	87.56	114.67	52,421
December 31, 2021	95.97	114.67	52,421
March 31, 2022	95.83	114.67	52,421
June 30, 2022	98.67	114.67	52,421
September 30, 2022	86.76	114.67	52,421
December 31, 2022	99.19	114.67	52,421
March 31, 2023	100.52	114.67	52,421
June 30, 2023	96.53	114.67	52,421
September 30, 2023	102.02	114.67	49,946

Selection of Investment Targets

With respect to PGA, our subsidiaries carefully select the underlying funds as investment targets to PGA based upon quantitative and qualitative analysis. In the quantitative analysis, our subsidiaries evaluate the funds based upon each fund’s monthly and annual performances using the following factors, including but not limited to historical volatility, Sharp ratio, Sortino ratio, the attribution and contribution of fund returns, the events that led to the highest volatility in the fund’s history, the largest drawdowns, correlation to market index and portfolio correlations. In their qualitative analysis, our subsidiaries evaluate the funds based upon the experience and background of fund managers, investment strategies and investment styles, by reviewing their monthly reports and the initial fund documents. Our subsidiaries also interview the fund managers and review the terms of fund subscription and redemption.

The main underlying funds our subsidiaries have selected are global Top 10 hedge funds from the list of “Barron’s Penta Top 100 Hedge Funds” which are ranked based upon their compound annual returns. The AUMs of PGA’s underlying fund managers are all over $30 billion in the fiscal years of 2021, 2022 and 2023, and as such, are considered global top-ranked hedge funds.

Discretionary Account Management Services

From December 2020, we started to provide discretionary account management services to our clients through our subsidiary PAM, a SFC types 4 and 9 licensed corporation in Hong Kong. Clients authorized PAM with full discretionary power to, on behalf of the client, manage, hold, buy, invest, divest and sell any specific portfolio at the client’s risk in accordance with the terms of the executed investment management agreement between us and that client. The specific portfolio is held in clients’ discretionary account, and PAM agrees to accept their appointment as manager to provide such services to them based on mutual trust.

The portfolio in the clients’ discretionary account includes investments in the initial public offering of a target company on the main board of the Hong Kong Stock Exchange, including but not limited to investing as cornerstone investors and/or anchor investors. Meanwhile, PAM closely monitors and manages risks in the investment portfolios for its clients, which include the movements in trading prices of securities in the portfolio, and PAM provides warnings to clients in the event of a significant decrease in the portfolio’s net asset value at the close of market, and disposing of any portion or all the investment deemed as appropriate in the sole discretion of investment manager after the initial public offering. However, despite PAM’s efforts to monitor and manage risks for its clients, managing portfolio with highly-focused assets involves significant risks, including that any volatility of the trading price of the investments may have a significantly negative impact on the value of its clients’ portfolio, and PAM’s clients may experience significant loss as a result of its investment decisions.

PAM charged a one-off subscription fee at the time of subscription at the rate of 5% on the investment amount, and PAM were entitled to receive a performance fee in respect of the portfolio, at a rate ranging from 15% to 25%, depending on the incremental portion of the fair value of the portfolio over the initial investment amount.

For the fiscal years ended September 30, 2021, 2022, and 2023, PAM provided discretionary account management services to 16, three and three clients, respectively, according to the management agreements PAM signed with them. For the fiscal years ended September 30, 2021, 2022, and 2023, the aggregate original investment amount of our clients was $8,623,724, $nil, and $nil, respectively. For the fiscal year ended September 30, 2021, PAM’s clients received a net profit of $483,829, under PAM’s discretionary account management, representing a net return of 5.45%, and for the fiscal years ended September 30, 2022 and 2023, PAM’s clients did not receive net profits. As of September 30, 2021, 2022, and 2023, respectively, there were three, three, and two clients under PAM’s discretionary account management with AUM of $164,703, $64,252, and $29,400.

For the fiscal year ended September 30, 2021, we generated revenue of $615,962 for providing discretionary account management services to clients, accounting for approximately 22.06% of our total revenues. For the fiscal years ended September 30, 2022 and 2023, we did not generate revenue for providing discretionary account management services to clients.

Since September 30, 2023 to the date of this Annual Report, PAM is currently providing discretionary account management services to two clients.

Asset Management Related Advisory Services

Ongoing Advisory Services

With respect to ongoing advisory services, which constitute regulated activities related to asset management, our asset management advisors provide services through PAM, our wholly owned subsidiary in Hong Kong, which holds valid SFC Type 4 License and Type 9 License in Hong Kong. PAM provides services specifically related to the pre-launch stage of the funds, as well as to the operation of the funds post formation. PAM charges its clients a fixed annual fee for its ongoing advisory services.

Pre-launch stage services include providing a feasibility proposal and conducting due diligence of any proposed underlying assets and discovering investment highlights suitable for fundraising marketing. PAM also conducts market and industry research, including searching for relevant benchmarks, industry experts and potential competitors in the market and advises its clients on the potential advantages and disadvantages of the proposed fund. PAM also arranges meetings or conference calls for its clients with potential sales distribution channels (such as multi-family offices and other wealth management service companies) or marketing partners to solicit feedback on and improvement suggestions to the expected fund-raising process. In addition to providing advisory services as needed, PAM also arranges weekly conference calls with clients on progress updates.

Once the proposed fund is launched by PAM’s clients and with respect to the fund operation post formation, PAM advises on the fund operating activities, including but not limited to the review of fund valuation reports, fund valuation calculations, fund expenses such as the set-up fees, management fees and performance fees, and the various performance-based monthly reports and disclosure to investors and sales distribution channels. PAM also assists in the review of randomly selected subscription and redemption documents, provides regulatory updates of relevant Hong Kong laws and offshore jurisdiction laws through our attorneys, maintains database that compares the performances of funds of PAM’s clients and the benchmarks or competitors’ funds, and advises on fund performance improvement.

For the fiscal years ended September 30, 2021, 2022, and 2023, through PAM, we provided ongoing advisory services to one, two and one investment companies, with revenue from advisory service fees of $419,554, $274,904, and $221,119, respectively. As of the date of this Annual Report, the Company has booked the allowance of accounts receivables of $87,007 for revenue from advisory service fees.

Currently, we have entered into an advisory agreement with a financial institution providing comprehensive wealth management and family services for ultra-high net worth families in Dubai which serve ultra-high net worth clients in Asia. The term of this advisory agreement is two years, commencing from July 2022 with an annual advisory fee of $420,000.

The key terms of the ongoing advisory services agreement between PAM and its clients include the following:

Services by PAM. PAM shall act as an advisor to the client and is responsible for recommending and selecting high-quality investment targets for the client’s global asset allocation, including stocks, bonds, mutual funds, and other types of investments, and advising on establishing overseas funds, conducting due diligence, maintaining compliance, and other related services.

Responsibilities of client. The client shall make final investment decisions, and any loss as a result of the client’s decisions based on PAM’s advice shall be borne by the client.

Advisory Fees. The client shall pay advisory fees to PAM on a pre-determined pay frequency in an amount mutually agreed upon by both parties in the agreement. The agreement does not provide for a “one-off” advisory fee.

Non-operating Asset Management Fund

PCM1

In January 2021, our subsidiaries launched PCM1, a single-asset secondaries fund aimed to obtain moderate capital appreciation by investing in securities of high-growth companies prior to or in their IPOs in international capital markets such as the Hong Kong Stock Exchange. PCM1 was an Exempted Limited Partnership registered in the Cayman Islands. PGCI, a Cayman Islands exempted company incorporated under the laws of the Cayman Islands, served as the general partner of PCM1. PCM1 was managed by PGAM, who was appointed and authorized to manage the operations of PCM1 and perform all due duties, powers and functions in relating to the fund.

Under PCM1, asset management clients were able to access rare opportunities to participate in the IPOs of world-famous growing companies and share return from them. After our subsidiaries determined the target investment amount of PCM1, our subsidiaries started accepting subscriptions from investors until that amount was reached. Our subsidiaries required a minimum investment of $250,000 from investors of PCM1. PCM1 invested in the Underlying Fund, where PCM1 was the limited partner and a third-party fund manager was the general partner who managed and controlled the Underlying Fund. The Underlying Fund invested as anchor investor in the IPO shares of a company prior to its listing on Hong Kong Stock Exchange. Within a few days after the IPO, the Underlying Fund sold the IPO shares and achieved a good short-term return. After the settlement of IPO shares and the Underlying Fund was distributed, then PCM1 was distributed and fully redeemed by its investors and ceased operations in February 2021.

From its inception in January 2021 to its ceasing operations in February 2021, PCM1 realized a net asset value of $12,503,800, generated a net profit of $6,511,218 over the initial investment amount of approximately $5,992,582, representing a net return of 108.65%.

PCM1’s one-off subscription fees at the time of subscription was 3%, management fee was 1.5% - 2.5% on an one-off basis and carried interest as performance fees were between 10% to 35% of the surplus of the investment proceeds after deducting investors’ capital contribution, and net of due fees and expenses.

With respect to PCM1, revenue generated from PCM1 amounted to $1,683,076 for the fiscal year ended September 30, 2021, accounting for approximately 60.28% of our total revenues. For the fiscal year ended September 30, 2021, our subsidiaries earned subscription fee of $179,171, management fee of $149,813, and performance fee of $1,354,092 from PCM1, which fees had been paid in full in February 2021. For the September 30, 2021, the net return of PCM1 represents its one-off investment return of the Underlying Fund which invested in an IPO project; the net return before performance fees of PCM1 was approximately 131.23%, while the net return after performance fees of PCM1 was approximately 108.65%.

Our subsidiaries are continuously sourcing high-quality investment targets such as IPO shares of fast-growing companies to be listed on major global stock exchanges or underlying funds that invest in securities including capital stock, bonds, notes, options, warrants or others. Our subsidiaries are sourcing a number of potential investment targets, and funds will be launched when the investment targets are selected.

Assets under Management of Non-operating Fund

PCM1 was formed in January 2021 and fully redeemed in February 2021. PCM1 reached a net asset value of HK$97,087,003 (approximately $12,503,800) at its full redemption in February 2021, compared to an initial investment amount of HK$46,530,000 (approximately $5,992,582) at its inception in January 2021, generating a net profit of HK$50,557,003 (approximately $6,511,218) and a net return of approximately 108.65%.

Performance of the Non-operating Fund

Performance fees of PCM1 were calculated in such order: (1) the investment proceeds were distributed to each limited partner of PCM1, until their capital contributions were 100% paid back; (2) the surplus of the investment proceeds were then continued to distributed at a 70/30 split, where a certain portion was distributed to limited partners and the rest was distributed to general partner, or PGCI, as carried interest, until the cumulative amount distributed to limited partners reached 135% of their capital contributions; (3) thereafter, a certain portion of the remainder was distributed to limited partners and the rest belonged to PGCI as carried interest.

All of carried interests from steps (2) and (3) were paid to PGAM, the manager of PCM1, as the performance fee, since the general partner had sole discretion to do so, as agreed in PCM1’s Investment Management Agreement. The overall performance fees was between 10% to 35% of the surplus of the investment proceeds after deducting investors’ capital contribution, and net of due fees and expenses.

Selection of Investment Targets by Non-operating Fund

With respect to PCM1, our subsidiaries carefully selected the indirect investment targets of securities in the international capital market. Our subsidiaries primarily aimed to obtain capital appreciation by investing in securities of high-growth companies in their IPO in the international capital market such as the Hong Kong Stock Exchange. To select the securities of high-growth companies, our subsidiaries evaluated the performance and growth potential of the companies of investment target securities. Our subsidiaries conducted analysis not only based upon the public information disclosed by the potential companies to be listed such as prospectus to evaluate the historical financials, business development, management as well as risk factors, but also performed research about the feedback from the market regarding the related IPO through our network such as underwriters, investors and analysts to evaluate the performance of the IPO date and date immediately after IPO date of securities. Our subsidiaries aimed to invest in the securities of the high-quality companies directly or indirectly. When our subsidiaries invested in the securities indirectly, they selected an underlying fund which invested in the securities. Our subsidiaries conducted full due diligence of the underlying fund to evaluate the investment strategy, management capability, background, track record and the experience of its general partner and reviewed the investment terms to make sure a successful investment in the target securities. After careful evaluation, our subsidiaries selected the Underlying Fund as the investment target of PCM1. The Underlying Fund invested as anchor investor in the IPO shares of a company prior to its listing on Hong Kong Stock Exchange.

Clients

Wealth Management Clients

One of our subsidiaries’ businesses is providing appropriate referral and services needed for their individual clients to purchase wealth management products from wealth management product brokers. Currently, all our subsidiaries’ wealth management product brokers are insurance brokers, and 100% of wealth management products purchased by our subsidiaries’ clients are insurance products. This line of business contributed to approximately 0.07%, 84.44%, and 21.90% of our revenues for the fiscal years ended September 30, 2021, 2022 and 2023, respectively. While our subsidiaries are paid directly by product brokers, they serve the individual clients who purchase wealth management products from the product brokers they work with. Since our subsidiaries launched their wealth management service operations, our subsidiaries have been able to be timely compensated by the product brokers they work with.

Our subsidiaries provide their wealth management services mainly to high net worth and ultra-high net worth individuals in Asia. Our subsidiaries’ client base consists of business owners, executives, heirs of high net worth families and other affluent individuals. From the time our subsidiaries launched their wealth management services to September 30, 2023, our subsidiaries provided wealth management services to an aggregate of 46 clients. In the fiscal years ended September 30, 2021, 2022 and 2023, the aggregate value of wealth management products purchased by our subsidiaries’ clients reached $12,048, $28,815,198, and $10,320, respectively. We believe our subsidiaries’ clients are loyal to our subsidiaries’ services. This is illustrated in the fiscal years ended September 30, 2021, 2022 and 2023, where approximately 100%, 100% and 100%% of our wealth management revenues come from referrals by existing clients, respectively, demonstrating our client retention and client satisfaction abilities.

Asset Management Clients

Clients of our subsidiaries’ asset management business are high net worth and ultra-high net worth individuals including business owners, executives, heirs of high net worth families and other affluent individuals, and institutions owned by high net worth and ultra-high net worth individuals. Our subsidiaries’ asset management business contributed to approximately 99.93%, 15.56%, and 78.10% of our revenues for the fiscal years ended September 30, 2021, 2022 and 2023, respectively. From the time our subsidiaries launched their asset management services, in early 2017 to September 30, 2023, our subsidiaries provided asset management services to an aggregate of 32 clients.

With respect to our subsidiaries’ asset management related advisory services, their clients were primarily investment companies that sought to establish or have recently established investment funds in Hong Kong. Our subsidiaries’ clients usually had prior investment experience, or were funds that were newly launched or in their pre-launch phase. Typically, our subsidiaries’ clients were located in other parts of Asia and North America, with strategic plans to expand into the Hong Kong market. Our subsidiaries’ asset management related advisory services contributed to approximately 15.03%, 13.18%, and 63.45% of our revenues for the fiscal years ended September 30, 2021, 2022 and 2023, respectively, and these services were provided to an aggregate of six clients from the time our subsidiaries launched these services.

With respect to our subsidiaries’ discretionary account management services, their clients are mainly high net worth and ultra-high net worth individual investors and corporate investors owned by high net worth and ultra-high net worth individuals. Our subsidiaries’ clients tend to seek opportunities of capital growth by investing in the capital markets such as investing in the IPO shares of the companies in the global primary stock exchanges. Our subsidiaries’ discretionary account management services contributed to approximately 22.06%, nil, and nil of our revenues for the fiscal years ended September 30, 2021, 2022 and 2023, respectively, and these services were provided to an aggregate of 16 clients from the time our subsidiaries launched these services.

Our subsidiaries mainly target the following high net worth and ultra-high net worth individuals as potential clients including: business owners, executives, and other high net worth individuals. By providing customized, value-added wealth management services and asset management services to our individual clients, our subsidiaries seek to build a loyal client base and create long-term relationships. Ultra-high net worth individuals are defined as people with investable assets of at least $4.5 million, usually excluding personal assets and property such as a primary residence, collectibles and consumer durables.

Intellectual Property

Our subsidiaries’ brand, trade names, trademarks, trade secrets, database and research reports and other intellectual property rights distinguish our subsidiaries’ services from those of their competitors and contribute to their competitive advantage in the high net worth wealth management and asset management services industries. Our subsidiaries rely on a combination of trademark and trade secret laws as well as confidentiality agreements with their relationship managers and other employees, their third-party wealth management product providers and other contractors. Currently, we own one registered trademark in Hong Kong, “Prestige.”

Marketing and Brand Promotion

Word-of-mouth is currently one of the most effective marketing tools for our subsidiaries’ business and we believe that for all our subsidiaries’ business operations, approximately 54%, 30%, and 100% of our subsidiaries’ clients have come through referrals from existing clients in the fiscal years ended September 30, 2021, 2022 and 2023, respectively. Our subsidiaries continue to focus on referrals as an important avenue of new client development. Since early 2017, approximately 35% of our subsidiaries’ initial clients were introduced to our subsidiaries by our founder, Mr. Sze, and Chief Executive Officer, Mr. Shi. Our subsidiaries are also actively expanding their client referral network and intend to gradually reduce their reliance on Mr. Shi for client acquisition.

In the fiscal years ended September 30, 2021, 2022 and 2023, our subsidiaries had been continuously expanding their referral networks to private banks, chambers of commerce and industry associations, as these entities typically have strong connections with their high net worth and ultra-high net worth clients or members. Since September 2019, our subsidiaries started to cooperate with several private banks in Hong Kong to introduce external asset management service and share related resources to their clients. Our subsidiaries successfully expanded their private banking network to collaborate with leading private banks in Hong Kong. Through such collaboration, these private bank partners promote our subsidiaries’ brand and services to their private banking clients. We believe the expansion of connections with private banks will greatly expand our subsidiaries’ direct reach to the number of potential clients. In early 2019, we entered into long-term strategic partnership with the certain provincial entrepreneurs’ associations in Hong Kong. As part of this partnership, our subsidiaries host wealth management themed networking events for their high net worth members.

We intend to enhance our brand recognition to attract potential high net worth and ultra-high net worth clients through our subsidiaries’ broad client network and a variety of online marketing channels. Our subsidiaries also intend to continue to sponsor or host brand promotion events and host conferences with other market institutions such as industry associations and industry conferences, which will allow our subsidiaries to access their members/attendees in order to eventually work with more high net worth and ultra-high net worth clients. Our subsidiaries organize frequent and targeted events, such as high-profile investor networking events, where our subsidiaries present themselves and their brand either independently or in collaboration with other brands that are not in their industry. These events are often organized in cooperation with luxury and fashion brands and art auction institutions. In addition, our subsidiaries promote themselves and their brand through targeted marketing on print magazines that are popular with their target clients.

Competition

The wealth management service industry and asset management service industry in Hong Kong, in Asia in general, and in the U.S., are highly competitive, and our subsidiaries compete for clients on the basis of product choices, client services, reputation and brand names.

The principal competitors for our subsidiaries’ wealth management services include:

●	Private banks. Many private banks rely on their own wealth management arms and sales force to distribute their products, such as UBS Group AG (SIX: UBSG and Nasdaq: UBS), and Citibank, a subsidiary of Citigroup Inc. (Nasdaq: C). We believe that our subsidiaries can compete effectively with commercial banks due to a number of factors, including but not limited to, our subsidiaries’ undiluted focus on the high net worth and ultra-high net worth clients, our subsidiaries’ client-centric culture and services, and our subsidiaries’ independence, which factors better position our subsidiaries to provide wealth management services and to gain trust from our subsidiaries’ clients. Through collaboration with certain private banks, our subsidiaries are also able to more effectively compete by having access to such private banking clients.

●	Insurance companies, insurance agents and insurance brokers. Since all products that are offered by the network of intermediaries, our subsidiaries refer their clients to are currently insurance products. Our subsidiaries compete with insurance companies with in-house distribution capabilities as well as other intermediaries such as insurance brokers. We believe that our subsidiaries can compete effectively with insurance companies and insurance agents because our subsidiaries work with several insurance brokers who have access to the products from most of the major insurance companies. We believe that our subsidiaries can compete effectively with insurance brokers as their client-centric culture and comprehensive client services allow our subsidiaries to provide personalized services and better serve the needs of high net worth and ultra-high net worth clients, while insurance brokers traditionally focus more on sales of their insurance products.

●	Independent wealth and asset management service providers. A number of independent wealth and asset management service providers have emerged in Asia in recent years, while Hong Kong has well-recognized, large wealth management service providers as well as many smaller service providers. We believe our subsidiaries can compete effectively with independent wealth management service providers because our subsidiaries’ clients have access to diversified portfolio allocation through our subsidiaries’ qualified product brokers, without directly compensating our subsidiaries, and our subsidiaries also provide high quality free-of-charge tailored value-added services. We believe our subsidiaries can also compete effectively with independent asset management service providers because our subsidiaries provide funds under their management with high-quality investment targets and good performance.

●	Multi-family offices. Hong Kong has many investment family offices. We believe our subsidiaries can compete effectively with family offices because our subsidiaries can access a broader group of clients compared to family offices, who typically serve a much smaller number of clients and set a much higher net worth threshold.

The principal competitors for our subsidiaries’ asset management services include:

●	Independent asset management service providers. We believe our subsidiaries can compete effectively with independent asset management service providers due to our subsidiaries’ fund selection model to conduct thorough screening of the underlying funds, our subsidiaries’ professionals in asset management, and our subsidiaries’ access to highly desirable and hard-to-access fund managers.

Legal Proceedings

We and our subsidiaries are not currently a party to any litigation the outcome of which, if determined adversely to us or our subsidiaries, would individually or in the aggregate be reasonably expected to have a material adverse effect on our subsidiaries’ business and/or our operating results, cash flows or financial condition. We and our subsidiaries may from time to time become a party to various legal, arbitration or administrative proceedings arising in the ordinary course of business.

In May 2019, the Company made a payment of HK$16 million to a potential acquisition target investee as investment. After the payment, during the due diligence and negotiation process, the Company noted that the potential transaction did not meet its initial expectation; the Company decided to cancel the potential transaction. The Company and the target investee have entered into an agreement, pursuant to which the Company will charge an annual interest rate of 6.5% for the HK$16 million ($2,040,296) starting from October 1, 2019. The Company received HK$4 million of principal and the related interests incurred for the period from October 2019 to February 2020 from the target investee in March 2020 and did not receive any other amounts since then. As of September 30, 2023, 2022 and 2021, the Company booked the allowance of uncollectible prepaid deposit for acquisition of HK$12 million ($1,532,371, $1,525,165, and $1,540,832, respectively). The Company is preparing to initiate arbitration proceedings in an attempt to collect the prepaid balance. Because the Company has not officially started the proceedings after the “Letters before Action”, the Company still reserves available legal means of collection. Therefore, as of September 30, 2023, the Company did not write off the prepaid deposit for acquisition.

Seasonality

Our subsidiaries currently do not experience seasonality in their operations.

Insurance

Our subsidiaries participate in Hong Kong government required mandatory provident fund scheme under MPFSO, and employment injury compensation insurance under ECO for their Hong Kong employees. There is no other statutorily required employee social security/benefit plan in Hong Kong. Our subsidiaries do not maintain business interruption insurance or key-man life insurance. We consider our subsidiaries’ insurance coverage to be in line with that of other wealth management companies of similar size in Hong Kong. We consider our subsidiaries’ insurance coverage to be sufficient for their business operations in Hong Kong.

Regulations Related to our Business Operation in Hong Kong

Regulations related to our Wealth Management Services

Under the IO, an insurance agent means “a person who holds himself out to advise on or arrange contracts of insurance in or from Hong Kong as an agent or subagent of one or more insurers”, and an insurance broker means “a person who carries on the business of negotiating or arranging contracts of insurance in or from Hong Kong as the agent of the policy holder or potential policy holder or advising on matters related to insurance.” While we refer our clients to qualified and licensed insurance brokers in Hong Kong from whom they purchase insurance products and provide client service support in the process leading up to policy origination and later policy renewal, we do not hold ourselves out to advise on or arrange contracts of insurance in or from Hong Kong as an agent or sub-agent of one or more insurers, nor do we carry on the business of negotiating or arranging contracts of insurance in or from Hong Kong as the agent of the policy holder or potential policy holder or advising on matters related to insurance or distribute any insurance product and we do not enter into service related agreements with our clients. As the scope of our business does not fall within the meaning of “insurance agent” or “insurance broker” under the IO, we do not think we are engaged in insurance brokerage business in Hong Kong, and we do not believe we should be regulated as an insurance agent or an insurance broker under Hong Kong laws. However, due to the absence of clear interpretation of the relevant rules, we cannot assure you the Hong Kong Insurance Authority may not, in the future, interpret the relevant rules differently and as a result deem us to be insurance brokers or agents in Hong Kong. In that event, we may need to cease the provision of such services or obtain the relevant licenses and qualifications. Our subsidiaries may fail to obtain and maintain licenses and permits necessary to conduct their operations in Hong Kong, and our subsidiaries’ business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services in Hong Kong.”

Regulations related to our Asset Management Services and Related Advisory Services

The SFC authorizes corporations and individuals through licenses to act as financial intermediaries. Under the SFO, unless any exemption under the SFO applies, any corporation which is not an authorized financial institution but carries out the following activities must be licensed by the SFC: (i) carrying on a business in a regulated activity (or holding itself out as carrying on a business in a regulated activity); or (ii) actively marketing, whether by itself or another person on its behalf and whether in Hong Kong or from a place outside Hong Kong, to the public any services it provides, and such services would constitute a regulated activity if provided in Hong Kong. Any person who, without reasonable excuse, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$5,000,000 (approximately $639,000) and imprisonment for 7 years, and to a daily penalty of HK$100,000 (approximately $12,800) for each day on which the offence is continued. Under certain circumstances, PGAM could be regarded as subject to the SFC’s regulation and thus be required to obtain licenses from the SFC by managing PCM1 for third-party investors.

According to the SFO, a licensed corporation must maintain a minimum level of paid-up share capital and liquid capital not less than the amounts specified under the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong), or the Financial Resources Rules. If the licensed corporation applies for more than one type of regulated activity, the minimum paid-up share capital and liquid capital shall be the higher amount individually required amongst the regulated activities for conducting two types of regulated activities or the highest amount individually required amongst those regulated activities for conducting more than two types of regulated activities. As discussed in “— Ongoing obligations for compliance by licensed corporations and intermediaries” of this section below, according to the Financial Resources Rules, PAM is not subject to any minimum paid-up share capital requirement but shall, at all times, maintain a minimum liquid capital of HK$100,000 (approximately $12,800). PAM maintains a minimum liquid capital of HK$100,000 (approximately $12,800).

In addition, each licensed corporation should appoint at least two responsible officers to directly supervise the conduct of each regulated activity for which the licensed corporation operates and at least one of the responsible officers must be an executive director of the licensed corporation as defined under the SFO. Under the SFO, an “executive director” refers to a director of the corporation who actively participates in or is responsible for directly supervising the business of the regulated activity. All executive directors must be approved by the SFC as the responsible officers of the licensed corporation. Further, for each regulated activity, the licensed corporation should have at least one responsible officer available at all times to supervise the business of the regulated activity for which the corporation is licensed. The same individual may be appointed to be a responsible officer for more than one regulated activity, as long as he/she is fit and proper to be so appointed and there is no conflict in the roles assumed. A person who intends to apply to be a responsible officer must demonstrate that he/she satisfies the requirement in relation to sufficient authority and is fit and proper to be so approved. An applicant must have sufficient authority to supervise the business of the regulated activity within the licensed corporation. Additionally, the applicant must be competent, having regard to his/her academic/industry qualifications, relevant industry experience, management experience and regulatory knowledge.

As of the date of this Annual Report, through PAM, we have obtained the following licenses from the SFC: (i) SFO Type 4 License, effective as of November 15, 2016, for conducting regulated activities related to advising on securities; and (ii) SFO Type 9 License, effective as of November 15, 2016, for conducting regulated activities related to asset management. Further, PAM has two responsible officers for each of our Type 4 and Type 9 regulated activities under the SFO. The SFO Type 4 and Type 9 licenses do not have expiration dates.

Ongoing obligations for compliance by licensed corporations and intermediaries

Fit and proper requirement

In April 2017, the SFC issued the Licensing Handbook, which provides the ongoing obligations for compliance of a licensed corporation. In general, licensed corporations, responsible officers and licensed representatives must remain fit and proper at all times and must comply with all applicable provisions of the SFO and its subsidiary legislation as well as the codes and guidelines issued by the SFC, including, among others, the Code of Conduct for Persons Licensed by or Registered with the SFC, the Fund Manager Code of Conduct, Fit and Proper Guidelines and the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the SFC as amended or supplemented by the SFC from time to time. Furthermore, according to the SFO, the license in relation to all or certain regulated activities of a licensed corporation may be suspended or revoked by the SFC if the licensed corporation does not carry on all or some of the regulated activities for which it is licensed.

Maintenance of minimum paid-up share capital and liquid capital

Depending on the type of regulated activity, licensed corporations must maintain at all times paid-up share capital and liquid capital not less than the specified amounts according to the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong) or the Financial Resources Rules. If a licensed corporation conducts more than one type of regulated activity, the minimum paid-up share capital and liquid capital that it must maintain shall be the highest amount required amongst those regulated activities. PAM is licensed to carry out Type 4 (advising on securities) and Type 9 (asset management) regulated activities on the conditions that (i) PAM shall not hold any client assets; and (ii) PAM shall only provide services to professional investors. Under the Financial Resources Rules, PAM is not subject to any minimum paid-up share capital requirement since it is subject to a licensing condition that it shall not hold client assets. As for the minimum liquid capital requirement, PAM shall, at all times, maintain a minimum liquid capital of HK$100,000 (approximately $12,800) according to the Financial Resources Rules. PAM is also required to submit semi-annual financial resources returns to the SFC as required under the Financial Resources Rules.

Record keeping requirements

A licensed corporation must keep records in accordance with the requirements under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong), or the Recording-Keeping Rules. The Recording-Keeping Rules requires licensed corporations to keep proper records. It prescribes the records are to be kept by licensed corporations to ensure that they maintain comprehensive records in sufficient detail relating to their businesses and client transactions for proper accounting of their business operations and clients’ assets. In addition, the premises used for keeping records or documents required under the SFO and the Anti-Money Laundering and Counter-Terrorist Financing (Financial Institutions) Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, must be approved by the SFC as required under section 130 of the SFO. Records must also be kept in accordance with the AMLO and related guidelines, as well as applicable company and general law requirements.

Notification to the SFC of certain changes and events

A licensed corporation is required by the Securities and Futures (Licensing and Registration)(Information) Rules (Chapter 571S of the Laws of Hong Kong) to notify the SFC of certain changes and events, which include, among others, (i) changes in the basic information of the licensed corporation, its controlling persons and responsible officers, or its subsidiaries that carry on a business in any regulated activity; (ii) changes in the capital and shareholding structure of the licensed corporation; and (iii) significant changes in the business plan of the licensed corporation.

Submission of audited accounts

A licensed corporation must submit its audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong), or SFAAR. SFAAR prescribes the contents of the financial statements and the auditor’s report of such accounts to be submitted by licensed corporations to the SFC. Licensed corporations and associated entities of licensed corporations or authorized financial institutions (except for those which are authorized financial institutions) are required to submit their financial statements, auditor’s reports and other required documents within four months after the end of each financial year as required under section 156(1) of the SFO.

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 (approximately $12,800,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$100,000 (approximately $12,800) and imprisonment for two years. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$10,000 (approximately $1,290). Except for the periods between November 1, 2016 and October 4, 2017 and between July 7, 2018 and August 23, 2018, the Company believes that PAM has taken sufficient employee compensation insurance for its employees required of PAM under the ECO. Except for the period between September 25, 2017 and August 23, 2018, the Company believes that PWM has taken sufficient employee compensation insurance for its employees required of PWM under the ECO.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The MPFSO is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. For a monthly-paid employee, the maximum relevant income level is HK$30,000 (approximately $3,830) per month and the maximum amount of contribution payable by the employer to the MPF Scheme is HK$1,500 (approximately $192). Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$350,000 (approximately $44,700) and imprisonment for three years, and to a daily penalty of HK$500 (approximately $64) for each day on which the offence is continued. As of the date of this Annual Report, the Company believe it has made all contributions required of PAM under the MPFSO. Except for the period between October 17, 2017 and August 9, 2018, the Company believes that it has made all contributions required of PWM under the MPFSO.

Regulations related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 (approximately US$255,000) and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$255,000) on corporations from the year of assessment of 2018/2019 onwards. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Regulations related to anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The AMLO imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong), or the DTROP, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong), or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

Guidelines issued by the SFC

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism, or the AML & CFT Guideline and the Prevention of Money Laundering and Terrorist Financing Guideline issued by the Securities and Futures Commission for Associated Entities issued by the SFC and as amended or supplemented by the SFC from time to time.

The AML & CTF Guideline provides guidance to licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Pursuant to the AML & CTF Guideline, licensed corporations should, among other things, assess the risks of any new products and services before they are offered to the market, identify the client and verify the client’s identity, conduct on-going monitoring of activities of the clients, maintain a database of names and particulars of terrorist suspects and designated parties and conduct on-going monitoring for identification of suspicious transactions.

Cayman Islands Regulations

Securities Investment Business Act (Revised), ES Act and DRLA

SIBA, requires that any person, company, limited liability company or partnership (whether general, limited liability or exempted) which is incorporated or registered in the Cayman Islands (or which is incorporated or registered outside the Cayman Islands but has an established place of business in the Cayman Islands) and is carrying on “securities investment business” must be registered or hold a license issued by CIMA unless they qualify for an exemption from this requirement.

SIBA provides an exhaustive list of those activities which constitute the carrying on of “securities investment business”, including, amongst others dealing in securities, managing securities and advising on securities.

An entity incorporated or established in the Cayman Islands (or incorporated or registered outside the Cayman Islands but which has established a place of business in the Cayman Islands) and carrying on “securities investment business” may, where it complies with the applicable criteria prescribed under SIBA, apply to CIMA for registration under SIBA as a “Registered Person” rather than full licensing under SIBA, including entities:

●	carrying on securities investment business exclusively for one or more companies within the same group;

●	carrying on securities investment business by a person established in the Cayman Islands who is regulated by a recognized overseas regulatory authority where the securities investment business is being carried on in that country; and/or

●	carrying on securities investment business exclusively for one or more of the following classes of persons: a sophisticated person, a high net worth person or a company, partnership or trust of which the shareholders, unit holders or limited partners are all sophisticated persons or high net worth persons.

The Securities Investment Business (Amendment) Act, 2019, which came into effect on June 18, 2019, replaced what were formerly known as “excluded persons” with “registered persons” and “non-registrable persons”. In order to continue conducting securities investment business in the Cayman Islands, excluded persons were required to apply to “re-register” as registered persons by January 15, 2020. PGAM, being incorporated in the Cayman Islands and formerly registered as an “excluded person”, re-registered as a “Registered Person” with CIMA under SIBA on January 1, 2020.

Pursuant to the ES Act, all Cayman Islands entities must notify the Cayman Islands Tax Information Authority of, amongst other things, whether they are carrying out relevant activities and if so, whether or not the entity is a relevant entity by way of filing an Annual Economic Substance Notification. A registered person who constitutes a “relevant entity” and who acts as a discretionary manager of an investment fund (as defined in the ES Act) will be deemed to be carrying on the relevant activity of fund management business for the purposes of the ES Act and accordingly will be subject to the economic substance test set out in the ES Act.

The Directors Registration and Licensing Act (the “DRLA”) regulates directors of certain “covered entities” established in the Cayman Islands, including certain registered persons under SIBA, referred to above. Directors of SIBA registered person entities (i) carrying on securities investment business exclusively for one or more companies within the same group; and (ii) carrying on securities investment business exclusively for sophisticated investors, are required to register or be licenced with CIMA pursuant to the terms of the DRLA.

Anti-Money Laundering, Counter Terrorist Financing and Counter Proliferation Financing Compliance

SIBA regulated entities are considered to be carrying on “Relevant Financial Business” as defined in the Proceeds of Crime Act (Revised) (the “POCA”) and are subject to the POCA, the Anti-Money Laundering Regulations (2023 Revision) (the “Regulations”) and the Guidance Notes on the Prevention and Detection of Money Laundering, Terrorist Financing and Proliferation Financing in the Cayman Islands (the “Guidance Notes”, collectively with the POCA and the Regulations, the “AML Regime”) issued by CIMA.

Pursuant to the AML Regime, SIBA regulated entities are required to have internal reporting procedures in place to (1) identify and report suspicious activity; (2) monitor and ensure internal compliance with laws relating to money laundering; and (3) test that their AML system is consistent with the Regulations and the Guidance Notes (the “Procedures”). As part of the Procedures SIBA regulated entities are required to:

●	adopt a risk based approach to identify, assess and understand money laundering, terrorist financing and proliferation financing risks, including the identification of assets subjected to targeted financial sanctions and clearly document or keep a written record of the risk analysis approach taken;

●	put in place identification and verification procedures to identify customers and observe lists of countries published by any competent authorities that are non-compliant and do not sufficiently comply with financial action task force recommendations and undertake ongoing due diligence measures on the basis of materiality and risk;

●	have in place record keeping policies and procedures and due diligence information and ensure that transaction records should be available without delay upon a request by competent authorities;

●	have internal systems and controls relating to audit function, outsourcing, employee screening and training which is proportionate to the nature, scale and complexity of its activities;

●	appoint an Anti-Money Laundering Compliance Officer (“AMLCO”), to act as compliance officer, who shall have overall responsibility for ensuring compliance by the SIBA regulated entity with the AML Regime; and

●	appoint a Money Laundering Reporting Officer (“MLRO”), to act as MLRO and a Deputy MLRO (“DMLRO”), who shall have responsibility for receiving reports of, investigating and reporting suspicious activity in accordance with the Guidance Notes.

The Guidance Notes provide, amongst other things, that financial services providers should, on a regular basis, conduct an anti-money laundering/ countering of terrorist financing/ countering of proliferation financing (“AML/CTF/CPF”) audit, the frequency of which should be commensurate with the entity’s nature, size, complexity and risks identified during its risk assessments. CIMA is empowered to require that entities registered as registered persons have their AML/CTF/CPF systems and Procedures audited by suitably qualified entities to check for compliance with the Regulations.

While the ultimate responsibility for maintaining and implementing satisfactory Procedures remains with the SIBA entity, the obligations may be met by delegating or outsourcing those functions, including to persons who are subject to the anti-money laundering requirements of a country assessed as having a low risk of money laundering, terrorist financing and proliferation financing. AMLCO, MLRO and DMLRO appointments and any changes thereto must be notified to CIMA together with certain prescribed information, including the individuals’ curriculum vitae in each case.

Foreign Account Tax Compliance Act (“FATCA”)

FATCA requires foreign financial institutions (“FFIs”) to report information on accounts of US taxpayers to the US Internal Revenue Service (“IRS”). If an FFI fails to enter into the necessary reporting arrangements with the IRS, a 30% withholding tax is imposed on US source income and other US related payments of the FFI.

The Cayman Islands has signed a Model 1B intergovernmental agreement with the US (the “US IGA”). The US IGA allows Cayman Islands entities that are FFIs to comply with the reporting obligations imposed by FATCA without having to enter into an agreement directly with the IRS. Instead, a Cayman Islands FFI may report directly to the Cayman Islands Tax Information Authority (or TIA) and, provided it complies with the relevant procedures and reporting obligations, will be treated as a deemed compliant FFI that is not subject to automatic withholding on US source income and other US related payments.

Although Cayman Islands managers fall within the definition of Investment Entity (and therefore FFI), the US IGA contains an exemption for a Cayman Islands FFI that qualifies as an Investment Entity solely because it (a) renders investment advice to, and acts on behalf of, or (b) manages portfolios for, and acts on behalf of, a customer for the purposes of investing, managing, or administering funds deposited in the name of the customer with a participating FFI. Accordingly, Cayman Islands managers and advisers will generally not be required to register with the IRS and report on their own account. They may, however, be required to self-certify as non-financial foreign entities.

Cayman Islands reporting financial institutions (“FIs”) are required to have a Global Intermediary Identification Number (“GIIN”) directly from the IRS. Cayman Islands reporting FIs are required to identify reportable accounts and report certain designated information to the TIA in accordance with prescribed timeframes. All Cayman FIs that have reporting obligations are required to notify the TIA by 30 April in the first calendar year in which they are required to comply. Full reporting is then due on or before 31 July in each year.

Common Reporting Standard (“CRS”)

CRS is a global information exchange regime developed to facilitate and standardize the automatic exchange of information (“AEOI”) on residents’ assets and income between participating jurisdictions on an annual basis. The Cayman Islands have implemented the CRS through The Tax Information Authority (International Tax Compliance) (Common Reporting Standard) Regulations (2021 Revision) pursuant to the Tax Information Authority Act (2021 Revision).

Similarly to FATCA, the CRS requires certain Cayman Islands FIs to identify the tax residency of their account holders and then to report information on reportable accounts held by individuals and entities. For the CRS there are notification requirements for both reporting and non-reporting FIs.

For CRS purposes, FI is a broad concept and includes, amongst other things investment entities whose income is primarily attributable to (re)investing or trading in financial assets, if the relevant entity is “managed by” another FI. In some cases, organizations that have been unaffected by FATCA may find that they are required to comply with CRS. Some of the key differences between FATCA and CRS are as follows:

●	CRS is based on tax residency rather than citizenship;

●	More Cayman entities will be affected as the scope of applicable exemptions is narrower;

●	Thresholds for de minimis financial accounts are significantly reduced under the CRS compared to FATCA;

●	The CRS does not impose withholding tax.

Cayman Islands managers are classified as reporting FIs for CRS purposes and are required to put in place appropriate policies and procedures regarding CRS compliance. Unlike other investment entities such as investment funds, equity and debt interests of investment managers or advisers will only be treated as a “Financial Account” if the interests were created to avoid the reporting obligation. They may therefore confirm in their notification form on the AEOI Portal that they have no financial accounts and will not have a reporting obligation unless and until such confirmation is no longer correct.

Cayman Islands Reporting FIs are required to establish and maintain written policies and procedures to comply with and apply the CRS. Similar, to FATCA, Cayman Islands Reporting FIs will need to adapt their onboarding procedures for new investors in order to capture the requisite information that needs to be reported in order to be compliant with the CRS. The TIA has issued tax self-certification forms to assist Cayman Islands Reporting FIs with their reporting requirements. Cayman Islands Reporting FIs should have all new and existing clients complete self-certification forms.

A Cayman Islands FI, being either a Cayman Islands Reporting FI or a Non-Reporting FI, must notify the TIA no later than 30 April in the first calendar year in which it is required to comply with the reporting obligations. On or before 31 July each year, a Cayman Islands Reporting FI will also be required to report certain information in respect of each of its “reportable accounts” to the TIA.

Regulations Related to our Business Operation in the U.S.

As our subsidiaries provide referral services to insurance producers/brokers in the U.S., we are potentially subject to various federal, state and local laws and regulations, including state insurance regulations. Pursuant to a license issued by the California Department of Insurance, effective May 9, 2002, our U.S. subsidiary is authorized as a licensed Resident Insurance Producer to act as a life insurance agent. California insurance regulations set forth the permissible scope of referral services to licensed and unlicensed entities, and we may be subject to litigation, enforcement actions, fines or other penalties in the event of non-compliance.

C. Our Structure

See Item 4.A. above.

D. Property, plants and equipment

Facilities/Properties

Our principal executive offices are based at Suite 3201, Champion Tower, 3 Garden Road, Central, Hong Kong. We lease our office space of a total square footage of approximately 1,724 pursuant to a lease agreement with the landlord. The lease agreement has a term of 2 years from July 18, 2023 to July 17, 2025. The aggregate annual rents pursuant to the lease agreements are HK$1,820,544 (approximately $232,559).

We believe that our subsidiaries’ existing facilities are adequate for their current requirements and our subsidiaries will be able to enter into lease arrangements on commercially reasonable terms for future expansion.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended September 30, 2023, 2022 and 2021 should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A. Operating Results

Overview

Through our subsidiaries, we are a wealth management and asset management services provider based in Hong Kong. Our subsidiaries strive to serve their high net worth and ultra-high net worth clients in Asia by identifying wealth management product brokers and underlying investment products to match the wealth management and preservation objectives of their clients. Our subsidiaries also provide asset management services and discretionary account management services. Previously, our subsidiaries provided asset management related advisory services by acting as the investment advisor and fund manager for their clients. We believe that our subsidiaries’ wealth management services and asset management services cater to different objectives of their clients. We believe our subsidiaries’ clients allocate their funds according to their financial objectives through asset investment or wealth management products such as insurance policies, and thus our subsidiaries’ two operations do not compete with each other. We conduct our operations primarily through our subsidiaries.

Our Wealth Management Service

In 2017, through our subsidiaries, we launched wealth management services to introduce clients to product brokers who distribute a variety of wealth management products, such as insurance policies. The product brokers then customize wealth management investment portfolios to meet the investment and wealth management needs of our subsidiaries’ clients. For the fiscal years ended September 30, 2021, 2022 and 2023, all product brokers our subsidiaries worked with were Hong Kong-based or U.S.-based insurance brokers who have access to and distribute a large portfolio of insurance policies from various insurance companies.

In the fiscal year 2018, through our subsidiaries, we began generating revenues from our wealth management services, in the form of referral fees paid to our subsidiaries directly by insurance brokers. Such referral fees paid by third-party insurance brokers are calculated based on the value of insurance premium that our subsidiaries’ clients purchase from insurance brokers that our subsidiaries introduced them to as well as referral fee rate. Our subsidiaries work with a selected group of insurance brokers for their wealth management services. Our subsidiaries also deliver to their high net worth and ultra-high net worth clients a continuum of value-added services before, during and after our clients’ purchase of wealth management products from brokers that were introduced by our subsidiaries. These value-added services include personal assistant services in Hong Kong, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, and referrals to renowned high end medical and education resources. Our subsidiaries do not charge their clients fees for these value-added services.

For the fiscal years ended September 30, 2023, 2022 and 2021, we generated approximately 21.90%, 84.44% and 0.07% of our total revenues through our subsidiaries’ wealth management services operation, respectively. In the fiscal year ended September 30, 2023, we generated 98.07% of our wealth management services revenue from referral fees as a result of the update of referral service agreements with an insurance broker for referrals in connection with several purchases of saving plan insurance policies and critical illness insurance policies by clients. In the fiscal year ended September 30, 2022, we generated revenue in the amount of $1,759,451 from wealth management services to clients in the U.S. market. Approximately 99.93% of our wealth management services revenue for the same period were referral fees paid to our subsidiaries by an insurance broker in connection with purchases of life insurance policies by a client of our subsidiaries. In the fiscal year ended September 30, 2021, we generated all of our wealth management services revenue from referral fees earned from the insurance brokers our subsidiaries worked with for high-end medical insurance policies purchased by their high net worth and ultra-high net worth clients. From the launch of our subsidiaries’ wealth management services to September 30, 2023, our subsidiaries provided referrals to insurance brokers that resulted in purchase of an aggregate of 82 insurance policies, of which 45 were savings plan insurance policies, 17 were critical illness insurance policies, 17 were high-end medical insurance policies, and three were life insurance policies. Among the 45 savings plans purchased, 32 policies have a 5-year term, one policy has a 6-year term, 11 policies have a 10-year term and one policy has a 20-year term.

Our subsidiaries support their clients during the origination of the insurance policy products when the clients subscribe to the policies as well as the annual renewals on the policy anniversary dates of each policy and through each policy’s premium payment term.

On October 1, 2019, we adopted ASC 606 using the modified retrospective method for all contracts not completed as of the date of adoption, and our revenue for the fiscal years ended September 30, 2021, 2022 and 2023 was presented under ASC 606 accordingly. As a result of the adoption of ASC 606, revenue from referral fees including referral fees related to policy origination and referral fees for policy renewal were recognized at point-in-time in the stage of policy origination. For the fiscal years ended September 30, 2021, 2022 and 2023, all of our wealth management revenue was generated from the referral fees recognized upon policy origination. For the fiscal year ended September 30, 2021, the impact of applying the new revenue standard resulted in a decrease in revenue of $251,063. The referral fees were in the range of 9% to 32% with an average fee of approximately15.21% of the total policy premiums purchased upon policy origination, depending on the specific nature and terms of the policies. For the fiscal year ended September 30, 2022, the impact of applying the new revenue standard resulted in a decrease in revenue of $144,553. The referral fees were in the range of 2% to 14% with an average fee of approximately 6.11% of the total policy premiums purchased upon policy origination, depending on the specific nature and terms of the policies. For the fiscal year ended September 30, 2023, the impact of applying the new revenue standard resulted in a decrease in revenue of $45,307. The referral fees were in the range of 14.25% to 14.30% with an average fee of approximately 14.26% of the total policy premiums purchased upon policy origination, depending on the specific nature and terms of the policies.

From the launch of our subsidiaries’ wealth management services to September 30, 2023, 35 out of the total 46 wealth management clients have purchased 45 savings plan insurance policies from brokers our subsidiaries work with, with seven clients having purchased multiple savings plans. If and when existing clients purchase multiple insurance policies, our subsidiaries would be entitled to additional referral fees. 18 out of the total 46 clients have purchased multiple insurance policies from brokers our subsidiaries work with, not limited to savings plans. While we believe existing clients will continue to return to our subsidiaries for purchase of additional insurance policies, there can be no assurance that our subsidiaries’ existing client will do so. For the fiscal year ended September 30, 2021, due to the impact of ongoing COVID-19 pandemic, all our revenue from our subsidiaries’ wealth management services was generated from three existing clients. Before the outbreak of COVID-19, a majority of our wealth management service revenues came from referrals of new clients from existing clients. For the fiscal years ended September 30, 2022, approximately 100% of our subsidiaries’ new clients who contributed approximately 99.93% of our wealth management operation revenue were acquired through the referrals of our subsidiaries’ existing clients. For the fiscal years ended September 30, 2023, all our revenue from our subsidiaries’ wealth management services was generated from existing clients.

Our Asset Management Services

Through our subsidiaries, we first launched our asset management services operation in early 2017. As of September 30, 2023, our subsidiaries managed and advised one fund — PGA, and our subsidiaries used to manage fund PCM1. PGA was incorporated in the Cayman Islands as an exempted company in February 2017. PCM1 is an Exempted Limited Partnership registered in the Cayman Islands in January 2021. PGA and PCM1 completed establishment and commenced operations in April 2017 and January 2021, respectively, and PCM1 was fully redeemed by its investors in February 2021. For PGA, our main operating activities for operation are carried out through PGAM, our wholly-owned subsidiary, which serves as the manager of the investment fund, and PAM, our wholly-owned subsidiary, which serves as the investment advisor of our investment fund. For PCM1, PGCI was general partner and PGAM served as the investment manager of PCM1. Our subsidiaries charge investors subscription fees, performance fees and management fees in exchange for their services of managing and advising the fund. PGA is set to continue operation unless terminated.

Our subsidiaries provided asset management related advisory services with respect to the operation and ongoing compliance of investment funds in Hong Kong to certain investment company clients intending to raise funds in Hong Kong. Our subsidiaries also provided discretionary account management services to their clients, with PAM as the investment manager.

For the fiscal years ended September 30, 2023, 2022 and 2021, we generated approximately 78.10%, 15.56% and 99.93% of our revenues through our subsidiaries’ asset management services, respectively.

Factors Affecting Our Results of Operations

Expansion of Our Subsidiaries’ Client Base

Our revenue growth has been driven significantly by the expansion of our subsidiaries’ client base. In the initial stage of our subsidiaries’ wealth management operation, our subsidiaries’ clients were introduced to our subsidiaries by our related parties and their business networks. For the fiscal year ended September 30, 2021, we generated revenues from wealth management services from only three existing clients in Hong Kong because of the impact of COVID-19 pandemic. For the fiscal year ended September 30, 2022, one new wealth management client was acquired through the referrals of our subsidiaries’ existing clients, and the new client contributed to approximately 99.93% of our revenue from referral fees for wealth management services. For the fiscal year ended September 30, 2023, we generated revenues from wealth management services from ten existing clients. In regards to our subsidiaries’ asset management business, six, seven, and 21 clients contributed to our asset management revenue for the fiscal years ended September 30, 2023, 2022 and 2021. We believe that our subsidiaries’ existing clients are highly satisfied with our subsidiaries’ high-quality client services and complementary value-added services. This is evident from the fact that our subsidiaries’ existing clientele has been willing to refer high net worth or ultra-high net worth individuals through word-of-mouth to our subsidiaries as potential clients. As such, we believe our subsidiaries’ clients are our brand ambassadors, using their influence in their respective networks to promote our subsidiaries’ services.

Moreover, we benefit from the increase in the number of high net worth and ultra-high net worth individuals in mainland China. The substantial increase in the number of high net worth and ultra-high net worth individuals in mainland China is expected to fuel the growth of wealth management and asset management services in Hong Kong. Hong Kong is the top choice for high net worth and ultra-high net worth individuals in mainland China for management and preservation of their wealth and investments. Hong Kong is considered by high net worth and ultra-high net worth individuals as the ideal spring board to the global financial markets, according to an industry report in 2022. As we commenced our operations in the U.S. through our subsidiaries in late 2021, we also expect to benefit from the continued increase in the number of high net worth and ultra-high net worth individuals in the U.S.

We expect to continue to expand our subsidiaries’ client base through accessing high net worth and ultra-high net worth individuals who are part of the personal and professional networks of our subsidiaries’ existing clients. We also intend to continue to participate in a wide array of marketing activities to enhance our brand recognition and to continue to grow our subsidiaries’ business.

Average Transaction Value Per Client

Our average transaction value per client refers to (i) with respect to wealth management services, the average value of wealth management products purchased by our subsidiaries’ clients from brokers introduced by our subsidiaries and (ii) with respect to asset management services, the average value of assets under management invested by our subsidiaries’ clients and the asset management related services our subsidiaries provide to their clients. We expect to increase the average value per client by leveraging our subsidiaries’ competitive advantages and providing competitive wealth preservation and management solutions and asset management related services in the near future. For the fiscal years ended September 30, 2023, 2022 and 2021, our average total premium of insurance policies per wealth management client was $3,455,021, $9,605,066, and $4,016, respectively. Based on these numbers, our average referral fee related to policy origination per client was $7,634, $586,920, and $611, respectively. The reason why our average total premium of insurance policies and average referral fees in the fiscal year ended September 30, 2023 decreased significantly was due to the fact that we did not obtain new clients with more investable assets during this period. Reasons for the increases in our average total premium of insurance policies and average referral fees for the year ended September 30, 2022 compared to the year ended September 30, 2021 include: (i) due to the expansion of our subsidiaries’ wealth management services in the U.S., their wealth management client had more investable assets compared to the clients of the same period in the prior year; and (ii) the total premium of the insurance policies purchased by our subsidiaries’ clients was much greater than that of same period in the prior year. The AUM per asset management client for PGA was $5,095,764, $2,273,931 and $2,294,981, as of September 30, 2023, 2022 and 2021, respectively. PCM1 was launched in January 2021 and ceased operations in February 2021. PCM1 realized an average net asset value of $1,786,257 per client and generated an average net profit of $930,174 per client.

We believe that the majority of our subsidiaries’ existing clients will return to our subsidiaries to purchase more products from the insurance brokers our subsidiaries work with, or invest additional capital in the investment fund that we manage, given our subsidiaries’ client satisfaction and our subsidiaries’ performance.

Furthermore, through our subsidiaries, we provide asset management related advisory services to certain investment companies with respect to the operation and ongoing compliance of investment funds in Hong Kong. For the fiscal years ended September 30, 2021, 2022 and 2023, our subsidiaries provided advisory services to one, two and one clients, generating revenue of $419,554, $274,904 and $221,119, respectively. Our subsidiaries also provide discretionary account management services to their clients, and for the fiscal years ended September 30, 2021, 2022 and 2023, our subsidiaries provided discretionary account management services to 16, three and three clients, generating revenue of $615,962, $nil and $nil, respectively. We plan to increase our average transaction value per client through expansion of the advisory service which has a higher transaction value per client and also diversifies our subsidiaries’ client types.

Underlying Products and Service Mix

For our subsidiaries’ wealth management services operation, they identify and screen wealth management product brokers. For our subsidiaries’ asset management services operation, they identify and choose asset management products, such as underlying funds, to invest in. We believe the underlying products and service mix affect our revenues and operating profits. In the past, our subsidiaries also provided asset management related advisory services to their clients, including advising their clients in setting up new funds and offering ongoing administration and compliance related services to our subsidiaries’ clients. The table below sets forth the total revenue generated from different types of products and services that our subsidiaries have, both in absolute amount and as a percentage of the total revenue, during the periods indicated:

	For the years ended September 30,
	2023	% of Revenue	2022	% of Revenue	2021	% of Revenue
Wealth management services	$76,338	21.90%	$1,760,760	84.44%	$1,833	0.07%
Asset management products and services
Asset Management Funds	51,071	14.65%	49,614	2.38%	1,754,830	62.84%
Asset Management Related Advisory Services	221,119	63.45%	274,904	13.18%	419,554	15.03%
Discretionary Account Management Services	—	—	—	—	615,962	22.06%
Subtotal	272,190	78.10%	324,518	15.56%	2,790,346	99.93%
Total net revenue	$348,528	100.00%	$2,085,278	100.00%	$2,792,179	100.00%

The composition and amount of revenues generated from our subsidiaries’ wealth management services and asset management services are affected by the types of services our subsidiaries provide. Our subsidiaries earn referral fees substantially all of which are recognized upon policy origination from our subsidiaries’ wealth management services. For the asset management products and discretionary account management services our subsidiaries distribute and provide, our subsidiaries receive both one-off fees and recurring service fees.

Historically, we generated the majority of our revenues from wealth management services. Through our subsidiaries’ referral services, our subsidiaries’ clients could access highly desirable insurance policies that were not accessible to them. From early 2020 to January 8, 2023, due to the travel restrictions and quarantine measures in response to the COVID-19 pandemic, our subsidiaries’ clients were not able to visit Hong Kong in person to complete required physical examinations, a requirement for getting their policies approved by insurance companies. Therefore, our subsidiaries materially increased the distribution of their asset management products and services through their investment funds and discretionary account management services, as these services were not affected by the COVID-19, which strategy allowed us to continue generating profits. In the fiscal year ended September 30, 2021, the asset management products and services our subsidiaries distributed or provided, which mainly involved short-term IPO investment strategy, have higher returns and fee rates and brought our subsidiaries more one-off fees and recurring service fees. In the fiscal years 2022 and 2023, our subsidiaries continued to provide asset management related advisory services to investment company clients, which generated relatively stable revenue as compared to the fiscal year 2021, and did not provide asset management products and services involving short-term IPO investment strategy, considering of the poor performance of the global capital market in 2022 and 2023. For the fiscal years ended September 30, 2021, 2022 and 2023, our revenues from asset management products and services amounted to approximately $2.8 million, $0.3 million and $0.3 million, respectively.

With respect to our subsidiaries’ wealth management services, our subsidiaries work with product brokers who distribute a variety of wealth management products, and are qualified to provide investment advices and customize wealth management investment portfolios designed to specifically respond to the investment and wealth management needs of our subsidiaries’ clients. For the fiscal year ended September 30, 2021, our subsidiaries work with Hong Kong-based insurance brokers who have access to, and distribute, a large portfolio of insurance policies from various insurance companies, and who directly compensate our subsidiaries based upon the insurance premiums purchased by our subsidiaries’ clients. From late 2021, our subsidiaries began to expand their wealth management business in the U.S. market, so that their clients can access more competitive and diversified insurance products. For the fiscal years ended September 30, 2022 and 2023, through our subsidiaries, we work with one U.S.-based insurance broker and several existing Hong Kong-based insurance brokers for wealth management services. For the fiscal years ended September 30, 2021, 2022 and 2023, our revenues from wealth management services in the U.S. market amounted to approximately $nil, $1.76 million, and $nil, respectively.

Our subsidiaries launched their wealth management service business with insurance products because we believe that insurance products meet the wealth management and preservation objectives of our subsidiaries’ clients. To successfully subscribe for insurance policies, our subsidiaries’ clients must be first approved by the relevant insurance companies, and then pay the annual premiums and complete the requisite free-look periods. The brokers pay our subsidiaries referral fees after the insurance policies of our clients are successfully subscribed and after the expiration of the free-look periods and when the policies are successfully renewed. The insurance products purchased by our subsidiaries’ clients primarily include health protection plans and comprehensive disease protection plans, with a significant portion in wealth preservation such as savings plans. Wealth preservation products typically provide long-time compound interests intended to realize wealth preservation and growth. As such, our revenues from wealth management services vary by the type of insurance products our subsidiaries’ clients decide to purchase, as the rates for the referral fee our subsidiaries receive from wealth management vary with the types of insurance products purchased by our subsidiaries’ clients through those brokers. While a majority of our revenue was generated from referral fees from clients purchasing savings plans, our subsidiaries’ clients selected their policies based upon their investment needs, market conditions and broker recommendations, without any recommendation or advice from our subsidiaries. We expect that our plan to increase the number of product producers our subsidiaries work with, therefore increasing and diversifying the types of products that can be subscribed to by our subsidiaries’ clients, will attract more clients to use our subsidiaries’ services.

Our subsidiaries’ asset management fund, PGA, is a FOF that invests in other underlying funds which are carefully selected and allocated by our subsidiaries’ asset management team and approved by our subsidiaries’ investment committee. As of September 30, 2023, our subsidiaries managed and advised one fund, PGA; our subsidiaries used to manage their fund PCM1, which was fully redeemed by its investors and ceased operations in February 2021. PGA invests in a basket of renowned global quantitative hedge funds each with a diversified portfolio of global equities, futures, bonds, and commodities, and aims to deliver high quality risk-adjusted return and high liquidity to investors with a quantitative strategy under prudent and extensive risk management. PCM1 invested in the Underlying Fund, which invested as anchor investor in the IPO shares of a company prior to its listing on the Hong Kong Stock Exchange.

PGA makes investment and allocation recommendations to our subsidiaries’ asset management team and investment committee by choosing underlying funds based upon a fund selection model that access our subsidiaries’ fund data base. Currently, our subsidiaries’ fund database includes approximately 150 hedge funds. With respect to PCM1, to select the securities of high-growth companies, our subsidiaries evaluate the performance and growth potential of the companies of investment target securities. Our subsidiaries carefully select the investment targets of securities in the international capital market. We expect to continue to expand our subsidiaries’ database, increase investment target categories and perform rigorous risk management to ensure the high quality of the targets. As such, we expect our revenue from asset management related services, as a percentage of total net revenue, to increase in the future as we expect to continue to grow our subsidiaries’ asset management services, and expect our subsidiaries’ fund to maintain stable performances in a volatile market.

Additionally, with respect to asset management related advisory services, our subsidiaries’ clients are investment-related enterprises that seek to establish or have recently established investment funds in Hong Kong. Our subsidiaries’ clients typically have prior investment experience, or are funds that are newly launched or in the pre-launch phase. Our subsidiaries also provide discretionary account management services to clients aiming to provide capital growth by investing in the initial public offering of a target company on the main board of the Hong Kong Stock Exchange, including but not limited to investing as cornerstone investors and/or anchor investors. Our subsidiaries charge a one-off subscription fee at the time of subscription, and they are entitled to receive a performance fee in respect of the portfolio as well.

Operating Costs and Expenses

Our operating costs and expenses are comprised of selling, general and administrative expenses, which include wages and salaries, rental fees, general and administrative expenses, provisions for credit losses and amortization of right-of-use assets. Wages and salaries accounted for approximately 30.56%, 68.90% and 42.12% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. Rental fees accounted for approximately nil, 4.44% and 2.82% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2023, 2022 and 2021, respectively, while general and administrative expenses accounted for approximately 22.02%, 23.85% and 14.10% of our total selling, general and administrative expenses, respectively. Provisions for bad debts accounted for approximately 43.04%, 2.81% and 40.96% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. Amortization of right-of-use assets accounted for approximately 4.38%, nil and nil of our total selling, general and administrative expenses for the fiscal years ended September 30, 2023, 2022 and 2021, respectively

Our selling, general and administrative expenses are expected to increase as our subsidiaries intend to recruit additional client relationship managers for their wealth management operation and asset management professionals for their asset management operation, and to incur additional expenses in brand marketing and client experience optimization to match the expansion and growth of our subsidiaries’ business. We also expect to incur additional fees and costs related to the growth of our subsidiaries’ business. We also expect to incur additional legal, accounting and other professional service fees, when we become a publicly traded company in the United States. Therefore, our operating costs and expenses are expected to have a significant impact on our results of operations.

Key Components of Consolidated Statements of Comprehensive Income

Revenue

We generate revenue from our wealth management services and asset management services. The following table sets forth a breakdown of our revenue for the periods indicated:

	For the years ended September 30,
	2023	% of Revenue	2022	% of Revenue	2021	% of Revenue
Wealth management services
Referral fees	$76,338	21.90%	$1,760,760	84.44%	$1,833	0.07%
Subtotal	76,338	21.90%	1,760,760	84.44%	1,833	0.07%
Asset management services
Advisory service fees	221,119	63.45%	274,904	13.18%	419,554	15.03%
Performance fees	—	—	—	—	1,720,411	61.62%
Management fees	51,071	14.65%	49,614	2.38%	324,184	11.61%
Subscription fees	—	—	—	—	326,197	11.67%
Subtotal	272,190	78.10%	324,518	15.56%	2,790,346	99.93%
Total net revenue	$348,528	100.00%	$2,085,278	100.00%	$2,792,179	100.00%

Wealth management services

Revenue from wealth management services is generated from referral fees paid by insurance brokers who successfully sold wealth management products to our subsidiaries’ high net worth and ultra-high net worth clients. The referral fees are calculated based on the premium amounts payable by our subsidiaries’ clients for the first year and premiums payable for the remaining years of the policy. Our subsidiaries are entitled to receive those referral fees once all of the following conditions have occurred: (i) a client our subsidiaries introduce to insurance brokers enter into purchase agreements with insurance companies who are product providers, (ii) the client has paid the requisite premiums and (iii) a free-look period is expired. For the fiscal year ended September 30, 2021, all of the referral fees were derived from first year premiums due to the adoption of revenue recognition under ASC 606, and the impact of applying the new revenue standard resulted in a decrease in revenue of approximately $251,063. For the fiscal year ended September 30, 2022, all of the referral fees were derived from first year premiums due to the adoption of revenue recognition under ASC 606, and the impact of applying the new revenue standard resulted in a decrease in revenue of approximately $144,553. For the fiscal year ended September 30, 2023, $74,867 of the referral fees were derived as a result of the update of referral service agreements with an insurance broker for referrals in connection with several purchases of saving plan insurance policies and critical illness insurance policies by clients. $1,471 of the referral fees were derived from first year premiums due to the adoption of revenue recognition under ASC 606, and the impact of applying the new revenue standard resulted in a decrease in revenue of approximately $45,307. The rates of such referral fees are confidential pursuant to our referral service agreements with each individual product broker, generally in the range of 9% to 32%, 2% to 14% and 14.25% to 14.30% of the value of insurance products purchased for the fiscal years ended September 30, 2021, 2022 and 2023, respectively, depending on the specific nature of the products and terms of the policies.

For the fiscal year ended September 30, 2021, due to the travel restrictions caused by the COVID-19 pandemic, our clients could not visit Hong Kong in person to complete required physical examination and get their policies approved by the insurance company. As a result, during the fiscal year ended September 30, 2021, we introduced a total of three clients to insurance brokers we work with. These three clients purchased three insurance policies in total, with an aggregate premium amount of $12,048, or $4,016 per client on average. For the fiscal year ended September 30, 2021, our weighted-average referral fee based on the total policy premiums was approximately 15.21%.

Revenue generated from wealth management operation in the fiscal year ended September 30, 2022 increased significantly compared to the fiscal year ended September 30, 2021 due to our expansion of wealth management services to clients in the U.S. market. During the fiscal year ended September 30, 2022, our subsidiaries introduced one client to a U.S.-based insurance broker and two existing clients to a Hong Kong-based insurance broker our subsidiaries work with. These three clients purchased five insurance policies in total, with an aggregate premium amount of approximately $28.8 million, or approximately $9.61 million per client on average. For the fiscal year ended September 30, 2022, our weighted-average referral fee based on the total policy premiums was approximately 6.11%.

Revenue generated from wealth management operation in the fiscal year ended September 30, 2023 decreased significantly compared to the fiscal year ended September 30, 2022. For the fiscal year ended September 30, 2023, because we did not generate revenue for providing wealth management services to clients in the U.S. market. During the fiscal year ended September 30, 2023, we introduced a total of two clients to insurance brokers we work with. These two clients purchased two insurance policies in total, with an aggregate premium amount of $10,320, or $5,160 per client on average. For the fiscal year ended September 30, 2023, our weighted-average referral fee based on the total policy premiums was approximately 14.26% as two clients introduced by our subsidiaries purchased 2 critical illness insurance policies with the term of one year.

Asset management services

As of September 30, 2023, our subsidiaries managed and advised the fund PGA. PGA is a FOF managed by PGAM, with PAM serving as the investment advisor. Our subsidiaries also launched their new fund PCM1 in January 2021, which invested in securities in the international capital market, with PGCI serving as general partner and PGAM as investment manager. PCM1 was fully redeemed by its investors in February 2021.

PGA’s AUM was $5,095,764, $4,547,862 and $4,589,962 as of September 30, 2023, 2022 and 2021, respectively. PCM1 realized a net asset value of $12,503,800 as of September 30, 2021.

With respect to the funds our subsidiaries manage or managed, our subsidiaries charge investors performance fees, management fees and subscription fees. Revenue generated from our subsidiaries’ asset management business amounted to $51,071, $49,614 and $1,754,830 for the fiscal years ended September 30, 2023, 2022 and 2021, respectively, accounting for approximately 14.65%, 2.38% and 62.84% of our total revenues for those periods, respectively. Clients for PGA may redeem their investment on a quarterly basis without any other restrictions.

The following table sets forth the changes in AUM for PGA for the periods indicated below:

PGA
AUM, as of September 30, 2020	5,081,020
Subscription	—
Redemption	(297,697)
Appreciation/(deprecation)	(148,037)
Fees	(45,324)
AUM, as of September 30, 2021	4,589,962
Subscription	—
Redemption	—
Appreciation/(deprecation)	7,514
Fees	(49,614)
AUM, as of September 30, 2022	$4,547,862
Subscription	—
Redemption	(235,577)
Appreciation/(deprecation)	834,550
Fees	(51,071)
AUM, as of September 30, 2023	$5,095,764

PGA’s AUM was $5,095,764, $4,547,862 and $4,589,962, respectively, as of September 30, 2023, 2022 and 2021. PGA generated a return of 17.60% for the fiscal year ended September 30, 2023, and a loss of 0.92% and 4.03% for the fiscal years ended September 30, 2022 and 2021, respectively, and a return of 2.02% from establishment to September 30, 2023.

With respect to PCM1, since its inception in January 2021 to its ceasing operations in February 2021, PCM1 realized a net asset value of $12,503,800 and generated a net profit of $6,511,218 over the initial investment amount of approximately $5,992,582. For the fiscal year ended September 30, 2021, the net return of PCM1 represents its one-off investment return of investment in an initial public offering security indirectly via an underlying fund. The net return before performance fees of PCM1 was 131.23%, while the net return after performance fees of PCM1 was 108.65%.

The following is a description of the components of our revenue from fund management services during the reporting periods:

●	Performance fees: For PGA, our subsidiaries charged a performance fee based on the extent by which the fund’s investment performance exceeds the high-water mark. A high-water mark is the highest peak in value that an investment fund has reached. When the fund’s net asset value before performance fees has reached a new high-water mark, our subsidiaries are entitled to obtain 10% to 13.5% of the incremental portion; our subsidiaries’ performance fee is calculated based upon the high-water mark for each quarter. This fee is payable quarterly and nonrefundable. Our subsidiaries do not calculate their performance fee based upon, nor do our subsidiaries calculate, a fund’s lifetime high-water mark. For PCM1, our subsidiaries were entitled to receive a carried interest as performance fee based on the surplus of fund’s investment proceeds after deducting the cumulative amount of investors’ capital contribution and due fees and expenses. Performance fees were at the rate from 10% to 35% of such surplus. Our subsidiaries also received a performance fee from their discretionary account management services, at the rate of 15% to 25% depending on the incremental portion of the fair value of the portfolio over the initial investment amount.

Our performance fees for the fiscal years ended September 30, 2023, 2022 and 2021 were $nil, $nil and $1,720,411, respectively. We did not earn performance fees for the years ended September 30, 2023 and 2022, and the significant decrease of performance fees compared to the fiscal year ended September 30, 2021 reflects the strong performances of PCM1 during the year ended September 30, 2021 and less favorable performance of other asset management services in the years ended September 30, 2023 and 2022.

The following table sets a breakdown of the investment performance and high-water mark of PGA for the periods indicated:

	PGA
	GAV per share	High-water mark	# of Shares
December 31, 2020	85.02	114.67	52,421
March 31, 2021	82.44	114.67	52,421
June 30, 2021	85.05	114.67	52,421
September 30, 2021	87.56	114.67	52,421
December 31, 2021	95.97	114.67	52,421
March 31, 2022	95.83	114.67	52,421
June 30, 2022	98.67	114.67	52,421
September 30, 2022	86.76	114.67	52,421
December 31, 2022	99.19	114.67	52,421
March 31, 2023	100.52	114.67	52,421
June 30, 2023	96.53	114.67	52,421
September 30, 2023	102.02	114.67	49,946

●	Management fees: For PGA, our subsidiaries generally charge a management fee of one-twelfth of 0.4% to 1.5% of the net asset value attributable to a client’s respective equity holding positions in each fund (before deduction of that months’ management fee and any accrued performance fee) on a monthly basis. The management fee is payable in U.S. dollars monthly in arrears as soon as the net asset value calculation is completed by the fund administrator and approved by PAM, the fund advisor, by the end of each month and it is nonrefundable. For PCM1, our subsidiaries were entitled to receive a management fee of 1.5% to 2.5% of a client’s capital contributions to the fund. For our subsidiaries’ discretionary account management services, our subsidiaries charge their clients a management fee ranging from 0% to 2% of their initial investment amounts.

Management fees for the fiscal years ended September 30, 2023, 2022 and 2021 were $51,071, $49,614 and $324,184, respectively. The weighted average annual management fee rate for the fiscal years ended September 30, 2023, 2022 and 2021 were approximately 1.0%, 1.0% and 2.1%, respectively. The management fees slightly increased by $1,457 for the fiscal year ended September 30, 2023 compared to the fiscal year ended September 30, 2022, mainly due to steady performance of PGA. The management fees decreased by $274,570 for the fiscal year ended September 30, 2022 compared to the fiscal year ended September 30, 2021, as PCM1 ceased its operations in February 2021.

●	Subscription fees: For PGA, our subsidiaries generally charge their clients a subscription fee ranging from 0.85% to 1.25% of the capital contributions made to the funds. Our subsidiaries’ subscription fee is a one-off charge and is payable to our subsidiaries after the client has completed the initial investment. The subscription fees are nonrefundable. For PCM1, a one-off subscription fee at the time of subscription is 3% of the capital commitment. In respect with our subsidiaries’ discretionary account management services, our subsidiaries charge their clients a subscription fee ranging from 3.0% to 5.0% of the initial investment amounts.

Subscription fees for the fiscal years ended September 30, 2023, 2022 and 2021 were $nil, $nil and $326,197, respectively. The weighted average subscription fee rates for the fiscal years ended September 30, 2023, 2022 and 2021 were approximately 0%, 0% and 2.0%, respectively. No subscription occurred during the fiscal years ended September 30, 2023 and 2022. For the fiscal year ended September 30, 2021, subscription fees are from PCM1 and our subsidiaries’ discretionary account management services.

Advisory service fees

Our subsidiaries provided asset management related advisory services with respect to the operation and ongoing compliance of investment funds in Hong Kong. Our subsidiaries charged a fixed annual fee for acting as an ongoing advisor and a fixed rate for ongoing management service; these fees were negotiated with each client on a case-by-case basis. For the fiscal year ended September 30, 2023, 2022 and 2021, revenue from our advisory service fees was $221,119, $274,904 and $419,554, respectively, all of which represented annual advisory fees recognized for ongoing advisory services we provided to investment companies.

Operating Costs and Expenses

Our operating costs and expenses are primarily comprised of selling, general and administrative expenses, which include wages and salaries, rental fees, general and administrative expenses, provisions for bad debts, and amortization of right-of-use assets.

The following table sets forth the components of our selling, general and administrative expenses for the periods indicated.

	For the years ended September 30,
	2023	%	2022	%	2021	%
Wages and salaries	$446,317	30.56%	$475,719	68.90%	$462,493	42.12%
Rental fees	-	-	30,662	4.44%	30,910	2.82%
General and administrative expenses	321,614	22.02%	164,649	23.85%	154,835	14.10%
Provisions for bad debts	628,654	43.04%	19,379	2.81%	449,759	40.96%
Amortization of right-of-use assets	63,932	4.38%	-	-	-	-
Total selling, general and administrative expenses	$1,460,517	100.00%	$690,409	100.00%	$1,097,997	100.00%

Wages and salaries

Wages and salaries consist of compensations and benefits related to our management and staff, which accounted for approximately 30.56%, 68.90% and 42.12% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

Rental fees

Rental fees consist of our office rental expenses for our operation. The amount of rental fees accounted for approximately nil, 4.44% and 2.82% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

General and administrative expenses

General and administrative expenses primarily consist of daily operational administrative expenses such as business registration expenses, legal, professional and audit fees, traveling expenses and miscellaneous, which accounted for approximately 22.02%, 23.85% and 14.10% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

Provisions for credit losses

Provisions for credit losses include provisions of $628,654, $19,379 and $449,759 booked for uncollected accounts receivable and financial assets in the fiscal years ended September 30, 2023, 2022 and 2021, respectively. The amount of provisions for credit losses accounted for approximately 43.04%, 2.81% and 40.96% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

Amortization of right-of-use assets

Amortization of right-of-use assets consist of our office amortization of right-of-use assets for our operation. The amount of amortization of right-of-use assets accounted for approximately 4.38%, nil and nil of our total selling, general and administrative expenses for the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

We expect that our operating costs and expenses will continue to increase as our subsidiaries’ business expands and as we become a public company.

Taxation

The Company and its subsidiaries file tax returns separately.

The Cayman Islands

The Company and PGAM are incorporated in the Cayman Islands and the Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Act of the Cayman Islands, the Company has obtained an undertaking: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from November 2, 2018.

There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but are otherwise not a party to any other double tax treaties.

British Virgin Islands

PPWM and PAI are subsidiaries of the Company incorporated in the British Virgin Islands (“BVI”). There is no income or other tax in the BVI imposed by withholding or otherwise on any payment to be made to or by our BVI subsidiaries.

United States

The U.S. subsidiary PWAI is subject to a federal corporate income tax rate of 21% and California state income tax at a rate of 8.84%. PWAI had no assessable income that was derived in the United States for the year ended September 30, 2023 and 2022 and therefore no income tax has been provided.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$255,000), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$255,000). Our subsidiaries registered in Hong Kong are now subject to the new assessments in Hong Kong beginning in our fiscal year 2019. If, at the end of the basis period of the entity for the relevant year of assessment, the entity has one or more connected entities, the two-tiered profits tax rates would only apply to the one which is nominated to be chargeable at the two-tiered rates. The others would not qualify for the two-tiered profits tax rates and will continue to be subject to the rate of 16.5%. From the year of 2018/2019 onwards, PAM elected the two-tiered profits tax rates. Our Hong Kong subsidiary, PWM, in Hong Kong did not have assessable profits that were derived in Hong Kong for the fiscal years ended September 30, 2023, 2022 and 2021. Therefore, no Hong Kong profit tax has been provided for the fiscal years ended September 30, 2023, 2022 and 2021. PPWM, our BVI subsidiary, is doing business in Hong Kong and derives its income primarily in the region. PPWM is subject to Hong Kong profit tax with statutory tax rate of 16.5% according to the relevant tax laws and regulations of Hong Kong. PAM, our Hong Kong subsidiary, is doing business in Hong Kong and derives its income primarily in the region. PAM is subject to Hong Kong profit tax and has elected the two-tiered profits tax rates from the year of 2018/2019 onwards.

Results of Operations

The tables in the following discussion set forth our consolidated statements of comprehensive (loss) income for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily of the results that may be expected for any future period.

Comparison of Results of Operations for the Years Ended September 30, 2023 and 2022

	For the years ended September 30,
	2023	2022
Net revenue
Wealth management services
Referral fees	$76,338	$1,760,760
Subtotal	76,338	1,760,760

Asset management services
Advisory service fees	221,119	274,904
Performance fees	—	—
Management fees	51,071	49,614
Subscription fees	—	—
Subtotal	272,190	324,518
Total net revenue	348,528	2,085,278

Distribution and service costs
Management fee cost	—	—

Gross Margin	348,528	2,085,278

Operation cost and expenses
Selling, general and administrative expenses	1,460,517	690,409
Total operation cost and expenses	1,460,517	690,409

(Loss) Income from operations	(1,111,989)	1,394,869

Other income	68,762	185,319

(Loss) Income before income taxes (benefit) provisions	(1,043,227)	1,580,188
Income taxes (benefit) provisions	(7,476)	225,650

Net (Loss) income	$(1,035,751)	$1,354,538

Other comprehensive income (loss)
Foreign currency translation adjustment	4,328	(58,571)
Total comprehensive (loss) income	$(1,031,423)	$1,295,967

Fiscal Year Ended September 30, 2023 Compared to Fiscal Year Ended September 30, 2022

Revenue

Our total net revenue was $348,528 and $2,085,278 for the years ended September 30, 2023 and 2022, respectively. Revenue generated from wealth management services in the fiscal year ended September 30, 2023 decreased significantly, and revenue generated from asset management services decreased slightly compared to the fiscal year ended September 30, 2022.

Our revenue generated from wealth management services was $76,338 for the year ended September 30, 2023, accounting for approximately 21.90% of our total net revenue, represented a significant decrease of $1,684,422, or approximately 95.66% compared to the same period in 2022. The decrease was primarily due to the fact that we did not generate revenue for providing wealth management services to US client.

Our revenue generated from asset management services decreased by $52,328, or approximately 16.12%, for the fiscal year ended September 30, 2023 as compared to the fiscal year ended September 30, 2022. The decrease was due to decreased revenue in the aggregate of $53,785, or approximately 19.57% from advisory service fees generated from ongoing advisory services we provided to investment companies.

Operation cost and expenses

Our operating costs and expenses are comprised of selling, general and administrative expenses, which include wages and salaries, rental fees, general and administrative expenses, provisions for bad debts, and amortization of right-of-use assets.

Wages and salaries were $446,317 for the fiscal year ended September 30, 2023, representing a decrease of $29,402 compared to the fiscal year ended September 30, 2022. Rental fees were $nil for the years ended September 30, 2023, representing a decrease of $30,662 compared to the fiscal year ended September 30, 2022. Our general and administrative expenses for the years ended September 30, 2023 and 2022 were $321,614 and $164,649, respectively, representing an increase of $156,965 due to the incurrence of more operational administrative expenses in fiscal year 2023. General and administrative expenses mainly comprise of daily operational administrative expenses, including group management fees, business registration expenses, audit fees, legal fees and traveling expenses. A provision of $628,654 booked for uncollected accounts receivable and financial assets accounted for approximately 43.04% of our total selling, general and administrative expenses for the fiscal year ended September 30, 2023. Amortization of right-of-use assets were $63,932 for the years ended September 30, 2023, representing an increase of $63,932 compared to the fiscal year ended September 30, 2022.

Income tax (benefit) expense

Income tax benefit was $7,476 for the years ended September 30, 2023 primarily because the Company incurred loss from subsidiaries’ operations. Income tax expense was $225,650 for the years ended September 30, 2022. Our effective tax rate was 0.72% and 14.28% for the years ended September 30, 2023 and 2022, respectively.

Net (loss) income

As a result of the foregoing, our net loss was $1,035,751 for the years ended September 30, 2023 and our net income was $1,354,538 for the years ended September 30, 2022, respectively.

Comparison of Results of Operations for the Years Ended September 30, 2022 and 2021

	For the years ended September 30,
	2022	2021
Net revenue
Wealth management services
Referral fees	$1,760,760	$1,833
Subtotal	1,760,760	1,833

Asset management services
Advisory service fees	274,904	419,554
Performance fees	—	1,720,411
Management fees	49,614	324,184
Subscription fees	—	326,197
Subtotal	324,518	2,790,346
Total net revenue	2,085,278	2,792,179

Distribution and service costs
Management fee cost	—	41,914

Gross Margin	2,085,278	2,750,265

Operation cost and expenses
Selling, general and administrative expenses	690,409	1,097,997
Total operation cost and expenses	690,409	1,097,997

Income from operations	1,394,869	1,652,268

Other income	185,319	254,820

Income before income taxes provisions (benefit)	1,580,188	1,907,088
Income taxes provisions (benefit)	225,650	(4,928)

Net income	$1,354,538	$1,912,016

Other comprehensive loss
Foreign currency translation adjustment	(58,571)	(19,106)
Total comprehensive income	$1,295,967	$1,892,910

Fiscal Year Ended September 30, 2022 Compared to Fiscal Year Ended September 30, 2021

Revenue

Our total net revenue was $2,085,278 and $2,792,179 for the years ended September 30, 2022 and 2021, respectively. Revenue generated from asset management services in the fiscal year ended September 30, 2022 decreased compared to the fiscal year ended September 30, 2021.

Our revenue generated from wealth management services was $1,760,760 for the year ended September 30, 2022, representing a significant increase by more than 900% compared to the fiscal year ended September 30, 2021. The significant increase was due to the fact that we started providing wealth management services to clients in the U.S. market, which services generated the majority of our revenue for the year ended September 30, 2022, while in the fiscal year ended September 30, 2021, we generated a small amount of revenue from wealth management services in Hong Kong because our clients could not visit Hong Kong in person to complete required physical examination and get their policies approved by the insurance companies.

Our revenue generated from asset management services decreased significantly by $2,465,828, or approximately 88.37%, for the fiscal year ended September 30, 2022 as compared to the fiscal year ended September 30, 2021. The significant decrease was due to (i) no further performance fees or management fees were generated as PCM1 ceased operations in February 2021; and (ii) no further performance fees or subscription fees were generated in our subsidiaries’ discretionary account management services to clients.

Operation cost and expenses

Our operating costs and expenses are comprised of selling, general and administrative expenses, which include wages and salaries, rental fees, general and administrative expenses, and provisions for bad debts.

Wages and salaries were $475,719 for the fiscal year ended September 30, 2022, representing an increase of $13,226 compared to the fiscal year ended September 30, 2021. Rental fees were relatively stable for the years ended September 30, 2022 and 2021, amounting to $30,662 and $30,910, respectively. Our general and administrative expenses for the years ended September 30, 2022 and 2021 were $164,649 and $154,835, respectively, representing an increase of $9,814 due to the incurrence of more operational administrative expenses in fiscal year 2022. General and administrative expenses mainly comprise of daily operational administrative expenses, including group management fees, business registration expenses, audit fees, legal fees and traveling expenses. A provision of $19,379 booked for uncollected accounts receivable accounted for approximately 2.81% of our total selling, general and administrative expenses for the fiscal year ended September 30, 2022.

Income tax expense

Income tax expenses were $225,650 for the year ended September 30, 2022. Income tax benefit was $4,928 for the year ended September 30, 2021, primarily because the Company had net taxable loss from PPWM’s operations. Our effective tax rate was 14.28% and -0.26% for the years ended September 30, 2022 and 2021, respectively.

Net income

As a result of the foregoing, our net income was $1,354,538 and $1,912,016 for the years ended September 30, 2022 and 2021, respectively.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our business operations and capital contributions by our shareholders. We received net proceed from IPO of $1,835,297 for the year ended September 30, 2023 and capital injections by our shareholders of $nil, $69,000 and $217,008 for the years ended September 30, 2023, 2022 and 2021, respectively.

As of September 30, 2023, 2022 and 2021, we had cash and cash equivalents of $431,307, $66,778, and $750,221, respectively. Our cash and cash equivalents consist of on demand deposits placed with banks which are unrestricted as to withdrawal and use, and were held by our subsidiaries. As of September 30, 2023, 2022 and 2021, we had restricted cash of $200,000, $nil, and $nil, respectively. Cash that are restricted as to withdrawal or use for current operations are classified as restricted cash. Restricted cash mainly represents the cash, which was from the proceeds of IPO, held in an escrow account for a period of 12 months from the closing of the IPO.

We are operating at a net loss of $1,035,751 and cash used in operating activities of $996,581 for the year ended September 30, 2023. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the successful operation of our connected solution, timely collection of payment from our customers and the availability of additional funding. In the next 12 months, we will rely on the cash flow from operating activities and funds raising from equity and/or debt after the filing of this annual report. However, there is no assurance that we will be able to raise adequate funds at acceptable terms, and there is no assurance that we will be successful in achieving its strategic plans to fund its operations going forward.

Changes in Our Financial Position

As of September 30, 2023, our cash and cash equivalents were $431,307, representing an increase of $364,529 from $66,778 as of September 30, 2022. As of September 30, 2023, our restricted cash were $200,000, representing an increase of $200,000 from $nil as of September 30, 2022, which mainly represents the cash, which was from the proceeds of IPO, held in an escrow account for a period of 12 months from the closing of the IPO. As of September 30, 2023 our accounts receivable was $273,257, representing a decrease of $8,375 from $281,632 as of September 30, 2022, which represents the amount to be collected from clients to whom we provide wealth management services. As of September 30, 2023, our contract asset was $91,565, representing a decrease of $45,436 from $137,001 as of September 30, 2022. As of September 30, 2023, amounts due from related parties were $1,592,593, representing a significant decrease of $1,402,653 from $2,995,246 as of September 30, 2022, primarily due to a loan principal and the related interests repayment from a related party of $1.41 million. As of September 30, 2023, our current right-of-use assets and non-current right-of-use assets were $213,814 and $140,898, respectively. As of September 30, 2023, our prepaid expenses and other assets, current and non-current were $135,104, representing a decrease of $2,271,886 from $2,406,990 as of September 30, 2022, primarily due to the deferred offering cost. As of September 30, 2023, our note receivable was $3,755,794, representing an increase of $3,755,794 from $nil as of September 30, 2022, which mainly due to a loan principal to a third party of $3.75 million and related interest from the third party of $53,866. As of September 30, 2023, our income tax payable was $27,648, representing a decrease of $254,737 from $282,385 as of September 30, 2022, mainly due to the payment of tax payable for the prior years. See “— Key Components of Consolidated Statements of Comprehensive Income — Taxation.”

As of September 30, 2022, our cash and cash equivalents were $66,778, representing a decrease of $683,443 from $750,221 as of September 30, 2021. As of September 30, 2022, our accounts receivable was $281,632, representing an increase of $235,121 from $46,511 as of September 30, 2021, which represents the amount to be collected from clients to whom we provide wealth management services. As of September 30, 2022, our contract asset was $137,001, representing a decrease of $145,575 from $282,576 as of September 30, 2021. As of September 30, 2022, amounts due from related parties were $2,995,246, representing a significant increase of $1,446,462 from $1,548,784 as of September 30, 2021, primarily due to a loan principal and the related interests of HK$11.06 million (approximately $1.41 million). As of September 30, 2022, our income tax payable was $282,385, representing an increase of $78,774 from $203,611 as of September 30, 2021, mainly due to increased profit during the fiscal year ended September 30, 2022. See “— Key Components of Consolidated Statements of Comprehensive Income — Taxation.”

Comparison of Cash Flows for the Years Ended September 30, 2023 and 2022

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended September 30,
	2023	2022
Summary of our cash flows
Net cash (used in) provided by operating activities	$(996,581)	$1,160,829
Net cash used in investing activities	(2,335,660)	(1,357,948)
Net cash provided by (used in) financing activities	3,917,462	(471,754)
Effect of exchange rate changes on cash and cash equivalents	(20,692)	(14,570)
Net increase (decrease) in cash and cash equivalents and restricted cash	564,529	(683,443)
Cash and cash equivalents and restricted cash, beginning balance	66,778	750,221
Cash and cash equivalents and restricted cash, ending balance	$631,307	$66,778
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	431,307	66,778
Restricted cash	200,000	-
Total cash and cash equivalents, and restricted cash shown in the statement of cash flows	631,307	-

Net cash (used in) provided by operating activities

Net cash used in operating activities was $996,581 for the year ended September 30, 2023. This was due to a net loss of $1,035,751, an increase of net deferred tax of $7,476, a decrease of bad debt provision of $628,654, a decrease of amortization of right-of-use assets of $63,932 and a decrease of interest on lease liabilities of $7,390. The effect of changes in working capital mainly includes: (1) an increase of $77,452 in accounts receivable from our customers; (2) a decrease of contract asset of $45,386; (3) an increase of $41,880 in amounts due from related parties mainly due to salary and other expense paid by the Company on behalf of related parties; (4) an increase of $208,572 in prepaid expenses and other assets; (5) a decrease of income tax receivable of $81,131; (6) an increase of $44,928 in lease; (7) a decrease of $28,103 in amounts due to related parties; (8) a decrease of income tax payable of $256,160; and (9) a decrease of $122,752 in other payables and accrued liabilities.

Net cash generated in operating activities was $1,160,829 for the year ended September 30, 2022. This was due to a net income of $1,354,538, an increase of net deferred tax of $17,184 and a decrease of bad debt provision of $19,379. The effect of changes in working capital mainly includes: (1) an increase of $256,199 in accounts receivable from our customers; (2) a decrease of contract asset of $143,444; (3) an increase of $111,867 in amounts due from related parties mainly due to salary and other expense paid by the Company on behalf of related parties; (4) an increase of $59,963 in prepaid expenses and other assets; (5) an increase of income tax receivable of $110,434; (6) an increase of $14,820 in amounts due to related parties; (7) an increase of income tax payable of $81,264; and (8) an increase of $103,031 in other payables and accrued liabilities.

Net cash used in investing activities

Net cash used in investing activities amounted to $2,335,660 for the fiscal year ended September 30, 2023, due to a loan to a third party of $3,750,000, and loan and interest repayment from a related party of $1,414,340. Net cash used in investing activities amounted to $1,357,948 for the fiscal year ended September 30, 2022, due to a loan to a related party of $1,721,478 and loan and interest repayment from a related party of $363,530.

Net cash provided by (used in) financing activities

Net cash provided by financing activities amounted to $3,917,462 for the fiscal year ended September 30, 2023, mainly due to proceeds from our initial public offering of $5,750,000 and deferred costs for our initial public offering of $1,832,538. Net cash used in financing activities amounted to $471,754 for the fiscal year ended September 30, 2022, due to deferred costs for our initial public offering.

Comparison of Cash Flows for the Years Ended September 30, 2022 and 2021

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended September 30,
	2022	2021
Summary of our cash flows
Net cash provided by operating activities	$1,160,829	$1,302,350
Net cash (used in) provided by investing activities	(1,357,948)	551,372
Net cash used in financing activities	(471,754)	(1,316,373)
Effect of exchange rate changes on cash and cash equivalents	(14,570)	(542)
Net increase (decrease) in cash and cash equivalents	(683,443)	536,807
Cash and cash equivalents, beginning balance	750,221	213,414
Cash and cash equivalents, ending balance	$66,778	$750,221

Net cash provided by operating activities

Net cash generated in operating activities was $1,160,829 for the year ended September 30, 2022. This was due to a net income of $1,354,538, an increase of net deferred tax of $17,184 and a decrease of bad debt provision of $19,379. The effect of changes in working capital mainly includes: (1) an increase of $256,199 in accounts receivable from our customers; (2) a decrease of contract asset of $143,444; (3) an increase of $111,867 in amounts due from related parties mainly due to salary and other expense paid by the Company on behalf of related parties; (4) an increase of $59,963 in prepaid expenses and other assets; (5) an increase of income tax receivable of $110,434; (6) an increase of $14,820 in amounts due to related parties; (7) an increase of income tax payable of $81,264; and (8) an increase of $103,031 in other payables and accrued liabilities.

Net cash generated in operating activities was $1,302,350 for the year ended September 30, 2021. This was due to a net income of $1,912,016, an increase of net deferred tax of $48,143 and a decrease of bad debt provision of $449,759. The effect of changes in working capital mainly includes: (1) an increase of $37,207 in accounts receivable from our customers; (2) a decrease of contract asset of $247,116; (3) an increase of $238,621 in amounts due from related parties mainly due to salary and other expense paid by the Company on behalf of related parties; (4) an increase of $91,211 in prepaid expenses and other assets; (5) an increase of $31,425 in amounts due to related parties; (6) a decrease of income tax payable of $831,433; and (7) a decrease of $91,351 in other payables and accrued liabilities.

Net cash (used in) provided by investing activities

Net cash used in investing activities amounted to $1,357,948 for the fiscal year ended September 30, 2022, due to a loan to a related party of $1,721,478 and loan and interest repayment from a related party of $363,530. Net cash provided by investing activities amounted to $551,372 for the fiscal year ended September 30, 2021, due to loan and interest repayment from a related party of $551,372, including the portion of the loan offset by the cash dividend payable by the Company in amount of $2,334,479 (HK$18.11 million).

Net cash used in financing activities

Net cash used in financing activities amounted to $471,754 for the fiscal year ended September 30, 2022, mainly due to deferred costs for our initial public offering. Net cash used in financing activities amounted to $1,316,373 for the fiscal year ended September 30, 2021, mainly due to dividends paid to shareholders.

Contractual Obligations

Our contractual obligations as of September 30, 2023 consisted of approximately $381,097 in lease commitments expiring on July 17, 2025 (inclusive). We lease our office premises under one (2022: two) non-cancelable (unless duly cancelled by written agreement of the parties) operating leases with rental fee of HK$151,712 (2022: HK$20,000) per month (approximately $19,373) (2022: approximately $2,542).

Minimum future commitments under non-cancelable operating lease agreements as of September 30, 2023 are as follows:

Year Ending September 30,	Lease Commitment
2024	$240,874
2025	165,964
Total	$406,838

Capital Expenditures

We do not have any capital expenditures.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company — B. Business Overview — Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and principles of consolidation. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The following descriptions of critical accounting policies, judgments and estimates summarized in this section are discussed in further detail in the notes to the audited consolidated financial statements appearing elsewhere in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our management’s discussion and analysis:

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all the subsidiaries of the Company. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: govern the financial and operating policies; appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued amended consolidation guidance with the issuance of ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The revised consolidation guidance, among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are VIEs, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. In evaluating whether the investment funds in the legal form of limited partnership the Company manages as general partner should be consolidated or not, the Company firstly assesses whether there is any interest it has constituted a variable interest. The Company concludes that (i) the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services, (ii) the Company does not hold other interest in the investment funds that individually, or in aggregate, would absorb more than an insignificant amounts of expected loss or receive more than an insignificant amount of the expected residual returns from the investment funds, (iii) the services arrangement includes only terms, conditions or amounts that are customarily present and at arm’s length, therefore are not deemed as variable interests. For purposes of the assessment, any variable interest in an entity that is held by a related party of the decision maker or service provider was considered in the analysis. Specifically, the Company includes its direct variable interests in the entity and its indirect variable interests in the entity held through related parties, considered on a proportionate basis. After evaluating the impact of the above guidance, management determined that the Company did not have a variable interest in the investment fund the Company manages as general partner and there was no investment fund that should be consolidated as of September 30, 2023, 2022 and 2021.

Revenue Recognition

The Company generates revenues principally from asset management services and wealth management services and enter into separate contracts with its customers under each revenue stream. Revenues are recorded based on the transaction prices stated on the contracts.

The Company has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on October 1, 2019 and have elected to apply it retrospectively for the year ended September 30, 2020.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, we apply the following steps:

●	Step 1: Identify the contract(s) with a customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Revenue recognition policies for each type of service are discussed as follows:

Advisory service fees

We act as ongoing advisor to the client and provides a package of advisory services, including but not limited to, advising on global asset allocation, selecting and recommending suitable promotion or distribution channels for the issuance of the fund, coordinating daily operation and setting up meetings during post-establishment period, selecting and coordinating with lawyers for legal agreements and documents preparation, selecting qualified fund service providers, etc., as needed during the agreed-upon service period. Each contract of advisory service is accounted for as a single performance obligation which is satisfied over the service period. We allocate the transaction price to the single performance obligation based on a fixed annual fee or a fixed rate and recognized revenue over the service period on a monthly basis.

Referral fees

We derive revenue primarily at the time when a high net worth or ultra-high net worth client subscribes to wealth management products through the use of brokers we work with, such client has paid premium and the applicable free look period has elapsed. We are then entitled to receive referral fees paid directly by the brokers; the referral fees are computed as a percentage of the first year premiums and renewal premiums to be paid by the clients.

We consider most of our performance obligations have been fulfilled when the client pays annual premium and goes through a grace period, so there are no other additional performance obligations for the renewal period. When a high net worth or ultra-high net worth client subscribes to wealth management products through the use of brokers we work with, such client has paid the requisite premiums and the applicable free look period has expired, the single performance obligation was satisfied. Revenue on first year premiums and renewal premiums is recognized at the point in time when a high net worth or ultra-high net worth client subscribes to wealth management products through the use of brokers we work with, such client has paid the requisite premiums and the applicable free look period has expired. For the historical data from the inception of this business, the renewal ratio is near 100%, which we believe that no variable consideration existed.

Performance fees

For PGA, we are entitled to receive a performance fee based on the extent by which the funds’ investment performance exceeds the high-water mark. A high-water mark is the highest peak in value that an investment fund has reached. When the fund’s net asset value before performance fees has reached a new water mark, we are entitled to obtain 10% to 13.5% of the incremental portion; our performance fee is calculated based upon the high-water mark for each quarter, this fee is required to be paid to us on a quarterly basis and is nonrefundable. These customer contracts require us to provide fund management services, which represents a performance obligation that we satisfy over time. For PCM1, the performance fees were calculated in such order: (1) the investment proceeds were distributed to each limited partner of PCM1, until their capital contributions were 100% paid back; (2) the surplus of the investment proceeds after (1) were then distributed at a certain portion split, where a certain portion goes to limited partners and the rest belongs to general partner, or PGCI, as carried interest, until the cumulative amount distributed to limited partners reaches 135% of their capital contributions; (3) thereafter, the surplus after (1) and (2) were then distributed at another split, where a certain portion was distributed to limited partners and the rest belonged to PGCI as carried interest. All of carried interests from (2) and (3) were paid to PGAM, the manager of PCM1, as the performance fee, since the general partner had sole discretion to do so, as agreed in PCM1’s Investment Management Agreement. The overall performance fees were between 10% to 35% of the surplus of the investment proceeds after deducting investors’ capital contribution, and net of due fees and expenses. For discretionary account management services, we were entitled to receive a performance fee in respect of the portfolio, at a rate ranging from 15% to 25%, depending on the incremental portion of the fair value of the portfolio over the initial investment amount. We recognize revenues when the performance fee was accrued reasonably practicable as soon as the net asset value calculation was completed by the fund administrator and approved by the Company by the end of each quarter, the distribution of the fund or termination of the discretionary account management services.

Management fees

For PGA, we are entitled to receive a management fee of one-twelfth of 0.4% to 1.5% of the net asset value attributable to client’s respective equity holding positions in each fund (before deduction of that months’ management fee and any accrued performance fee) on a monthly basis, and it is nonrefundable. These customer contracts require us to provide fund management services, which represents a performance obligation that we satisfy over time. The management fee will be payable in US Dollars monthly in arrears as soon as the net asset value calculation was completed by the fund administrator and approved by the Company at the end of each month and recognized as revenue. For PCM1, we are entitled to receive a management fee of 1.5% - 2.5% of the capital contributions by clients and the management fee is charged throughout the term of the fund and paid when the fund is distributed.

Subscription fees

Subscription fees are earned primarily at the beginning of the subscription period for most of the funds when applicable and when the discretionary account management services are authorized to the investment manager. Subscription fee is a one-off nonrefundable charge. We recognize revenues when the investment funds are successfully established and the subscription fee is payable to us after the investor has completed the initial investment.

Disaggregation of revenue

The following table illustrates the disaggregation of revenue:

	For the years ended September 30,
	2023	2022	2021
Revenue
Referral fees	$76,338	$1,760,760	$1,833
Advisory service fees	221,119	274,904	419,554
Performance fees	—	—	1,720,411
Management fees	51,071	49,614	324,184
Subscription fees	—	—	326,197
Net Revenue	$348,528	$2,085,278	$2,792,179

	For the years ended September 30,
	2023	2022	2021
Timing of Revenue Recognition
Services transferred at a point in time	$76,338	$1,760,760	$2,048,441
Services transferred over time	272,190	324,518	743,738
Balance at end of the year	$348,528	$2,085,278	$2,792,179

Contract assets

We do not have unconditional right to the consideration for referral fee services until all promises have been fulfilled and therefore initially records a contract asset when recognizing revenue. Upon fulfillment of referral fee services, contract assets will be reclassified as a receivable. Contract assets recognized were $91,565 and $137,001, as of September 30,2023 and 2022, respectively.

Allowance for credit losses

The Company adopted Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since October 1, 2022, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost.

Prior to October 1, 2022, the allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts, and existing economic conditions.

The Company’s accounts receivables, contract assets, note receivables, prepaid expenses, deposits and other receivables recorded in prepaid expenses and other assets and amount due from related parties (collectively referred as “receivable items”) are within the scope of ASC Topic 326.

To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and these receivables are assessed on an individual basis for customers with low risk, medium risk, high risk and default. For each pool, the Company consider historical settlement pattern, past default experience of the debtor, overall economic environment in which the debtors operate, and also the assessment of both current and future development of environment as of the date when this report issued. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers, and industry specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. Such allowance of estimated credit losses will be recorded in selling, general and administrative expenses in the consolidated statement of comprehensive (loss) income.

The Company recorded an allowance for credit losses on accounts receivables of $87,160, $nil and $582,478 as of September 30, 2023, 2022 and 2021, respectively. During the year ended September 30,2023 and 2022, the Company had written off accounts receivable in the amount of $nil and $601,857, respectively. The Company recognized an allowance on contract assets, note receivables, prepaid expenses, deposits and other receivables recorded in prepaid expenses and other assets and amount due from related parties subjected to expected credit loss of $541,494 as of September 30, 2023.

Allowance for prepaid deposit for acquisition

In May 2019, the Company made a payment of HK$16 million to a potential acquisition target investee as investment. After the payment, during the due diligence and negotiation process, the Company noted that the potential transaction did not meet its initial expectation; the Company decided to cancel the potential transaction. The Company and the target investee have entered into an agreement, pursuant to which the Company will charge an annual interest rate of 6.5% for the HK$16 million ($2,040,296) starting from October 1, 2019. The Company received HK$4 million of principal and the related interests incurred for the period from October 2019 to February 2020 from the target investee in March 2020 and did not receive any other amounts since then. As of September 30, 2023, 2022 and 2021, the Company booked the allowance of uncollectible prepaid deposit for acquisition of HK$12 million ($1,532,371, $1,525,165 and $1,540,832, respectively). Over a period of more than two years, the Company actively pursued collection, including taking legal action. Upon consultation with its litigation counsel, the Company had sent formal “Letters before Action” several times to press for payment, but with no result to date. The Company is preparing to initiate arbitration proceedings in an attempt to collect the prepaid balance. Because the Company has not officially started the proceedings after the “Letters before Action”, the Company still reserves available legal means of collection. The Group will consider writing off any balance if the probability of recovering the prepaid deposit for acquisition is low based on the progress of the potential arbitration proceedings and after discussions with its litigation counsel in the future.

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820) – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

Recently adopted accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” It requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In July 2018, the FASB issued Accounting Standards Update (ASU) 2018-11, Lease (Topic 842) Targeted Improvements. The amendments in this Update provide entities with an additional (and optional) transition method to adopt the new leases standard and provide lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead, to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue guidance (Topic 606). In November 2019, the FASB issued ASU 2019-10, Financial Instruments — Credit Losses (Topic 326), and Leases (Topic 842): Effective Dates. ASU 2019-10 amends the effective dates for ASU 2016-02. The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company expects to adopt ASU 2016-02 utilizing the additional modified retrospective transition method provided by ASU No. 2018-11 beginning October 1, 2022. The Company is in the process of evaluating the impact that this standard will have on its consolidated financial statements.

In June 2016, the FASB amended guidance related impairment of financial instruments as part of ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The ASU is effective for public company for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019. Early application will be permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. ASU 2019-10 amends the effective dates for ASU 2016-13. The Company is an EGC and has elected to adopt the new standard as of the effective date applicable to nonissuers and will implement the new standard on October 1, 2023. The Company is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our directors, director appointees, and executive officers as of the date of this Annual Report. The following individuals are our executive management and members of the board of directors.

Name	Age	Position(s)
Hongtao Shi	47	Director, Chairman of the Board of Directors, Chief Executive Officer
Chi Tak Sze	74	Director
Ngat Wong	40	Chief Financial Officer and Chief Operating Officer
H. David Sherman	75	Independent Director
Adam (Xin) He	51	Independent Director
Junlin Bai	43	Independent Director

The following is a brief biography of each of our executive officers, directors, and director appointees:

Mr. Hongtao Shi has served as our director and Chairman since January 2019 and Chief Executive Officer since February 2019, and the chief executive officers of our operating subsidiaries since their inceptions in October 2018. Mr. Shi has more than ten years of managerial and operational experience in the financial services industry. Previously, Mr. Shi served as the chief executive officer of Prestige Financial Holdings Group Limited, a financial service holding company in China, since its inception in 2004. Mr. Shi also served as a director in charge of securities analysis at Pacific United Inc., a provider of professional proposition services in the United States from 2000 to 2004. Mr. Shi received his bachelor’s degree in Business Management from Towson University in Maryland in 1999. Mr. Shi studied at Harvard Business School (“HBS”) from 2018 to 2019 and graduated from HBS’s Senior Leadership Program in August 2019.

Mr. Chi Tak Sze is our founder and director and is one beneficial shareholder of our company. Mr. Sze is the father of Mr. Hongtao Shi, our Chairman and Chief Executive Officer. Mr. Sze is an experienced investor focusing on real estate and financial industry investment. Mr. Sze founded Prestige Financial Holdings Group Limited, a financial service holding company, in 2004 and is the sole director and 100% beneficial owner of Prestige Financial Holdings Group Limited. Mr. Sze served as the managing director at King Kong Investment Limited, a real estate investment company in Macau, and Hang Tak Investment Limited, a real estate investment company in Macau, from 1998 to 2005. Mr. Sze enrolled and completed an Executive Program in Accounting in the School of Economics and Management in Wuhan University (China) from 1984 to 1987.

Mr. Ngat Wong has served as our Chief Financial Officer since April 2020, and as Chief Operating Officer since February 2019. Mr. Wong had worked with our affiliate, Prestige Financial Holding Group from 2015 to January 2019 as a managing partner focusing on its development. From 2007 to 2015, Mr. Wong served as an associate director of the investment banking division at CLSA Capital Markets Limited, a securities and investment group in Hong Kong, where his practice fields covered equity financings, debt offerings, pre-IPO investments, private placements and M&A advisory. Prior to that, Mr. Wong worked at Goldman Sachs (Asia) as a business analyst in the investment banking division from 2006 to 2007. Mr. Wong received his bachelor’s degree in Finance and Accounting from The University of British Columbia in 2006 and his master’s degree in Business Administration from The University of Chicago Booth School of Business in 2017.

Mr. H. David Sherman has served as our independent director since June 2023. Mr. Sherman is a professor who has over 30 years of academic and professional experience in accounting and auditing. Mr. Sherman has been a professor at Northeastern University since 1984, specializing in, among other areas, financial and management accounting, global financial statement analysis and contemporary accounting issues. Mr. Sherman has served as Trustee and Chair of Finance Committee for American Academy of Dramatic Arts, the oldest English language acting school in the world, since January 2014, and as Board member. From 2019 to present, Mr. Sherman serves as a director and a member of Audit Committee of NUVVE Holdings Corp. (Nasdaq: NVVE), previously known as Newborn Acquisition Corporation (Nasdaq: NBAC), a blank check company until March 2021 when it consummated its business combination. Mr. Sherman has served as a director of Lakeshore Acquisition II Corp., another special purpose acquisition company listed on Nasdaq, since March 2022. Mr. Sherman served as director and audit committee chair of Xiao-I Corp (NASDAQ: AIXI), an AI company in Beijing China since May 2023 and Linkage Global Inc. (NASDAQ: LGCB) in Tokyo Japan, a cross-border e-commerce integrated service business since June 2023. Mr. Sherman served as the Chair of the Audit Committee and Compensation Committee of Agfeed Corporation (OTC: FEED), a hog production business. From February 2011 to May 2016. Mr. Sherman was previously on the faculty of the Sloan School of Management at Massachusetts Institute of Technology (MIT) from 1980 to 1985 and, among other academic appointments, held an adjunct professorship at Tufts Medical School and was a visiting professor at Harvard Business School (2015). From 2004 to 2005, Professor Sherman was an Academic Fellow at the SEC in the Division of Corporate Finance’s Office of Chief Accountant. Mr. Sherman earned his Doctorate Degree in Accounting and Accountability Systems from Harvard Business School in 1981. Mr. Sherman earned his Master Degree in Business Administration (MBA) from Harvard Business School in 1971 and his Bachelor’s degree in Economics from Brandeis University in 1969. He was Cum Laude with Honors in Economics. Mr. Sherman is a CPA certificate holder.

Mr. Adam (Xin) He has served as our independent director since June 2023. Mr. He has served as the chief financial officer for a Fortune Global 500 conglomerate, Wanda America Investment Holding Co, since May 2012. Amongst many of the responsibilities inherent to this leadership position, Mr. He played a key role in two of the most world-renowned projects — the development of a 101-story landmark “Vista Tower” in downtown Chicago and the $2.6 billion acquisition of AMC Entertainment Inc., that he later led its initial public offering to New York Stock Exchange in 2013. In addition, during the period of August 2012 to December 2014, Mr. He merged the qualities of Wanda with AMC that resulted in a historic highest profit for the American theatrical exhibition business that owns and operates 660 theaters. Due to his expertise and diverse background across various industries, Mr. He was invited to serve as an independent director at several public traded companies. From 2010 to 2012, Mr. He served as financial controller for Xinyuan Real Estate Co. Ltd. (NYSE: XIN), a top developer of large scale, high quality residential real estate projects. Prior to that, Mr. He served as an auditor at Ernst & Young LLP in New York. He also held various leadership roles at Chinatex Corporation and an architecture company in Beijing. As a member of the Financial Executives International and Vice Chair of the China General Chamber of Commerce Chicago, Mr. He dealt with and successfully served as a liaison for many businesses between the U.S. and China. Mr. Adam (Xin) He obtained a bachelor’s degree and master’s degree in taxation from Central University of Finance and Economics in Beijing in 1993 and 2001, and a master’s degree in accounting from Seton Hall University in New Jersey in 2007. Mr. Adam (Xin) He is a Certified Public Accountant both in China and in New York state.

Mr. Junlin Bai has served as our independent director since June 2023. Since December 2019, Mr. Junlin Bai has served as a partner specializing in mergers and acquisitions, private equity, and capital markets at Jingtian & Gongcheng, one of the leading law firms in China. From August 2017 to October 2018, Mr. Junlin Bai served as the vice-Chief Executive Officer at China Tian Yuan Financial Holdings Limited in Hong Kong, a leading alternative asset management firm in Hong Kong. From June 2016 to May 2017, Mr. Bai served as a managing director at Zhongrong International Trust Co. Ltd. in Hong Kong. From April 2014 to May 2017, Mr. Junlin Bai served as the vice president of the legal department of China Development Bank International Investment Limited. Prior to that, Mr. Junlin Bai practiced law at a Chinese law firm, Fenxun Partners, from October 2011 to January 2014. Mr. Junlin Bai graduated from the law and business program from the Northwestern University with a LL.M. degree and a certificate of business administration in 2010. Mr. Junlin Bai received his LL.M. degree from the University of Liverpool in 2003 and his LL.B. degree from Beijing Institute of Technology in China in 2002. Mr. Bai has been licensed to practice law in China since 2005, and was admitted to the New York State Bar in 2011.

Family Relationships

Our founder and director, Mr. Chi Tak Sze, is the father of Mr. Hongtao Shi, our Chairman and Chief Executive Officer. Except for the foregoing, none of the directors, director appointees or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors, director appointees or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

B. Compensation of Directors and Executive Officers

During the fiscal year ended September 30, 2023, we paid an aggregate of approximately US$0.25 million in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specific time period. We may terminate employment for cause for certain acts of executive officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon a three-month advance written notice. An executive officer may resign anytime with a three-month advance written notice.

Each executive officer has agreed to hold, during his or her employment and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations.

Cash compensation and benefits became payable upon the SEC’s declaration of effectiveness of our registration statement on our Form F-1 on June 30, 2023.

Our employment agreement with Mr. Hongtao Shi, our Chief Executive Officer, has a term of three years and provides for an annual salary of $120,000, payable upon effectiveness of our registration statement on our Form F-1 on June 30, 2023. The employment agreement has been automatically extended for another three years since the expiration of the initial term on January 31, 2022.

Our employment agreement with Mr. Ngat Wong, our CFO and COO, has a term of three years, from April 8, 2020 to April 7, 2023, and provides for an annual salary of $102,000, payable upon the effectiveness of our registration statement on our Form F-1 on June 30, 2023. The employment agreement has been automatically extended for another three years since the expiration of the initial term on April 7, 2023.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such person in connection with claims made by reason of their being a director or officer of our company.

Insider Participation Concerning Executive Compensation

The compensation committee of the board of directors of the Company will continue to make determinations regarding executive officer compensation.

C. Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors in accordance with our memorandum and articles of association. Subject to any requirement for audit committee approval under applicable law or Nasdaq rules, and unless disqualified by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Qualification

There is currently no shareholding qualification for directors.

Terms of Directors and Executive Officers

Our directors may be elected by a majority of votes of our board of directors present and voting at a board meeting, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office unless otherwise agreed between us and the directors. A director may be removed from office by an ordinary resolution of our shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) dies or becomes of unsound mind, (iii) resigns his or her office by notice in writing to the company, (iv) is prohibited by law from being a director, or (v) ceases to be a director by virtue of any provision of the applicable laws of the Cayman Islands or is removed from the office pursuant to our Amended and Restated Articles of Association.

All of our executive officers are appointed by and serve at the discretion of our board of directors.

Duties of Directors

Under Cayman Islands law, our directors have fiduciary duties to act honestly in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Adam (Xin) He, H. David Sherman and Junlin Bai. Adam (Xin) He serves as the chairman of our audit committee. We have determined that Adam (Xin) He, H. David Sherman and Junlin Bai satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Adam (Xin) He qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing any audit problems or difficulties and management’s response with the independent auditors;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee consists of Adam (Xin) He, H. David Sherman and Junlin Bai. Junlin Bai serves as the chairman of our compensation committee. We have determined that Adam (Xin) He, H. David Sherman and Junlin Bai satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans; and

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Adam (Xin) He, H. David Sherman and Junlin Bai. H. David Sherman serves as the chairperson of our nominating and corporate governance committee. Adam (Xin) He, H. David Sherman and Junlin Bai satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

D. Employees

We and our subsidiaries had 4 full-time employees as of September 30, 2023. The table below sets forth the number of our and our subsidiaries’ employees categorized by function as of September 30, 2023. All of our employees and our subsidiaries’ employees are located at our subsidiaries’ only office in Hong Kong.

As of September 30, 2023
Senior Management for Wealth Management and Asset Management	2
Asset Management	1
Financial and Administration	1
Total	4

Our subsidiaries pay mandatory provident fund scheme under the MPFSO, and employment injury compensation insurance under the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or ECO, for our employees.

None of our employees nor our subsidiaries’ employees are represented by unions. We believe that we and our subsidiaries maintain a good working relationship with our employees and we and our subsidiaries have not experienced any significant labor disputes.

E. Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions — 7.A. Major Shareholders.”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of February 1, 2024, by:

●	each of our directors and executive officers;

●	all of our directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 9,150,000 ordinary shares issued and outstanding as of February 1, 2024 comprised of 4,014,211.2 Class A ordinary shares and 5,135,788.8 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group.

	Ordinary Shares Beneficially Owned as of February 1, 2024
					Percentage of
					total ordinary	Percentage of
	Class A ordinary share		Class B ordinary share		shares on an as	aggregate
	Number	%	Number	%	converted basis	voting power*
Directors and Executive Officers:
Chi Tak Sze (1)	—	—	5,135,788.8	100.00%	56.13%	96.24%
Hongtao Shi (2)	—	—	—	—	—	—
Ngat Wong (3)	304,000.0	7.57%	—	—	3.32%	0.28%
H. David Sherman (4)	—	—	—	—	—	—
Adam (Xin) He (4)	—	—	—	—	—	—
Junlin Bai (4)	—	—	—	—	—	—
All directors and executive officers as a group	304,000.0	7.57%	5,135,788.8	100.0%	59.45%	96.52%
Principal Shareholders:
Prestige Financial Holdings Group Limited(1)	—	—	5,135,788.8	100.0%	56.13%	96.24%

*	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Mr. Chi Tak Sze is one of our directors and also the 100% owner of Prestige Financial Holdings Group Limited, which holds directly 5,135,788.8 Class B Ordinary Shares.

(2)	Chairman of the Board of Directors and Chief Executive Officer.

(3)	Chief Financial Officer and Chief Operating Officer.
(4)	Director.

7.B. Related Party Transactions

Material Transactions with Related Parties

Amounts due from related parties

Transactions with Prestige Financial Holdings Group Limited

We had amount due from Prestige Financial Holdings Group Limited, our 56.13% shareholder and wholly owned by Mr. Chi Tak Sze, our director, in the amount of $1,592,593 as of September 30, 2023, $2,993,971 as of September 30, 2022, and $1,501,890 as of September 30, 2021. The balance as of September 30, 2023 mainly represented the balance due from PFHL for it operation purpose, which was due upon request. The balance as of September 30, 2022 mainly represented a payment of HK$8.65 million (approximately $1.1 million) for brand promotion fee and a loan principal and the related interests of HK$11.06 million (approximately $1.41 million). We entered into a loan agreement with Prestige Financial Holdings Group Limited on March 31, 2022 with the principal in amount of US$1.72 million with term in six months and annual interest in 6.5% respectively. US$1.37 million and US$0.35 million were paid by one of our subsidiaries on March 31, 2022 and May 12, 2022 to Prestige Financial Holdings Group Limited, respectively. As of October 19, 2022, US$1.21 million of the principal and interest had been paid back by Prestige Financial Holdings Group Limited under this loan agreement. We entered into a supplementary agreement with Prestige Financial Holdings Group Limited to extend the due date for the remaining $0.56 million of the principal to a date that is immediately before the effectiveness of the Company’s registration statement, with the outstanding amount payable at any time, at the same interest rate as provided in the original loan agreement. As of December 1, 2022, the remaining $0.56 million of the principal and its interest had been repaid in full to the Company by Prestige Financial Holdings Group Limited. The balance as of September 30, 2021 mainly represented a payment of HK$8.65 million (approximately $1.11 million) for brand promotion fee. As of the date of this annual report, we do not have any additional material related party transaction with Prestige Financial Holdings Group Limited.

Transactions with Prestige Securities International Inc.

In May and June 2020, we entered into two loan agreements with Prestige Securities International Inc., an entity controlled by Prestige Financial Holdings Group Limited, our 56.13% shareholder. We agreed to lend and paid HK$0.5 million (approximately $0.06 million) and HK$1.1 million (approximately $0.14 million) in May and June, respectively, with terms of one year and an annual interest in 6.5% on both loans. The full amount of the principal and interest the loans had been paid back by Prestige Financial Holdings Group Limited on behalf of Prestige Securities International Inc. as of March 31, 2021. As of the date of this annual report, we do not have any amount due from Prestige Securities International Inc.

Amounts due to related parties

Transactions with Prestige Securities Limited

We had amount due to Prestige Securities Limited, in the amount of nil as of September 30, 2023, $27,962 as of September 30, 2022, and $13,354 as of September 30, 2021. The balance mainly represented rental expense owed to Prestige Securities Limited. We lease the office premises from Prestige Securities Limited under non-cancellable operating leases with an expiration date on July 31, 2023. The monthly rental expense is HK$20,000 ($2,542). As of the date of this annual report, we do not have any amount due to Prestige Securities Limited.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation— Employment Agreements and Indemnification Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

8.B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details.

Our Class A ordinary shares are currently listed on Nasdaq Capital Market under the symbol “PWM.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares are currently listed on Nasdaq Capital Market under the symbol “PWM”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our Second Amended and Restated Memorandum and Articles of Association and the Companies Act (as amended) of the Cayman Islands, or Companies Act, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Second Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.1 to our current report on Form 6-K (File Number 001-41734) filed with the SEC on February 1, 2024.

The following are summaries of material provisions of our Second Amended and Restated Memorandum and Articles of Association and the Companies Act as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

According to Clause 3 of our Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our second amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. A resolution put to the vote of the general meeting shall be decided on the vote of the requisite majority pursuant to a poll of the shareholders. An ordinary resolution to be passed at the general meeting of shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, or upon a change of beneficial ownership of any Class B ordinary share as a result of which any person who is not an affiliate of the registered holders of such Class B ordinary shares becomes the beneficial owner of such Class B ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Transfer of Ordinary Shares. Subject to the restrictions contained in our second amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of ordinary share unless

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof.

If our directors refuse to register a transfer, they shall, within two calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of Nasdaq, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of a Class A ordinary share and a holder of a Class B ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors, or are otherwise authorized by the articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or our share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, all or any of the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may, whether or not our Company is being wound up, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman or by a requisition by our shareholders holding one third of the votes attaching to our shares. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing one-third of all votes attaching to all of our shares in issue and entitled to vote.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our second memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our second memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than ten percent (10%) of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our second memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and the register of mortgages and charges, and any special resolutions passed by our shareholders). However, we will provide our shareholders with the right to receive annual audited financial statements.

Changes in Capital

We may from time to time by ordinary resolution:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of a smaller amount; or

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

We may by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. The NYSE rules require that every company listed on Nasdaq hold an annual general meeting of shareholders. In addition, our second amended and restated memorandum and articles of association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and in “Item 7. Major shareholders and Related Party Transactions” or elsewhere in this annual report.

10.D. Exchange Controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Act of the Cayman Islands, the Company has obtained an undertaking: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from November 2, 2018.

There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

British Virgin Islands Taxation

The British Virgin Islands business company is exempt from all provisions of the Income Tax Act of the BVI (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by the company to persons who are not persons resident in the British Virgin Islands).

Capital gains realized with respect to any shares, debt obligations or other securities of a BVI business company by persons who are not persons resident in the BVI are also exempt from all provisions of the Income Tax Act of the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligations or other securities of the British Virgin Islands business company, save for interest payable to or for the benefit of an individual resident in the European Union. There are also no exchange control regulations or currency restrictions in the BVI.

United States Taxation

The U.S. subsidiary PWAI is subject to a federal corporate income tax rate of 21% and California state income tax at a rate of 8.84%. PWAI had no assessable income that was derived in the United States for the year ended September 30, 2023 and 2022 and therefore no income tax has been provided.

Hong Kong Enterprise Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the year of assessment of 2016/2017 and 2017/2018. As from year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$255,000), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$255,000).

Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any withholding tax in Hong Kong. See “Dividend Policy” for further details on our dividend policy.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a market-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	holders who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	investors that will hold our Ordinary Shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

●	persons holding their Ordinary Shares in connection with a trade or business outside the United States;

●	persons that actually or constructively own 5% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	investors required to accelerate the recognition of any item of gross income with respect to their Ordinary Shares as a result of such income being recognized on an applicable financial statement;

●	investors that have a functional currency other than the U.S. dollar;

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Ordinary Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Dispositions of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company (“PFIC”) Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company (“PFIC”) Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (File Number 333-267999), as amended, and a prospectus under the Securities Act with respect to our Ordinary Shares. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. We have filed this Annual Report on Form 20-F, including exhibits, and furnished other current reports, with the SEC. As allowed by the SEC, in Item 19 of this Annual Report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report.

You may read and copy this Annual Report, including the exhibits incorporated by reference in this Annual Report, and our reports and other information, when so filed, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You also can request copies of this Annual Report, including the exhibits incorporated by reference in this Annual Report, and our reports and other information, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that are filed electronically with the SEC. Our annual reports and some of the other information filed by us with the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For purposes of this Item 11, reference to the “Group” means Prestige Wealth Inc. and all of its subsidiaries.

Foreign Exchange Risk

Currency risk is the risk that the value of financial assets or liabilities will fluctuate due to changes in foreign exchange rates.

As of September 30, 2023, 2022 and 2021, the Group has no significant foreign currency risk because most of the transactions are denominated in Hong Kong dollar or the United States dollar. Since Hong Kong dollar is pegged to the United States dollar, the Group’s exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

Credit Risk

Financial assets which potentially subject the Group to concentrations of credit risk consist principally of bank deposits and balances.

The Group limits its exposure to credit risk by transacting all of its securities and contractual commitment activities with broker-dealers, banks and regulated exchanges with high credit ratings and that the Group considers to be well established.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial assets and liabilities. Liquidity risk may result from an inability to sell a financial asset quickly at an amount close to its fair value. The Company’s strategy is to minimize its exposure to liquidity risk by monitoring its liquid capital from time to time. In managing its liquidity risk, the Company monitors and maintains a level of cash and bank balances deemed adequate by management to finance the Company’s operations.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments.

The Group’s cash held with the banks are exposed to interest rate risk. However, our management considers the risk to be minimal as they are short-term with terms less than one month.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. — 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement (File Number: 333- 267999), in relation to our initial public offering of 1,000,000 Ordinary Shares, and 150,000 Ordinary Shares sold in the over-allotment. Gross proceeds from the Offering, including proceeds from the exercise of the over-allotment option, totaled US$5.75 million, before deducting underwriting discounts and other related expenses.

We have earmarked and have been using the proceeds of the initial public offering as follows: approximately $0.5 million for brand promotion; approximately $0.5 million for hiring of additional client relationship managers and employees; approximately $0.6 million for expansion of products and services; approximately $0.2 million for working capital and other general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2023. Based on that evaluation, our CEO and CFO concluded that, as of September 30, 2023, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting as of and for the years ended September 30, 2023, 2022, and 2021.

The material weaknesses identified related to: (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; and (iii) a lack of independent directors and an audit committee prior to our initial public offering in 2023. Neither we nor our independent registered public accounting firm tested our internal control under the Sarbanes-Oxley Act.

To remediate our identified material weaknesses, we have implemented several measures to improve our internal control over financial reporting, including (i) engaging qualified financial and accounting advisory team and relevant staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function and establishing a comprehensive policy and procedure manual; (ii) hiring independent directors, establishing an audit committee and strengthening corporate governance; and (iii) setting up a financial and system control framework to improve overall internal controls.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Ordinary Shares — Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.”

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

(b) Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation report of the registered public accounting firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

(d) Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Adam (Xin) He is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP and Yu Certified Public Accountant, P.C., our principal external auditors, for the periods indicated.

	For the years ended September 30,
	2022	2023
Audit fees (1)	$280,000	$280,000
Other Service fee	-	-
Total	$280,000	$280,000

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

The policy of our audit committee is to pre-approve all audit and other service provided by the independent auditors as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As approved by the shareholders and the board of directors, on December 29, 2023, the Company repurchased 5,135,788.8 Class A Ordinary Shares from PRESTIGE FINANCIAL HOLDINGS GROUP LIMITED out of the proceeds of the fresh issuance of 5,135,788.8 Class B Ordinary Shares to PRESTIGE FINANCIAL HOLDINGS GROUP LIMITED made for the purposes of the repurchase, issue 5,135,788.8 Class B Ordinary Shares to PRESTIGE FINANCIAL HOLDINGS GROUP LIMITED for the purposes of the repurchase, and allocate the proceeds from such issue to pay for such repurchase.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 30, 2023, the audit committee (the “Audit Committee”) of the board of directors of the Company resolved to dismiss Marcum Asia CPAs LLP (“MarcumAsia”) as the Company’s independent registered public accounting firm, effective October 30, 2023.

During the two most recent fiscal years and through the subsequent interim period preceding the release, MarcumAsia has neither provided any adverse opinion or qualifications on the Company’s financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to MarcumAsia’s satisfaction, would have caused MarcumAsia to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

During the two most recent fiscal years and through the subsequent interim period preceding the release, there was no “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F, except that there were material weaknesses identified related to: (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; and (iii) a lack of independent directors and an audit committee.

The Company has provided MarcumAsia with a copy of the disclosure made pursuant to this Item 16F. MarcumAsia has provided a letter to us, dated November 2, 2023 and addressed to the SEC, which was filed as Exhibit 16.1 with the current report on Form 6-K on November 2, 2023.

On October 31, 2023, the Company has engaged Yu Certified Public Accountant, P.C. (“Yu”) as its independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended September 30, 2023. The decision to engage Yu as the Company’s independent registered public accounting firm was approved by the Audit Committee.

During the two most recent fiscal years and through the date of this report, the Company has not consulted with Yu regarding any of the following:

1.	the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements;

2.	the type of audit opinion that might be rendered on the Company’s financial statements by Yu, in either case where written or oral advice provided by Yu would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or

3.	any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

ITEM 16G. CORPORATE GOVERNANCE

None.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policy and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 99.1 with this Annual Report.

ITEM 16K. CYBERSECURITY.

Not applicable as the Company’s current fiscal year ended September 30, 2023.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

PRESTIGE WEALTH INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Prestige Wealth Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Prestige Wealth Inc. (the “Company”) and its subsidiaries (collectively referred to as the “Group”), as of September 30, 2023, the related consolidated statement of comprehensive (loss) income, consolidated statement of shareholders’ equity, and consolidated statement of cash flows, for the year ended September 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group as of September 30, 2023, and the results of its operations and its cash flows, for the year ended September 30, 2023, in conformity with generally accepted accounting principles in the United States of America.

Emphasis of Matter - Going Concern

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group has incurred operating losses, and negative cash flows from operating activities. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty

Emphasis of Matter – Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Group has adopted Accounting Standards Codification Topic 842, Leases, effective October 1st, 2023.

As discussed in Note 2 to the consolidated financial statements, the Group has adopted Accounting Standards Codification (“ASC”) Topic 326, Financial Instruments-Credit Losses, effective October 1st, 2023.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Yu Certified Public Accountant, P.C. (PCAOB ID: 5910)
We have served as the Group’s auditor since 2023.

New York, New York
February 15, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Prestige Wealth Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Prestige Wealth Inc. (the “Company”) as of September 30, 2022, the related consolidated statements of comprehensive (loss)/income, changes in shareholders’ equity and cash flows for the two years ended September 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for each of the two years ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2018 to 2023 and in 2023 we became the predecessor auditor.

New York, NY

February 10, 2023

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.cn

PRESTIGE WEALTH INC.
CONSOLIDATED BALANCE SHEETS

	September 30, 2023	September 30, 2022

CURRENT ASSETS
Cash and cash equivalents	$431,307	$66,778
Restricted cash	200,000	—
Accounts receivable, net	273,257	281,632
Contract assets, net	91,565	137,001
Note Receivables	3,755,794	—
Amounts due from related parties, net	1,592,593	2,995,246
Right-of-use assets, current	213,814	—
Income tax receivables	29,279	109,863
Prepaid expenses and other assets, net	66,484	2,406,990
Total current assets	6,654,093	5,997,510

NON-CURRENT ASSETS
Right-of-use assets, non-current	140,898	—
Prepaid expenses and other assets, net	68,620	—
Total non-current assets	209,518	—
Total assets	$6,863,611	$5,997,510

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Income tax payable	$27,648	$282,385
Lease liability, current	220,101	—
Amounts due to related parties	—	27,962
Deferred tax liabilities	14,415	21,785
Other payables and accrued liabilities	257,906	287,426
Total current liabilities	$520,070	$619,558

NON-CURRENT LIABILITIES
Lease liability, non-current	$160,996	$—
Total non-current liabilities	$160,996	$—
Total liabilities	$681,066	$619,558

Shareholders’ equity
Ordinary share ($0.000625 par value, 160,000,000 shares authorized, 9,150,000 shares issued and outstanding as of September 30, 2023 and 8,000,000 shares issued and outstanding as of September 30, 2022)*	$5,719	$5,000
Additional paid in capital	2,570,664	735,367
Retained earnings	3,642,994	4,678,745
Accumulated other comprehensive loss	(36,832)	(41,160)
Total shareholders’ equity	$6,182,545	$5,377,952
Total liabilities and shareholders’ equity	$6,863,611	$5,997,510

*	The shares are presented on a retroactive basis to reflect the Company’s share subdivision on July 15, 2022. See Note 12 below.

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

	For the years ended September 30,
	2023	2022	2021
Net revenue
Wealth management services
Referral fees	$76,338	$1,760,760	$1,833
Subtotal	76,338	1,760,760	1,833

Asset management services
Advisory service fees	221,119	274,904	419,554
Performance fees	—	—	1,720,411
Management fees	51,071	49,614	324,184
Subscription fees	—	—	326,197
Subtotal	272,190	324,518	2,790,346
Total net revenue	348,528	2,085,278	2,792,179

Distribution and service costs
Management fee cost	—	—	41,914

Gross Margin	348,528	2,085,278	2,750,265

Operation cost and expenses
Selling, general and administrative expenses	1,460,517	690,409	1,097,997
Total operation cost and expenses	1,460,517	690,409	1,097,997

(Loss) Income from operations	(1,111,989)	1,394,869	1,652,268

Other income	68,762	185,319	254,820

(Loss) Income before income taxes expense (benefit)	(1,043,227)	1,580,188	1,907,088
Income taxes (benefit) expense	(7,476)	225,650	(4,928)
Net (loss) income	$(1,035,751)	$1,354,538	$1,912,016

Other comprehensive (loss) income
Foreign currency translation adjustment	4,328	(58,571)	(19,106)
Total comprehensive (loss)/income	$(1,031,423)	$1,295,967	$1,892,910

(Loss)/earnings per ordinary share*
Basic and diluted	$(0.125)	$0.169	$0.239

Weighted average number of ordinary shares outstanding*
Basic and diluted	8,254,891	8,000,000	8,000,000

*	The shares are presented on a retroactive basis to reflect the Company’s share subdivision on July 15, 2022. See Note 12 below.

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Subscription	Additional paid in	Retained	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	receivable	capital	earnings	income (loss)	equity
Balance, September 30, 2020	8,000,000	$5,000	$(5,000)	$449,359	$4,912,191	$36,517	$5,398,067
Net income	—	—	—	—	1,912,016	—	1,912,016
Capital contribution	—	—	5,000	217,008	—	—	222,008
Dividend declared	—	—	—	—	(3,500,000)	—	(3,500,000)
Foreign currency translation adjustment	—	—	—	—	—	(19,106)	(19,106)
Balance, September 30, 2021	8,000,000	$5,000	$—	$666,367	$3,324,207	$17,411	$4,012,985
Net income	—	—	—	—	1,354,538	—	1,354,538
Capital contribution	—	—	—	69,000	—	—	69,000
Foreign currency translation adjustment	—	—	—	—	—	(58,571)	(58,571)
Balance, September 30, 2022	8,000,000	$5,000	$—	$735,367	$4,678,745	$(41,160)	$5,377,952
Net loss	—	—	—	—	(1,035,751)	—	(1,035,751)
Proceeds from IPO	1,150,000	719	—	5,749,281	—	—	5,750,000
Deferred offering cost	—	—	—	(3,913,984)	—	—	(3,913,984)
Foreign currency translation adjustment	—	—	—	—	—	4,328	4,328
Balance, September 30, 2023	9,150,000	$5,719	$—	$2,570,664	$3,642,994	$(36,832)	$6,182,545

*	The shares are presented on a retroactive basis to reflect the Company’s share subdivision on July 15, 2022. See Note 12 below.

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended September 30
	2023	2022	2021
Cash flows from operating activities
Net (loss) income	$(1,035,751)	$1,354,538	$1,912,016
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred tax benefit	(7,476)	(17,184)	(48,143)
Allowance for credit losses	628,654	19,379	449,759
Amortization of Right-of-use assets	63,932	—	—
Interest on Lease liabilities	7,390	—	—
Changes in assets and liabilities:
Accounts receivable	(77,452)	(256,199)	(37,207)
Contract assets	45,386	143,444	247,116
Amounts due from related parties	(41,880)	(111,867)	(238,621)
Prepaid expenses and other assets	(208,572)	(59,963)	(91,211)
Income tax receivable	81,131	(110,434)	—
Leases	(44,928)	—	—
Amounts due to related parties	(28,103)	14,820	31,425
Income tax payable	(256,160)	81,264	(831,433)
Other payables and accrued liabilities	(122,752)	103,031	(91,351)
Net cash (used in)/provided by operating activities	(996,581)	1,160,829	1,302,350

Cash flows from investing activities:
Loan to third parties	(3,750,000)	—	—
Loan to related parties	—	(1,721,478)	—
Loan & interest repayment from related parties	1,414,340	363,530	551,372
Net cash provided by (used in) investing activities	(2,335,660)	(1,357,948)	551,372

Cash flows from financing activities:
Proceeds from shareholder’s capital contribution	—	69,000	222,008
Deferred offering cost	(1,832,538)	(540,754)	(403,324)
Proceeds from IPO	5,750,000	—	—
Dividend paid to shareholders	—	—	(1,135,057)
Net cash provided by (used in) financing activities	3,917,462	(471,754)	(1,316,373)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(20,692)	(14,570)	(542)

Net change in cash and cash equivalents and restricted cash	564,529	(683,443)	536,807
Cash and cash equivalents and restricted cash, beginning of the year	66,778	750,221	213,414
Cash and cash equivalents and restricted cash, end of the year	$631,307	$66,778	$750,221

Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	431,307	66,778	750,221
Restricted cash	200,000	—	—
Total cash and cash equivalents, and restricted cash shown in the statement of cash flows	$631,307	$66,778	$750,221

Supplemental cash flow information
Cash paid for Interest	$—	$—	$—
Cash paid for income taxes	$(175,028)	$(272,003)	$(874,649)
Supplemental disclosure of non-cash operating activities
Net off of amount due to/from related parties	$—	$—	$(18,013)
Net off of cash dividend and due from related parties	$—	$—	$(2,334,479)

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 ORGANIZATION

Prestige Wealth Inc. (“PWI”, or the “Company”) is a limited company established under the laws of the Cayman Islands on October 25, 2018. It is engaged in providing private wealth management services and asset management to high net worth and ultra-high net worth individuals and enterprises through its subsidiaries.

PRESTIGE PRIVATE WEALTH MANAGEMENT LIMITED (“PPWM”), which is 100% controlled by PWI, was incorporated in the British Virgin Islands on May 23, 2014, and is engaged in providing private wealth management services to third parties and earns referral fees.

Prestige Wealth Management Limited (“PWM”) is a wholly owned subsidiary of PPWM. It was established on January 26, 2015 in Hong Kong, which provides private wealth management services to third parties.

PRESTIGE ASSET INTERNATIONAL INC. (“PAI”) was incorporated in the British Virgin Islands on December 4, 2015 and is 100% controlled by PWI.

Prestige Asset Management Limited (the “Investment Advisor” or “PAM”) is a wholly-owned subsidiary of PAI. It was established in accordance with laws and regulations of Hong Kong on December 14, 2015, which serves as the investment advisor and provides investment advisory services to third parties with respect to identifying suitable target investment projects that fit the specific investment needs of investors.

Prestige Global Asset Management Limited (the “Manager” or “PGAM”) is a wholly-owned subsidiary of PAI. It was established on June 8, 2016 under the laws of the Cayman Islands, and provides asset management services by managing various investment portfolios to high net worth and ultra-high net worth individuals and enterprises.

Prestige Global Capital Inc. (“PGCI”) is a wholly-owned subsidiary of PAI. It was established on November 3, 2020 under the laws of the Cayman Islands, and provides asset management services by serving as a general partner of an Exempted Limited Partnership.

Prestige Wealth America Inc. (“PWAI”) is a wholly owned subsidiary of PPWM. It was established on February 15, 2022 in California, and provides wealth management services to third parties.

Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company undertook a reorganization on December 27, 2018, and became the ultimate holding company of PPWM, PWM, PAI, PAM, PGAM, PGCI and PWAI, which were all controlled by the same shareholders. The Company together with its subsidiaries were effectively controlled by the same shareholders before and after the reorganization and therefore the reorganization is considered under common control and was accounted for similar to the pooling method of accounting. The accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The consolidation of the Company and its subsidiaries (collectively referred to the “Group”)  has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 ORGANIZATION (cont.)

Group chart of the Company after reorganization is set out below:

Chi Tak Sze
100%
Prestige Financial Holdings Group Limited
(BVI, 2014)
Other shareholders
(<5%)
56.13%
43.87%
Prestige Wealth Inc.
(Cayman Islands, 2018)
100%
100%
Prestige Private Wealth Management
Limited
(BVI, 2014)
Prestige Asset International
Inc.
(BVI, 2015)
100%
100%
100%
100%
100%
Prestige Wealth Management
Limited
(Hong Kong, 2015)
Prestige Wealth America
Inc.
(U.S., 2022)
Prestige Asset Management
Limited
(Hong Kong, 2015)
Prestige Global Asset Management
Limited
(Cayman Islands, 2016)
Prestige Global Capital
Inc.
(Cayman Islands, 2020)

Details of the subsidiaries of the Company after reorganization are set out below:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
PRESTIGE PRIVATE WEALTH MANAGEMENT LIMITED (“PPWM”)	May 23, 2014	British Virgin Islands	100%	Private wealth management service provider
Prestige Wealth Management Limited (“PWM”)	January 26, 2015	Hong Kong	Wholly owned subsidiary of PPWM	Private wealth management service provider
PRESTIGE ASSET INTERNATIONAL INC. (“PAI”)	December 4, 2015	British Virgin Islands	100%	Inactive
Prestige Asset Management Limited (the “Investment Advisor” or “PAM”)	December 14, 2015	Hong Kong	Wholly owned subsidiary of PAI	Investment advisor
Prestige Global Asset Management Limited (the “Manager” or “PGAM”)	June 8, 2016	Cayman Islands	Wholly owned subsidiary of PAI	Asset management services provider
Prestige Global Capital Inc. (“PGCI”)	November 3, 2020	Cayman Islands	Wholly owned subsidiary of PAI	Asset management services provider
Prestige Wealth America Inc. (“PWAI”)	February 15, 2022	California	Wholly owned subsidiary of PPWM	Wealth management service provider

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The accompanying consolidated balance sheet as of September 30, 2023 and 2022, and consolidated results of operations and cash flows for the years ended September 30, 2023, 2022 and 2021, have been derived from audited financial statements. All inter-company transactions and balances have been eliminated upon consolidation.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. The Group’s financial statements are expressed in U.S. Dollars.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued amended consolidation guidance with the issuance of ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The revised consolidation guidance, among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are VIEs, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. In evaluating whether the investment funds in the legal form of limited partnership the Group manages as general partner should be consolidated or not, the Group firstly assesses whether there is any interest it has constituted a variable interest. The Group concludes that (i) the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services, (ii) the Group does not hold other interest in the investment funds that individually, or in aggregate, would absorb more than an insignificant amounts of expected loss or receive more than an insignificant amount of the expected residual returns from the investment funds, (iii) the services arrangement includes only terms, conditions or amounts that are customarily present and at arm’s length, therefore are not deemed as variable interests. For purposes of the assessment, any variable interest in an entity that is held by a related party of the decision maker or service provider was considered in the analysis. Specifically, the Group includes its direct variable interests in the entity and its indirect variable interests in the entity held through related parties, considered on a proportionate basis. After evaluating the impact of the above guidance, the Group determined that there was no investment fund that should be consolidated as of September 30, 2023 and 2022.

Liquidity and going concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As of September 30, 2023, the Group had cash and cash equivalents of $431,307, restricted cash of $200,000 and has generated a net loss of $1,035,751 and cash outflows of $996,581 from operating activities for the year then ended. The Group’s cash level at September 30, 2023 was not adequate for operations and expected development in the fiscal year ended September 30, 2024 and financing was needed.

These factors raise substantial doubt about the Group’s ability to continue as a going concern for the next twelve months from the date of issuance of these consolidated financial statements. Management’s plan to alleviate the substantial doubt about the Group’s ability to continue as a going concern includes attempting to improve its business profitability, its ability to generate sufficient cash flow from its operations to meet its operating needs on a timely basis. As described in Note 14, on February 1, 2024, the Group entered into a letter of intent with a group of sellers for a proposed acquisition of an artificial intelligence based one-stop wealth management related service provider for the Group’s strategic development; for which US$3 million to be paid in cash for the portion of the aggregate purchase price. Therefore, the Group also has plans to raise funds based on equity and/or debt after the filing of this annual report. However, there is no assurance that the Group will be able to raise adequate funds at acceptable terms, and there is no assurance that the Group will be successful in achieving its strategic plans to fund its operations going forward. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Group will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to, provision for credit losses of accounts receivable, contract assets, note receivables, prepaid expense and other receivables recorded in prepaid expenses and other assets and amounts due from related parties, assessment for impairment of long-lived assets, and the assessment of the valuation allowance on deferred tax assets. Actual results could differ from these estimates.

Fair value measurement

The Group applies ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Group is responsible for considering the carrying amount of cash and cash equivalents, restricted cash, accounts receivable, note receivables, other receivables, amounts due from/to related parties, other payable and accrued liabilities, based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

Cash and cash equivalents

Cash and cash equivalents consist of the Group’s demand deposit placed with financial institutions.

Restricted cash

Cash that are restricted as to withdrawal or use for current operations are classified as restricted cash. Restricted cash as of September 30,2023 mainly represents the cash, which was from the proceeds of IPO, held in an escrow account for a period of 12 months from the closing of the IPO.

Accounts receivable, net

Accounts receivable represented amounts due from the Group’s customers and are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The Group adopted Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since October 1, 2022, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. Prior to October 1, 2022, the allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on aging data, historical collection experience, customer specific facts and existing economic conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The allowance of accounts receivables as of September 30, 2023 and 2022 were $87,160 and $nil respectively. During the year ended September 30,2023 and 2022, the Group had written off accounts receivable in the amount of $nil and $601,857, respectively.

Prepaid expenses and other assets, net

Prepaid expenses and other assets are comprised of other receivables and prepaid expenses, including deferred offering cost, prepaid audit fee, prepaid staff insurance, the payment of legal fee and administration fee on behalf of the funds. The Group reviews other receivables on a regular basis and also makes specific allowance if there is strong evidence indicating that other receivables are likely to be unrecoverable. Deferred offering costs consist principally of legal, auditing, consulting, industry research and printing costs in connection with the IPO. Such costs are deferred until the closing of the IPO, at which time the deferred costs are offset against the offering proceeds. In the event the IPO is unsuccessful or aborted, the costs will be expensed. On July 6, 2023, the Group completed its initial public offering. Deferred offering costs as of September 30, 2023 and 2022 amounted to $nil and $1,979,544 respectively and were included in prepaid expenses. Other receivables balances were written off after all collection efforts had been exhausted. Bad debts allowance as of September 30, 2023 and 2022 were $1,980,245 and $1,525,165 respectively.

Current expected credit losses

The Group has adopted Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since October 1, 2022, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The Group’s accounts receivables, contract assets, note receivables, prepaid expenses, deposits and other receivables recorded in prepaid expenses and other assets and amount due from related parties are within the scope of ASC Topic 326. The Group establishes an allowance for credit losses primarily based upon factors surrounding the credit risk, including creditworthiness of the counterparties and other specific circumstances related to the accounts. To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and these receivables items are assessed on an individual basis for customers with low risk, medium risk, high risk and default. Such allowance of estimated credit losses will be recorded in selling, general and administrative expenses in the consolidated statement of comprehensive (loss) income.

Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue recognition

The Group adopted ASC Topic 606 (“ASC 606”), Revenue from Contract with Customers, with effect from October 1, 2019, using the modified retrospective method applied to those contracts which were not completed as October 1, 2019. Accordingly, revenues for the years ended September 30, 2022 and 2023 were presented under ASC 606, Revenue Recognition.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Under Topic 606, the entity should recognize revenue to depict the transfer of promised goods or services to clients in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue recognition policies for each type of service are discussed as follows:

Advisory service fees

The Group acts as ongoing advisor to the client and provides a package of advisory services, including but not limited to, advising on global asset allocation, selecting and recommending suitable promotion or distribution channels for the issuance of the fund, coordinating daily operation and setting up meetings during post-establishment period, selecting and coordinating with lawyers for legal agreements and documents preparation, selecting qualified fund service providers, etc., as needed during the agreed-upon service period. Each contract of advisory service is accounted for as a single performance obligation which is satisfied over the service period. The Group allocates the transaction price to the single performance obligation based on a fixed annual fee and recognized revenue over the service period on a monthly basis.

Referral fees

The Group enters into contracts with brokers and refers high net worth or ultra-high net worth clients who subscribe to wealth management products from the brokers, such referral service is regarded as the single performance obligation. The Group is then entitled to receive referral fees paid directly by the brokers; the referral fees are computed as a percentage of the premiums paid by the clients for purchase of the wealth management products distributed by the brokers.

When a client is referred to the broker, and relative wealth management products is successfully subscribed by the client, the performance obligation is satisfied. Revenue on first year premiums and renewal premiums is recognized at the point in time when a client referred by the Group subscribes to wealth management products through the use of brokers the Group works with and such client has paid the requisite premiums and the applicable free look period has expired. Contract asset is recognized for the unbilled renewal referral fee as relevant service is provided, but payment contingent on the completion of the renewal.

Performance fees

The Group is entitled to receive performance fees for either the discretionary account management or the fund the Group managed.

For the discretionary account management, the Group is entitled to receive a performance fee in respect of the investment portfolio, which amount shall be calculated pursuant to the difference between the fair value of the portfolio and the investment amount times a 15%–25% performance fee rate. The performance fee shall become payable and deducted from the sale proceeds of the portfolio within three days after the International Offering (defined as the listing of shares of the Portfolio Group on the Main Board of The Stock Exchange of Hong Kong Limited) or such other period of time as the Group deems appropriate and is nonrefundable. The Group recognizes revenues when the performance fee was accrued reasonably practicable as soon as the sale proceeds of the portfolio after the International Offering.

For the fund Prestige Capital Markets Fund I L.P. the Group previously managed, the Group was entitled to receive a performance fee named carried interest when the fund was distributed between the Group and investors. The steps of the distribution were 1) 100% to investors until the cumulative amount distributed in respect of the investment that had been disposed of as of the respective distribution date is equal to each investor’s capital contribution attributable to such investment; and 2) thereafter, (100%- the carried interest rate) to limited partner of the fund and rest to the Group as carried interest (performance fee). In this case, the actual carried interest rate used in final distribution is varies under a certain range, the difference between the rate in fund agreement (limited partnership agreement) and the actual rate was waived by the Group. The performance fee was accrued on the distribution of the fund and is nonrefundable.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Management fees

The Group is entitled to receive a management fee of one-twelfth of 0.4% to 1.5% of the net asset value attributable to client’s respective equity holding positions in PGA (before deduction of that months’ management fee and any accrued performance fee) on a monthly basis, and it is nonrefundable.

The Group is entitled to receive a management fee from either the discretionary account management or the fund the Group used to manage, Prestige Capital Markets Fund I L.P., which is of 1.5% to 2.5% of such investor’s subscription amount with respect to such investment as of the date of determination, and it is nonrefundable.

For the fund Prestige Capital Markets Fund I L.P., these customer contracts require the Group to provide fund management services, which represents a performance obligation that the Group satisfies over time. The management fee will be payable in U.S. dollars monthly in arrears as soon as the net asset value calculation was completed by the fund administrator and approved by the Group at the end of each month and recognized as revenue.

Subscription fees

Subscription fees are earned by the Group primarily at the beginning of the subscription period for either the discretionary account management or the fund we managed including the new fund Prestige Capital Markets Fund I L.P. Subscription fee is a one-off nonrefundable charge. Subscription fee is calculated at agreed rate on the investment cost.

The Group recognizes revenues when the investors designate the manager for discretionary account management service or the investment funds are successfully subscribed by investors, the subscription fee is payable to us after the investor has completed the initial investment.

Disaggregation of revenue

The following table illustrates the disaggregation of revenue:

	For the years ended September 30,
	2023	2022	2021
Revenue
Referral fees	$76,338	$1,760,760	$1,833
Advisory service fees	221,119	274,904	419,554
Performance fees	—	—	1,720,411
Management fees	51,071	49,614	324,184
Subscription fees	—	—	326,197
Net Revenue	$348,528	$2,085,278	$2,792,179

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	For the years ended September 30,
	2023	2022	2021
Timing of Revenue Recognition
Services transferred at a point in time	$76,338	$1,760,760	$2,048,441
Services transferred over time	272,190	324,518	743,738
Balance at end of the year	$348,528	$2,085,278	$2,792,179

Contract assets, net

Contract assets represent the Group’s rights to consideration in exchange for services that the Group has transferred to the customer before payment is due. At the point of revenue recognition, the Group has completed all performance under the contract, however, their rights to consideration are conditional on the future renewal. As such, the Group records a corresponding contract asset for the renewal premiums allocated to referral services that have already been fulfilled the whole performance obligation. The Group only recognizes contract assets to the extent that the Group believes it is probable that it will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer.

The contract assets will increase when the Group recognizes it and will decrease when the payment is due and be reclassified to a receivable.

Per ASC 606-10-45-3, an entity shall assess a contract asset for impairment in accordance with Topic 310 on receivables. Per ASC 606-10-50-4a, impairment losses recognized on receivables or contract assets are disclosed separately from other impairment losses.

Contract assets are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Group adopted Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since October 1, 2022, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. Prior to October 1, 2022, the Group establishes an allowance for uncollectible accounts based on estimates, historical experience and other factors surrounding the credit risk of specific clients. Uncollectible accounts are written-off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected.

Contract assets as of September 30, 2023 and 2022 are as follows:

	As of September 30,
	2023	2022
Contract assets, net	$91,565	$137,001

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of September 30, 2023 and 2022, the allowance for credit losses were $713 and $nil, respectively.

The significant changes in the contract assets balances during the year ended September 30, 2023 and 2022 are as follows:

Contract assets
Balance as of 9/30/2021	282,576
Amounts billed to customers(1)	(143,443)
Exchange diff.	(2,132)
Balance as of 9/30/2022	137,001
Amounts billed to customers(1)	(45,388)
Provision of current expected credit losses	(713)
Exchange diff.	665
Balance as of 9/30/2023	$91,565

(1)	The amounts billed to customers represent the reclassification of contract assets to receivables as the result of rights to consideration becoming unconditional.

Leases

On October 1, 2022, the Group adopted ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Group elected to apply practical expedients permitted under the transition method that allow the Group to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Group used modified retrospective method and did not adjust the prior comparative periods. Under the new lease standard, the Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate as the discount rate for the lease. The Group’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. The Group’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the right-of-use assets and lease liability when it is reasonably certain that the Group will exercise that option. The right-of-use assets are also subject to impairment. Refer to the accounting policies in Impairment of long-lived assets.

Lease expense for lease payments is recognized on a straight-line basis over the lease term.

As a result of the adoption, the Group recognized approximately $24,803 of short-term assets recorded in “Right of use assets, current” and corresponding short-term lease liabilities recorded in “Lease liabilities, current” on the consolidated balance sheet as of October 1, 2022. The adoption had no material impact on the Group’s consolidated statements of operations and comprehensive income/(loss) for the year ended September 30, 2023 or the opening balances of retained earnings as of October 1, 2022.

Impairment of long-lived assets

The Group evaluates its long-lived assets, including right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall (“ASC 360-10”). When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying amount of the assets to future undiscounted net cash flow expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. Impairment of long-lived assets were nil and nil as of December 31, 2023 and 2022, respectively.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Operation cost and expenses

Operation cost and expenses are recorded on the accrual basis, which mainly include wages, rents and other operating expenses, such as administrative expenses, bank charges, accounting and audit fees unrelated with IPO. Operation cost and expenses were $1,460,517, $690,409 and $1,097,997 for the years ended September 30, 2023, 2022 and 2021, respectively.

Income tax

The Group accounts for income taxes in accordance with U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets is for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the years ended September 30, 2023 and 2022, the Group had recognized a valuation allowance against the deferred tax assets on tax loss carry-forwards of $31,456 and $nil, respectively.  Current income tax is provided for in accordance with the laws of the relevant taxing authorities. As of September 30, 2023 and 2022, the Group provided for deferred tax liabilities of $14,415 and $21,785, respectively.

Uncertain tax positions

The Group accounts for uncertainties in income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”). An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes had incurred during the years ended September 30, 2023 and 2022, and there were no uncertain tax positions as of September 30, 2023 and 2022. All tax returns since the Group’s inception are still subject to examination by tax authorities. The Group does not believe that its unrecognized tax benefits will change over the next twelve months.

Comprehensive income

Comprehensive income is comprised of the Group’s net income and other comprehensive income (loss). The component of other comprehensive income or loss is consisted solely of foreign currency translation adjustments, net of the income tax effect.

Functional currency and foreign currency translation and transactions

The Group’s reporting currency is the U.S. dollar (“US$”). The functional currency of PPWM, PWM and PAM is Hong Kong dollar, while the functional currency of PGAM and PAI is U.S. dollar. In the consolidated financial statements, the financial information of the Group’s subsidiaries has been translated into US$. Assets and liabilities are translated at the exchange rates on each balance sheet date, while equity amounts are translated at historical exchange rates, except for changes in retained earnings (accumulated deficit) during the year which is the result of income statement translation process, and revenues, expenses, gains and losses are translated using the average exchange rates during each of the years. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of comprehensive income (loss). The exchange rates as of September 30, 2023 and 2022 are 7.831 and 7.868, respectively. The average exchange rates for the years ended September 30, 2023, 2022 and 2021 are 7.8283, 7.8273 and 7.7646, respectively.

Loss per share

Basic loss per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. There was no dilutive effect for the years ended September 30, 2023, 2022 and 2021.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting pronouncements not yet adopted

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820) – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, to require financial assets carried at amortized cost to be presented at the net amount expected to be collected based on historical experience, current conditions and forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU No. 2019-05, ASU 2019-10 and ASU 2019- 11 to provide additional guidance on the credit losses standard. The ASUs are effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. Results for reporting periods beginning after October 1, 2022 are presented under Topic 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. On October 1, 2022, the Group adopted ASU 2016-13 and there was no cumulative effect of adoption. The adoption did not impact the Group’s previously reported consolidated financial statements nor did it result in a cumulative effect adjustment to retained earnings as of October 1, 2022.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” It requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In July 2018, the FASB issued Accounting Standards Update (ASU) 2018-11, Lease (Topic 842) Targeted Improvements. The amendments in this Update provide entities with an additional (and optional) transition method to adopt the new leases standard and provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (Topic 606). The Group has adopted ASU 2016-02 utilizing the additional modified retrospective transition method provided by ASU No. 2018-11 beginning October 1, 2022, with no material impact on its audited consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s consolidated results of operations or financial position.

Note 3 ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following items:

	As of September 30,
	2023	2022
Referral fees	$11,112	$2,675
Advisory service fees	341,000	275,000
Management fees	8,305	3,957
Less: allowance for Credit losses	(87,160)	—
Total	$273,257	$281,632

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 NOTE RECEIVABLES

	As of September 30,
	2023	2022
Loan receivables	3,803,866	—
Less: allowance for current expected credit losses	(48,072)	—
Total	$3,755,794	$—

Such note receivable as of September 30, 2023 represented a loan principal and the related interests of $3.8 million. We entered into an unsecured loan agreement with a third party on July 12, 2023 for short term cash management with the principal amount of $3.75 million with term of six months and an annual interest of 7.5%.

$3 million and $0.75 million were transferred to the borrower by the Group in July 2023 and August 2023, respectively. In February 2024, all the principal and interests has been paid by the borrower under this loan agreement.

Note 5 PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets consist of the following items:

	As of September 30,
	2023	2022
Fund advance payment(1)	$445,646	$407,455
Deferred offering costs	—	1,979,544
Prepaid deposit for acquisition(2)	1,532,371	1,525,165
Rental deposit	69,746	—
Prepayment	38,655	—
Others	28,931	19,991
Less: allowance for current expected credit losses(2)	(1,980,245)	(1,525,165)
Total	$135,104	$2,406,990
Prepaid expenses and other assets, current	66,484	2,406,990
Prepaid expenses and other assets, non-current	68,620	—

(1)	The balance as of September 30, 2023 and 2022 mainly comprised of legal fees and the management fees, which were paid on behalf of the funds. During the year ended September 30, 2023, the Group considered that several funds were closed and the collectability of these amount was low due to the current market situation, the Group provided full allowance for the credit losses accordingly. As of September 30, 2023 and 2022, the allowance for credit losses were $445,646 and nil, respectively.

(2)	The balance as of September 30, 2023 and 2022 mainly due to in May 2019, the Group made a payment of HK$16 million to a potential acquisition target investee as investment. After the payment, during the due diligence and negotiation process the Group noted that the potential transaction did not meet its initial expectation. As such, the Group decided to cancel this potential transaction. The Group and the target investee have entered into an agreement and will charge an annual interest rate of 6.5% for the HK$16 million ($2,040,296) starting from 1st of October 2019. The Group had received HK$4 million ($516,029) of principal and the related interests incurred from the target in March, 2020. As of September 30, 2023 and 2022, the Group has booked full allowance of prepaid deposit for acquisition of HK$12 million ($1,532,371 and $1,525,165, respectively). Over a period of more than two years, the Group actively pursued collection, including taking legal action. Upon consultation with its litigation counsel, the Group had sent formal “Letters before Action” several times to press for payment, with no result to date. The Group is preparing to initiate arbitration proceedings in an attempt to collect the prepaid balance. Because the Group has not officially started the proceedings after the “Letters before Action”, the Group still reserves available legal means of collection. The Group will consider writing off any balance if the probability of recovering the prepaid deposit for acquisition is low based on the progress of the potential arbitration proceedings and after discussions with its litigation counsel in the future.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 CONCENTRATIONS

Concentration risk of customers

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	For the years ended September 30,
	2023		%	2022	%	2021		%
Company A	$	*	*	$1,759,451	84.37	$	*	*
Company B		*	*	*	*		1,683,076	60.28
Company C		*	*	*	*		419,554	15.03
Company E		*	*	*	*		513,344	18.39
Company F		51,071	14.65	*	*		*	*
Company N		76,338	21.90	*	*		*	*
Company P		221,119	63.45	*	*		*	*
		$348,528	100.00	$1,759,451	84.37		$2,615,974	93.70

*	represents the % is below 10% which is not presented.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total net accounts receivable:

	As of September 30,
	2023		%	2022	%
Company O	$	*	*	$170,000	60.36
Company P (1)		253,993	92.95	105,000	37.28
		$253,993	92.95	$275,000	97.64

(1)	As of September 30, 2023, the gross accounts receivable balance of Company P was $256,000, and an allowance for credit losses of $2,007 was provided for Company P. By the release date of the financial statements, 2023, $256,000 was received by the Group.

*	represents the % is below 10% which is not presented.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, contract assets, note receivables, amounts due from related parties and prepaid expenses and other assets. The Group deposits its cash and cash equivalents in the reputable financial institutions.

Prior to October 1, 2022, the Group regularly reviewed the creditworthiness of its customers, and established an allowance for credit losses primarily based upon factors surrounding the credit risk of specific customers, including creditworthiness of the clients, aging of the receivables and other specific circumstances related to the accounts. Accounts receivable and other financial assets balances were written off after all collection efforts have been exhausted.

The Group has adopted Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since October 1, 2022, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 CONCENTRATIONS (cont.)

Concentration of credit risk (cont.)

The Group’s accounts receivables, contract assets, note receivables, prepaid expenses, deposits and other receivables recorded in prepaid expenses and other assets and amount due from related parties (collectively referred as “receivable items”) are within the scope of ASC Topic 326.

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and these receivables are assessed on an individual basis for customers with low risk, medium risk, high risk and default. For each pool, the Group consider historical settlement pattern, past default experience of the debtor, overall economic environment in which the debtors operate, and also the assessment of both current and future development of environment as of the date when this report issued. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers, and industry specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. Such allowance of estimated credit losses will be recorded in selling, general and administrative expenses in the consolidated statement of comprehensive (loss) income.

Balances of the allowance for credit losses for the receivable items by each risk category are as follows:

As of September 30, 2023
Balances of items with low risk	$98,008
Balances of items with default risk	2,063,017
Total	$2,161,025

The balance of items with default risk includes the full allowance for credit losses of $85,000 provided for the balance of account receivable Company O, full allowance for credit losses of $445,646 provided for the fund advance payment, and full allowance for credit losses of $1,532,371 provided for the prepaid deposit for acquisition. Please refer to Note 5 for details.

Movement of the allowance for credit losses for accounts receivable is as follows:

	As of September 30,
	2023	2022
Balance at beginning of the year	$—	$582,478
Current year addition	87,160	19,379
Written-off as uncollectible	—	(601,857)
Balance at end of the year	$87,160	$—

Movement of the allowance for credit losses for contract assets, note receivables, prepaid expenses, deposits and other receivables recorded in prepaid expenses and other assets and amount due from related parties is as follows:

	As of September 30,
	2023	2022
Balance at beginning of the year	$1,525,165	$1,540,832
Current year addition	541,494	—
Changes due to foreign exchange	7,206	(15,667)
Balance at end of the year	$2,073,865	$1,525,165

The carrying amounts of receivable items are reduced by an allowance to reflect the expected credit losses.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 CONCENTRATIONS (cont.)

Concentration of credit risk (cont.)

The aging of accounts receivable before allowance for uncollectible receivables is as follows:

	0 – 90 days	90 – 180 days	180 days – 1 year	Total
Referral fees	2,675	—	—	2,675
Advisory service fees	275,000	—	—	275,000
Management fees	3,957	—	—	3,957

Balance as of 9/30/2022	$281,632	$—	$—	$281,632
Referral fees	11,112	—	—	11,112
Advisory service fees(1)	11,000	105,000	225,000	341,000
Management fees	8,305	—	—	8,305
Balance as of 9/30/2023	$30,417	$105,000	$225,000	$360,417

(1)	As of September 30, 2023, the gross accounts receivable balance of Company O was $85,000, which included in aging of 180 days to 1 year, and full allowance for credit losses of $85,000 was provided for Company O. As of September 30, 2023, the gross accounts receivable balance of Company P was $256,000, which was 100% received by the Group by the release date of the financial statements.

The aging of prepaid expenses and other assets before allowance for current expected credit losses is as follows:

	0 – 90 days	90 – 180 days	180 days – 1 year	over 1 year	Total
Fund advance payment(1)	—	38,191	—	407,455	445,646
Prepaid deposit for acquisition	—	—	—	1,532,371	1,532,371
Rental deposit	69,746	—	—	—	69,746
Prepayment	38,655	—	—	—	38,655
Others	14,963	—	5,800	8,168	28,931
Balance as of 9/30/2023	$123,364	$38,191	$5,800	$1,947,994	$2,115,349

(1)	During the year ended September 30, 2023, the Group considered that several funds were closed and the collectability of the fund advance payment was low due to the current market situation, the Group had classified $38,191 and $407,455, which included in aging of 90 to 180 days and over 1 year, as default risk and provided full allowance for the credit losses.

Note 7 OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following items:

	As of September 30,
	2023	2022
Service fee payable	$197,003	$233,635
Accrued payroll	45,004	22,112
Mandatory provident fund payable	766	991
Dividend payable	14,909	30,464
Others	224	224
Total	$257,906	$287,426

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 LEASES

The Group leases office under a non-cancelable operating lease agreement, which expire in 2025. As of September 30, 2023, the Group’s operating leases had a weighted average remaining lease term of 1.80 years and a weighted average discount rate of 7.50%. Future lease payments under operating leases as of September 30, 2023 are as follows:

As of September 30,
2023
$
2024	240,874
2025	165,964

Total future lease payments	406,838
Impact of discounting remaining lease payments	(25,741)

Total lease liabilities	381,097
Lease liabilities, current	220,101
Lease liabilities, non-current	160,996

Operating lease expenses for the years ended September 30, 2021, 2022 and 2023 were $30,910, $30,662 and $nill, respectively, which did not include short-term lease cost. No short-term lease costs incurred for the years ended September 30, 2021, 2022 and 2023.

Cash paid for amounts included in the measurement of operating lease liabilities was $44,928 for the year ended September 30, 2023. Non-cash transaction amounts of lease liabilities arising from obtaining right-of-use assets was $400,293 for the year ended September 30, 2023.

Future minimum lease payments under non-cancelable operating lease agreements at September 30, 2022 are as follows:

Years Ending September 30,	Lease Commitment
2023	25,552
Total	$25,552

Amortization of right-of-use for the year ended September 30, 2023 was $63,932.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 TAXATION

The Group and its subsidiaries file tax returns separately.

1) Income tax

The Group is a Cayman Islands exempted company and currently conducts operations through subsidiaries that are incorporated in the Cayman Islands, the British Virgin Islands, Hong Kong and California.

The Cayman Islands

The Group, PGAM and PGCI are incorporated in the Cayman Islands and the Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Act of the Cayman Islands, the Group has obtained an undertaking: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Group or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Group.

The undertaking for the Group is for a period of twenty years from November 2, 2018.

There are no other taxes likely to be material to the Group levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but are otherwise not a party to any other double tax treaties.

British Virgin Islands

PPWM and PAI are subsidiaries of the Group incorporated in the British Virgin Islands (BVI). There is no income or other tax in the British Virgin Islands imposed by withholding or otherwise on any payment to be made to or by the subsidiary incorporated in the British Virgin Islands.

United States

The U.S. subsidiary PWAI is subject to a federal corporate income tax rate of 21% and California state income tax at a rate of 8.84%. PWAI had no assessable income that was derived in the United States for the year ended September 30, 2023 and 2022 and therefore no income tax has been provided.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. The Group subsidiaries registered in Hong Kong are now subject to the new assessments in Hong Kong beginning in its fiscal year 2019. If, at the end of the basis period of the entity for the relevant year of assessment, the entity has one or more connected entities, the two-tiered profits tax rates would only apply to the one which is nominated to be chargeable at the two-tiered rates. The others would not qualify for the two-tiered profits tax rates and will continue to be subject to the rate of 16.5%. From the year of 2018/2019 onwards, Prestige Asset Management Limited elected the two-tiered profits tax rates. The Group’s subsidiary, PWM, in Hong Kong did not have assessable profits that were derived in Hong Kong for years ended September 30, 2023, 2022 and 2021. Therefore, no Hong Kong profit tax has been provided for years ended September 30, 2023, 2022 and 2021. PPWM, the Group’s BVI subsidiary, is doing business in Hong Kong and derives its income primarily in the region. PPWM is subject to Hong Kong profit tax with statutory tax rate of 16.5% according to the relevant tax laws and regulations of Hong Kong. PAM, the Group’s Hong Kong subsidiary, is doing business in Hong Kong and derives its income primarily in the region. PAM is subject to Hong Kong profit tax of 8.25% on assessable profits up to HK$2 million and 16.5% on any part of assessable profits over HK$2 million.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 TAXATION (cont.)

The components of the income taxes (benefit) expense are:

	For the years ended September 30,
	2023	2022	2021
Current	$—	$242,834	$43,215
Deferred	(7,476)	(17,184)	(48,143)
Total income taxes (benefit) expense	$(7,476)	$225,650	$(4,928)

According to tax regulations, net operating losses can be carried forward to offset operating income indefinitely.

Significant components of deferred tax assets were as follows:

	As of September 30,
	2023	2022
Deferred tax assets	$—	$6,697
Current period addition(1)	31,456	—
Current period reversal(2)	—	(6,663)
Exchange rate effect	—	(34)
Gross deferred tax assets		—
Less: valuation allowance(1)	(31,456)	—
Total deferred tax assets	$—	$—

(1)	The Group had a net taxable loss of HK$1,647,381 (US$210,439) arising from the PAM’s and PPWM’s operation as of September 30, 2023, which was available to reduce future taxable income, and all of these losses can be carried forward indefinitely. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. On the basis of this evaluation, the Group recognized a valuation allowance against deferred tax assets on tax loss carry-forwards of $31,456 and $nil for the years ended September 30, 2023 and 2022, respectively.

(2)	The Group reversed a valuation allowance against deferred tax assets on tax loss carry forwards of $6,663 for the year ended September 30, 2022, as the net operating loss has been fully utilized.

Significant components of deferred tax liabilities were as follows:

	As of September 30,
	2023	2022
Deferred tax liabilities(1)	$21,785	$45,976
Current year reversal(2)	(7,476)	(23,846)
Exchange rate effect	106	(345)
Balance at end of the year	$14,415	$21,785

(1)	As an impact of Topic 606, the Group recognized revenues from renewal premiums when performance obligation delivered by increasing the opening balance of retained earnings and recording a deferred tax liability of $21,785 at the beginning of the year ended September 30, 2023. The deferred tax liabilities resulted from a temporary difference between the accounting income before income taxes and taxable income.

(2)	The reversal of deferred tax liabilities for the year ended September 30, 2023 and 2022 were as the recognition of reverse due to renewal of HK$58,525 and HK$186,652 respectively during the fiscal years 2023 and 2022.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 TAXATION (cont.)

Income before income tax is attributable to the following tax jurisdictions:

	For the years ended September 30,
	2023	2022	2021
Hong Kong	$(466,932)	$1,490,886	$98,930
Cayman	(576,295)	89,302	1,808,158
Net (loss) income before income tax	$(1,043,227)	$1,580,188	$1,907,088

Reconciliation between the Hong Kong statutory tax rate to income before income taxes expense (benefit) for income taxes is as follows:

	For the years ended September 30,
	2023	2022	2021
(Loss) income before income taxes expense	$(1,043,227)	$1,580,188	$1,907,088
Income tax statutory rate	16.5%	16.5%	16.5%
Income tax (benefit) expense at statutory tax rate	(172,132)	260,731	314,669
Reconciling items:
Effect of tax-exempt for subsidiaries incorporated in Cayman Islands	95,089	(14,735)	(298,346)
Effect of valuation allowance on deferred tax assets	31,456	—	—
Effect of non-deductible item	27,556	—	—
Effect of different tax rates for the first HK$2 million(1)	10,555	(20,346)	(21,251)
Income taxes (benefit) expense	$(7,476)	$225,650	$(4,928)

Effective income tax rate	0.72%	14.28%	(0.26)%

(1)	From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. If, at the end of the basis period of the entity for the relevant year of assessment, the entity has one or more connected entities, the two-tiered profits tax rates would only apply to the one which is nominated to be chargeable at the two-tiered rates. The others would not qualify for the two-tiered profits tax rates and will continue to be subject to the rate of 16.5%.

Note 10 RELATED PARTIES BALANCES AND TRANSACTIONS

The following is a list of related parties which the Group has transactions with:

(a)	Mr. Chi Tak Sze, the controlling shareholder and one of the directors of the Group.

(b)	Prestige Securities Limited, an entity controlled by Mr. Chi Tak Sze.

(c)	Prestige Financial Holdings Group Limited, a holding company controlled by Mr. Chi Tak Sze.

(d)	Prestige Capital Group Inc, an entity under the control of Prestige Financial Holdings Group Limited.

(e)	First Prestige Inc, an entity controlled by Ms. Xinyu Zhao, spouse of Mr. Chi Tak Sze.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

Amounts due from related parties, net

The balances of amount due from related parties were as follows:

	As of September 30,
	2023	2022
Prestige Financial Holdings Group Limited (“PFHL”)(1)	$1,637,428	$2,993,971
Prestige Capital Group Inc. (“PCGI”)(2)	—	1,275
Less: Provision of current expected credit losses	(44,835)	—
Total	$1,592,593	$2,995,246

Amounts due to related parties

The balances of amount due to related parties were as follows:

	As of September 30,
	2023	2022
Prestige Securities Limited (“PSL”)(3)	$—	$27,962
Total	$—	$27,962

(1)

The balance as of September 30, 2023 mainly represented the balance due from PFHL for its operation purpose, which was due upon request.

The balance as of September 30, 2022 mainly represented a payment of HK$8.65 million (approximately $1.1 million) for brand promotion fee and a loan principal and the related interests of HK$11.06 million (approximately $1.41 million). We entered into a loan agreement with PFHL on March 31, 2022 with the principal amount of US$1.72 million with term of six months and an annual interest of 6.5%. US$1.37 million and US$0.35 million were paid by one of our subsidiaries on March 31, 2022 and May 12, 2022 to PFHL, respectively. As of October 19, 2022, US$1.21 million of the principal and interests has been paid by PFHL under this loan agreement. The Group entered into a supplementary agreement with PFHL to extend the due date for the remaining $0.56 million of the principal to a date that is immediately before the effectiveness of the Group’s registration statement, with the outstanding amount payable at any time, at the same interest rate as provided in the original loan agreement. The full amount of the principal and interest the loan has been repaid by PFHL as of December 1, 2022.

(2)	The balance as of September 30, 2022 represented a payment for annual fee of BVI company on behalf of Prestige Capital Global Inc., which is under the control of Prestige Financial Holdings Group Limited.

(3)	The balance as of September 30, 2022 mainly represented the rental fee to Prestige Securities Limited. Prestige Securities Limited is an entity controlled by Mr. Chi Tak Sze. The Group leases the office premises from Prestige Securities Limited under non-cancelable operating leases with an expiration date on July 31, 2023. The monthly rental expense is HK$ 20,000.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

Related party transactions

The details of the related party transactions were as follows:

Amounts due from related parties

	Prestige Capital Global Inc.	First Prestige Inc.	Prestige Financial Holdings Group	Total
	USD	USD	USD	USD
Balance as of 9/30/2021	1,275	45,619	1,501,890	1,548,784
Loan to PFHL	—	—	1,721,478	1,721,478)
Accrual interest due from PFHL	—	—	47,129	47,129
Loans & interest repayment	—	—	(363,530)	(363,530)
Salary and other expense paid by the Group on behalf of PFHL	—	—	102,201	102,201
Management fee, subscription fee & performance fee receivable	—	(45,390)	—	(45,390)
Exchange diff.	—	(229)	(15,197)	(15,426)
Balance as of 9/30/2022	1,275	—	2,993,971	2,995,246
Accrual interest due from PFHL	—	—	8,401	8,401
Loans & interest repayment	—	—	(1,414,340)	(1,414,340)
Salary and other expense paid by the Group on behalf of PFHL	—	—	41,644	41,644
Other expense paid by the Group on behalf of PCGI	(1,281)	—	—	(1,281)
Provision of current expected credit losses	—	—	(44,835)	(44,835)
Exchange diff.	6	—	7,752	7,758
Balance as of 9/30/2023	—	—	1,592,593	1,592,593

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

Amounts due to related parties

Prestige Securities Limited
USD
Balance as of 9/30/2021	13,354
Rental expense incurred by renting from PSL	30,662
Rental expense paid to PSL	(15,331)
Salary and other expense paid by PSL	(511)
Exchange diff.	(212)
Balance as of 9/30/2022	27,962
Rental expense incurred by renting from PSL	25,548
Rental expense paid to PSL	(53,651)
Exchange diff.	141
Balance as of 9/30/2023	—

Note 11 SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments.

The Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and accessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s assets are substantially all located in Hong Kong and substantially all of the Group’s revenue and expense are derived from Hong Kong. Therefore, no geographical segments are presented.

Note 12 SHAREHOLDERS’ EQUITY

The shareholders’ equity structures as of September 30, 2023, 2022 and 2021 were presented after giving retroactive effect to the reorganization of the Group that was completed on December 27, 2018. Immediately before and after reorganization, the Group, together with its subsidiaries, PPWM, PWM, PAI, PAM and PGAM were effectively controlled by the same shareholders; therefore, for accounting purpose, the reorganization was accounted for as a recapitalization.

Prestige Wealth Inc. was established under the laws of the Cayman Islands on October 25, 2018. The authorized number of ordinary shares is 160,000,000 shares with par value of $0.000625 each. As of the date of this report, 9,150,000 ordinary shares were issued at par value, equivalent to a share capital of $5,719. The shares are presented on a retroactive basis to reflect the nominal share issuance. Please see Note 12 to the consolidated financial statements for additional information related to the nominal share issuance.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 NOMINAL SHARE ISSUANCE

On October 25, 2018, the Group issued 1,000,000 ordinary shares to Prestige Financial Holdings Group Limited, the Group’s controlling shareholder, at a par value of $0.001 per share with total consideration of $1,000. On November 20, 2018, the Group issued an additional 3,000,000 ordinary shares to Prestige Financial Holdings Group Limited, at a par value of $0.001 per share with total consideration of $3,000. On December 27, 2018, the Group issued an aggregate of 1,000,000 ordinary shares, at a par value of $0.001 per share with total consideration of $1,000, pro-rata to the shareholders of the Group as of such date. On July 6, 2023, the Group completed its qualified initial public offering of 1,000,000 ordinary shares, par value $0.000625 per share, at a price of $5.00 per share. On July 20, 2023 the Group completed its qualified over-allotment offering of 150,000 ordinary shares, par value $0.000625 per share, at a price of $5.00 per share. In accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic 4, the nominal share issuance was accounted for as a stock split and that all share and per share information has been retrospectively restated to reflect such stock split for all periods presented.

Note 14 ADDITIONAL PAID IN CAPITAL

As of September 30, 2023 and 2022, additional paid-in capital in the consolidated balance sheet represented the combined contributed capital of the Group’s subsidiaries.

The shareholders of the Group made capital contribution of $1,835,297, $69,000 and $217,008 for the years ended September 30, 2023, 2022 and 2021.

Note 15 SUBSEQUENT EVENT

The Group has not identified any events with a material financial impact on the Group’s consolidated financial statements except for the events listed below.

On January 19, 2024, the Group filed the Second M&AA with the Companies Register of the Cayman Islands. The change from Ordinary Shares to Class A Ordinary Shares will be reflected with the Nasdaq Capital Market and in the marketplace at the open of business on February 1, 2024, whereupon the Class A Ordinary Shares will begin trading. The details of Second M&AA including the following: (i) the increase of the Group’s authorized share capital from US$100,000 divided into 160,000,000 ordinary shares of par value US$0.000625 each, to US$1,000,000 divided into 1,600,000,000 ordinary shares of par value US$0.000625 each (the “Ordinary Shares”); (ii) the re-designation and re-classification of shares of the Group that: (a) the currently issued 9,150,000 Ordinary Shares be and are re-designated and re-classified into Class A ordinary shares of par value US$0.000625 each with 1 vote per share (the “Class A Ordinary Shares”) on a one for one basis, and (b) the remaining authorized but unissued Ordinary Shares be and are re-designated and re-classified into (i) 1,430,850,000 Class A Ordinary Shares on a one for one basis and (ii) 160,000,000 Class B ordinary shares of par value US$0.000625 each with 20 votes per share (the “Class B Ordinary Shares”) on a one for one basis; and (iii) the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Group (the “Second M&AA”).

On February 1, 2024, the Group entered into a letter of intent (the “LOI”) with a group of third parties (“Sellers”) for a proposed acquisition. The Group shall acquire all outstanding share capital of an artificial intelligence (“AI”) based one-stop wealth management related service provider (“Target”) in an aggregate purchase price of US$6.5 million, among which US$3 million to be paid in cash and US$3.5 million to be paid through issuance of 2,121,212 ordinary shares of the Group in the aggregate to the Sellers at the price per share of US$1.65. US$2 million cash as deposit of such acquisition has been paid by the Group by February 15, 2024.

The Group entered into an unsecured loan agreement with a third party on July 12, 2023 for short term cash management in amount of principal and interest $3.8 million as of September 30, 2023. By February 15, 2024, all principal and interest has been paid by borrower under this loan agreement.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1

The Second Amended and Restated Memorandum and Articles of Association adopted on December 29, 2023 (incorporated by reference to Exhibit 3.1 from our current report on Form 6-K filed with the SEC on February 1, 2024)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 filed with the SEC on June 23, 2023)
2.2	Description of Securities registered under Section 12 of the Exchange Act
4.1	Employment Agreement by and between Hongtao Shi and the Registrant (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.2	Employment Agreement by and between Ngat Wong and the Registrant (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.3	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.4	Form of Prestige Global Allocation Fund Subscription Agreement (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.5	Form of Prestige Global Fund SPC Subscription Agreement (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.6	Referral Service Agreement with a licensed insurance broker in Hong Kong (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.7	Form of Ongoing Advisory Agreement between Prestige Asset Management Limited and clients (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.8	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
8.1	List of Subsidiaries and Affiliated Entities
11.1	Insider Trading Policy
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter from Marcum Asia CPAs LLP (incorporated by reference to Exhibit 16.1 from our current report on Form 6-K filed on November 2, 2023)
99.1	Clawback Policy
99.2	Consent of Han Kun Law Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prestige Wealth Inc.

	By:	/s/ Hongtao Shi
Name: Hongtao Shi
Title: Chief Executive Officer and Chairman

Date: February 15, 2024