Form 20-F
period 2024-09-30
Prestige Wealth Inc.
filed 2025-02-13
CIK 1765850

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

Mr. Ngat Wong, Chief Financial Officer

Suite 3201, Champion Tower

3 Garden Road

Central, Hong Kong

Tel: +852 2122 8560

E-mail: nelson.wong@prestigefh.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Ordinary shares, par value US$0.000625	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of September 30, 2024, the issuer had 8,830,878.2 Class A ordinary shares, par value US$0.000625 per share, and 5,635,788.8 Class B ordinary shares, par value US$0.000625 per share, issued and outstanding.

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

INTRODUCTION

Unless otherwise indicated, in this annual report on Form 20-F, the following terms shall have the meaning set out below:

●	“China” or the “PRC” refers to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau, and Taiwan, for the purpose of this annual report only;

●	“Chinese government”, “PRC government”, “PRC governmental authority”, or “PRC governmental authorities” refers to the government and governmental authorities of mainland China, for the purpose of this annual report only;

●	“Class A ordinary shares” refers to the Class A ordinary shares of Prestige Wealth Inc., par value $0.000625 per share with one vote for each share;

●	“Class B ordinary shares” refers to the Class B ordinary shares of Prestige Wealth Inc., par value $0.000625 per share with twenty votes for each share;

●	“clients” refers to high net worth and ultra-high net worth individuals for whom and/or whose controlled entities we provide asset management services or wealth management services at least once in a given fiscal period. For asset management services, clients are to those having assets under management with us in a given fiscal period. For wealth management services, clients are to those for whom we provide wealth management services at least once in a given fiscal period;

●	“high net worth individuals” refers to people who own individual investable assets including financial assets and investment property with total value over $1.5 million.

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“mainland China” or “Mainland China” refers to the People’s Republic of China, excluding Taiwan, the special administrative regions of Hong Kong and Macau;

●	“PAI” refers to our wholly-owned subsidiary, PRESTIGE ASSET INTERNATIONAL INC. (盛德資產國際有限公司), a company incorporated in the British Virgin Islands;

●	“PAM” refers to our wholly-owned subsidiary, Prestige Asset Management Limited (盛德資產管理有限公司), a Hong Kong corporation;

●	“PGAM” refers to our wholly-owned subsidiary, Prestige Global Asset Management Limited, an exempted company incorporated in the Cayman Islands;

●	“PGCI” refers to our wholly-owned subsidiary, Prestige Global Capital Inc., an exempted company incorporated in the Cayman Islands;

●	“PPWM” refers to our wholly-owned subsidiary, PRESTIGE PRIVATE WEALTH MANAGEMENT LIMITED (盛德家族財富管理有限公司), a company incorporated in the British Virgin Islands;

●	“PWAI” refers to our wholly-owned subsidiary, Prestige Wealth America Inc., a California corporation.

●	“PWM” refers to our wholly-owned subsidiary, Prestige Wealth Management Limited (盛德財富管理有限公司), a Hong Kong corporation;

●	“PRC laws” or “PRC laws and regulations” refers to the laws and regulations of mainland China, for the purpose of this annual report only;

●	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

●	“SFC” refers to the Securities and Future Commission of Hong Kong;

●	“shares”, “Shares” or “Ordinary Shares” refers to the Class A Ordinary Shares and Class B Ordinary Shares;

●	“ultra-high net worth individuals” refers to people who own individual investable assets including financial assets and investment property with total value over $4.5 million;

●	“US$,” “$” or “U.S. dollars” refers to the legal currency of the United States; and

●	“we”, “us” or the “Company” refers to Prestige Wealth Inc., and when describing the financial results of Prestige Wealth Inc., also includes its subsidiaries.

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

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our subsidiaries’ services and the products and services distributed by our subsidiaries’ collaborating product brokers;

●	our expectations regarding the expansion of our subsidiaries’ client base;

●	our subsidiaries’ relationships with their business partners;

●	competition in our industries;

●	relevant government policies and regulations relating to our industries;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our subsidiaries’ ability to protect their intellectual property rights and secure the right to use other intellectual property that they deem to be essential or desirable to the conduct of their business;

●	our subsidiaries’ right to use their trademark, Prestige, in Hong Kong and the U.S.;

●	our ability to hire and retain qualified management personnel and key employees in order to develop our subsidiaries’ business;

●	our ability to retain the services of Mr. Kazuho Komoda, our Chief Executive Officer;

●	overall industry and market performance;

●	uncertainty about the travel restrictions and quarantine measures on traveling between Hong Kong and mainland China and their impact on the ability of our subsidiaries’ wealth management clients to purchase insurance policies; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

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

The PRC government may exert substantial influence and discretion over mainland China residents and the manner in which companies incorporated under the PRC laws must conduct their business activities. Through our subsidiaries, we are a Hong Kong-based company with no operations in mainland China, and mainland China residents may purchase our subsidiaries’ products in Hong Kong. If we were to become subject to such direct influence or discretion, it may result in a material change in our subsidiaries’ operations.

We currently have no operations in mainland China. Our principal executive offices are located, and our subsidiaries operate, in Japan, Singapore, and Hong Kong, a special administrative region of China. In addition, we do not solicit any client or collect, store or process in mainland China any personal data of any client. As of the date of this Annual Report, the PRC government has not exerted direct influence and discretion over the manner in which our subsidiaries conduct their business activities outside of mainland China. However, there is no guarantee that we will not be subject to such direct influence or discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our expansion or acquisition of operations in mainland China, considering our subsidiaries’ clients include residents of mainland China.

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

As a company conducting business in Hong Kong, a special administrative region of China, we may be affected directly or indirectly by PRC laws and regulations. The legal system in mainland China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in mainland China are quickly evolving and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to you and us. In addition, we cannot predict the effect of future developments in the legal system of mainland China, particularly with regard to new economies, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. For instance, considering our clients include residents of mainland China, if residents of mainland China are prohibited from purchasing any insurance policy in Hong Kong or other offshore jurisdiction, our business, financial condition and results of operations may be materially and adversely affected. Furthermore, the legal system of mainland China is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our potential violation of these policies and rules. In addition, any administrative and court proceedings in mainland China may be protracted and result in substantial costs and diversion of resources and management attention.

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

Since these statements and regulatory actions are new, it is also highly uncertain in the interpretation and the enforcement of the above cybersecurity and overseas listing laws and regulation. There is no assurance that the relevant PRC governmental authorities would reach the same conclusion as us. If we and/or our subsidiaries are required to obtain approval or fillings from any governmental authorities, including the CAC and/or the CSRC, in connection with the listing or continued listing of our securities on a stock exchange outside of Hong Kong or mainland China, it is uncertain how long it will take for us and/or our subsidiaries to obtain such approval or complete such filing, and, even if we and our subsidiaries obtain such approval or complete such filing, the approval or filing could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from or complete the necessary filing procedure with the PRC governmental authorities to conduct offerings or list outside of Hong Kong or mainland China may subject us and/or our subsidiaries to sanctions imposed by the PRC governmental authorities, which could include fines and penalties, suspension of business, proceedings against us and/or our subsidiaries, and our subsidiaries’ ability to conduct our business, our ability to invest into mainland China as foreign investments or accept foreign investments, or our ability to list on a U.S. or other overseas exchange may be restricted, and our subsidiaries’ business, and our reputation, financial condition, and results of operations may be materially and adversely affected.

If we and/or our subsidiaries were deemed as providing insurance products by promoting insurance policies, soliciting customers or other activities in mainland China, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Pursuant to the relevant PRC laws and regulations, no entity or individual shall provide any oversea insurance products in mainland China by any direct or indirect means, including but not limited to promoting insurance policies, soliciting customers or otherwise facilitating the purchase of insurance products overseas in mainland China. Through our subsidiaries, we currently work with licensed insurance brokers in Hong Kong and introduce our subsidiaries’ clients, the majority of whom are mainland China residents, to the brokers our subsidiaries work with. As of the date of this Annual Report, Ms. Xinyu Zhao, spouse of Mr. Chi Tak Sze, one of our directors, has established a few entities that engage a few employees in mainland China, and such entities use “Prestige” as their business names in mainland China, the same as our brand name, and may promote their business or solicit clients using the business name of “Prestige” in mainland China. The business of such entities is irrelevant to our business and we are not conducting business in mainland China through such entities. Additionally, some of our employees may travel to mainland China to meet our clients or conduct other activities for purposes other than promoting our businesses or soliciting clients for us. As such, we cannot assure you that certain activities conducted by such entities and our employees in mainland China will not lead us to be deemed as providing insurance products by promoting insurance policies, soliciting customers in mainland China or other activities. As of the date of this Annual Report, none of us or our subsidiaries have received any inquiry, notice, warning or sanctions regarding our business from any PRC governmental authorities. Although we believe that we are not in violation of the current applicable PRC laws and regulations related to insurance business in mainland China, there remain some uncertainties as to how the current and any future PRC laws and regulations will be interpreted or enforced in the context of operating insurance business. If we were deemed as providing any oversea insurance products in mainland China by promoting insurance policies, soliciting customers in mainland China or other activities, all activities which are deemed as providing oversea insurance products by PRC governmental authorities may be banned and we may be subject to regulatory actions and penalties, including fines, confiscation of illegal income or other penalties. In such cases, our business, financial condition, results of operations, prospects and reputation may be materially and adversely affected. We have taken measures in a timely manner to monitor and ensure the compliance with relevant PRC laws and regulations, and cause such entities to change their company names or cease our employees’ visit of our clients in mainland China as required by relevant PRC governmental authorities.

Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares.

We are a holding company incorporated in the Cayman Islands with the majority of our operations in Japan, Singapore, and Hong Kong. Accordingly, a part of our cash is maintained in Hong Kong dollars. We rely in part on dividends from our Hong Kong subsidiaries for our cash and financing requirements, such as the funds necessary to service any debt we may incur.

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

We commenced our business through our subsidiaries in the second half of 2016 and have experienced a period of rapid growth in recent years due to the launch of our subsidiaries’ wealth management services in mid-2017. Revenue from wealth management services accounted for the majority of our revenues for the fiscal year ended September 30, 2022. Referral fees from our subsidiaries’ wealth management services accounted for a small portion of our revenues for the fiscal years ended September 30, 2023 and 2024. Additionally, our subsidiaries started providing asset management related advisory services in the fiscal year ended September 30, 2019. Our subsidiaries’ asset management services generated the majority of our revenues for the fiscal years ended September 30, 2023 and 2024. Our total net revenue grew at a compound annual growth rate, or CAGR, of approximately 88% from the inception of our business in 2017 to the fiscal year ended September 30, 2022, while it endured a large decrease during the fiscal year ended September 30, 2023. For the fiscal year ended September 30, 2024, the total net revenue recorded an approximately 84% increase compared to the fiscal year ended September 30, 2023, but still smaller than the fiscal year ended September 30, 2022. We cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We and our subsidiaries also will need to recruit, train, manage and motivate client relationship managers and other employees and manage our subsidiaries’ relationships with an increasing number of clients. Moreover, as our subsidiaries introduce new wealth management services or enter into new markets, our subsidiaries may face unfamiliar market and operational risks and challenges which our subsidiaries may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our subsidiaries’ business.

Our subsidiaries’ limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

Our subsidiaries have a limited operating history. We commenced our business through our subsidiaries in the second half of 2016 when our subsidiaries formed their first asset management fund under management. In mid-2017, our subsidiaries launched their wealth management operation providing referral services to clients in connection with purchase wealth management products from third-party brokers. We intend to further develop our subsidiaries’ wealth management business in the future by engaging with more product brokers, expanding to offer more diverse categories of wealth management products, and offering more value-added ancillary services to clients. In late 2018, our subsidiaries began providing asset management related advisory services at the request of certain clients. In late 2020, our subsidiaries started to provide discretionary account management services to their clients. Since late 2021, our subsidiaries started providing wealth management services in the U.S. We recorded net income for the fiscal year ended September 30, 2022, and net loss for the fiscal years ended September 30, 2023 and 2024. We cannot assure you that our results of operations will not be adversely affected for any future period. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in a rapidly evolving and increasingly competitive market in Hong Kong and the U.S. Further, our limited operating history makes it difficult to evaluate other risks and challenges we may encounter in the future. If we fail to address the risks and difficulties we face, including those associated with those described elsewhere in this “Risk Factors” section, our subsidiaries’ business and our financial condition and results of operations could be adversely affected.

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

For the fiscal year ended September 30, 2022, through our subsidiaries, we started providing wealth management services to clients in the U.S. market and generated a significant portion of our revenues from referral fees paid by a U.S.-based insurance broker. For the fiscal years ended September 30, 2023 and 2024, we derived a small portion of our revenues from referral fees paid by insurance brokers. The referral fee rates are set by such brokers or negotiated between such parties and our subsidiaries, and vary from product to product. Future referral fee rates may be subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect product providers. These factors, which are not within our subsidiaries’ control, include the capacity of wealth management product providers to place new business and realize profits, client demand and preference for wealth management products, the availability of comparable products from other providers or brokers at a lower cost, the availability of alternative wealth management products to clients and the tax deductibility of referral fees. In addition, the historical volume of wealth management products that our subsidiaries’ clients purchased to may have a significant impact on our subsidiaries’ bargaining power with third-party wealth management product brokers in relation to the referral fee rates for future products. Because our subsidiaries do not determine, and cannot predict, the timing or extent of referral fee rate changes with respect to the wealth management products, it is difficult for our subsidiaries to assess the effect of any of these changes on our operations. In order to maintain their relationships with the product brokers and to enter into contracts for new products, our subsidiaries may have to accept lower referral fee rates or other less favorable terms, which could reduce our revenues. If some of our key wealth management product brokers decide not to enter into new contracts with our subsidiaries, or our subsidiaries’ relationships with such key wealth management product brokers are otherwise impacted, our subsidiaries’ business and our operating results could be materially and adversely affected.

If our subsidiaries fail to attract and retain qualified employees to manage their client relationships, our subsidiaries’ business could suffer.

Our subsidiaries’ employees who manage client relationships are responsible for maintaining relationships with our subsidiaries’ clients, such as serving as these clients’ day-to-day contacts and carrying out a substantial portion of the client services our subsidiaries deliver. Their professional competence and approachability are essential to establishing and maintaining our brand image. As our subsidiaries further grow their business and expand into new cities and regions, our subsidiaries have an increasing demand for high quality employees, mainly client relationship managers, who are capable of delivering satisfactory client services. Our subsidiaries have been actively recruiting and will continue to recruit qualified client relationship managers to join them. However, there is no assurance that our subsidiaries can recruit and retain sufficient client relationship managers who meet their high-quality requirements to support our subsidiaries’ further growth. Even if our subsidiaries could recruit sufficient client relationship managers, our subsidiaries may have to incur disproportional training and administrative expenses in order to prepare their local recruits for such client’s job. If our subsidiaries are unable to attract and retain highly productive client relationship managers, our subsidiaries’ business could be materially and adversely affected. Competition for relationship managers may also force our subsidiaries to increase the compensation of their client relationship managers, which would increase operating costs and reduce our profitability.

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

For the fiscal years ended September 30, 2024 and 2023, we generated the majority of our total revenue through a limited number of advisory service clients. For the fiscal year ended September 30, 2022, we generated the majority of our total revenue through a limited number of product brokers. Our subsidiaries’ partnerships with these product brokers and advisory service clients are not on an exclusive basis, and the contract durations generally are for one-year periods or shorter. Additionally, our subsidiaries commenced our wealth management operations in the U.S. market since late 2021, and our subsidiaries currently work with one insurance broker based in the U.S. For the fiscal year ended September 30, 2022, we generated approximately 99.93% of our revenues from wealth management services through cooperation with a U.S. based insurance agency, which accounted for approximately 84.37% of our total revenues for the period. For the fiscal year ended September 30, 2023, we generated approximately 81.24% of our revenues from asset management services through one advisory service client, which accounted for approximately 63.45% of our total revenues for the period. For the fiscal year ended September 30, 2024, we generated approximately 95.85% of our revenues from asset management services through two advisory service clients, which accounted for approximately 93.83% of our total revenues for the period. If these product brokers change their policies, terminate their business relationship with our subsidiaries or do not renew their agreements with our subsidiaries, our subsidiaries’ business and our result of operations may be materially and adversely affected. If our subsidiaries are not able to expand into new verticals and increase penetration in existing verticals to increase the number of product brokers, retain their existing relationships with product brokers or renew existing contracts with product brokers on terms favorable to our subsidiaries, our results of operations will be materially and adversely affected. Similarly, if our subsidiaries are unable to secure business relationships with new advisory service clients in a timely manner, or at all, our results of operations will be materially and adversely affected.

During the fiscal years ended September 30, 2022, 2023, and 2024, we generated the majority of our revenues from wealth management services through a limited selection of wealth management products.

During the fiscal years ended September 30, 2022, 2023, and 2024, we generated the majority of our total wealth management services revenues through a limited selection of wealth management products, and we expect to continue to generate our revenues from wealth management services through a limited selection of wealth management products. For the fiscal year ended September 30, 2022, we generated approximately 84.37% of our total net revenue from the subscription of life insurance policies by a client of our subsidiaries. For the fiscal year ended September 30, 2023, we generated a small amount in revenue from referral fees, and 97.58% of which was from the subscription of savings plans by our subsidiaries’ clients. For the fiscal year ended September 30, 2024, we generated a small amount in revenue from referral fees, and 86.59% of which was from the subscription of savings plans by our subsidiaries’ clients. If any product providers decide to terminate underwriting savings plan policies, our subsidiaries’ clients may not immediately subscribe to other policies, or other wealth management products, and our subsidiaries’ business and our result of operations may be materially and adversely affected. Additionally, if any product providers decide to decrease the referral fees associated with savings plan policies, our revenues are expected to decrease, and our subsidiaries’ business and our result of operations may be materially and adversely affected. Furthermore, if our subsidiaries’ clients decide to work with other service providers to subscribe for other wealth management products, our results of operations will be materially and adversely affected.

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

The discretionary accounts our subsidiaries managed invested in the IPO shares of certain target companies listed on the Hong Kong Stock Exchange. Our subsidiaries may continue providing discretionary account management services or launch funds with short-term IPO market investment strategy in the future, which involves substantial investment risks.

Our subsidiaries may continue providing discretionary account management services or launch funds with short-term IPO investment strategy. However, such investment strategy involves substantial risks. For instance, funds adopting short-term IPO investment strategy may have only one underlying asset, and therefore as the trading price of the investment shares fluctuates, the value of the investment in such funds could fluctuate significantly as well. If the trading price of the investment shares decreases, the value of the investment in such funds will decrease accordingly. Even if the trading price of the investment shares remains stable, our subsidiaries’ clients will still lose money due to fees charged in connection in investing in our subsidiaries’ funds. In addition, a lack of diversification of invested assets in the discretionary accounts we manage involves substantial investment risks. As such, our subsidiaries’ clients could suffer a substantial loss with such funds. Furthermore, short-term IPO investment strategy involves unique risks to investors they might not be otherwise subject to if they choose to make other private or public investments in a company’s shares. If the target investment company fails to launch or close its IPO as originally planned, investors’ investment will turn into indirectly investment in private shares of the target company and, as such, our subsidiaries may be subject to additional restrictions in selling the shares in our subsidiaries’ funds, exposing our subsidiaries’ investors to additional risks and uncertainties. In addition, the initial offering price of the target company’s shares may be overpriced, in which case if the share price decreases after the trading starts, our investors may suffer significant loss in their investment. We cannot assure you that any funds adopting short-term IPO investment strategy will be profitable or our subsidiaries will be able to generate profits for our subsidiaries’ clients in managing their investment accounts, and if the investments in funds or managed accounts that adopt the short-term IPO investment strategy go down in value, revenues generated from such funds will significantly decrease, which may materially and adversely affect our financial condition and results of operations.

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

Our subsidiaries’ business operations depend on the continued services of our senior management, particularly the executive officers named in this Annual Report. In particular, Mr. Kazuho Komoda, our chairman of the board of directors (the “Chairman”) and Chief Executive Officer, is critical to the management of our subsidiaries’ business and operations and the development of our subsidiaries’ business strategies. While we have provided various incentives to our management, there can be no assurance that we can continue to retain their services. If one or more members of our senior management were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our subsidiaries’ business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. Any new executive we recruit may fail to develop or implement effective business strategies. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in Hong Kong or we may be unable to enforce them at all.

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

Our subsidiaries held the following licenses, through PAM, from the SFC: (i) SFO Type 4 License, for conducting regulated activities related to advising on securities; and (ii) SFO Type 9 License, for conducting regulated activities related to asset management, until December 2024. If our subsidiaries are required to obtain and maintain such licenses, we cannot assure you that our subsidiaries will be able to obtain and maintain their existing licenses, qualifications or permits, renew any of them when their current term expires or obtain additional licenses necessary for our future business expansion. Failure to comply with the applicable laws, rules and regulations may result in fines, injunctive orders, deregistration and other penalties, as well as adverse reputational risk, including negative publicity or perception. In extreme cases, our subsidiaries may be hampered or prevented from conducting business in a normal manner and some or all of our subsidiaries’ licenses may be suspended or revoked. Withdrawal, amendment, revocation or cancellation of any regulatory approval in respect of any part of our subsidiaries’ activities could cause us to cease conducting a particular regulated activity or change the way in which it is conducted. Furthermore, if our subsidiaries are required to have such licenses, our subsidiaries would have to ensure continuous compliance with all applicable laws, regulations and guidelines, and satisfy the SFC that such subsidiary remains fit and proper to be licensed. If there is any change or tightening of the relevant laws, regulations and guidelines, it may materially and adversely affect our subsidiaries’ business operations. We cannot assure you that our subsidiaries will be able to obtain or re-obtain their qualification to sell private investment fund products or other regulated fund products or provide securities related advisory services. Accordingly, our subsidiaries’ business operations and our financial results might be materially and adversely affected.

We may also be subject to regulatory inspections and investigations from time to time. With respect to SFC investigations, we may be subject to secrecy obligations under the SFO whereby we are not permitted to disclose certain information relating to the SFC investigations. Also, unless we are specifically named as the party that is being investigated under the SFC investigation, we generally do not know whether we, any member of the Company and all of its subsidiaries, or any of their respective directors or staff or any responsible officer or licensed representative of any such subsidiary, is the subject of the SFC investigations. If the results of the inspections or investigations reveal serious misconduct, the SFC may take disciplinary actions which would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers or licensed representative and/or any of our staff. Any of such disciplinary actions could have an adverse impact on our business operations and financial results.

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

Under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, every employer of an employee of 18 years of age or above but under 65 years of age is required to take all practical steps to ensure the employee becomes a member of a registered non-governmental mandatory provident fund scheme, or MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. For the period between October 17, 2017 and August 9, 2018, instead of making contributions to the MPF Scheme required under the MPFSO, PWM paid the amounts directly to its employees. As a result of the foregoing, PWM may be found guilty of a criminal offence and be held liable on conviction to a fine of HK$350,000 (approximately $44,800).

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

The Company is a not “engaged primarily” in the investment company business under the Tonopah Factors and, therefore, is not a de facto investment company. Rather, since its inception, the Company has been engaged primarily in providing wealth management services and asset management services to high-net-worth individuals through its direct and indirect wholly-owned subsidiaries. The Company has represented to the public since inception that is a holding company engaged in the business of providing wealth management services and asset management services through its direct and indirect wholly-owned subsidiaries. The Company’s officers and directors devote substantially all of their time overseeing the provision of wealth management and asset management services to clients through the direct and indirect wholly-owned subsidiaries. Substantially all of the Company’s revenue is derived from the wealth management services revenue and the asset management services revenue of its direct and direct and indirect wholly-owned subsidiaries. Finally, substantially all of the Company’s assets are comprised of the Company’s interests in the wholly-owned subsidiaries through which it provides wealth management services and asset management services.

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

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of high net worth and ultra-high net worth individuals or enterprises that are current or potential clients, is critical to our subsidiaries’ business. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our subsidiaries’ ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our subsidiaries’ business and our revenues would be materially and adversely affected.

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

The net cash provided by operating activities was $1,160,829 in the fiscal year ended September 30, 2022, representing a decrease of $141,521 compared to cash flows generated from operating activities in the amount of $1,302,350 in the fiscal year ended September 30, 2021. The net cash used in operating activities was $996,581 in the fiscal year ended September 30, 2023, representing a decrease of $2,157,410 compared to cash flows generated from operating activities in the amount of $1,160,829 in the fiscal year ended September 30, 2022. The net cash used in operating activities was $1,655,162 in the fiscal year ended September 30, 2024, representing an increase of $658,581 compared to cash flows used in operating activities in the amount of $996,581 in the fiscal year ended September 30, 2023. In addition, we generated a net income of approximately $1,354,538 during the fiscal year 2022, and a net loss of $1,035,751 and $6,876,830 during the fiscal years 2023 and 2024, respectively. We cannot assure you that our subsidiaries’ business model will allow us to continue to generate positive cash, given our substantial expenses in relation to our revenue at this stage of our company’s development. Inability to collect our referral fees and asset management revenues from service providers and clients in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and operating results. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you that this will be the case. We may need additional cash resources in the future if our subsidiaries experience changes in business conditions or other developments. We may also need additional cash resources in the future if our subsidiaries find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions, or to grow their business substantially. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure that financing will be available in amounts or on terms acceptable to us, if at all.

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

Our growth strategy includes acquisitions, but we may not be able to execute on our acquisition strategy or integrate acquisitions successfully.

Our future growth is likely to continue to depend, in part on our acquisition strategy and the successful integration of acquired businesses into our existing operations. For example, in November and December 2024, we completed the acquisitions of Wealth AI PTE LTD. (“Wealth AI”), InnoSphere Tech Inc. (“InnoSphere Tech”) and Tokyo Bay Management Inc. (“Tokyo Bay”). Wealth AI is a company based in Singapore that offers personalized, cost-effective wealth management solutions using artificial intelligence. Founded by AI experts from top technology companies in 2022, Wealth AI is dedicated to the transformative potential of artificial intelligence in wealth management. InnoSphere Tech is a technology company that leverages its advantages in web scraping technology to collect data on finance, wealth management, and related industries according to international standards. Through the accumulation and processing of large amounts of data, its system can train a specialized large model tailored for the wealth management industry, providing robust foundational support to clients in the financial sector that surpasses traditional general-purpose large models. Tokyo Bay is a company based in Tokyo, Japan. Founded by experienced professionals, the Tokyo Bay team has accumulated extensive premium client resources and local market knowledge over the past years, providing wealth management services, family affairs services, lifestyle management services and related value-added services to high-net-worth clients in Japan.

We intend to continue to seek additional acquisition opportunities both to expand into new markets and to enhance our position in existing markets throughout the Asia market. We cannot assure we will be able to successfully identify suitable acquisition opportunities, prevail against competing potential acquirers, negotiate appropriate acquisition terms, obtain financing that may be needed to consummate such acquisitions, complete proposed acquisitions, successfully integrate acquired businesses into our existing operations or expand into new markets. In addition, we cannot assure that any acquisition, including the recent acquisitions of Wealth AI, InnoSphere Tech, and Tokyo Bay, once successfully integrated, will perform as planned, be accretive to earnings, or prove to be beneficial to our operations and cash flow.

The success of our acquisition strategy is subject to other risks and uncertainties, including:

●	our ability to realize operating efficiencies, synergies or other benefits expected from an acquisition and possible delays in realizing the benefits of the acquired company or products;

●	diversion of management’s time and attention from other business concerns;

●	difficulties in retaining key employees, customers or suppliers of the acquired business;

●	difficulties in maintaining uniform standards, controls, procedures and policies throughout acquired companies;

●	adverse effects on existing business relationships with suppliers or customers;

●	the risks associated with the assumption of product liabilities or contingent or undisclosed liabilities of acquisition targets; and

●	the ability to generate future cash flows or the availability of financing.

In addition, an acquisition could adversely impact our operating performance as a result of incurring acquisition-related debt, pre-acquisition potential tax or other liabilities, acquisition expenses, the amortization of acquisition-acquired assets or possible future impairments of goodwill or intangible assets associated with the acquisition.

We may also face liability with respect to acquired businesses for violations of local laws occurring prior to the date of our acquisition, and some or all of these liabilities may not be covered by business insurance secured to mitigate the risk or by indemnification from the sellers from which we acquired these businesses. We could also incur significant costs, including, but not limited to, remediation costs, civil fines and sanctions and third-party claims, as a result of past or future violations of, or liabilities, associated with local laws.

Risks Related to Our Ordinary Shares

Our prior lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. We are a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of September 30, 2024, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by Public Company Accounting Oversight Board (the “PCAOB”). The material weakness identified related to limited accounting staff and resources with appropriate knowledge of accounting principles generally accepted in the United States of America (“U.S. GAAP”) and SEC reporting and lack of sufficient documented financial closing policies and procedures.

As of September 30, 2024, we have implemented measures and intend to continue to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including engaging qualified financial and accounting advisory team and relevant staff with experience in U.S. GAAP and SEC reporting requirements to strengthen the financial reporting function and set up a financial and system control framework. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

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

In accordance with the provisions of the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of September 30, 2022, 2023, and 2024. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act.

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

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee and an audit committee. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We follow home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

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

Ogier, our Cayman Islands counsel, and Han Kun Law Offices LLP, our Hong Kong counsel, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have also been advised by Ogier that, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

1.	is given by a foreign court of competent jurisdiction;

2.	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

3.	is final and conclusive;

4.	is not in respect of taxes, a fine or a penalty;

5.	was not obtained by fraud; and

6.	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. As the courts of the Cayman Islands have yet to rule on making such a determination, it is uncertain whether such civil liability judgments from United States courts would be enforceable in the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Some provisions of our Second Amended and Restated Memorandum and Articles of Association, which became effective on 29 December, 2023, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions.

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

The Companies Act of the Cayman Islands provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, shareholders holding one third of all votes attaching to our shares may requisition our directors to convene an extraordinary general meeting in accordance with our articles of association. Advance notice of not less than ten (10) clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one or more shareholders entitled to vote and present in person or by proxy, representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting.

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

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by former President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before your securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

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

On December 29, 2022, the Consolidated Appropriations Act was signed into law by former President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

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

Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

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

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

Assuming our Class A Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

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

On July 23, 2024, we received a written notification from the Nasdaq Listing Qualifications Department of Nasdaq that the closing bid price of our Class A Ordinary Shares had been below $1.00 per share for the previous 30 consecutive business days, and that we were not in compliance with the minimum bid price requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). We were provided 180 calendar days to regain compliance. On December 18, 2024, we received written notice from the Listing Qualifications Staff of Nasdaq notifying us that, for more than the last ten (10) consecutive business days, from December 4, 2024, to December 17, 2024, the closing bid price of our Class A Ordinary Shares was $1.00 per share or greater. Accordingly, we have regained compliance with the minimum bid price listing requirement set forth under the Bid Price Rule. We will continuously monitor the bid price of our Class A Ordinary Shares, however, there is no guarantee that our Class A Ordinary Shares will maintain at least $1.00 per share.

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

Each Class B ordinary share is convertible into one Class A Ordinary Shares at any time by the holder thereof. Our Second Amended and Restated Memorandum and Articles of Association require any Class B Ordinary Shares to be automatically converted into Class A Ordinary Shares upon, among others, a direct or indirect sale, transfer, assignment or disposition of such Class A Ordinary Shares or a direct or indirect transfer or assignment of the voting power attached to such Class B Ordinary Shares through voting proxy or otherwise, to any person or entity an affiliate of the holder of such Class B Ordinary Shares. The potential conversion of Class B ordinary shares into Class A Ordinary Shares will have a dilutive effect on the existing shareholders of our Class A Ordinary Shares, which in turn could adversely affect the market price of our Class A Ordinary Shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on October 25, 2018.

On November 20, 2018, pursuant to a contribution agreement dated of even date, we issued an additional 3,000,000 Ordinary Shares to Prestige Financial Holdings Group Limited (“PFHGL”) as consideration for the Company’s purchase of 100% of the issued shares of PPWM. On December 27, 2018, pursuant to a share exchange agreement dated of even date, we issued an aggregate of 1,000,000 Ordinary Shares to all the shareholders of PAI, with 906,582 Ordinary Shares issued to PFHGL, 40,870 Ordinary Shares issued to Kington International Holdings Limited, 23,355 Ordinary Shares issued to Ensight Holdings Limited, and 29,193 Ordinary Shares issued to Pikachu Holdings Limited, as consideration for the Company’s purchase of 100% of the issued shares of PAI from those shareholders. After these transactions, the Company became the holding company of PPWM and PAI.

The Company owns 100% of the issued shares of PPWM, a company incorporated in the British Virgin Islands on May 23, 2014. PPWM owns 100% of the issued shares of PWM, a company incorporated in Hong Kong on January 26, 2015. PPWM owns 100% of the issued shares of PWAI, a corporation incorporated in California on February 15, 2022.

The Company also owns 100% of the issued shares of PAI, a company incorporated in the British Virgin Islands on December 4, 2015. PAI owned 100% of the issued shares of PAM, a company incorporated in Hong Kong on December 14, 2015, which ceased operations in August 2024. PAI owns 100% of the issued shares of PGAM, a company incorporated under the laws of the Cayman Islands on June 8, 2016. PAI also owns 100% of the issued shares of PGCI, a company incorporated under the laws of the Cayman Islands on November 3, 2020.

The Company also owns 100% of the issued shares of AISYS Inc. (“AISYS”), a company incorporated in the British Virgin Islands on May 10, 2024.

In July 2024, PAM submitted an application of cessation of business to the SFC, to notify the SFC that it would be ceasing its business of regulated activities under SFO, including regulated activities related to advising on securities (SFO Type 4 License) and regulated activities related to asset management (SFO Type 9 License), from August 8, 2024. The SFC approved the application on December 6, 2024.

In November 2024, the Company completed its acquisitions of Wealth AI PTE LTD. (“Wealth AI”) through purchasing all shares of SPW Global Inc. (“SPW”), a company incorporated under the laws of the British Virgin Islands, which in turn wholly owns Wealth AI. Wealth AI is a company based in Singapore that offers personalized, cost-effective wealth management solutions using artificial intelligence. In December 2024, the Company completed its acquisitions of InnoSphere Tech Inc. (“InnoSphere Tech”), and Tokyo Bay Management Inc. (“Tokyo Bay”). InnoSphere Tech is a technology company that leverages its advantages in web scraping technology to collect data on finance, wealth management, and related industries according to international standards. Tokyo Bay is a company based in Tokyo, Japan. Founded by experienced professionals, the Tokyo Bay team has accumulated extensive premium client resources and local market knowledge over the past years, providing wealth management services, family affairs services, lifestyle management services and related value-added services to high-net-worth clients in Japan.

We operate through our wholly owned subsidiaries, PPWM, PAI, SPW, InnoSphere Tech, Tokyo Bay, and their subsidiaries. Our wealth management operations are conducted through PPWM and its operating subsidiaries, while our asset management operations are conducted through PAI and its subsidiaries. Our subsidiaries’ asset management operations are currently primarily focused on managing and operating investment funds, and providing discretionary account management services and asset management related services.

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

The Initial Public Offering

On July 10, 2023, we completed the IPO of 1,000,000 ordinary shares, $0.000625 par value per share. The ordinary shares were sold at an offering price of $5.00 per share. On July 20, 2023, the underwriters of the IPO exercised their option to purchase 150,000 additional ordinary shares of the Company, at a price of $5.00 per share (the “Over-allotment Shares”). The closing of the sale of the Over-allotment Shares took place on July 21, 2023.

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

Entry into Consulting Agreement with Tokyo Bay Management Inc.

On June 24, 2024, the Company entered into a certain Business Development & Marketing Consulting Agreement (“Tokyo Bay Consulting Agreement”) with Tokyo Bay. Pursuant to the Consulting Agreement, Tokyo Bay agreed to provide certain services to the Company in connection with business development, market expansion, sales channel establishment, marketing strategies, and product planning in Japan. The Company agreed to pay $850,000 for the services in the form of 1,416,667 newly issued restricted Class A Ordinary Shares of the Company at a price per share of US$0.60 and warrants to purchase 708,333 Class A Ordinary Shares of the Company at an exercise price per share equal to US$0.72 (“Tokyo Bay Warrants”). The Tokyo Bay Warrants will become exercisable on the six-month anniversary of the issuance date and will expire on the fifth anniversary from the date on which they become exercisable. The Company issued the Class A Ordinary Shares and the Tokyo Bay Warrants to Tokyo Bay and its designee on June 25, 2024.

Cessation of business for PAM

In July 2024, PAM submitted an application of cessation of business to the SFC, to notify the SFC that it would be ceasing its business of regulated activities under SFO, including regulated activities related to advising on securities (SFO Type 4 License) and regulated activities related to asset management (SFO Type 9 License), from August 8, 2024. The SFC approved the application on December 6, 2024.

Entry into Software Technology Service Contract with FutureTech Systems Inc.

On July 1, 2024, the Company entered into a certain Software Technology Service Contract (the “FutureTech Service Contract”), with FutureTech Systems Inc., a British Virgin Islands company (“FutureTech”). Pursuant to the FutureTech Service Contract, FutureTech agreed to provide complete system customization, development, testing, delivery, and operation and maintenance services to the Company. The Company agreed to pay $900,000 for the services in the form of 1,500,000 newly issued restricted Class A Ordinary Shares at a price per share of US$0.60 and warrants to purchase 750,000 Class A Ordinary Shares at an exercise price per share equal to US$0.72 (the “FutureTech Warrants”). The FutureTech Warrants will become exercisable on the six-month anniversary of the issuance date and will expire on the fifth anniversary from the date on which they become exercisable. The Company issued the Class A Ordinary Shares and the Warrants to FutureTech and its designee on July 2, 2024.

Acquisition of SPW Global Inc. and Wealth AI PTE LTD.

On August 20, 2024, the Company entered into a definitive acquisition agreement, pursuant to which it would purchase all shares of SPW Global Inc., a company incorporated under the laws of the British Virgin Islands, which in turn wholly owns Wealth AI PTE LTD. or Wealth AI, a company incorporated under the laws of Republic of Singapore. The total purchase price is US$4,500,000, subject to customary closing purchase price adjustments, with US$3 million being paid in cash and the remaining US$1.5 million being settled in the form of 780,000 Class A Ordinary Shares and 1,620,000 Class B Ordinary Shares issuable to the seller and key employees of Wealth AI. In addition, key employees will be retained and continue to be employed by Wealth AI after closing of the transaction. The acquisition agreement also includes a third-year period non-competition and non-solicitation covenants from the seller parties. The transaction closed on November 4, 2024.

Entry into a Material Agreement and Unregistered Sale of Equity Securities.

On September 9, 2024, the Company entered into a Securities Purchase Agreement (the “Private Placement Securities Purchase Agreement”) with certain accredited investors (the “Purchasers”) for a private placement offering (“Private Placement”), pursuant to which the Company received gross proceeds of approximately $3,000,000, before deducting any offering expenses, in consideration of (i) 5,454,545 Class A Ordinary Shares; (ii) Series A ordinary warrants to purchase up to 4,090,909 Class A Ordinary Shares (the “Series A Ordinary Warrants”), and (iii) Series B ordinary warrants to purchase up to 4,090,909 Class A Ordinary Shares (the “Series B Ordinary Warrants”, and collectively with the Series A Ordinary Warrants, the “Private Placement Warrants”) at a purchase price of $0.55 per share and associated Warrants (the “Offering”).

The Private Placement Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Private Placement closed on October 14, 2024.

Acquisition of InnoSphere Tech Inc.

On November 5, 2024, the Company entered into a definitive acquisition agreement, pursuant to which the Company will purchase all shares of InnoSphere Tech Inc., a company incorporated under the laws of the British Virgin Islands. The total purchase price is US$2,100,000, subject to customary closing purchase price adjustments, in the form of 3,500,000 newly issued Class B Ordinary Shares at a price per Class B ordinary share of US$0.60 to the seller and key employees of InnoSphere Tech Inc. The Company also granted warrants to purchase 2,625,000 Class A Ordinary Shares of the Company at an exercise price per share equal to US$0.72 to the seller parties. The warrants will become exercisable on the six-month anniversary of the issuance date and will expire on the fifth anniversary from the date on which they become exercisable. In addition, key employees will be retained and continue to be employed by InnoSphere Tech after closing of the transaction. The acquisition agreement also includes a third-year period non-competition and non-solicitation covenants from the seller parties. The transaction closed on December 16, 2024.

Acquisition of Tokyo Bay Management Inc.

On November 12, 2024, the Company entered into a definitive acquisition agreement pursuant to which PWM will purchase all shares of Tokyo Bay Management Inc. (“Tokyo Bay”), a company incorporated under the laws of the British Virgin Islands. The total purchase price is US$1,500,000, subject to customary closing purchase price adjustments, in the form of 2,500,000 newly issued Class B Ordinary Shares of the Company at a price per Class B Ordinary Share of US$0.60 to the seller and key employees of Tokyo Bay. The Company will also grant warrants to purchase 1,875,000 Class A Ordinary Shares of the Company at an exercise price per share equal to US$0.72 to the seller parties. The warrants will become exercisable on the six-month anniversary of the issuance date and will expire on the fifth anniversary from the date on which they become exercisable. In addition, key employees will be retained and continue to be employed by Tokyo Bay after closing of the transaction. The acquisition agreement also includes a third-year period non-competition and non-solicitation covenants from the seller parties. Upon consummation of the acquisition of Tokyo Bay, that certain business development & marketing agreement by and between the Company and Tokyo Bay dated as of June 24, 2024 will be terminated. The acquisition of Tokyo Bay closed on December 16, 2024, and will enhance the Company’s strategy and development in Asia wealth management industry.

Resignation of Mr. Hongtao Shi as Chief Executive Officer and appointment of Mr. Kazuho Komoda as Chief Executive Officer

On December 19, 2024, Mr. Hongtao Shi, the Chief Executive Officer and Chairperson of the Board of the Company, notified the Company of his resignation as the Chief Executive Officer of the Company, effective December 20, 2024. Mr. Hongtao Shi’s resignation as the Chief Executive Officer of the Company was due to personal reasons, and was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Mr. Hongshi Shi will remain as the Chairperson of the Board and a director of the Company.

On December 20, 2024, the Company’s board of directors appointed Mr. Kazuho Komoda as the Chief Executive Officer. The appointment fills the vacancy created by Mr. Hongtao Shi’s resignation.

Effectiveness of Share Incentive Plan

On December 30, 2024, the Company’s Share Incentive Plan (the “Plan”) became effective. The Plan has been approved and adopted by the Board of the Company.

Resignation of Mr. Hongtao Shi as director and chairperson of the Board of the Company, and appointment of Mr. Kazuho Komoda as director and the chairperson of the Board of the Company

On January 6, 2025, Mr. Hongtao Shi, a director and the Chairperson of the Board of the Company, notified the Company of his resignation as the Chief Executive Officer of the Company, effective January 6, 2025. Mr. Hongtao Shi’s resignation as a director and the Chairperson of the Board of the Company was due to personal reasons, and was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Mr. Hongshi Shi will remain as the Chairperson of the Board and a director of the Company.

On January 6, 2025, the Company’s board of directors appointed Mr. Kazuho Komoda as the Chief Executive Officer. The appointment fills the vacancy created by Mr. Hongtao Shi’s resignation.

B. Business Overview

Overview

Through our subsidiaries, we are a wealth management and asset management services provider based in Hong Kong, with the majority of our subsidiaries’ operations in Hong Kong. Our subsidiaries assist their clients in identifying and purchasing well matched wealth management products and global asset management products. Our subsidiaries’ clients for both wealth management and asset management services are primarily high net worth and ultra-high net worth individuals in Asia, and a majority of our subsidiaries’ clients reside in the mainland China or Hong Kong. In the fiscal year ended September 30, 2023, our subsidiaries’ wealth management services and asset management services contributed to approximately 21.90% and 78.10% of our total revenue, respectively. In the fiscal year ended September 30, 2024, our subsidiaries’ wealth management services and asset management services contributed to approximately 2.11% and 97.89% of our total revenue, respectively.

●	Wealth management services. Our subsidiaries work with licensed product brokers licensed in Hong Kong and in the U.S., who are primarily insurance brokers and distribute wealth management products, which currently consist only of insurance products, and assist them in customizing wealth management investment portfolios for our clients. Since late 2021, our subsidiaries started providing wealth management services in the U.S. Our subsidiaries also provide customized value-added services to their clients, including personal assistant services in Hong Kong, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, and referrals to renowned high end medical and education resources. Our subsidiaries do not charge their clients fees for these value-added services. In addition to insurance products, we intend to expand the network of product brokers our subsidiaries work with to provide clients with access to other types of wealth management products.

●	Asset management services. PAI and its subsidiaries provide asset management services to their clients acting as investment advisors and fund managers. Our subsidiaries managed a fund of funds, or FOF, Prestige Global Allocation Fund (“PGA”) and also provided discretionary account management services to their clients. Our subsidiaries also provided asset management related advisory services. For our subsidiaries’ asset management services, they charge investors certain fees for managing and advising a fund, including subscription fees, performance fees and management fees.

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

In mid-2017, our subsidiaries launched their wealth management operation providing referral services to clients in connection with the clients’ purchase of wealth management products from third-party brokers. For wealth management services, we generated revenues through a limited number of product brokers. For the fiscal year ended September 30, 2022, we generated approximately 99.93% of wealth management services revenue through a U.S.-based insurance broker. For the fiscal years ended September 30, 2023 and 2024, we generated 100% of wealth management services revenue through one insurance broker. We intend to further develop our subsidiaries’ wealth management business in the future by engaging with more product brokers that offer additional types of wealth management products.

In early 2017, our subsidiaries started to provide asset management services to their clients. In late 2018, our subsidiaries began providing asset management related advisory services as a type of their asset management services at the request of certain clients. In late 2020, our subsidiaries started to provide discretionary account management services to our clients as a type of our asset management services. For the fiscal years ended September 30, 2022, 2023, and 2024, we generated the majority of asset management services revenue from our advisory service clients and asset management fund. We generated approximately 84.71% of asset management services revenue from two advisory service clients for the fiscal year ended September 30, 2022, approximately 81.24% of that from one advisory service client for the fiscal year ended September 30, 2023, and approximately 95.85% of that from two advisory service clients for the fiscal year ended September 30, 2024. In the future, our subsidiaries will continue to provide their clients with existing asset management services, and develop or introduce more highly desirable product and service opportunities that meet the ever-evolving standards of our subsidiaries’ clients.

For the years ended September 30, 2022, 2023 and 2024, our subsidiaries provided wealth management services to three, ten and three clients, respectively, and we generated revenue from wealth management services in the amount of $1,760,760, $76,338, and $13,505, respectively. Our wealth management revenue significantly increased for the fiscal year ended September 30, 2022 as compared to the previous fiscal year, because through our subsidiaries, we worked with a licensed product broker in the U.S. and provided wealth management services to a client in the U.S. For the fiscal years ended September 30, 2023 and 2024, our wealth management revenue decreased significantly since there were fewer clients with willing to purchase insurance products. For the years ended September 30, 2022, 2023 and 2024, our subsidiaries provided asset management services to seven, six, and five clients, respectively, and generated revenue from asset management services in the amount of $324,518, $272,190, and $626,407, respectively. For our subsidiaries’ asset management services, as of September 30, 2022, 2023 and 2024, five, three and nil clients had their assets under our subsidiaries’ management, respectively. The AUM of PGA was $4,547,862, $5,095,764, and $5,252,341, as of September 30, 2022, 2023 and March 28, 2024, respectively. The AUM of our subsidiaries’ discretionary account management was $29,400 and nil as of September 30, 2023 and 2024, respectively. With respect to our subsidiaries’ asset management related advisory services, our subsidiaries provided services to two, one, and two clients, for the years ended September 30, 2022, 2023 and 2024, respectively. Our subsidiaries actively maintain their relationships with their clients, and we believe that the quality of our subsidiaries’ services, our client-centric culture, and our subsidiaries’ value-added services have contributed to a generally steady client base.

From September 30, 2024 to the date of this Annual Report, our subsidiaries do not have any new client for either wealth management services or asset management services. As of the date of this Annual Report, there is no client having their assets under our subsidiaries’ management.

Our revenue decreased by approximately 83.29% from approximately $2.09 million in the fiscal year ended September 30, 2022, to approximately $0.35 million in the fiscal year ended September 30, 2023, and increased by approximately 83.60% to $0.64 million in the fiscal year ended September 30, 2024. Our net income for the fiscal year ended September 30, 2022 was approximately $1.35 million, and our net loss for the fiscal years ended September 30, 2023 and 2024 were approximately $1.03 million and $6.82 million, respectively.

For the fiscal year ended September 30, 2024, wealth management services and asset management services contributed to approximately 2.11% and 97.89% of our total revenue, respectively. Approximately 93.83% of revenues from asset management services for the fiscal year ended September 30, 2024, or approximately $0.60 million, was generated from two advisory service clients. For the fiscal year ended September 30, 2023, wealth management services and asset management services contributed to approximately 21.90% and 78.10% of our total revenue, respectively. Approximately 63.45% of revenues from asset management services for the fiscal year ended September 30, 2023, or approximately $0.22 million, was generated from one advisory service client. See “Item 3 Key Information — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We are subject to concentration risk because we generated the majority of our revenues through a limited number of product brokers and advisory service clients.”

For the fiscal year ended September 30, 2022, wealth management services and asset management services contributed to approximately 84.44% and 15.56% of our total revenue, respectively. Approximately 99.93% of revenues from wealth management services for the fiscal year ended September 30, 2022, or approximately $1.76 million, was generated from a client in the U.S. The client purchased three life insurance policies with an average premium of more than approximately $9.60 million for each policy. On average, we generated approximately 6.11% of the total premiums of these three life insurance policies as referral fees. See “Item 3 Key Information — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — During the fiscal years ended September 30, 2022, 2023 and 2024, we generated the majority of our revenues from wealth management services through a limited selection of wealth management products.”

Competitive Advantages

We believe the following competitive strengths have contributed, and will contribute, to our growth:

Technology driven innovation in wealth management business

As an independent wealth management and asset management services provider, through our subsidiaries, we focus on the improvement of customer service quality and efficiency. The Company entered into definitive acquisition agreements on August 20, 2024 and November 5, 2024 with Wealth AI PTE LTD. (“Wealth AI”) and InnoSphere Tech Inc. (“InnoSphere Tech”), respectively, for the purchase of all shares of these two companies; and completed the acquisitions on November 4, 2024 and December 16, 2024 respectively. The acquisition of Wealth AI and InnoSphere Tech enhances the Company’s technology strength in artificial intelligence space and facilitates its development of AI-driven technology services to business clients in wealth management area. Wealth AI provides intelligent recommendations for wealth management solutions, delivering personalized and cost-efficient solutions to clients using artificial intelligence. InnoSphere Tech leverages its advantages in web scraping technology to collect data on finance, wealth management, and related industries according to international standard. Innosphere Tech has also developed a Large Language Model tailored for the wealth management industry, providing robust foundational support to clients in the financial sector that surpasses traditional general-purpose large models.

Excellent regional expansion capability to develop business in Asia

As of the date of this report, the Company has subsidiaries in Hong Kong, Singapore and Japan. The Company continues to actively expand its business areas in Asia, focusing on providing high quality and technology oriented wealth management related services to high net worth and ultra-high net worth population in Asia. On November 12, 2024, the Company entered into a definitive acquisition agreement to purchase all shares of Tokyo Bay Management Inc. and completed the acquisition on December 16, 2024. Tokyo Bay is a company based in Tokyo, Japan. Founded by experienced professionals in the wealth management industry in Japan, the Tokyo Bay team has accumulated extensive premium client resources and local market knowledge over the past years, providing wealth management services, family affairs services, lifestyle management services and related value-added services to high-net-worth clients in Japan. By expanding its business areas, the Company aims to break geographical boundaries, hedge against adverse macroeconomic factors, and achieve long-term growth potential.

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

Referrals from Well-Connected Clients

Well-connected clients refer to our subsidiaries’ clients who are acquainted with or related to people of influence or wealth. A majority of our subsidiaries’ existing clients are executives and principal shareholders of companies, including entrepreneurs backed by significant family businesses. Our subsidiaries’ clients also have on average, minimum investable assets worth $5 million. We believe the influence and both the personal and professional networks of our subsidiaries’ existing clients provide our subsidiaries with access to a larger network of prospective clients who are high net worth or ultra-high net worth individuals. In the fiscal year ended September 30, 2022, our subsidiaries provided wealth management services and asset management services to three and seven clients, respectively, and the revenue we generated from the new client from wealth management services was approximately $1,759,451, and that from asset management services was $274,904. In the fiscal year ended September 30, 2023, our subsidiaries provided their wealth management services and asset management services to ten and six clients, respectively, all of which were existing clients. In the fiscal year ended September 30, 2024, our subsidiaries provided their wealth management services and asset management services to three and five clients, respectively, all of which were existing clients. For the fiscal year ended September 30, 2022, nearly 100% of our wealth management revenues and approximately 84.71% of our asset management revenues came from referral by existing clients. For the fiscal year ended September 30, 2023, all of our wealth management revenues and asset management revenues came from existing clients. For the fiscal year ended September 30, 2024, approximately 13.41% of our wealth management revenues and 60.06% of asset management revenues came from existing clients; and all new clients came through referrals from existing clients. We believe that our subsidiaries have been successful at leveraging the influence and network of their existing clients to grow their client base.

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

Experienced Management Team

We have a highly experienced management team. Our Chief Executive Officer, Director and Chairman of the Board, Mr. Kazuho Komoda, has more than ten years of experience managerial and operational experience in international business. Mr. Komoda focuses on the wealth management business and has accumulated significant resources in the wealth management and family office industry in Japan. Mr. Komoda has previously served in key managerial roles in investment, financing, business development and cross border business operations in his career path prior to joining the Company. Additionally, we also have highly qualified industry professionals with an average of more than 10 years of experience at reputable financial institutions, who have deep understanding of the financial and business management. We believe that our management team’s insightful industry knowledge and vision, and strong execution capabilities will significantly contribute to our growth.

Our Growth Strategies

We aspire to, through our subsidiaries, become a trusted wealth management services brand among Asia’s high net worth individuals. To achieve this goal, we intend to leverage on our existing strengths and pursue the following strategies:

To be a leader of technology driven innovation in the wealth management industry

We will continue to deeply explore ways to enhance the potential of wealth management business through technological means, and improve our team's capabilities through mergers and acquisitions or self-developed. We will also continue to work with technology experts to enhance the technical capabilities of our team, and search for potential acquisition targets that can achieve business synergies with the Company. The Company will continue to develop and optimize the scenarios in which it can deploy and use artificial intelligence, which will include not just providing more convenient and intelligent wealth management services to high net worth individuals, but also improve the technical support services that we provide to financial institutions, ultimately contributing to the collaborative development of the wealth management industry.

Further grow our subsidiaries’ client base in Asia

We expect to continue to expand our subsidiaries’ client base in mainland China, Hong Kong, Singapore, Japan, and other countries in Asia, not only by expanding the network of high net worth and ultra-high net worth individuals accessible through our subsidiaries’ existing clients and client pipelines through private banking networks and chambers of commerce and industry associations, but also by utilizing technological means and intelligent advertising to expand the scope of client acquisition. We believe our subsidiaries’ client-centric and intelligent driven services are critical to maintaining the loyalty of our subsidiaries’ existing clients, and to further attracting high net worth and ultra-high net worth individuals. To support our business growth, we plan to further expand our senior management team and technology team to ensure a high level of service to our clients.

Further enhance our brand recognition among high net worth and ultra-high net worth individuals

We believe that brand recognition is critical for the further growth of our subsidiaries’ business. To enhance our brand recognition, we plan to continue to focus on improving our client services through rigorous research and due diligence of business partners. We also intend to continue conducting a wide range of marketing activities through our subsidiaries, including industry conferences, brand marketing workshops as well as client appreciation events. We also intend to offer other value-added services through our subsidiaries that are highly sought after among high net worth and ultra-high net worth individuals, including but not limited to study tours to global financial institution, art finance tours, wealth inheritance lectures, and artificial intelligence-based promotion activities.

Integrate resources and provide one-stop technology-oriented wealth preservation and management solution

Our subsidiaries have collected and consolidated a database of high quality and suitable tax experts, lawyers, trust consultants and other wealth preservation and management industry experts who are able to provide professional, objective and alternative solutions to clients that our subsidiaries refer. Our subsidiaries provide such solutions and referrals to their clients to better serve these clients’ needs as our subsidiaries seek to meet their clients’ needs beyond the scope of our subsidiaries’ current services. Our subsidiaries plan to hire relevant industry experts to become their long-term consultants in the future, and plan to launch customized service portfolio based upon our subsidiaries’ past experiences and supplemented by the evolving needs of our subsidiaries’ clients. Our subsidiaries also plan to develop immigration planning with a wealth management objective, to help high net worth and ultra-high net worth individuals and families achieve global asset allocation and wealth inheritance integrating global immigration planning. By building on the existing artificial intelligence technological foundation of our subsidiary, we plan to become a one-stop technology oriented solution service provider through our subsidiaries in wealth preservation and management to more efficiently, effectively and conveniently provide professional advice to our clients. We aim at becoming long-term partners to our subsidiaries’ clients in asset allocation and family wealth inheritance.

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

Client Acquisition

Our subsidiaries acquired new clients primarily in two ways, namely through referrals from our subsidiaries’ past and existing clients, and through introduction by our founder Mr. Sze and our previous Chief Executive Officer, Mr. Shi. Once our subsidiaries’ past or existing clients, or our related parties, connect our subsidiaries with new clients, our subsidiaries’ designated client relationship manager will conduct client onboarding process by introducing our subsidiaries’ services and the product brokers our subsidiaries work with, and collecting preliminary client information. For the fiscal year ended September 30, 2022, a new client was acquired in the U.S. market through the referral by our subsidiaries’ one existing client. For the fiscal year ended September 30, 2023, all our clients were existing clients. For the fiscal year ended September 30, 2024, two new clients were referred to us by our subsidiaries’ existing clients. Our subsidiaries do not enter into service agreements directly with the product brokers’ clients, while our subsidiaries’ clients consent to our subsidiaries’ services upon providing preliminary personal information to our subsidiaries to be passed on to the product brokers. Our subsidiaries do not charge prospective clients any fees if they decide not to purchase any wealth management products from product brokers that our subsidiaries work with.

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

Our subsidiaries have identified, screened and approved four insurance brokers in Hong Kong and one insurance broker based in the U.S., each with a large variety of insurance products. Of our total revenues from our subsidiaries’ wealth management operations for the fiscal year ended September 30, 2022, $1,759,451, or approximately 99.93%, were generated from a U.S. based licensed insurance broker. For the fiscal year ended September 30, 2023, $76,338, or 100%, were generated from a licensed insurance broker in Hong Kong. For the fiscal year ended September 30, 2024, $13,505, or 100%, were generated from a licensed insurance broker in Hong Kong. As of September 30, 2022, 2023 and 2024, the Hong Kong insurance broker paid approximately 97.73%, 100%, and 100% of referral fees to us as of the respective date. As of September 30, 2022, the U.S. based insurance broker paid 100% of referral fees to us.

Our subsidiaries’ clients have access to the insurance brokers and are able to customize their needs for wealth management and planning products, including, without limitation, savings plans, lifelong health protection plans and comprehensive disease protection plans, universal life insurance plans and child growth education program plans. For the fiscal year ended September 30, 2022, due to the travel restrictions in response to the COVID-19 pandemic, our subsidiaries’ clients could not visit Hong Kong in person to complete required physical examination and get their policies such as savings plan policies, approved by the insurance company. For the fiscal year ended September 30, 2022, three life insurance policies were purchased by one client in the U.S. through our subsidiaries’ wealth management services. For the fiscal year ended September 30, 2023, two high-end medical insurance policies were purchased by two clients through our subsidiaries’ wealth management services. For the fiscal year ended September 30, 2024, two savings plan and one high-end medical insurance policies were purchased by three clients through our subsidiaries’ wealth management services. Savings plans provide long-term compound interests for the assets of our subsidiaries’ clients and are designed to enable these clients to realize wealth preservation and growth. Savings plan policies have premium paying terms of 5-years, 6-years, 10-years, more than 10-years and 20-years. Since the fiscal year ended September 30, 2020, revenue from referral fees including referral fees related to policy origination and referral fees for policy renewal have been recognized at point-in-time in the stage of policy origination, after the adoption of ASC 606 on October 1, 2019. Savings plan and annuities are long term investment tools sharing the same basic investment principle, but presenting some differences, more particularly regarding payout. Other insurance plans are gaining more traction such as the lifelong health protection plans and comprehensive disease protection plans protecting against a large number of critical illnesses and provide worldwide high-end medical services to our subsidiaries’ clients.

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

The first renewal date is generally one year from the date of the policy origination and renewal payments are typically made immediately following the renewal date. Referral fees for policy renewals are payable generally at a lower fee percentage than the fee rates in connection with the initial origination of such policies. On October 1, 2019, we adopted ASC 606 using the modified retrospective method for all contracts not completed as of the date of adoption, and our revenue for the fiscal years ended September 30, 2022, 2023 and 2024 were presented under ASC 606 accordingly. As a result of the adoption of ASC 606, all of our revenues generated from wealth management services, including both revenues generated upon policy origination and revenues generated from policy renewals, are recognized upon policy origination. As such, we generate the most referral fee revenue when policies purchased by our subsidiaries’ clients during a period have greater total policy premiums and higher average fee rate.

For the fiscal year ended September 30, 2022, our wealth management revenue was generated from the referral fees recognized upon policy origination, with a fee range of 2% to 14% and an average fee rate of approximately 6.11% and we did not generate wealth management revenue from policy renewals in the same period. For the referral fees generated through the policies purchased by client from a U.S. based broker, we only generated referral fees upon policy origination and do not generate revenue from renewals of such policies. For the fiscal year ended September 30, 2023, $1,471 of our wealth management revenue were generated from the referral fees recognized upon policy origination, and the referral fees were in the range of 14.25% to 14.30% with an average fee of approximately 14.26% of the total policy premiums purchased upon policy origination, depending on the specific nature and terms of the policies. For the fiscal year ended September 30, 2024, $13,505 of our wealth management revenue were generated from the referral fees recognized upon policy origination, and the referral fees were in the range of 7.81% to 14.25% with an average fee of approximately 8.31% of the total policy premiums purchased upon policy origination, depending on the specific nature and terms of the policies.

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

For the fiscal year ended September 30, 2023, there were two policy originations from our subsidiaries’ clients. Our subsidiary recognized referral fee revenues for these two policy originations in the amount of $1,471 since these policies are all one-year term products. The referral fees were calculated based upon their total policy premiums in the amount of $10,320, all of which had been paid by clients upon policy originations. $74,867 of the referral fees were derived as a result of the update of referral service agreements with an insurance broker for referrals in connection with several purchases of saving plan insurance policies and critical illness insurance policies by clients. Meanwhile, there were also 40 policy renewals with premiums in the amount of $5,780,829 paid by clients in the fiscal year 2023, and referral fee revenues of $45,307 for these policy renewals had been recognized at the same time of their policy originations in prior years.

For the fiscal year ended September 30, 2024, there were three policy originations from our subsidiaries’ clients. Our subsidiary recognized referral fee revenues for these three policy originations in the amount of $13,505 since these policies are all one-year term products. The referral fees were calculated based upon their total policy premiums in the amount of $162,316, all of which had been paid by clients upon policy originations. $13,505 of the referral fees were derived as a result of the update of referral service agreements with an insurance broker for referrals in connection with several purchases of saving plan insurance policies and critical illness insurance policies by clients. Meanwhile, there were also 20 policy renewals with premiums in the amount of $5,742,152 paid by clients in the fiscal year 2024, and referral fee revenues of $30,552 for these policy renewals had been recognized at the same time of their policy originations in prior years.

Since the launch of our subsidiaries’ wealth management services to September 30, 2024, 47 clients introduced by our subsidiaries purchased 85 insurance policies in total from the network of brokers our subsidiaries work with. Among those clients, 36 clients out of the 47 wealth management clients have purchased 46 savings plan insurance policy from brokers our subsidiaries work with, with seven clients having purchased multiple savings plans.

When existing clients purchase multiple insurance policies, our subsidiaries are entitled to referral fees on each of those policies. 18 clients out of the total 47 clients have purchased multiple insurance policies from brokers our subsidiaries work with, not limited to savings plans. While we believe existing clients will continue to approach our subsidiaries for assistance for purchasing additional insurance policies, however, we cannot be certain they will do so.

In the fiscal years ended September 30, 2022, 2023 and 2024, we generated $1,760,760, $76,338, and $13,505, or, approximately 84.44%, 21.90%, and 2.11% of our total revenues through our subsidiaries’ wealth management services, respectively. In the fiscal years ended September 30, 2022, 2023, and 2024, through the brokers our subsidiaries introduced, our subsidiaries’ clients have purchased insurance products from product brokers, with premiums for such products averaging more than approximately HK$74.94 million (approximately $9.61 million), HK$40,394 (approximately $5,160) per client, and HK$423,093 (approximately $54,105) per client respectively.

Asset Management Services

In addition to wealth management services, our subsidiaries also provided asset management services through investment fund that our subsidiaries manage and discretionary account management services. In the past, our subsidiaries also provided asset management related advisory services to their clients. We carry out asset management services through our wholly owned subsidiary PAI and its subsidiaries. PGAM served as the manager of our subsidiaries’ investment fund, while PAM served as the investment advisor of our subsidiaries’ investment fund prior to its cessation. PAM was an SFC types 4 and 9 licensed corporation in Hong Kong and served as investment advisor of PGA. PGAM was incorporated in the Cayman Islands and has been registered as a “Registered Person” with the Cayman Islands Monetary Authority (“CIMA”) under the SIBA.

For the fiscal year ended September 30, 2024, our subsidiaries managed the fund PGA. PGA was incorporated in the Cayman Islands as an exempted company in February 2017. PGA was a FOF that invests in top ranked hedge funds with managed assets ranging from $2 billion to $20 billion based upon our subsidiaries’ fund selection models. The underlying hedge funds we invest in are chosen based upon our subsidiaries’ fund selection models. PGA was a FOF that invest in other hedge funds with a quantitative strategy. As the manager of PGA, PGAM decides the investment allocation of PGA according to market conditions and the needs and risk profiles of our subsidiaries’ clients. We derive revenues via subscription fees, management fees, and performance commissions from our subsidiaries’ funds. PGA was fully redeemed by its investors and closed in March 2024.

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

For the fiscal years ended September 30, 2024, 2023 and 2022, we generated approximately 97.89%, 78.10%, and 15.56%, of our revenues through our subsidiaries’ asset management services, respectively. For the fiscal year ended September 30, 2022, our subsidiaries had five asset management investors, including one high net worth investor and four ultra-high net worth investors. Our subsidiaries had two clients of asset management related advisory services for the same period. For the fiscal year ended September 30, 2023, our subsidiaries had five asset management investors including one high net worth investors and four ultra-high net worth investors; meanwhile, our subsidiaries had one enterprise client through their asset management related advisory services. For the fiscal year ended September 30, 2024, our subsidiaries had three asset management investors including one high net worth investors and two ultra-high net worth investors; meanwhile, our subsidiaries had two enterprise clients through their asset management related advisory services.

Asset Management Fund

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

PGA

PGA was a FOF whose objective is to achieve superior capital growth by investing in hedge funds managed by world-class quantitative portfolio managers. For PGA, we charge investors performance fees, management fees and subscription fees. Revenue generated from our subsidiaries’ asset management business related to fund management amounted to $25,970, $51,071, and $49,614, for the fiscal years ended September 30, 2024, 2023 and 2022, accounting for approximately 4.06%, 14.65%, and 2.38%, of our total revenues, respectively. PGA was fully redeemed by its investors and closed in March 2024.

PGA was managed by PGAM, with PAM serving as PGA’s investment advisor prior to its cessation of business. PGA invested in global reputable quantitative hedge funds subject to actual market conditions, or short-term investment financial management, including but not limited to, bank deposits, money market funds, short-term monetary funds and other similar products. PGA required a minimum investment of $500,000 from an institutional investor and $250,000 from an individual investor. PGA’s one-off subscription fees at the time of subscription ranged from 0.85% to 1.25%, annual management fees ranged from 1.00% to 1.50%, and performance fees were at 10% to 13.5% of the incremental portion on a quarterly basis over the high-water mark, net of other expenses.

PGA generated a return of 2.97% for the fiscal year ended September 30, 2024, a return of 17.60% for the fiscal year ended September 30, 2023, and a loss of 0.92% for the fiscal year ended September 30, 2022. The return of PGA amounted to approximately 5.05% from establishment to September 30, 2024 approximately 2.02% from establishment to September 30, 2023, and the loss of PGA amounted to approximately 13.24% from establishment to September 30, 2022. PGA’s AUM was $5,252,341, $5,095,764, and $4,547,862, as of March 28, 2024, September 30, 2023, and 2022, respectively.

Assets under Management

The following table sets a movement of AUM of PGA as of the dates indicated.

PGA

AUM, as of September 30, 2022	$4,547,862
Subscription	—
Redemption	(235,577)
Appreciation/(deprecation)	834,550
Fees	(51,071)
AUM, as of September 30, 2023	$5,095,764
Subscription	—
Redemption	—
Appreciation/(deprecation)	182,547
Fees	(25,970)
AUM, as of March 28, 2024	$5,252,341

Performance of PGA

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

The following table provides a breakdown of the investment performance and high-water mark of PGA as of the dates indicated:

	PGA
	GAV per share	High-water mark	# of Shares

December 31, 2021	95.97	114.67	52,421
March 31, 2022	95.83	114.67	52,421
June 30, 2022	98.67	114.67	52,421
September 30, 2022	86.76	114.67	52,421
December 31, 2022	99.19	114.67	52,421
March 31, 2023	100.52	114.67	52,421
June 30, 2023	96.53	114.67	52,421
September 30, 2023	102.02	114.67	49,946
December 31, 2023	102.76	114.67	49,946
March 28, 2024	105.05	114.67	49,946

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

The main underlying funds our subsidiaries have selected are global Top 10 hedge funds from the list of “Barron’s Penta Top 100 Hedge Funds” which are ranked based upon their compound annual returns. The AUMs of PGA’s underlying fund managers are all over $30 billion in the fiscal years of 2022, 2023 and 2024, and as such, are considered global top-ranked hedge funds.

Discretionary Account Management Services

From December 2020 until March 2024, we provided discretionary account management services to our clients through our subsidiary PAM, a SFC types 4 and 9 licensed corporation in Hong Kong. PAM has ceased business in August 2024. Clients authorized PAM with full discretionary power to, on behalf of the client, manage, hold, buy, invest, divest and sell any specific portfolio at the client’s risk in accordance with the terms of the executed investment management agreement between us and that client. The specific portfolio is held in clients’ discretionary account, and PAM agrees to accept their appointment as manager to provide such services to them based on mutual trust.

The portfolio in the clients’ discretionary account includes investments in the initial public offering of a target company on the main board of the Hong Kong Stock Exchange, including but not limited to investing as cornerstone investors and/or anchor investors. Meanwhile, PAM closely monitored and managed risks in the investment portfolios for its clients, which include the movements in trading prices of securities in the portfolio, and PAM provided warnings to clients in the event of a significant decrease in the portfolio’s net asset value at the close of market, and disposing of any portion or all the investment deemed as appropriate in the sole discretion of investment manager after the initial public offering. However, despite PAM’s efforts to monitor and manage risks for its clients, managing portfolio with highly-focused assets involves significant risks, including that any volatility of the trading price of the investments may have a significantly negative impact on the value of its clients’ portfolio, and PAM’s clients may experience significant loss as a result of its investment decisions.

PAM charged a one-off subscription fee at the time of subscription at the rate of 5% on the investment amount, and PAM were entitled to receive a performance fee in respect of the portfolio, at a rate ranging from 15% to 25%, depending on the incremental portion of the fair value of the portfolio over the initial investment amount.

For the fiscal years ended September 30, 2022, 2023, and 2024, PAM provided discretionary account management services to three, three, and two clients, respectively, according to the management agreements PAM signed with them. For the fiscal years ended September 30, 2022, 2023, and 2024, the aggregate original investment amount of our clients was nil, nil, and nil, respectively. For the fiscal years ended September 30, 2022, 2023, and 2024, PAM’s clients did not receive net profits. As of September 30, 2022, 2023, and 2024, there were three, two, and nil clients under PAM’s discretionary account management with AUM of $64,252, $29,400, and nil, respectively.

For the fiscal years ended September 30, 2022, 2023, and 2024, we did not generate revenue for providing discretionary account management services to clients.

Asset Management Related Advisory Services

Ongoing Advisory Services

With respect to ongoing advisory services, which constitute regulated activities related to asset management, our asset management advisors provide services through PAM, our wholly owned subsidiary in Hong Kong, which held valid SFC Type 4 License and Type 9 License in Hong Kong until August 2024. PAM provides services specifically related to the pre-launch stage of the funds, as well as to the operation of the funds post formation. PAM charges its clients a fixed annual fee for its ongoing advisory services.

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

Once the proposed fund was launched by PAM’s clients and with respect to the fund operation post formation, PAM advised on the fund operating activities, including but not limited to the review of fund valuation reports, fund valuation calculations, fund expenses such as the set-up fees, management fees and performance fees, and the various performance-based monthly reports and disclosure to investors and sales distribution channels. PAM also assisted in the review of randomly selected subscription and redemption documents, provides regulatory updates of relevant Hong Kong laws and offshore jurisdiction laws through our attorneys, and maintained a database that compares the performances of funds of PAM’s clients and the benchmarks or competitors’ funds, and advised on fund performance improvement.

For the fiscal years ended September 30, 2022, 2023, and 2024, through PAM, we provided ongoing advisory services to two, one, and two investment companies, with revenue from advisory service fees of $274,904, $221,119, and $600,437, respectively.

Clients

Wealth Management Clients

One of our subsidiaries’ businesses is providing appropriate referral and services needed for their individual clients to purchase wealth management products from wealth management product brokers. Currently, all our subsidiaries’ wealth management product brokers are insurance brokers, and 100% of wealth management products purchased by our subsidiaries’ clients are insurance products. This line of business contributed to approximately 84.44%, 21.90%, and 2.11% of our revenues for the fiscal years ended September 30, 2022, 2023 and 2024, respectively. While our subsidiaries are paid directly by product brokers, they serve the individual clients who purchase wealth management products from the product brokers they work with. Since our subsidiaries launched their wealth management service operations, our subsidiaries have been able to be timely compensated by the product brokers they work with.

Our subsidiaries provide their wealth management services mainly to high net worth and ultra-high net worth individuals in Asia. Our subsidiaries’ client base consists of business owners, executives, heirs of high net worth families and other affluent individuals. From the time our subsidiaries launched their wealth management services to September 30, 2024, our subsidiaries provided wealth management services to an aggregate of 47 clients. In the fiscal years ended September 30, 2022, 2023 and 2024, the aggregate value of wealth management products purchased by our subsidiaries’ clients reached $28,815,198, $10,320, and $162,316, respectively. We believe our subsidiaries’ clients are loyal to our subsidiaries’ services. This is illustrated in the fiscal years ended September 30, 2022, 2023 and 2024, where approximately 100%, 100% and 100% of our wealth management revenues come from referrals by existing clients, respectively, demonstrating our client retention and client satisfaction abilities.

Asset Management Clients

Clients of our subsidiaries’ asset management business are high net worth and ultra-high net worth individuals including business owners, executives, heirs of high net worth families and other affluent individuals, and institutions owned by high net worth and ultra-high net worth individuals. Our subsidiaries’ asset management business contributed to approximately 15.56%, 78.10%, and 97.89% of our revenues for the fiscal years ended September 30, 2022, 2023, and 2024, respectively. From the time our subsidiaries launched their asset management services in early 2017 to September 30, 2024, our subsidiaries provided asset management services to an aggregate of 33 clients.

With respect to our subsidiaries’ asset management related advisory services, their clients were primarily investment companies that sought to establish or have recently established investment funds in Hong Kong. Our subsidiaries’ clients usually had prior investment experience, or were funds that were newly launched or in their pre-launch phase. Typically, our subsidiaries’ clients were located in other parts of Asia and North America, with strategic plans to expand into the Hong Kong market. Our subsidiaries’ asset management related advisory services contributed to approximately 13.18%, 63.45%, and 93.83% of our revenues for the fiscal years ended September 30, 2022, 2023 and 2024, respectively, and these services were provided to an aggregate of seven clients from the time our subsidiaries launched these services.

With respect to our subsidiaries’ discretionary account management services, their clients are mainly high net worth and ultra-high net worth individual investors and corporate investors owned by high net worth and ultra-high net worth individuals. Our subsidiaries’ clients tend to seek opportunities of capital growth by investing in the capital markets such as investing in the IPO shares of the companies in the global primary stock exchanges. Our subsidiaries’ discretionary account management services contributed to approximately nil, nil, and nil of our revenues for the fiscal years ended September 30, 2022, 2023 and 2024, respectively, and these services were provided to an aggregate of 16 clients from the time our subsidiaries launched these services.

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

Marketing and Brand Promotion

Word-of-mouth is currently one of the most effective marketing tools for our subsidiaries’ business and we believe that for all our subsidiaries’ business operations, approximately 30%, 100%, and 100% of our subsidiaries’ clients have come through referrals from existing clients in the fiscal years ended September 30, 2022, 2023 and 2024, respectively. Our subsidiaries continue to focus on referrals as an important avenue of new client development. Since early 2017, approximately 35% of our subsidiaries’ initial clients were introduced to our subsidiaries by our founder, Mr. Sze, and previous Chief Executive Officer, Mr. Shi. Our subsidiaries are also actively expanding their client referral network and intend to gradually reduce their reliance on Mr. Shi for client acquisition, especially given that Mr. Shi has since resigned as our Chief Executive Officer.

In the fiscal years ended September 30, 2022, 2023 and 2024, our subsidiaries had been continuously expanding their referral networks to private banks, chambers of commerce and industry associations, as these entities typically have strong connections with their high net worth and ultra-high net worth clients or members. Since September 2019, our subsidiaries started to cooperate with several private banks in Hong Kong to introduce external asset management service and share related resources to their clients. Our subsidiaries successfully expanded their private banking network to collaborate with leading private banks in Hong Kong. Through such collaboration, these private bank partners promote our subsidiaries’ brand and services to their private banking clients. We believe the expansion of connections with private banks will greatly expand our subsidiaries’ direct reach to the number of potential clients. In early 2019, we entered into long-term strategic partnership with the certain provincial entrepreneurs’ associations in Hong Kong. As part of this partnership, our subsidiaries host wealth management themed networking events for their high net worth members.

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

In May 2019, the Company made a payment of HK$16 million to a potential acquisition target investee as investment. After the payment, during the due diligence and negotiation process, the Company noted that the potential transaction did not meet its initial expectation; the Company decided to cancel the potential transaction. The Company and the target investee have entered into an agreement, pursuant to which the Company will charge an annual interest rate of 6.5% for the HK$16 million ($2,040,296) starting from October 1, 2019. The Company received HK$4 million of principal and the related interests incurred for the period from October 2019 to February 2020 from the target investee in March 2020 and did not receive any other amounts since then. As of September 30, 2024, 2023 and 2022, the Company booked the allowance of uncollectible prepaid deposit for acquisition of HK$12 million ($1,543,210, $1,532,371, and $1,525,165, respectively). The Company is preparing to initiate arbitration proceedings in an attempt to collect the prepaid balance. Because the Company has not officially started the proceedings after the “Letters before Action”, the Company still reserves available legal means of collection. Therefore, as of September 30, 2024, the Company did not write off the prepaid deposit for acquisition.

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

Regulations Related to our Business Operation in Hong Kong

Regulations related to our Wealth Management Services

Under the IO, an insurance agent means “a person who holds himself out to advise on or arrange contracts of insurance in or from Hong Kong as an agent or subagent of one or more insurers”, and an insurance broker means “a person who carries on the business of negotiating or arranging contracts of insurance in or from Hong Kong as the agent of the policy holder or potential policy holder or advising on matters related to insurance.” While we refer our clients to qualified and licensed insurance brokers in Hong Kong from whom they purchase insurance products and provide client service support in the process leading up to policy origination and later policy renewal, we do not hold ourselves out to advise on or arrange contracts of insurance in or from Hong Kong as an agent or sub-agent of one or more insurers, nor do we carry on the business of negotiating or arranging contracts of insurance in or from Hong Kong as the agent of the policy holder or potential policy holder or advising on matters related to insurance or distribute any insurance product and we do not enter into service related agreements with our clients. As the scope of our business does not fall within the meaning of “insurance agent” or “insurance broker” under the IO, we do not think we are engaged in insurance brokerage business in Hong Kong, and we do not believe we should be regulated as an insurance agent or an insurance broker under Hong Kong laws. However, due to the absence of clear interpretation of the relevant rules, we cannot assure you the Hong Kong Insurance Authority may not, in the future, interpret the relevant rules differently and as a result deem us to be insurance brokers or agents in Hong Kong. In that event, we may need to cease the provision of such services or obtain the relevant licenses and qualifications. Our subsidiaries may fail to obtain and maintain licenses and permits necessary to conduct their operations in Hong Kong, and our subsidiaries’ business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services in Hong Kong.

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

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 (approximately $12,800,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$100,000 (approximately $12,800) and imprisonment for two years. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$10,000 (approximately $1,290). For the fiscal years ended September 30, 2022, 2023, and 2024, the Company believes that PAM has taken sufficient employee compensation insurance for its employees required of PAM under the ECO. For the fiscal years ended September 30, 2022, 2023, and 2024, the Company believes that PWM has taken sufficient employee compensation insurance for its employees required of PWM under the ECO.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The MPFSO is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. For a monthly-paid employee, the maximum relevant income level is HK$30,000 (approximately $3,830) per month and the maximum amount of contribution payable by the employer to the MPF Scheme is HK$1,500 (approximately $192). Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$350,000 (approximately $44,800) and imprisonment for three years, and to a daily penalty of HK$500 (approximately $64) for each day on which the offence is continued. As of the date of this Annual Report, the Company believe it has made all contributions required of PAM under the MPFSO. Except for the period between October 17, 2017 and August 9, 2018, the Company believes that it has made all contributions required of PWM under the MPFSO.

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

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 (approximately US$256,000) and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$256,000) on corporations from the year of assessment of 2018/2019 onwards. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended September 30, 2024, 2023 and 2022 should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

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

Our Wealth Management Service

In 2017, through our subsidiaries, we launched wealth management services to introduce clients to product brokers who distribute a variety of wealth management products, such as insurance policies. The product brokers then customize wealth management investment portfolios to meet the investment and wealth management needs of our subsidiaries’ clients. For the fiscal years ended September 30, 2022, 2023 and 2024, all product brokers our subsidiaries worked with were Hong Kong-based or U.S.-based insurance brokers who have access to and distribute a large portfolio of insurance policies from various insurance companies.

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

For the fiscal years ended September 30, 2024, 2023 and 2022, we generated approximately 2.11%, 21.90%, and 84.44% of our total revenues through our subsidiaries’ wealth management services operation, respectively. In the fiscal year ended September 30, 2024, we generated 100% of our wealth management services revenue from referral fees as a result of the update of referral service agreements with an insurance broker for referrals in connection with several purchases of saving plan insurance policies and critical illness insurance policies by clients. In the fiscal year ended September 30, 2023, we generated 98.07% of our wealth management services revenue from referral fees as a result of the update of referral service agreements with an insurance broker for referrals in connection with several purchases of saving plan insurance policies and critical illness insurance policies by clients. In the fiscal year ended September 30, 2022, we generated revenue in the amount of $1,759,451 from wealth management services to clients in the U.S. market. Approximately 99.93% of our wealth management services revenue for the same period were referral fees paid to our subsidiaries by an insurance broker in connection with purchases of life insurance policies by a client of our subsidiaries. From the launch of our subsidiaries’ wealth management services to September 30, 2024, our subsidiaries provided referrals to insurance brokers that resulted in purchase of an aggregate of 85 insurance policies, of which 46 were savings plan insurance policies, 17 were critical illness insurance policies, 19 were high-end medical insurance policies, and three were life insurance policies.

Our subsidiaries support their clients during the origination of the insurance policy products when the clients subscribe to the policies as well as the annual renewals on the policy anniversary dates of each policy and through each policy’s premium payment term.

On October 1, 2019, we adopted ASC 606 using the modified retrospective method for all contracts not completed as of the date of adoption, and our revenue for the fiscal years ended September 30, 2022, 2023 and 2024 was presented under ASC 606 accordingly. As a result of the adoption of ASC 606, revenue from referral fees including referral fees related to policy origination and referral fees for policy renewal were recognized at point-in-time in the stage of policy origination. For the fiscal years ended September 30, 2022, 2023 and 2024, all of our wealth management revenue was generated from the referral fees recognized upon policy origination. For the fiscal year ended September 30, 2022, the impact of applying the new revenue standard resulted in a decrease in revenue of $144,553. The referral fees were in the range of 2% to 14% with an average fee of approximately 6.11% of the total policy premiums purchased upon policy origination, depending on the specific nature and terms of the policies. For the fiscal year ended September 30, 2023, the impact of applying the new revenue standard resulted in a decrease in revenue of $45,307. The referral fees were in the range of 14.25% to 14.30% with an average fee of approximately 14.26% of the total policy premiums purchased upon policy origination, depending on the specific nature and terms of the policies. For the fiscal year ended September 30, 2024, the impact of applying the new revenue standard resulted in a decrease in revenue of $30,552. The referral fees were in the range of 7.81% to 14.25% with an average fee of approximately 8.31% of the total policy premiums purchased upon policy origination, depending on the specific nature and terms of the policies.

From the launch of our subsidiaries’ wealth management services to September 30, 2024, 36 out of the total 47 wealth management clients have purchased 46 savings plan insurance policies from brokers our subsidiaries work with, with seven clients having purchased multiple savings plans. If and when existing clients purchase multiple insurance policies, our subsidiaries would be entitled to additional referral fees. 18 out of the total 47 clients have purchased multiple insurance policies from brokers our subsidiaries work with, not limited to savings plans. While we believe existing clients will continue to return to our subsidiaries for purchase of additional insurance policies, there can be no assurance that our subsidiaries’ existing client will do so. For the fiscal year ended September 30, 2022, approximately 100% of our subsidiaries’ new clients who contributed approximately 99.93% of our wealth management operation revenue were acquired through the referrals of our subsidiaries’ existing clients. For the fiscal year ended September 30, 2023, all our revenue from our subsidiaries’ wealth management services was generated from existing clients. For the fiscal year ended September 30, 2024, all our revenue from our subsidiaries’ wealth management services was generated from existing clients.

Our Asset Management Services

Through our subsidiaries, we first launched our asset management services operation in early 2017. As of September 30, 2024, our subsidiaries managed and advised one fund — PGA, and our subsidiaries used to manage fund PCM1. PGA was incorporated in the Cayman Islands as an exempted company in February 2017. PCM1 is an Exempted Limited Partnership registered in the Cayman Islands in January 2021. PGA and PCM1 completed establishment and commenced operations in April 2017 and January 2021, respectively, and PCM1 was fully redeemed by its investors in February 2021. For PGA, our main operating activities for operation are carried out through PGAM, our wholly-owned subsidiary, which serves as the manager of the investment fund, and PAM, our wholly-owned subsidiary, which serves as the investment advisor of our investment fund. Our subsidiaries charge investors subscription fees, performance fees and management fees in exchange for their services of managing and advising the fund. PGA was set to continue operation unless terminated.

Our subsidiaries provided asset management related advisory services with respect to the operation and ongoing compliance of investment funds in Hong Kong to certain investment company clients intending to raise funds in Hong Kong. Our subsidiaries also provided discretionary account management services to their clients, with PAM as the investment manager.

For the fiscal years ended September 30, 2024, 2023 and 2022, we generated approximately 97.89%, 78.10%, and 15.56% of our revenues through our subsidiaries’ asset management services, respectively.

Factors Affecting Our Results of Operations

Expansion of Our Subsidiaries’ Client Base

Our revenue growth has been driven significantly by the expansion of our subsidiaries’ client base. In the initial stage of our subsidiaries’ wealth management operation, our subsidiaries’ clients were introduced to our subsidiaries by our related parties and their business networks. For the fiscal year ended September 30, 2022, one new wealth management client was acquired through the referrals of our subsidiaries’ existing clients, and the new client contributed to approximately 99.93% of our revenue from referral fees for wealth management services. For the fiscal year ended September 30, 2023, we generated revenues from wealth management services from ten existing clients. For the fiscal year ended September 30, 2024, we generated revenues from wealth management services from one new client and two existing clients. In regards to our subsidiaries’ asset management business, five, six, and seven clients contributed to our asset management revenue for the fiscal years ended September 30, 2024, 2023, and 2022. We believe that our subsidiaries’ existing clients are highly satisfied with our subsidiaries’ high-quality client services and complementary value-added services. This is evident from the fact that our subsidiaries’ existing clientele has been willing to refer high net worth or ultra-high net worth individuals through word-of-mouth to our subsidiaries as potential clients. As such, we believe our subsidiaries’ clients are our brand ambassadors, using their influence in their respective networks to promote our subsidiaries’ services.

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

	For the years ended September 30,
	2024	% of Revenue	2023	% of Revenue	2022	% of Revenue
Wealth management services	$13,505	2.11%	$76,338	21.90%	$1,760,760	84.44%
Asset management products and services
Asset Management Funds	25,970	4.06%	51,071	14.65%	49,614	2.38%
Asset Management Related Advisory Services	600,437	93.83%	221,119	63.45%	274,904	13.18%
Subtotal	626,407	97.89%	272,190	78.10%	324,518	15.56%
Total net revenue	$639,912	100.00%	$348,528	100.00%	$2,085,278	100.00%

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

Historically, we generated the majority of our revenues from wealth management services. Through our subsidiaries’ referral services, our subsidiaries’ clients could access highly desirable insurance policies that were not accessible to them. From early 2020 to January 8, 2023, due to the travel restrictions and quarantine measures in response to the COVID-19 pandemic, our subsidiaries’ clients were not able to visit Hong Kong in person to complete required physical examinations, a requirement for getting their policies approved by insurance companies. Therefore, our subsidiaries materially increased the distribution of their asset management products and services through their investment funds and discretionary account management services, as these services were not affected by the COVID-19, which strategy allowed us to continue generating profits. In the fiscal years 2022, 2023 and 2024, our subsidiaries continued to provide asset management related advisory services to investment company clients, and did not provide asset management products and services involving short-term IPO investment strategy, considering of the poor performance of the global capital market in 2022, 2023, and 2024. For the fiscal years ended September 30, 2022, 2023 and 2024, our revenues from asset management products and services amounted to approximately $0.3 million, $0.3 million, and $$0.6 million, respectively.

With respect to our subsidiaries’ wealth management services, our subsidiaries work with product brokers who distribute a variety of wealth management products, and are qualified to provide investment advices and customize wealth management investment portfolios designed to specifically respond to the investment and wealth management needs of our subsidiaries’ clients. For the fiscal years ended September 30, 2022, 2023 and 2024, through our subsidiaries, we work with one U.S.-based insurance broker and several existing Hong Kong-based insurance brokers for wealth management services. For the fiscal years ended September 30, 2022, 2023 and 2024, our revenues from wealth management services in the U.S. market amounted to approximately $1.76 million, 0.08 million, and 0.01 million, respectively.

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

Our subsidiaries’ asset management fund, PGA, is a FOF that invests in other underlying funds which are carefully selected and allocated by our subsidiaries’ asset management team and approved by our subsidiaries’ investment committee. For the fiscal year ended September 30, 2024, our subsidiaries managed and advised one fund, PGA. PGA invests in a basket of renowned global quantitative hedge funds each with a diversified portfolio of global equities, futures, bonds, and commodities, and aims to deliver high quality risk-adjusted return and high liquidity to investors with a quantitative strategy under prudent and extensive risk management.

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

Operating Costs and Expenses

Our operating costs and expenses are comprised of selling, general and administrative expenses, which include wages and salaries, rental fees, general and administrative expenses, share-based compensation, warrants expenses, provisions for credit losses and amortization of right-of-use assets. Wages and salaries accounted for approximately 6.11%, 30.56%, and 68.90% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. Rental fees accounted for approximately nil, nil, and 4.44% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2024, 2023 and 2022, respectively, while general and administrative expenses accounted for approximately 16.58%, 22.02%, and 23.85% of our total selling, general and administrative expenses, respectively. Share-based compensation accounted for approximately 33.85%, nil, and nil of our total selling, general and administrative expenses for the fiscal years ended September 30, 2024, 2023, and 2022 respectively. Warrants expenses accounted for approximately 14.90%, nil, and nil of our total selling, general and administrative expenses for the fiscal years ended September 30, 2024, 2023, and 2022 respectively. Provisions for bad debts accounted for approximately 25.99%, 43.04%, and 2.81% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2024, 2023, and 2022 respectively. Amortization of right-of-use assets accounted for approximately 2.57%, 4.38%, and nil of our total selling, general and administrative expenses for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

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

Key Components of Consolidated Statements of Comprehensive Income

Revenue

We generate revenue from our wealth management services and asset management services. The following table sets forth a breakdown of our revenue for the periods indicated:

	For the years ended September 30,
	2024	% of Revenue	2023	% of Revenue	2022	% of Revenue
Wealth management services
Referral fees	$13,505	2.11%	$76,338	21.90%	$1,760,760	84.44%
Subtotal	13,505	2.11%	76,338	21.90%	1,760,760	84.44%
Asset management services
Advisory service fees	600,437	93.83%	221,119	63.45%	274,904	13.18%
Management fees	25,970	4.06%	51,071	14.65%	49,614	2.38%
Subtotal	626,407	97.89%	272,190	78.10%	324,518	15.56%
Total net revenue	$639,912	100.00%	$348,528	100.00%	$2,085,278	100.00%

Wealth management services

Revenue from wealth management services is generated from referral fees paid by insurance brokers who successfully sold wealth management products to our subsidiaries’ high net worth and ultra-high net worth clients. The referral fees are calculated based on the premium amounts payable by our subsidiaries’ clients for the first year and premiums payable for the remaining years of the policy. Our subsidiaries are entitled to receive those referral fees once all of the following conditions have occurred: (i) a client our subsidiaries introduce to insurance brokers enter into purchase agreements with insurance companies who are product providers, (ii) the client has paid the requisite premiums and (iii) a free-look period is expired. For the fiscal year ended September 30, 2022, all of the referral fees were derived from first year premiums due to the adoption of revenue recognition under ASC 606, and the impact of applying the new revenue standard resulted in a decrease in revenue of approximately $144,553. For the fiscal year ended September 30, 2023, $74,867 of the referral fees were derived as a result of the update of referral service agreements with an insurance broker for referrals in connection with several purchases of saving plan insurance policies and critical illness insurance policies by clients. $1,471 of the referral fees were derived from first year premiums due to the adoption of revenue recognition under ASC 606, and the impact of applying the new revenue standard resulted in a decrease in revenue of approximately $45,307. For the fiscal year ended September 30, 2024, $13,505 of the referral fees were derived as a result of the update of referral service agreements with an insurance broker for referrals in connection with several purchases of saving plan insurance policies and critical illness insurance policies by clients. The rates of such referral fees are confidential pursuant to our referral service agreements with each individual product broker, generally in the range of 2% to 14%, 14.25% to 14.30%, and 7.81% to 14.25% of the value of insurance products purchased for the fiscal years ended September 30, 2022, 2023 and 2024, respectively, depending on the specific nature of the products and terms of the policies.

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

Revenue generated from wealth management operation in the fiscal year ended September 30, 2024 decreased significantly compared to the fiscal year ended September 30, 2023. For the fiscal year ended September 30, 2024, because we did not generate revenue for providing wealth management services to clients in the U.S. market. During the fiscal year ended September 30, 2024, we introduced a total of three clients to insurance brokers we work with. These three clients purchased three insurance policies in total, with an aggregate premium amount of $162,316, or $54,105 per client on average. For the fiscal year ended September 30, 2024, our weighted-average referral fee based on the total policy premiums was approximately 8.31% as two clients introduced by our subsidiaries purchased 2 critical illness insurance policies with the term of one year.

Asset management services

For the fiscal year ended September 30, 2024, our subsidiaries managed and advised the fund PGA. PGA was a FOF managed by PGAM, with PAM serving as the investment advisor. PGA was fully redeemed by its investors and closed in March 2024.

PGA’s AUM was $5,252,341, $5,095,764, and $4,547,862 as of March 28, 2024, September 30, 2023 and 2022, respectively.

With respect to the funds our subsidiaries manage or managed, our subsidiaries charge investors performance fees, management fees and subscription fees. Revenue generated from our subsidiaries’ asset management business amounted to $$25,970, $51,071, and $49,614 for the fiscal years ended September 30, 2024, 2023, and 2022, respectively, accounting for approximately 4.06%, 14.65%, and 2.38% of our total revenues for those periods, respectively. Clients for PGA may redeem their investment on a quarterly basis without any other restrictions.

The following table sets forth the changes in AUM for PGA for the periods indicated below:

PGA

AUM, as of September 30, 2021	4,589,962
Subscription	—
Redemption	—
Appreciation/(deprecation)	7,514
Fees	(49,614)
AUM, as of September 30, 2022	$4,547,862
Subscription	—
Redemption	(235,577)
Appreciation/(deprecation)	834,550
Fees	(51,071)
AUM, as of September 30, 2023	$5,095,764
Subscription	—
Redemption	—
Appreciation/(deprecation)	182,547
Fees	(25,970)
AUM, as of March 28, 2024	5,252,341

PGA’s AUM was $5,252,341, $5,095,764, and $4,547,862, respectively, as of March 28, 2024, September 30, 2023, and 2022. PGA generated a return of 2.97% for the fiscal year ended September 30, 2024, 17.60% for the fiscal year ended September 30, 2023, and a loss of 0.92% for the fiscal year ended September 30, 2022, and a return of 5.05% from establishment to September 30, 2024.

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

We did not earn performance fees for the years ended September 30, 2024, 2023 and 2022, which reflects the less favorable performance of other asset management services in the years ended September 30, 2024, 2023 and 2022.

The following table sets a breakdown of the investment performance and high-water mark of PGA for the periods indicated:

	PGA
	GAV per share	High-water mark	# of Shares
December 31, 2020	85.02	114.67	52,421
March 31, 2021	82.44	114.67	52,421
June 30, 2021	85.05	114.67	52,421
September 30, 2021	87.56	114.67	52,421
December 31, 2021	95.97	114.67	52,421
March 31, 2022	95.83	114.67	52,421
June 30, 2022	98.67	114.67	52,421
September 30, 2022	86.76	114.67	52,421
December 31, 2022	99.19	114.67	52,421
March 31, 2023	100.52	114.67	52,421
June 30, 2023	96.53	114.67	52,421
September 30, 2023	102.02	114.67	49,946
December 31, 2023	102.76	114.67	49,946
March 28, 2024	105.05	114.67	49,946

●	Management fees: For PGA, our subsidiaries generally charge a management fee of one-twelfth of 0.4% to 1.5% of the net asset value attributable to a client’s respective equity holding positions in each fund (before deduction of that months’ management fee and any accrued performance fee) on a monthly basis. The management fee is payable in U.S. dollars monthly in arrears as soon as the net asset value calculation is completed by the fund administrator and approved by PAM, the fund advisor, by the end of each month and it is nonrefundable. For our subsidiaries’ discretionary account management services, our subsidiaries charge their clients a management fee ranging from 0% to 2% of their initial investment amounts.

Management fees for the fiscal years ended September 30, 2024, 2023, and 2022 were $25,970, $51,071, and $49,614, respectively. The weighted average annual management fee rate for the fiscal years ended September 30, 2024, 2023 and 2022 were approximately 1.0%, 1.0%, and 1.0%, respectively. The management fees decreased by $25,101 for the fiscal year ended September 30, 2024 compared to the fiscal year ended September 30, 2023, mainly due to the fund was closed in March 2024. The management fees slightly increased by $1,457 for the fiscal year ended September 30, 2023 compared to the fiscal year ended September 30, 2022, mainly due to steady performance of PGA.

Advisory service fees

Our subsidiaries provided asset management related advisory services with respect to the operation and ongoing compliance of investment funds in Hong Kong. Our subsidiaries charged a fixed annual fee for acting as an ongoing advisor and a fixed rate for ongoing management service; these fees were negotiated with each client on a case-by-case basis. For the fiscal year ended September 30, 2024, 2023 and 2022, revenue from our advisory service fees was $600,437, $221,119, and $274,904, respectively, all of which represented annual advisory fees recognized for ongoing advisory services we provided to investment companies.

Operating Costs and Expenses

Our operating costs and expenses are primarily comprised of selling, general and administrative expenses, which include wages and salaries, rental fees, general and administrative expenses, share-based compensation, warrants expenses, provisions for bad debts, and amortization of right-of-use assets.

The following table sets forth the components of our selling, general and administrative expenses for the periods indicated.

	For the years ended September 30,
	2024	%	2023	%	2022	%
Wages and salaries	$469,332	6.11%	$446,317	30.56%	$475,719	68.90%
Rental fees	—	—	—	—	30,662	4.44%
General and administrative expenses	1,274,615	16.58%	321,614	22.02%	164,649	23.85%
Shares-based compensation	2,602,175	33.85%	—	—	—	—
Warrants expenses	1,145,000	14.90%	—	—	—	—
Provisions for bad debts	1,997,880	25.99%	628,654	43.04%	19,379	2.81%
Amortization of right-of-use assets	197,801	2.57%	63,932	4.38	—	—
Total selling, general and administrative expenses	$7,686,803	100.00%	$1,460,517	100.00%	$690,409	100.00%

Wages and salaries

Wages and salaries consist of compensations and benefits related to our management and staff, which accounted for approximately 6.11%, 30.56%, and 68.90% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

Rental fees

Rental fees consist of our office rental expenses for our operation. The amount of rental fees accounted for approximately nil, nil, and 4.44% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

Shares-based compensation

Shares-based compensation consists of consulting services and R&D expenses for our operations. The amount of service fees accounted for approximately 33.85%, nil, and nil of our total selling, general and administrative expenses for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

Warrants expenses

Warrants expenses consist of the warrants offered to the service providers for our operations. The amount of warrants expenses accounted for approximately 14.90%, nil, and nil of our total selling, general and administrative expenses for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

General and administrative expenses

General and administrative expenses primarily consist of daily operational administrative expenses such as business registration expenses, legal, professional and audit fees, traveling expenses and miscellaneous, which accounted for approximately 16.58%, 22.02%, and 23.85% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

Provisions for credit losses

Provisions for credit losses include provisions of $1,997,880, $628,654, and $19,379 booked for uncollected accounts receivable and financial assets in the fiscal years ended September 30, 2024, 2023 and 2022, respectively. The amount of provisions for credit losses accounted for approximately 25.99%, 43.04%, and 2.81% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

Amortization of right-of-use assets

Amortization of right-of-use assets consist of our office amortization of right-of-use assets for our operation. The amount of amortization of right-of-use assets accounted for approximately 2.57%, 4.38%, and nil of our total selling, general and administrative expenses for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

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

United States

The U.S. subsidiary PWAI is subject to a federal corporate income tax rate of 21% and California state income tax at a rate of 8.84%. PWAI had no assessable income that was derived in the United States for the year ended September 30, 2024, 2023 and 2022 and therefore no income tax has been provided.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$256,000), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$256,000). Our subsidiaries registered in Hong Kong are now subject to the new assessments in Hong Kong beginning in our fiscal year 2019. If, at the end of the basis period of the entity for the relevant year of assessment, the entity has one or more connected entities, the two-tiered profits tax rates would only apply to the one which is nominated to be chargeable at the two-tiered rates. The others would not qualify for the two-tiered profits tax rates and will continue to be subject to the rate of 16.5%. From the year of 2018/2019 onwards, PAM elected the two-tiered profits tax rates. Our Hong Kong subsidiary, PWM, in Hong Kong did not have assessable profits that were derived in Hong Kong for the fiscal years ended September 30, 2024, 2023 and 2022. Therefore, no Hong Kong profit tax has been provided for the fiscal years ended September 30, 2024, 2023 and 2022. PPWM, our BVI subsidiary, is doing business in Hong Kong and derives its income primarily in the region. PPWM is subject to Hong Kong profit tax with statutory tax rate of 16.5% according to the relevant tax laws and regulations of Hong Kong. PAM, our Hong Kong subsidiary, is doing business in Hong Kong and derives its income primarily in the region. PAM is subject to Hong Kong profit tax and has elected the two-tiered profits tax rates from the year of 2018/2019 onwards.

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

Comparison of Results of Operations for the Years Ended September 30, 2024 and 2023

	For the years ended September 30,
	2024	2023
Net revenue
Wealth management services
Referral fees	$13,505	$76,338
Subtotal	13,505	76,338

Asset management services
Advisory service fees	600,437	221,119
Management fees	25,970	51,071
Subtotal	626,407	272,190
Total net revenue	639,912	348,528

Operation cost and expenses
Selling, general and administrative expenses	7,686,803	1,460,517
Total operation cost and expenses	7,686,803	1,460,517

Loss from operations	(7,046,891)	(1,111,989)

Other income	166,949	68,762

Loss before income taxes benefit	(6,879,942)	(1,043,227)
Income taxes benefit	(3,112)	(7,476)

Net Loss	$(6,876,830)	$(1,035,751

Other comprehensive loss
Foreign currency translation adjustment	(12,122)	4,328
Total comprehensive loss	$(6,888,952)	$(1,031,423)

Fiscal Year Ended September 30, 2024 Compared to Fiscal Year Ended September 30, 2023

Revenue

Our total net revenue was $639,912 and $348,528 for the years ended September 30, 2024 and 2023, respectively. Revenue generated from wealth management services in the fiscal year ended September 30, 2024 decreased significantly, and revenue generated from asset management services decreased slightly compared to the fiscal year ended September 30, 2023.

Our revenue generated from wealth management services was $13,505 for the year ended September 30, 2024, accounting for approximately 2.11% of our total net revenue, represented a significant decrease of $62,833, or approximately 82.31% compared to the same period in 2023. The decrease was primarily due to the fact that a decrease in revenue for providing wealth management services to HK client.

Our revenue generated from asset management services increased by $354,217, or approximately 130.14%, for the fiscal year ended September 30, 2024 as compared to the fiscal year ended September 30, 2023. The increase was due to increased revenue in the aggregate of $379,318, or approximately 171.54% from advisory service fees generated from ongoing advisory services we provided to investment companies.

Operation cost and expenses

Our operating costs and expenses are comprised of selling, general and administrative expenses, which include wages and salaries, rental fees, general and administrative expenses, provisions for bad debts, and amortization of right-of-use assets.

Wages and salaries were $469,332 for the fiscal year ended September 30, 2024, representing an increase of $23,015 compared to the fiscal year ended September 30, 2023. Rental fees were nil for the year ended September 30, 2024, which was the same compared to the fiscal year ended September 30, 2023. Our general and administrative expenses for the years ended September 30, 2024 and 2023 were $1,274,615 and $321,614, respectively, representing an increase of $953,001 compared to the fiscal year ended September 30, 2023. General and administrative expenses mainly comprise of daily operational administrative expenses, including group management fees, business registration expenses, audit fees, legal fees and traveling expenses. Shares-based compensation for the years ended September 30, 2024 and 2023 were $2,602,175 and nil, respectively, representing the consulting services fee and R&D expenses for our operations. Warrants expenses for the years ended September 30, 2024 and 2023 were $1,145,000 and nil, respectively, representing the warrants offered to the service providers. A provision of $1,997,880 booked for uncollected accounts receivable and financial assets accounted for approximately 25.99% of our total selling, general and administrative expenses for the fiscal year ended September 30, 2024. Amortization of right-of-use assets were $197,801 for the year ended September 30, 2024, representing an increase of $133,869 compared to the fiscal year ended September 30, 2023.

Income tax benefit

Income tax benefit was $3,112 for the year ended September 30, 2024 primarily because the Company incurred loss from subsidiaries’ operations. Income tax benefits was $7,476 for the year ended September 30, 2023. Our effective tax rate was 0.05% and 0.72% for the years ended September 30, 2024 and 2023, respectively.

Net loss

As a result of the foregoing, our net loss were $6,876,830 for the years ended September 30, 2024 and $1,035,751 for the year ended September 30, 2023, respectively.

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

Wages and salaries were $446,317 for the fiscal year ended September 30, 2023, representing a decrease of $29,402 compared to the fiscal year ended September 30, 2022. Rental fees were nil for the years ended September 30, 2023, representing a decrease of $30,662 compared to the fiscal year ended September 30, 2022. Our general and administrative expenses for the years ended September 30, 2023 and 2022 were $321,614 and $164,649, respectively, representing an increase of $156,965 due to the incurrence of more operational administrative expenses in fiscal year 2023. General and administrative expenses mainly comprise of daily operational administrative expenses, including group management fees, business registration expenses, audit fees, legal fees and traveling expenses. A provision of $628,654 booked for uncollected accounts receivable and financial assets accounted for approximately 43.04% of our total selling, general and administrative expenses for the fiscal year ended September 30, 2023. Amortization of right-of-use assets were $63,932 for the years ended September 30, 2023, representing an increase of $63,932 compared to the fiscal year ended September 30, 2022.

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

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our business operations and capital contributions by our shareholders. We received net proceed from IPO of $1,835,297 for the year ended September 30, 2023 and capital injections by our shareholders of nil, nil, and $69,000 for the years ended September 30, 2024, 2023 and 2022, respectively.

As of September 30, 2024, 2023 and 2022, we had cash and cash equivalents of $13,190, $431,307, and $66,778, respectively. Our cash and cash equivalents consist of on demand deposits placed with banks which are unrestricted as to withdrawal and use, and were held by our subsidiaries. As of September 30, 2024, 2023 and 2022, we had restricted cash of nil, $200,000, and nil, respectively. Cash that are restricted as to withdrawal or use for current operations are classified as restricted cash. Restricted cash mainly represents the cash, which was from the proceeds of IPO, held in an escrow account for a period of 12 months from the closing of the IPO.

We are operating at a net loss of $6,876,830 and cash used in operating activities of $1,655,162 for the year ended September 30, 2024. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the successful operation of our connected solution, timely collection of payment from our customers and the availability of additional funding. In the next 12 months, we will rely on the cash flow from operating activities and funds raising from equity and/or debt after the filing of this annual report. However, there is no assurance that we will be able to raise adequate funds at acceptable terms, and there is no assurance that we will be successful in achieving its strategic plans to fund its operations going forward.

Changes in Our Financial Position

As of September 30, 2024, our cash and cash equivalents were $13,190, representing a decrease of $418,117 from $431,307 as of September 30, 2023. As of September 30, 2024, our restricted cash were nil, representing a decrease of $200,000 from $200,000 as of September 30, 2023, which mainly represents the cash, which was from the proceeds of IPO, held in an escrow account for a period of 12 months from the closing of the IPO. As of September 30, 2024 our accounts receivable was $12,916, representing a decrease of $260,341 from $273,257 as of September 30, 2023, which represents the amount to be collected from clients to whom we provide wealth management services. As of September 30, 2024, our contract asset was $483, representing a decrease of $91,082 from $91,565 as of September 30, 2023. As of September 30, 2024, amounts due from related parties were nil, representing a significant decrease of $1,592,593 from $1,592,593 as of September 30, 2023, primarily due to allowance for credit losses. As of September 30, 2024, our current right-of-use assets and non-current right-of-use assets were $158,458 and nil, respectively. As of September 30, 2024, our prepaid expenses and other assets, current and non-current were $5,348,636, representing an increase of $5,213,532 from $135,104 as of September 30, 2023, primarily due to the deposit for pre-acquisition. As of September 30, 2024, our note receivable was $753,699, representing a decrease of $3,002,095 from $3,755,794 as of September 30, 2023, which mainly due to loan and interest repayment from third party. As of September 30, 2024, our income tax payable was $15,057, representing a decrease of $12,591 from $27,648 as of September 30, 2023, mainly due to the payment of tax payable for the prior years. See “— Key Components of Consolidated Statements of Comprehensive Income — Taxation.”

As of September 30, 2023, our cash and cash equivalents were $431,307, representing an increase of $364,529 from $66,778 as of September 30, 2022. As of September 30, 2023, our restricted cash were $200,000, representing an increase of $200,000 from nil as of September 30, 2022, which mainly represents the cash, which was from the proceeds of IPO, held in an escrow account for a period of 12 months from the closing of the IPO. As of September 30, 2023 our accounts receivable was $273,257, representing a decrease of $8,375 from $281,632 as of September 30, 2022, which represents the amount to be collected from clients to whom we provide wealth management services. As of September 30, 2023, our contract asset was $91,565, representing a decrease of $45,436 from $137,001 as of September 30, 2022. As of September 30, 2023, amounts due from related parties were $1,592,593, representing a significant decrease of $1,402,653 from $2,995,246 as of September 30, 2022, primarily due to a loan principal and the related interests repayment from a related party of $1.41 million. As of September 30, 2023, our current right-of-use assets and non-current right-of-use assets were $213,814 and $140,898, respectively. As of September 30, 2023, our prepaid expenses and other assets, current and non-current were $135,104, representing a decrease of $2,271,886 from $2,406,990 as of September 30, 2022, primarily due to the deferred offering cost. As of September 30, 2023, our note receivable was $3,755,794, representing an increase of $3,755,794 from nil as of September 30, 2022, which mainly due to a loan principal to a third party of $3.75 million and related interest from the third party of $53,866. As of September 30, 2023, our income tax payable was $27,648, representing a decrease of $254,737 from $282,385 as of September 30, 2022, mainly due to the payment of tax payable for the prior years. See “— Key Components of Consolidated Statements of Comprehensive Income — Taxation.”

Comparison of Cash Flows for the Years Ended September 30, 2024 and 2023

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended September 30,
	2024	2023
Summary of our cash flows
Net cash used in operating activities	$(1,655,162)	$(996,581)
Net cash used in investing activities	(1,759,194)	(2,335,660)
Net cash provided by financing activities	2,750,000	3,917,462
Effect of exchange rate changes on cash and cash equivalents	46,199	(20,692)
Net (decrease) increase in cash and cash equivalents and restricted cash	(618,117)	564,529
Cash and cash equivalents and restricted cash, beginning balance	631,307	66,778
Cash and cash equivalents and restricted cash, ending balance	$13,190	$631,307
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	13,190	431,307
Restricted cash	—	200,000
Total cash and cash equivalents, and restricted cash shown in the statement of cash flows	13,190	631,307

Net cash used in operating activities

Net cash used in operating activities was $1,655,162 for the year ended September 30, 2024. This was due to a net loss of $6,876,830, an increase of net deferred tax of $3,112, a decrease of bad debt provision of $1,997,880, a decrease of amortization of right-of-use assets of $197,801, a decrease of interest on lease liabilities of $19,696, a decrease of shares-based compensation of $2,602,175 and a decrease of warrants expenses of $1,145,000. The effect of changes in working capital mainly includes: (1) a decrease of $263,084 in accounts receivable from our customers; (2) a decrease of contract asset of $17,739; (3) an increase of $52,767 in amounts due from related parties mainly due to salary and other expense paid by the Company on behalf of related parties; (4) an increase of $691,742 in prepaid expenses and other assets; (5) an increase of income tax receivable of $10,683; (6) an increase of $221,988 in lease; (7) a decrease of $12,725 in income tax payable; and (8) a decrease of $28,690 in other payables and accrued liabilities.

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

Net cash used in investing activities

Net cash used in investing activities amounted to $1,759,154 for the fiscal year ended September 30, 2024, due to a loan to a third party of $1,060,000, loan and interest repayment from a third party of $4,050,846, prepaid deposit for acquisition of subsidiary of $2,000,000 and deposit for long term investment of $2,750,000. Net cash used in investing activities amounted to $2,335,660 for the fiscal year ended September 30, 2023, due to a loan to a third party of $3,750,000, and loan and interest repayment from a related party of $1,414,340.

Net cash provided by (used in) financing activities

Net cash provided by financing activities amounted to $2,750,000 for the fiscal year ended September 30, 2024, mainly due to deposit received from securities purchase of $2,750,000. Net cash provided by financing activities amounted to $3,917,462 for the fiscal year ended September 30, 2023, mainly due to proceeds from our initial public offering of $5,750,000 and deferred costs for our initial public offering of $1,832,538.

Comparison of Cash Flows for the Years Ended September 30, 2023 and 2022

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended September 30,
	2023	2022
Summary of our cash flows
Net cash (used in) provided by operating activities	$(996,581)	$1,160,829
Net cash used in investing activities	(2,335,660)	(1,357,948)
Net cash provided by (used in) financing activities	3,917,462	(471,754)
Effect of exchange rate changes on cash and cash equivalents	(20,692)	(14,570)
Net increase (decrease) in cash and cash equivalents and restricted cash	564,529	(683,443)
Cash and cash equivalents and restricted cash, beginning balance	66,778	750,221
Cash and cash equivalents and restricted cash, ending balance	$631,307	$66,778
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	431,307	66,778
Restricted cash	200,000	—
Total cash and cash equivalents, and restricted cash shown in the statement of cash flows	631,307	66,778

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

Contractual Obligations

Our contractual obligations as of September 30, 2024 consisted of approximately $180,517 in lease commitments expiring on July 17, 2025 (inclusive). We lease our office premises under one (2023: one) non-cancelable (unless duly cancelled by written agreement of the parties) operating leases with rental fee of HK$ HK$151,712 (2023: HK$151,712) per month (approximately $19,416) (2022: approximately $19,373).

Minimum future commitments under non-cancelable operating lease agreements as of September 30, 2024 are as follows:

Year Ending September 30,	Lease Commitment
2025	165,964
Total	$165,964

Capital Expenditures

We do not have any capital expenditures.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company — B. Business Overview — Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

In February 2015, the Financial Accounting Standards Board (“FASB”) issued amended consolidation guidance with the issuance of ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The revised consolidation guidance, among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are VIEs, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. In evaluating whether the investment funds in the legal form of limited partnership the Company manages as general partner should be consolidated or not, the Company firstly assesses whether there is any interest it has constituted a variable interest. The Company concludes that (i) the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services, (ii) the Company does not hold other interest in the investment funds that individually, or in aggregate, would absorb more than an insignificant amounts of expected loss or receive more than an insignificant amount of the expected residual returns from the investment funds, (iii) the services arrangement includes only terms, conditions or amounts that are customarily present and at arm’s length, therefore are not deemed as variable interests. For purposes of the assessment, any variable interest in an entity that is held by a related party of the decision maker or service provider was considered in the analysis. Specifically, the Company includes its direct variable interests in the entity and its indirect variable interests in the entity held through related parties, considered on a proportionate basis. After evaluating the impact of the above guidance, management determined that the Company did not have a variable interest in the investment fund the Company manages as general partner and there was no investment fund that should be consolidated as of September 30, 2024, 2023 and 2022.

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

Disaggregation of revenue

The following table illustrates the disaggregation of revenue:

	For the years ended September 30,
	2024	2023	2022
Revenue
Referral fees	$13,505	$76,338	$1,760,760
Advisory service fees	600,437	221,119	274,904
Management fees	25,970	51,071	49,614
Net Revenue	$639,912	$348,528	$2,085,278

	For the years ended September 30,
	2024	2023	2022
Timing of Revenue Recognition
Services transferred at a point in time	$13,505	$76,338	$1,760,760
Services transferred over time	626,407	272,190	324,518
Balance at end of the year	$639,912	$348,528	$2,085,278

Contract assets

We do not have unconditional right to the consideration for referral fee services until all promises have been fulfilled and therefore initially records a contract asset when recognizing revenue. Upon fulfillment of referral fee services, contract assets will be reclassified as a receivable. Contract assets recognized were $483 and $91,565, as of September 30, 2024 and 2023, respectively.

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

The Company recorded an allowance for credit losses on accounts receivables of $88, $87,160, and nil as of September 30, 2024, 2023 and 2022, respectively. During the year ended September 30, 2024 and 2023, the Company had written off accounts receivable in the amount of nil, and nil, respectively. The Company recognized an allowance on contract assets, note receivables, prepaid expenses, deposits and other receivables recorded in prepaid expenses and other assets and amount due from related parties subjected to expected credit loss of $2,031,493 as of September 30, 2024.

Allowance for prepaid deposit for acquisition

In May 2019, the Company made a payment of HK$16 million to a potential acquisition target investee as investment. After the payment, during the due diligence and negotiation process, the Company noted that the potential transaction did not meet its initial expectation; the Company decided to cancel the potential transaction. The Company and the target investee have entered into an agreement, pursuant to which the Company will charge an annual interest rate of 6.5% for the HK$16 million ($2,040,296) starting from October 1, 2019. The Company received HK$4 million of principal and the related interests incurred for the period from October 2019 to February 2020 from the target investee in March 2020 and did not receive any other amounts since then. As of September 30, 2024, 2023 and 2022, the Company booked the allowance of uncollectible prepaid deposit for acquisition of HK$12 million ($1,543,210, $1,532,371, and $1,525,165, respectively). Over a period of more than two years, the Company actively pursued collection, including taking legal action. Upon consultation with its litigation counsel, the Company had sent formal “Letters before Action” several times to press for payment, but with no result to date. The Company is preparing to initiate arbitration proceedings in an attempt to collect the prepaid balance. Because the Company has not officially started the proceedings after the “Letters before Action”, the Company still reserves available legal means of collection. The Group will consider writing off any balance if the probability of recovering the prepaid deposit for acquisition is low based on the progress of the potential arbitration proceedings and after discussions with its litigation counsel in the future.

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

On November 27, 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 is designed to improve the reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the CODM. All public entities will be required to report segment information in accordance with the new guidance starting in annual periods beginning after December 15, 2023, with early adoption permitted. The Group is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Group is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

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

Name	Age	Position(s)
Kazuho Komoda	41	Chief Executive Officer, Director, and Chairman of the Board of Director
Chi Tak Sze	75	Director
Ngat Wong	41	Chief Financial Officer and Chief Operating Officer
H. David Sherman	76	Independent Director
Adam (Xin) He	52	Independent Director
Junlin Bai	44	Independent Director

The following is a brief biography of each of our executive officers, directors, and director appointees:

Mr. Kazuho Komoda served as the Company’s Chief Executive Officer since December 2024 and has been the director and chairman of the board since January 2025. Mr. Komoda has more than ten years of experience managerial and operational experience in international business. Mr. Komoda founded Tokyo Bay Management Inc., a wealth management service provided operated in Tokyo in 2024. From 2023 to 2024, Mr. Komoda focused on wealth management business in Japan and accumulated abundant resources in wealth management and family office industry in Japan. From 2020 to 2023, Mr. Komoda was the Chief Executive Officer of The beef company, his Japanese Miyazaki Wagyu family business in Japan, where he was responsible for investment, financing and business development. From 2018 to 2020, Mr. Komoda served as Overseas Partner of Beijing 10 FUND (Beijing) Capital Management Co., Ltd., where he developed overseas fundraising channels, organized overseas cross-over forums for international brand recognition and managed the investment into AI, Education, and Consumer Goods industries. From 2013 to 2018, Mr. Komoda served as Co-founder and Chief Operational Officer of Beijing Alesca Life Technologies Ltd, where he designed and built hydroponic vertical farm in shipping container, found the world’s first FAAS concept product and formed mass production line, raw material supply chain management to create total production to sales model. Previously, Mr. Komoda founded Seoul A.S.K. Partners Co., Ltd., and served as Chief Executive Officer from 2012 to 2013. In addition, Mr. Komoda was overseas sales manager and operation assistant of Tokyo SENKO Advanced Components Limited from 2008 to 2012. Mr. Komoda graduated from Canada McGill University in major of marketing and international business in 2008.

Mr. Chi Tak Sze is our founder and director. Mr. Sze is an experienced investor focusing on real estate and financial industry investment. Mr. Sze founded Prestige Financial Holdings Group Limited, a financial service holding company, in 2004. Mr. Sze served as the managing director at King Kong Investment Limited, a real estate investment company in Macau, and Hang Tak Investment Limited, a real estate investment company in Macau, from 1998 to 2005. Mr. Sze enrolled and completed an Executive Program in Accounting in the School of Economics and Management in Wuhan University (China) from 1984 to 1987.

Mr. Ngat Wong has served as our Chief Financial Officer since April 2020, and as Chief Operating Officer since February 2019. Mr. Wong had worked with Prestige Financial Holding Group from 2015 to January 2019 as a managing partner focusing on its development. From 2007 to 2015, Mr. Wong served as an associate director of the investment banking division at CLSA Capital Markets Limited, a securities and investment group in Hong Kong, where his practice fields covered equity financings, debt offerings, pre-IPO investments, private placements and M&A advisory. Prior to that, Mr. Wong worked at Goldman Sachs (Asia) as a business analyst in the investment banking division from 2006 to 2007. Mr. Wong received his bachelor’s degree in Finance and Accounting from The University of British Columbia in 2006 and his master’s degree in Business Administration from The University of Chicago Booth School of Business in 2017.

Mr. H. David Sherman has served as our independent director since June 2023. Mr. Sherman is a professor who has over 30 years of academic and professional experience in accounting and auditing. Mr. Sherman has been a professor at Northeastern University since 1984, specializing in, among other areas, financial and management accounting, global financial statement analysis and contemporary accounting issues. Mr. Sherman has served as Trustee and Chair of Audit Committee for American Academy of Dramatic Arts, the oldest English language acting school in the world, since January 2014, and as Board member. From 2019 to present, Mr. Sherman served as a director and a member of Audit Committee of NUVVE Holdings Corp. (Nasdaq: NVVE). Mr. Sherman is a director and audit committee chair of Xiao-I Corp (NASDAQ: AIXI) an AI company in Beijing China since May 2023 and is director and audit chair of Natures Miracle Holdings, Inc. (NASDAQ: NMHI) is a hydroponic agriculture since March 2024. Mr. Sherman served as the Chair of the Audit Committee and Compensation Committee of Agfeed Corporation (OTC: FEED), a hog production business. From February 2011 to May 2016. Mr. Sherman was previously on the faculty of the Sloan School of Management at Massachusetts Institute of Technology (MIT) from 1980 to 1985 and, among other academic appointments, held an adjunct professorship at Tufts Medical School and was a visiting professor at Harvard Business School (2015). From 2004 to 2005, Professor Sherman was an Academic Fellow at the SEC in the Division of Corporate Finance’s Office of Chief Accountant. Mr. Sherman earned his Doctorate Degree in Accounting and Accountability Systems from Harvard Business School in 1981. Mr. Sherman earned his master’s degree in business administration (MBA) from Harvard Business School in 1971 and his bachelor’s degree in economics from Brandeis University in 1969. He was Cum Laude with Honors in Economics. Mr. Sherman is a CPA certificate holder.

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

B. Compensation of Directors and Executive Officers

During the fiscal year ended September 30, 2024, we paid an aggregate of approximately US$0.33 million in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

Our employment agreement with Mr. Hongtao Shi, our previous Chief Executive Officer, has a term of three years and provides for an annual salary of $120,000, payable upon effectiveness of our registration statement on our Form F-1 on June 30, 2023. The employment agreement has been automatically extended for another three years since the expiration of the initial term on January 31, 2022, but was terminated on December 20, 2024, upon Mr. Hongtao Shi’s resignation as Chief Executive Officer.

Our employment agreement with Mr. Kazuho Komoda, our Chief Executive Officer, has a term of three years beginning on December 20, 2024, and provides for an annual salary of $102,000.

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

Share Incentive Plan

We approved the Prestige Wealth Inc. Equity Incentive Plan on December 30, 2024, which we refer to as the Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued under the Plan is 4,500,000 Ordinary Shares. As of the date of this annual report, we have not granted any awards under this Plan to our executive officers and directors.

The following paragraphs describe the principal terms of the Plan:

Types of Awards. The Plan provides for the granting of Non-qualified Share Options, Restricted Share Awards, Restricted Share Unit Awards, Unrestricted Share Awards, Distribution Equivalent Right Awards, Performance Share Awards, Performance Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, or any combination thereof, and solely for non-U.S. employees, Incentive Share Options.

Plan Administration. The Plan will be administered by a committee comprised of two (2) or more members of the Board who are independent directors or are the non-employees of the Company (the “Committee”) to be appointed by the Board, which, if necessary, in the Board’s discretion, will in compliance with Rule 16b-3 under the Exchange Act or relevant securities exchange or inter-dealer quotation service.

Eligibility. We may grant awards to employees, directors and/or consultants determined by the Committee to be eligible for participation in the Plan in accordance with its terms.

Vesting Schedule. In general, the Committee determines the vesting schedule, which is specified in the relevant award agreements.

Exercise of Awards. In general, the Committee determines the exercise or purchase price, as applicable, for each award, which is stated in the relevant award agreements. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the Committee determines at the time of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the Plan or the relevant award agreements or otherwise determined by the Committee, such as transfers (i) by will or by the laws of descent and distribution or (ii) where permitted under applicable tax rules, by gift to any family member of the participant, subject to compliance with applicable laws.

Amendment and Termination of the Plan. The Plan will terminate on the 10 year anniversary of its adoption by the Board (except as to awards outstanding on that date).

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

Terms of Directors and Executive Officers

Our directors may be elected by a majority of votes of our board of directors present and voting at a board meeting, or by an ordinary resolution of our shareholders. Our directors shall hold office until the expiration of their respective terms or until their successors are elected or appointed. A director may be removed from office by an ordinary resolution of our shareholders. A director's office will be vacated if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) dies or becomes of unsound mind, (iii) resigns his or her office by notice in writing to the company, (iv) is prohibited by law from being a director, or (v) ceases to be a director by virtue of any provision of the applicable laws of the Cayman Islands or is removed from the office pursuant to our Second Amended and Restated Articles of Association.

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

Corporate Governance Practices

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to Nasdaq corporate governance listing standards. However, Rule 5615(a)(3) of The Listing Rules of the Nasdaq Stock Market (the “Nasdaq Rules”) permits foreign private issuers like us to follow certain home country corporate governance practices in lieu of certain provisions of the Rule 5600 Series of the Nasdaq Rules. A foreign private issuer that elects to follow a home country practice instead of such provisions, must disclose in its annual reports each requirement that it does not follow and describe the home country practice followed by it.

Our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

●	Shareholder Approval. Rule 5635(c) requires shareholder approval for certain issuances of securities. In this regard we have elected to adopt the practices of our home country. In accordance with the provisions of our Amended and Restated Memorandum and Articles of Association, our board of directors is authorized to issue securities, including ordinary shares, warrants and convertible notes.

●	Shareholders Meeting. Rule 5620 requires meetings of shareholders shall be held annually. In this regard we have elected to adopt the practices of our home country. In accordance with the provisions of our Amended and Restated Memorandum and Articles of Association, we do not need to hold the annual shareholders meeting.

D. Employees

We and our subsidiaries had 4 full-time employees as of September 30, 2024. The table below sets forth the number of our and our subsidiaries’ employees categorized by function as of September 30, 2024. All of our employees and our subsidiaries’ employees are located at our subsidiaries’ only office in Hong Kong.

As of September 30, 2024
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

E. Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions — 7.A. Major Shareholders.”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of February 13, 2025, by:

●	each of our directors and executive officers;

●	all of our directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 31,641,959 ordinary shares issued and outstanding as of February 13, 2025 comprised of 18,886,170.2 Class A ordinary shares and 12,755,788.8 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned as of February 13, 2025
					Percentage of
					total ordinary	Percentage of
	Class A ordinary share		Class B ordinary share		shares on an as	aggregate
	Number	%	Number	%	converted basis	voting power*
Directors and Executive Officers:
Chi Tak Sze (1)	—	—	—	—	—	—
Kazuho Komoda (2)	—	—	300,000.0	2.35%	0.95%	2.19%
Ngat Wong (3)	304,000.0	1.61%	1,014,117.0	7.95%	4.16%	7.51%
H. David Sherman (1)	—	—	—	—	—	—
Adam (Xin) He (1)	—	—	—	—	—	—
Junlin Bai (1)	—	—	—	—	—	—
All directors and executive officers as a group	304,000.0	1.61%	1,314,117.0	10.30%	5.11%	9.70%
Principal Shareholders:
PFHGL(4) (5)	—	—	2,236,383.8	17.53%	7.07%	16.32%
Qianfan Wang (4)	—	—	1,717,641.0	13.47%	5.43%	12.54%
Danna He (4)	1,740,183.0	9.21%	—	—	5.50%	0.64%
Xinghua Yang (4)	1,663,596.0	8.81%	—	—	5.26%	0.61%

*	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Director.

(2)	Chairman of the Board of Directors and Chief Executive Officer.

(3)	Chief Financial Officer and Chief Operating Officer.

(4)	Shareholder with more than 5% of our Ordinary Shares.

(5)	PFHGL is presently undergoing a court winding up process. Paul Preiove and Johnhy Law are the joint liquidators of PFHGL.

7.B. Related Party Transactions

Material Transactions with Related Parties

Amounts due from related parties

Transactions with PFHGL

We had amount due from PFHGL, formerly wholly owned by Mr. Chi Tak Sze, our director, in the amount of $1,686,600 as of September 30, 2024, $1,592,593 as of September 30, 2023, and $2,993,971 as of September 30, 2022. The balance as of September 30, 2024 and 2023 mainly represented the balance due from PFHGL for its operation purpose, which was due upon request. On December 7, 2024, the Company received a letter and was informed that PFHGL was in liquidation by an Order made by the Eastern Caribbean Supreme Court in the British Virgin Islands since December 2, 2024. As of the date of this report, the Company has claimed the amount due from PFHGL to the Joint Liquidators’ office of PFHGL in an attempt to collect the balance. As of September 30, 2024, the Company fully booked the allowance of the amount due from PFHGL, and the Company was still in the process of collection. Therefore, as of September 30, 2024, the Company did not write off the balance. The balance as of September 30, 2022 mainly represented a payment of HK$8.65 million (approximately $1.1 million) for brand promotion fee and a loan principal and the related interests of HK$11.06 million (approximately $1.41 million). We entered into a loan agreement with PFHGL on March 31, 2022 with the principal in amount of US$1.72 million with term in six months and annual interest in 6.5% respectively. US$1.37 million and US$0.35 million were paid by one of our subsidiaries on March 31, 2022 and May 12, 2022 to PFHGL, respectively. As of October 19, 2022, US$1.21 million of the principal and interest had been paid back by PFHGL under this loan agreement. We entered into a supplementary agreement with PFHGL to extend the due date for the remaining $0.56 million of the principal to a date that is immediately before the effectiveness of the Company’s registration statement, with the outstanding amount payable at any time, at the same interest rate as provided in the original loan agreement. As of December 1, 2022, the remaining $0.56 million of the principal and its interest had been repaid in full to the Company by PFHGL.

Transactions with Prestige Securities Limited (“PSL”).

We had amount due from PSL, wholly owned by PFHGL, in the amount of $15,432. The balance mainly represented the rental fees due from PSL. As of September 30, 2024, the Company fully booked the allowance of the amount due from PSL considering the status of PFHGL.

Amounts due to related parties

Transactions with Director and officer

We had amount due to Mr. Ngat Wong, Chief Financial Officer of the Company, in the amount of $20,600 as of September 30, 2024, nil as of September 30, 2023 and 2022. The balance mainly represented expenses paid by Mr. Ngat Wong on behalf of the Company. We had amount due to Mr. Hongtao Shi, former Chief Executive Officer and former Chairman of the Board of Directors of the Company, in the amount of $65,001 as of September 30, 2024, nil as of September 30, 2023 and 2022. The balance mainly represented expenses paid by Mr. Hongtao Shi on behalf of the Company.

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

10.B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our Second Amended and Restated Memorandum and Articles of Association and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

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

Registered Office and Objects

Our registered office in the Cayman Islands is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

According to Clause 3 of our Second Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our second memorandum and articles of association provide that upon the written requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the total issued and paid up share capital of the Company at the date of deposit of the requisition, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our second memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may have a share capital divided into shares of no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

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

United States Taxation

The U.S. subsidiary PWAI is subject to a federal corporate income tax rate of 21% and California state income tax at a rate of 8.84%. PWAI had no assessable income that was derived in the United States for the year ended September 30, 2024, 2023 and 2022 and therefore no income tax has been provided.

Hong Kong Enterprise Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the year of assessment of 2016/2017 and 2017/2018. As from year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$256,000), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$256,000).

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

As of September 30, 2024, 2023 and 2022, the Group has no significant foreign currency risk because most of the transactions are denominated in Hong Kong dollar or the United States dollar. Since Hong Kong dollar is pegged to the United States dollar, the Group’s exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2024. Based on that evaluation, our CEO and CFO concluded that, as of September 30, 2024, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting as of and for the years ended September 30, 2023, and 2022.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Yu Certified Public Accountant, P.C., our principal external auditor, for the periods indicated.

	For the years ended September 30,
	2023	2024
Audit fees (1)	$280,000	$280,000
Other Service fee	—	—
Total	$280,000	$280,000

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As approved by the shareholders and the board of directors, on December 29, 2023, the Company repurchased 5,135,788.8 Class A Ordinary Shares from PFHGL out of the proceeds of the fresh issuance of 5,135,788.8 Class B Ordinary Shares to PFHGL made for the purposes of the repurchase, issue 5,135,788.8 Class B Ordinary Shares to PFHGL for the purposes of the repurchase, and allocate the proceeds from such issue to pay for such repurchase.

Mr. Kazuho Komoda, our Chief Executive Officer, was the seller of Tokyo Bay Management Inc, a company incorporated under the laws of the British Virgin Islands, which entered into a share purchase agreement with the Company on November 12, 2024. The total purchase price is US$1,500,000, subject to customary closing purchase price adjustments, in the form of 2,500,000 newly issued Class B ordinary shares of the Company at a price per Class B ordinary share of US$0.60 to Mr. Kazuho Komoda and key employees of Tokyo Bay. The Company will also grant warrants to purchase 1,875,000 Class A ordinary shares of the Company at an exercise price per share equal to US$0.72 to the seller parties. The warrants will become exercisable on the six-month anniversary of the issuance date and will expire on the fifth anniversary from the date on which they become exercisable. The acquisition of Tokyo Bay closed on December 16, 2024. Mr. Kazuho Komoda received 300,000 Class B ordinary shares and warrants to purchase 225,000 Class A ordinary shares of the Company at an exercise price per share equal to US$0.72 upon close of the transaction.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 30, 2023, the audit committee (the “Audit Committee”) of the board of directors of the Company resolved to dismiss Marcum Asia CPAs LLP (“MarcumAsia”) as the Company’s independent registered public accounting firm, effective October 30, 2023.

For the fiscal years ended September 30, 2022 and 2023, as well as up to the filing of the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2024, on February 13, 2025. MarcumAsia has neither provided any adverse opinion or qualifications on the Company’s financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to MarcumAsia’s satisfaction, would have caused MarcumAsia to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

For the fiscal years ended September 30, 2022 and 2023, as well as up to the filing of the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2024, on February 13, 2025, there was no “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F, except that there were material weaknesses identified related to: (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; and (iii) a lack of independent directors and an audit committee.

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

ITEM 16K. CYBERSECURITY.

Not applicable as the Company’s current fiscal year ended September 30, 2024.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

PRESTIGE WEALTH INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Prestige Wealth Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Prestige Wealth Inc. (the “Company”) and its subsidiaries (collectively referred to as the “Group”), as of September 30, 2024 and 2023, the related consolidated statement of comprehensive (loss) income, consolidated statement of shareholders’ equity, and consolidated statement of cash flows, for each of the two years ended September 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group as of September 30, 2024 and 2023, and the results of its operations and its cash flows, for each of the two years ended September 30, 2024, in conformity with generally accepted accounting principles in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. As discussed in Note 2 of the consolidated financial statements, the Group has incurred operating losses, and negative cash flows from operating activities. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
February 13, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Prestige Wealth Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of comprehensive income of Prestige Wealth Inc. (the “Company”) for the year ended September 30, 2022, the related consolidated statement of changes in shareholders’ equity and cash flow for the year ended September 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the result of its operation and its cash flow for the year in the period ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2018 to 2023 and in 2023 we became the predecessor auditor.

New York, NY

February 10, 2023

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.cn

PRESTIGE WEALTH INC.
CONSOLIDATED BALANCE SHEETS

	September 30, 2024	September 30, 2023

CURRENT ASSETS
Cash and cash equivalents	$13,190	$431,307
Restricted cash	—	200,000
Accounts receivable, net	12,916	273,257
Contract assets, net	483	91,565
Note Receivables, net	753,699	3,755,794
Amounts due from related parties, net	—	1,592,593
Right-of-use assets, current	158,458	213,814
Income tax receivables	40,221	29,279
Prepaid deposit for acquisition	1,999,400	—
Prepaid expenses and other assets, net	718,155	66,484
Total current assets	3,696,522	6,654,093

NON-CURRENT ASSETS
Right-of-use assets, non-current	—	140,898
Deposit for long term investment	2,631,081	—
Prepaid expenses and other assets, net	—	68,620
Total non-current assets	2,631,081	209,518
Total assets	$6,327,603	$6,863,611

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Income tax payable	$15,057	$27,648
Lease liability, current	180,517	220,101
Amounts due to related parties	85,601	—
Deferred tax liabilities	11,390	14,415
Deposits from private placement	2,750,000	—
Other payables and accrued liabilities	244,270	257,906
Total current liabilities	$3,286,835	$520,070

NON-CURRENT LIABILITIES
Lease liability, non-current	$—	$160,996
Total non-current liabilities	$—	$160,996
Total liabilities	$3,286,835	$681,066

Shareholders’ equity
Ordinary share ($0.000625 par value, 160,000,000 shares authorized, 14,466,667 shares issued and outstanding as of September 30, 2024 and 9,150,000 shares issued and outstanding as of September 30, 2023)*	$9,042	$5,719
Additional paid in capital	6,314,516	2,570,664
(Accumulated deficit) retained earnings	(3,233,836)	3,642,994
Accumulated other comprehensive loss	(48,954)	(36,832)
Total shareholders’ equity	$3,040,768	$6,182,545
Total liabilities and shareholders’ equity	$6,327,603	$6,863,611

*	The shares are presented on a retroactive basis to reflect the Company’s share subdivision on July 15, 2022. See Note 12 below.

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

	For the years ended September 30,
	2024	2023	2022
Net revenue
Wealth management services
Referral fees	$13,505	$76,338	$1,760,760
Subtotal	13,505	76,338	1,760,760

Asset management services
Advisory service fees	600,437	221,119	274,904
Management fees	25,970	51,071	49,614
Subtotal	626,407	272,190	324,518
Total net revenue	639,912	348,528	2,085,278

Operation cost and expenses
Selling, general and administrative expenses	7,686,803	1,460,517	690,409
Total operation cost and expenses	7,686,803	1,460,517	690,409

(Loss) Income from operations	(7,046,891)	(1,111,989)	1,394,869

Other income	166,949	68,762	185,319

(Loss) Income before income taxes expense (benefit)	(6,879,942)	(1,043,227)	1,580,188
Income taxes (benefit) expense	(3,112)	(7,476)	225,650
Net (loss) income	$(6,876,830)	$(1,035,751)	$1,354,538

Other comprehensive (loss) income
Foreign currency translation adjustment	(12,122)	4,328	(58,571)
Total comprehensive (loss)/income	$(6,888,952)	$(1,031,423)	$1,295,967

(Loss)/earnings per ordinary share*
Basic and diluted	$(0.677)	$(0.125)	$0.169

Weighted average number of ordinary shares outstanding*
Basic and diluted	10,175,000	8,254,891	8,000,000

*	The shares are presented on a retroactive basis to reflect the Company’s share subdivision on July 15, 2022. See Note 12 below.

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional paid in	Retained earnings (accumulated	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	capital	deficit)	income (loss)	equity
Balance, October 1, 2021	8,000,000	$5,000	$666,367	$3,324,207	$17,411	$4,012,985
Net income	—	—	—	1,354,538	—	1,354,538
Capital contribution	—	—	69,000	—	—	69,000
Foreign currency translation adjustment	—	—	—	—	(58,571)	(58,571)
Balance, September 30, 2022	8,000,000	$5,000	$735,367	$4,678,745	$(41,160)	$5,377,952
Net loss	—	—	—	(1,035,751)	—	(1,035,751)
Proceeds from IPO	1,150,000	719	5,749,281	—	—	5,750,000
Deferred offering cost	—	—	(3,913,984)	—	—	(3,913,984)
Foreign currency translation adjustment	—	—	—	—	4,328	4,328
Balance, September 30, 2023	9,150,000	$5,719	$2,570,664	$3,642,994	$(36,832)	$6,182,545
Net loss	—	—	—	(6,876,830)	—	(6,876,830)
Issuance of common shares	5,316,667	3,323	2,598,852	—	—	2,602,175
Issuance of warrants	—	—	1,145,000	—	—	1,145,000
Foreign currency translation adjustment	—	—	—	—	(12,122)	(12,122)
Balance, September 30, 2024	14,466,667	$9,042	$6,314,516	$(3,233,836)	$(48,954)	$3,040,768

*	The shares are presented on a retroactive basis to reflect the Company’s share subdivision on July 15, 2022. See Note 12 below.

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended September 30
	2024	2023	2022
Cash flows from operating activities
Net (loss) income	$(6,876,830)	$(1,035,751)	$1,354,538
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred tax benefit	(3,112)	(7,476)	(17,184)
Allowance for credit losses	1,997,880	628,654	19,379
Amortization of Right-of-use assets	197,801	63,932	—
Interest on Lease liabilities	19,696	7,390	—
Shares-based compensation	2,602,175	—	—
Warrants expenses	1,145,000	—	—
Changes in assets and liabilities:
Accounts receivable	263,084	(77,452)	(256,199)
Contract assets	17,739	45,386	143,444
Amounts due from related parties	(52,767)	(41,880)	(111,867)
Prepaid expenses and other assets	(691,742)	(208,572)	(59,963)
Income tax receivable	(10,683)	81,131	(110,434)
Leases	(221,988)	(44,928)	—
Amounts due to related parties	—	(28,103)	14,820
Income tax payable	(12,725)	(256,160)	81,264
Other payables and accrued liabilities	(28,690)	(122,752)	103,031
Net cash (used in)/provided by operating activities	(1,655,162)	(996,581)	1,160,829

Cash flows from investing activities:
Loan to third parties	(1,060,000)	(3,750,000)	—
Loan & interest repayment from third parties	4,050,846	—	—
Loan to related parties	—	—	(1,721,478)
Loan & interest repayment from related parties	—	1,414,340	363,530
Prepaid deposit for acquisition of subsidiary	(2,000,000)	—	—
Deposit for long term investment	(2,750,000)	—	—
Net cash used in investing activities	(1,759,154)	(2,335,660)	(1,357,948)

Cash flows from financing activities:
Proceeds from shareholder’s capital contribution	—	—	69,000
Deferred offering cost	—	(1,832,538)	(540,754)
Proceeds from IPO	—	5,750,000	—
Deposit received from private placement	2,750,000	—	—
Net cash provided by (used in) financing activities	2,750,000	3,917,462	(471,754)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	46,199	(20,692)	(14,570)

Net change in cash and cash equivalents and restricted cash	(618,117)	564,529	(683,443)
Cash and cash equivalents and restricted cash, beginning of the year	631,307	66,778	750,221
Cash and cash equivalents and restricted cash, end of the year	$13,190	$631,307	$66,778

Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	13,190	431,307	66,778
Restricted cash	—	200,000	—
Total cash and cash equivalents, and restricted cash shown in the statement of cash flows	$13,190	$631,307	$66,778

Supplemental cash flow information
Cash paid for Interest	$—	$—	$—
Cash paid for income taxes	$(40,169)	$(175,028)	$(272,003)

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

AISYS Inc. (“AISYS”) was incorporated in the British Virgin Islands on May 10, 2024 and is 100% controlled by PWI.

Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company undertook a reorganization on December 27, 2018, and became the ultimate holding company of PPWM, PWM, PAI, PAM, PGAM, PGCI, PWAI and AISYS, which were all controlled by the same shareholders. The Company together with its subsidiaries were effectively controlled by the same shareholders before and after the reorganization and therefore the reorganization is considered under common control and was accounted for similar to the pooling method of accounting. The accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The consolidation of the Company and its subsidiaries (collectively referred to the “Group”) has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 ORGANIZATION (cont.)

Group chart of the Company after reorganization as of September 30, 2024 is set out below:

As of the date of this report, Prestige Financial Holdings Group Limited holds 7.07% of the total ordinary shares and is no longer the controlling shareholder of the Group. Prestige Financial Holdings Group Limited had been undergoing a court winding up process since December 2, 2024, and is no longer controlled by Mr. Chi Tak Sze.

Details of the subsidiaries of the Company after reorganization are set out below:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
PRESTIGE PRIVATE WEALTH MANAGEMENT LIMITED (“PPWM”)	May 23, 2014	British Virgin Islands	100%	Private wealth management service provider
Prestige Wealth Management Limited (“PWM”)	January 26, 2015	Hong Kong	Wholly owned subsidiary of PPWM	Private wealth management service provider
PRESTIGE ASSET INTERNATIONAL INC. (“PAI”)	December 4, 2015	British Virgin Islands	100%	Inactive
Prestige Asset Management Limited (the “Investment Advisor” or “PAM”)	December 14, 2015	Hong Kong	Wholly owned subsidiary of PAI	Investment advisor
Prestige Global Asset Management Limited (the “Manager” or “PGAM”)	June 8, 2016	Cayman Islands	Wholly owned subsidiary of PAI	Asset management services provider
Prestige Global Capital Inc. (“PGCI”)	November 3, 2020	Cayman Islands	Wholly owned subsidiary of PAI	Asset management services provider
Prestige Wealth America Inc. (“PWAI”)	February 15, 2022	California	Wholly owned subsidiary of PPWM	Wealth management service provider
AISYS Inc. (“AISYS’)	May 10, 2024	British Virgin Islands	100%	Inactive

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The accompanying consolidated balance sheet as of September 30, 2024 and 2023, and consolidated results of operations and cash flows for the years ended September 30, 2024, 2023 and 2022, have been derived from audited financial statements. All inter-company transactions and balances have been eliminated upon consolidation.

This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. The Group’s financial statements are expressed in U.S. Dollars.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued amended consolidation guidance with the issuance of ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The revised consolidation guidance, among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are VIEs, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. In evaluating whether the investment funds in the legal form of limited partnership the Group manages as general partner should be consolidated or not, the Group firstly assesses whether there is any interest it has constituted a variable interest. The Group concludes that (i) the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services, (ii) the Group does not hold other interest in the investment funds that individually, or in aggregate, would absorb more than an insignificant amounts of expected loss or receive more than an insignificant amount of the expected residual returns from the investment funds, (iii) the services arrangement includes only terms, conditions or amounts that are customarily present and at arm’s length, therefore are not deemed as variable interests. For purposes of the assessment, any variable interest in an entity that is held by a related party of the decision maker or service provider was considered in the analysis. Specifically, the Group includes its direct variable interests in the entity and its indirect variable interests in the entity held through related parties, considered on a proportionate basis. After evaluating the impact of the above guidance, the Group determined that there was no investment fund that should be consolidated as of September 30, 2024 and 2023.

Liquidity and going concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As of September 30, 2024, the Group had cash and cash equivalents of $13,190 and generated a net loss of $6,876,830 and cash outflows of $1,655,162 from operating activities for the year then ended. The Group’s cash level at September 30, 2024 was not adequate for operations and expected development in the fiscal year ended September 30, 2024 and financing was needed.

These factors raise substantial doubt about the Group’s ability to continue as a going concern for the next twelve months from the date of issuance of these consolidated financial statements. Management’s plan to alleviate the substantial doubt about the Group’s ability to continue as a going concern includes attempting to improve its business profitability, its ability to generate sufficient cash flow from its operations to meet its operating needs on a timely basis. As described in Note 17, on October 14, 2024, the Group closed a Private Placement in gross proceeds of approximately $3,000,000. On November 4, 2024, the Group completed its acquisition of Wealth AI PTE LTD., an artificial intelligence based one-stop wealth management related service provider for the Group’s strategic development. On November 5 and November 12, 2024, the Group entered into definitive acquisition agreements to acquire all shares of InnoSphere Tech Inc and Tokyo Bay Management Inc. respectively in form of newly issued shares and warrants, and the acquisitions successfully completed in December 2024. These Private Placement and acquisitions enhance the strategic upgrade and operation improvement of the Group and optimize cash flow structure. Additionally, the Group has plans and capabilities to continue to raise funds based on equity and/or debt after the filing of this annual report. However, there is no assurance that the Group will be able to raise adequate funds at acceptable terms, and there is no assurance that the Group will be successful in achieving its strategic plans to fund its operations going forward. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Group will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

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

Restricted cash

Cash that are restricted as to withdrawal or use for current operations are classified as restricted cash. Restricted cash as of September 30, 2023 mainly represents the cash, which was from the proceeds of IPO, held in an escrow account for a period of 12 months from the closing of the IPO. The restricted cash balance was being released on July 11, 2024, and no restricted cash as of September 30, 2024.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Business combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income.

When there is a change in ownership interests that results in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained non-controlling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

For the Company’s majority-owned subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. “Net income (loss)” on the consolidated income statements includes the “net loss attributable to non-controlling interests”. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets.

Share-based compensation

The Group accounts for share-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation: Overall, (“ASC 718”).

In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are measured based on their grant date fair values and recognized as compensation expense over the requisite service period and/or performance period in the consolidated statements of operations.

The Group recognizes compensation expense using the accelerated method for share-based awards granted with service and performance conditions. According to ASC 718, the amount of compensation cost recognized (or attributed) when achievement of a performance condition is probable depends on the relative satisfaction of the performance condition based on performance to date. According to ASC 718, probable means the future event or events are likely to occur and the Group interprets “probable” to be generally in excess of a 70% likelihood of occurrence. The Group elected to account for forfeitures as they occur.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Warrants

For warrants that issued without unconditional obligations, the Group are measured at the fair value of services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the as of the earlier of the date the counterparty renders the service or the date the warrants are issued. The fair values of the services received are recognized as expenses (unless the services qualify for recognition as assets).

Accounts receivable, net

Accounts receivable represented amounts due from the Group’s customers and are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The Group adopted Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since October 1, 2022, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. Prior to October 1, 2022, the allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on aging data, historical collection experience, customer specific facts and existing economic conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The allowance of accounts receivables as of September 30, 2024 and 2023 were $88 and $87,160 respectively. During the years ended September 30, 2024, 2023 and 2022, no accounts receivable were written off.

Prepaid expenses and other assets, net

Prepaid expenses and other assets are comprised of other receivables and prepaid expenses, including prepaid staff insurance, the payment of legal fee and prepaid deposit for acquisition. The Group reviews other receivables on a regular basis and also makes specific allowance if there is strong evidence indicating that other receivables are likely to be unrecoverable. Other receivables balances were written off after all collection efforts had been exhausted. Bad debts allowance as of September 30, 2024, 2023 were $2,118,509 and $1,980,245 respectively. During the years ended September 30, 2024, 2023, and 2022, no prepaid expenses and other assets were written off.

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

Disaggregation of revenue

The following table illustrates the disaggregation of revenue:

	For the years ended September 30,
	2024	2023	2022
Revenue
Referral fees	$13,505	$76,338	$1,760,760
Advisory service fees	600,437	221,119	274,904
Management fees	25,970	51,071	49,614
Net Revenue	$639,912	$348,528	$2,085,278

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	For the years ended September 30,
	2024	2023	2022
Timing of Revenue Recognition
Services transferred at a point in time	$13,505	$76,338	$1,760,760
Services transferred over time	626,407	272,190	324,518
Balance at end of the year	$639,912	$348,528	$2,085,278

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

Contract assets as of September 30, 2024 and 2023 are as follows:

	As of September 30,
	2024	2023
Contract assets, net	$483	$91,565

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The significant changes in the contract assets balances during the years ended September 30, 2024 and 2023 are as follows:

Contract assets
Balance as of 9/30/2022	137,001
Amounts billed to customers(1)	(45,388)
Provision of current expected credit losses	(713)
Exchange diff.	665
Balance as of 9/30/2023	91,565
Amounts billed to customers(1)	(17,414)
Provision of current expected credit losses(2)	(74,622)
Exchange diff.	954
Balance as of 9/30/2024	$483

(1)	The amounts billed to customers represent the reclassification of contract assets to receivables as the result of rights to consideration becoming unconditional.

(2)	During the year ended September 30, 2024, the Group recognized that the contract assets which derived from insurance commission, required a full allowance due to the non-renewal of the insurance. As of September 30, 2024 and 2023, the allowance for credit losses were $74,622 and $713, respectively.

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

Impairment of long-lived assets

The Group evaluates its long-lived assets, including right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall (“ASC 360-10”). When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying amount of the assets to future undiscounted net cash flow expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. Impairment of long-lived assets were nil and nil as of September 30, 2024 and 2023, respectively.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Operation cost and expenses

Operation cost and expenses are recorded on the accrual basis, which mainly include wages, rents and other operating expenses, such as administrative expenses, bank charges, accounting and audit fees unrelated with IPO. Operation cost and expenses were $7,686,803, $1,460,517 and $690,409 for the years ended September 30, 2024, 2023 and 2022, respectively.

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

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the years ended September 30, 2024 and 2023, the Group had recognized a valuation allowance against the deferred tax assets on tax loss carry-forwards of $5,620 and $31,456, respectively.  Current income tax is provided for in accordance with the laws of the relevant taxing authorities. As of September 30, 2024 and 2023, the Group recognized for deferred tax liabilities of $11,390 and $14,415, respectively.

Uncertain tax positions

The Group accounts for uncertainties in income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”). An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes had incurred during the years ended September 30, 2024, 2023 and 2022, and there were no uncertain tax positions as of September 30, 2024, 2023 and 2022. All tax returns since the Group’s inception are still subject to examination by tax authorities. The Group does not believe that its unrecognized tax benefits will change over the next twelve months.

Comprehensive income

Comprehensive income is comprised of the Group’s net income and other comprehensive income (loss). The component of other comprehensive income or loss is consisted solely of foreign currency translation adjustments, net of the income tax effect.

Functional currency and foreign currency translation and transactions

The Group’s reporting currency is the U.S. dollar (“US$”). The functional currency of PPWM, PWM and PAM is Hong Kong dollar, while the functional currency of PGAM and PAI is U.S. dollar. In the consolidated financial statements, the financial information of the Group’s subsidiaries has been translated into US$. Assets and liabilities are translated at the exchange rates on each balance sheet date, while equity amounts are translated at historical exchange rates, except for changes in retained earnings (accumulated deficit) during the year which is the result of income statement translation process, and revenues, expenses, gains and losses are translated using the average exchange rates during each of the years. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of comprehensive income (loss). The exchange rates as of September 30, 2024 and 2023 are 7.776 and 7.831, respectively. The average exchange rates for the years ended September 30, 2024, 2023 and 2022 are 7.8138, 7.8283 and 7.8273, respectively.

Loss per share

Basic loss per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. There was no dilutive effect for the years ended September 30, 2024, 2023 and 2022.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting pronouncements not yet adopted

On November 27, 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 is designed to improve the reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the CODM. All public entities will be required to report segment information in accordance with the new guidance starting in annual periods beginning after December 15, 2023, with early adoption permitted. The Group is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Group is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

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

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 BUSINESS COMBINATION

On August 20, 2024, the Company entered into a definitive acquisition agreement, pursuant to which it would purchase all shares of SPW Global Inc. (“SPW”), a company incorporated under the laws of the British Virgin Islands, which in turn wholly owns Wealth AI PTE LTD. (“Wealth AI”). Wealth AI is a company based in Singapore that offers personalized, cost-effective wealth management solutions using artificial intelligence.

The total purchase price is US$4,500,000, subject to customary closing purchase price adjustments, with US$3 million being paid in cash and the remaining US$1.5 million being settled in the form of 780,000 class A ordinary shares and 1,620,000 class B ordinary shares of PWI issuable to the seller and key employees of the Company.

On November 4, 2024, the acquisition was completed and SPW and Wealth AI became the wholly-owned subsidiaries of the Company.

The Group completed the valuations necessary to assess the fair values of the intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the closing date, November 4, 2024.

Net liabilities acquired (including cash of $2,589, accrued liabilities of $42,623)	$(40,034)

Intangible assets(1)	512,460
Goodwill	4,657,092
Deferred tax liabilities(2)	(87,118)
Total	$5,042,400

Total purchase price comprised of:
– cash consideration	$3,000,000
– share-based consideration(3)	2,042,400
Total	$5,042,400

(1)	The intangible assets mainly arise from the recognition, on a fair value basis, website development of Wealth AI, with an expected useful life of 5 years. The fair values of the intangible assets are based on estimation of the Group with reference to the valuation carried out by an independent qualified professional valuer not connected with the Group.

(2)	The deferred tax liabilities relating to the fair value adjustments of intangible assets amounted to US$87,118, which is calculated at the Singapore Profits Tax rate of 17%.

(3)	The consideration shares was issued in advance prior to the closing on September 3, 2024. According to the acquisition agreement, the seller and the beneficiaries shall return the consideration shares to the purchaser for forfeiture, for nil consideration if the acquisition is terminated. Therefore, the fair value of the share-based consideration shall be based on the share price of the closing date on November 4, 2024.

The transaction resulted in a purchase price allocation of $4,657,092 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of Wealth AI and the synergies expected from the combined operations of Wealth AI and the Group to leverage the transformative potential of artificial intelligence in wealth management business. The total amount of the goodwill acquired is not deductible for tax purposes.

Note 4 ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following items:

	As of September 30,
	2024	2023
Referral fees	$4,155	$11,112
Advisory service fees	—	341,000
Management fees	8,849	8,305
Less: allowance for Credit losses	(88)	(87,160)
Total	$12,916	$273,257

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 NOTE RECEIVABLES, NET

	As of September 30,
	2024	2023
Loan receivables	953,795	3,803,866
Less: allowance for current expected credit losses	(200,096)	(48,072)
Total	$753,699	$3,755,794

Such note receivable as of September 30, 2024 represented a loan principal and the related interests of $0.95 million. We entered into an unsecured loan agreement with a third party on February 21, 2024 for short term cash management with the principal amount of $1.06 million with term of six months and an annual interest of 6.5%.

$0.38 million and $0.68 million were transferred to the borrower by the Group in February 2024 and March 2024, respectively. In November 2024, an extension agreement was entered by the borrower and the Company under this loan agreement. The new maturity date of the extension agreement is May 20, 2025, being the day falling 6 Months after the initial maturity date of loan agreement.

As of September 30, 2024 and 2023, the allowance for credit losses were $200,096 and $48,072, respectively. The increase of USD152,024 was due to the internal credit rating of the note receivables changed from low risk to medium risk.

Note 6 PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets consist of the following items:

	As of September 30,
	2024	2023
Fund advance payment(1)	$445,846	$445,646
Deposit for long term investment(2)	2,750,000	—
Prepaid deposit for acquisition(3)	3,543,210	1,532,371
Rental deposit	70,239	69,746
Prepayment	620,200	38,655
Others	37,650	28,931
Less: allowance for current expected credit losses	(2,118,509)	(1,980,245)
Total	$5,348,636	135,104
Prepaid deposit for acquisition, current	1,999,400	—
Prepaid expenses and other assets, current	718,155	66,484
Deposit for long term investments, non-current	2,631,081	—
Prepaid expenses and other assets, non-current	—	68,620
Total	5,348,636	135,104

(1)	The balance as of September 30, 2023 mainly comprised of legal fees and the management fees, which were paid on behalf of the funds. During the year ended September 30, 2023, the Group considered that several funds were closed and the collectability of these amount was low due to the current market situation, the Group provided full allowance for the credit losses accordingly. As of September 30, 2024 and 2023, were $445,846 and $445,646, respectively.

(2)	The balance as of September 30, 2024 mainly comprised of a deposit payment of US$2.75 million cash to the acquisition target investee from September 2024.

(3)

The balance as of September 30, 2024 and 2023 mainly due to in May 2019, the Group made a payment of HK$16 million to a potential acquisition target investee as investment. After the payment, during the due diligence and negotiation process the Group noted that the potential transaction did not meet its initial expectation. As such, the Group decided to cancel this potential transaction. The Group and the target investee have entered into an agreement and will charge an annual interest rate of 6.5% for the HK$16 million ($2,040,296) starting from 1st of October 2019. The Group had received HK$4 million ($516,029) of principal and the related interests incurred from the target in March, 2020. As of September 30, 2024 and 2023, the Group has booked full allowance of prepaid deposit for acquisition of HK$12 million ($1,543,210 and $1,532,371, respectively). Over a period of more than three years, the Group actively pursued collection, including taking legal action. Upon consultation with its litigation counsel, the Group had sent formal “Letters before Action” several times to press for payment, with no result to date. The Group is preparing to initiate arbitration proceedings in an attempt to collect the prepaid balance. Because the Group has not officially started the proceedings after the “Letters before Action”, the Group still reserves available legal means of collection. The Group will consider writing off any balance if the probability of recovering the prepaid deposit for acquisition is low based on the progress of the potential arbitration proceedings and after discussions with its litigation counsel in the future.

The additional balance as of September 30, 2024 mainly comprised of a deposit payment of US$2 million cash to the acquisition target investee from February 2024. In November 2024, the Group completed the acquisition.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 CONCENTRATIONS

Concentration risk of customers

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	For the years ended September 30,
	2024		%	2023		%	2022	%
Company A	$	*	*	$	*	*	$1,759,451	84.37
Company F		*	*		51,071	14.65	*	*
Company N		*	*		76,338	21.90	*	*
Company P		350,245	54.73		221,119	63.45	*	*
Company Q		250,192	39.10		*	*	*	*
		$600,437	93.83		$348,528	100.00	$1,759,451	84.37

*	represents the % is below 10% which is not presented.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total net accounts receivable:

	As of September 30,
	2024		%	2023		%
Company O	$	*	*	$	*	*
Company P (1)		*	*		253,993	92.95
	$	*	*		$253,993	92.95

(1)	As of September 30, 2023, the gross accounts receivable balance of Company P was $256,000, and an allowance for credit losses of $2,007 was provided for Company P. No outstanding balance was due from this customer as of September 30, 2024.

*	represents the % is below 10% which is not presented.

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

Note 7 CONCENTRATIONS (cont.)

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

Balances of the allowance for credit losses for the receivable items by each risk category are as follows:

	As of September 30,
	2024	2023
Balances of items with low risk	$329,641	$98,008
Balances of items with default risk	3,765,707	2,063,017
Total	$4,095,348	$2,161,025

As of September 30, 2024 and 2023, the balance of items with default risk includes the full allowance for credit losses of $3,765,707 and $2,063,017, respectively, provided for the balance of prepaid expenses, amount due from related parties and contract assets.

Movement of the allowance for credit losses for accounts receivable is as follows:

	As of September 30,
	2024	2023
Balance at beginning of the year	$87,160	$—
Current year (reversal) addition	(2,076)	87,160
Written-off as uncollectible	(85,000)	—
Changes due to foreign exchange	4	—
Balance at end of the year	$88	$87,160

Movement of the allowance for credit losses for contract assets, note receivables, prepaid expenses, deposits and other receivables recorded in prepaid expenses and other assets and amount due from related parties is as follows:

	As of September 30,
	2024	2023
Balance at beginning of the year	$2,073,865	$1,525,165
Current year addition	1,999,956	541,494
Changes due to foreign exchange	21,439	7,206
Balance at end of the year	$4,095,260	$2,073,865

The carrying amounts of receivable items are reduced by an allowance to reflect the expected credit losses.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 CONCENTRATIONS (cont.)

Concentration of credit risk (cont.)

The aging of accounts receivable before allowance for uncollectible receivables is as follows:

	0 – 90 days	90 – 180 days	180 days – 1 year	Total
Referral fees	11,112	—	—	11,112
Advisory service fees(1)	11,000	105,000	225,000	341,000
Management fees	8,305	—	—	8,305
Balance as of 9/30/2023	$281,632	$105,000	$225,000	$360,417
Referral fees	4,155	—	—	4,155
Advisory service fees	—	—	—	—
Management fees	—	8,849	—	8,849
Balance as of 9/30/2024	$4,155	$8,849	$—	$13,044

(1)	As of September 30, 2023, the gross accounts receivable balance of Company O was $85,000, which included in aging of 180 days to 1 year, and full allowance for credit losses of $85,000 was provided for Company O. As of September 30, 2023, the gross accounts receivable balance of Company P was $256,000, which was 100% received by the Group during the fiscal year 2024.

The aging of prepaid expenses and other assets before allowance for current expected credit losses is as follows:

	0 – 90 days	90 – 180 days	180 days – 1 year	over 1 year	Total
Fund advance payment	—	38,191	—	407,455	445,646
Prepaid deposit for acquisition	—	—	—	1,532,371	1,532,371
Rental deposit	69,746	—	—	—	69,746
Prepayment	38,655	—	—	—	38,655
Others	14,963	—	5,800	8,168	28,931
Balance as of 9/30/2023	$123,364	$38,191	$5,800	$1,947,994	$2,115,349
Fund advance payment	—	—	—	445,846	445,846
Prepaid deposit for acquisition	—	—	2,000,000	1,543,210	3,543,210
Deposit for long term investment	2,750,000	—	—	—	2,750,000
Rental deposit	—	—	—	70,239	70,239
Prepayment	137,500	—	444,444	38,256	620,200
Others	935	—	16,848	19,867	37,650
Balance as of 9/30/2024	$2,888,435	$—	$2,461,292	$2,117,418	$7,467,145

Note 8 OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following items:

	As of September 30,
	2024	2023
Service fee payable	$198,815	$197,003
Accrued payroll	39,653	45,004
Mandatory provident fund payable	386	766
Dividend payable	5,187	14,909
Deposits from private placement(1)	2,750,000	—
Others	229	224
Total	$2,994,269	$257,906

(1)	The balance as of September 30, 2024 mainly comprised of a deposit received of US$2.75 million cash from the investors. On September 9, 2024, the Company entered into a Securities Purchase Agreement with certain accredited investors for a private placement offering

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 LEASES

The Group leases office under a non-cancelable operating lease agreement, which expire in 2025. As of September 30, 2024, the Group’s operating leases had a weighted average remaining lease term of 0.80 years and a weighted average discount rate of 7.50%. Future lease payments under operating leases as of September 30, 2024 are as follows:

As of September 30,
2024
$
2025	186,649

Total future lease payments	186,649
Impact of discounting remaining lease payments	(6,132)

Total lease liabilities	180,517
Lease liabilities, current	180,517
Lease liabilities, non-current	—

Operating lease expenses for the years ended September 30, 2022, 2023 and 2024 were $30,662, nil and nil, respectively, which did not include short-term lease cost. No short-term lease costs incurred for the years ended September 30, 2022, 2023 and 2024.

Cash paid for amounts included in the measurement of operating lease liabilities was $221,988 for the year ended September 30, 2024. Non-cash transaction amounts of lease liabilities arising from obtaining right-of-use assets was $400,293 for the year ended September 30, 2023.

Amortization of right-of-use for the year ended September 30, 2023 and 2024 were $197,801 and $63,932 respectively.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 WARRANT DERIVATIVE

On June 24, 2024, the Company entered into a Business Development & Marketing Consulting Agreement with unrelated investor to provide certain services to the Group in connection with business development, market expansion, sales channel establishment, marketing strategies, and product planning in Japan. Under the Consulting Agreement, the Company agreed to pay $850,000 for the services in the form of 1,416,667 at a price of $0.60 of the Company’s ordinary shares and warrants to purchase up to an initial 708,333 of the Company’s ordinary shares with an initial exercise price of $0.72 per share.

On July 1, 2024, the Company entered into a Software Technology Service Contract with unrelated investor to provide complete system customization, development, testing, delivery, and operation and maintenance services to the Company. Under the Service Agreement, the Company agreed to pay $900,000 for the services in the form of 1,500,000 at a price of $0.60 of the Company’s ordinary shares and warrants to purchase up to an initial 750,000 of the Company’s ordinary shares with an initial exercise price of $0.72 per share.

No warrants were exercise by the release date of the financial statements. As of September 30, 2024, 1,458,333 warrants were outstanding.

Following is a summary of the warrant activity for the years ended September 30, 2024, 2023 and 2022:

Weighted
Average
Remaining
		Average	Contractual
	Number of Warrants	Exercise Price	Term in Years

Outstanding at October 1, 2021, September 30, 2022 and 2023	—	$—	—
Granted	1,458,333	0.72	5.38
Exercised	—	—	—
Surrendered	—	—	—
Expired	—	—	—
Outstanding at September 30, 2024	1,458,333	0.72	5.38

The fair value of the warrants was calculated using the Binomial Model with the following assumptions as follows:

	July 2,	June 25,
Warrants	2024	2024
Market price per share (USD/share)	$0.91	$0.87
Exercise price (USD/share)	0.72	0.72
Risk free rate	4.39%	4.24%
Dividend yield	—%	—
Expected term/Contractual life (years)	5.50	5.50

The total expenses related to the warrants granted by the Company for the years ended September 30, 2022, 2023 and 2024 were $1,145,000, nil and nil, respectively.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 TAXATION

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

United States

The U.S. subsidiary PWAI is subject to a federal corporate income tax rate of 21% and California state income tax at a rate of 8.84%. PWAI had no assessable income that was derived in the United States for the year ended September 30, 2024 and 2023 and therefore no income tax has been provided.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. The Group subsidiaries registered in Hong Kong are now subject to the new assessments in Hong Kong beginning in its fiscal year 2019. If, at the end of the basis period of the entity for the relevant year of assessment, the entity has one or more connected entities, the two-tiered profits tax rates would only apply to the one which is nominated to be chargeable at the two-tiered rates. The others would not qualify for the two-tiered profits tax rates and will continue to be subject to the rate of 16.5%. From the year of 2018/2019 onwards, Prestige Asset Management Limited elected the two-tiered profits tax rates. The Group’s subsidiary, PWM, in Hong Kong did not have assessable profits that were derived in Hong Kong for years ended September 30, 2024, 2023 and 2022. Therefore, no Hong Kong profit tax has been provided for years ended September 30, 2024, 2023 and 2022. PPWM, the Group’s BVI subsidiary, is doing business in Hong Kong and derives its income primarily in the region. PPWM is subject to Hong Kong profit tax with statutory tax rate of 16.5% according to the relevant tax laws and regulations of Hong Kong. PAM, the Group’s Hong Kong subsidiary, is doing business in Hong Kong and derives its income primarily in the region. PAM is subject to Hong Kong profit tax of 8.25% on assessable profits up to HK$2 million and 16.5% on any part of assessable profits over HK$2 million.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 TAXATION (cont.)

The components of the income taxes (benefit) expense are:

	For the years ended September 30,
	2024	2023	2022
Current	$—	$—	$242,834
Deferred	(3,112)	(7,476)	(17,184)
Total income taxes (benefit) expense	$(3,112)	$(7,476)	$225,650

According to tax regulations, net operating losses can be carried forward to offset operating income indefinitely.

Significant components of deferred tax assets were as follows:

	As of September 30,
	2024	2023
Deferred tax assets	$—	$—
Current period addition(1)	5,620	31,456
Current period reversal	—	—
Exchange rate effect	—	—
Gross deferred tax assets	5,620	31,456
Less: valuation allowance(1)	(5,620)	(31,456)
Total deferred tax assets	$—	$—

(1)	The Group had a net taxable loss of HK$532,308 (US$68,124) arising from the PAM’s operation as of September 30, 2024, which was available to reduce future taxable income, and all of these losses can be carried forward indefinitely. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. On the basis of this evaluation, the Group recognized a valuation allowance against deferred tax assets on tax loss carry-forwards of $5,620 and $31,456 for the years ended September 30, 2024 and 2023, respectively.

Significant components of deferred tax liabilities were as follows:

	As of September 30,
	2024	2023
Deferred tax liabilities(1)	$14,415	$21,785
Current year reversal(2)	(3,112)	(7,476)
Exchange rate effect	87	106)
Balance at end of the year	$11,390	$14,415

(1)	As an impact of Topic 606, the Group recognized revenues from renewal premiums when performance obligation delivered by increasing the opening balance of retained earnings and recording a deferred tax liability of $14,415 at the beginning of the year ended September 30, 2024. The deferred tax liabilities resulted from a temporary difference between the accounting income before income taxes and taxable income.

(2)	The reversal of deferred tax liabilities for the year ended September 30, 2024 and 2023 were as the recognition of reverse due to renewal of HK$24,313 and HK$58,525 respectively during the fiscal years 2024 and 2023.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 TAXATION (cont.)

Net (loss) income before income tax is attributable to the following tax jurisdictions:

	For the years ended September 30,
	2024	2023	2022
Hong Kong	$(2,005,456)	$(466,932)	$1,490,886
Cayman	(4,874,486)	(576,295)	89,302
Net (loss) income before income tax	$(6,879,942)	$(1,043,227)	$1,580,188

Reconciliation between the Hong Kong statutory tax rates to income before income taxes (benefit) expense for income taxes is as follows:

	For the years ended September 30,
	2024	2023	2022
(Loss) income before income taxes expense	$(6,879,942)	$(1,043,227)	$1,580,188
Income tax statutory rate	16.5%	16.5%	16.5%
Income tax (benefit) expense at statutory tax rate	(1,135,190)	(172,132)	260,731
Reconciling items:
Effect of tax-exempt for subsidiaries incorporated in Cayman Islands	804,290	95,089	(14,735)
Effect of valuation allowance on deferred tax assets	5,620	31,456	—
Effect of non-deductible item	326,541	27,556	—
Effect of different tax rates for the first HK$2 million(1)	8,710	10,555	(20,346)
Tax effect of utillisation of tax losses not recognised in prior year	(13,083)	—	—
Income taxes (benefit) expense	$(3,112)	$(7,476)	$225,650

Effective income tax rate	0.05%	0.72%	14.28%

(1)	From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. If, at the end of the basis period of the entity for the relevant year of assessment, the entity has one or more connected entities, the two-tiered profits tax rates would only apply to the one which is nominated to be chargeable at the two-tiered rates. The others would not qualify for the two-tiered profits tax rates and will continue to be subject to the rate of 16.5%.

Note 12 RELATED PARTIES BALANCES AND TRANSACTIONS

The following is a list of related parties which the Group has transactions with:

(a)	Mr. Chi Tak Sze, the controlling shareholder and one of the directors of the Group as of September 30, 2024. As of the date of this report, Mr. Chi Tak Sze is no longer the controlling shareholder.

(b)	Prestige Financial Holdings Group Limited, a holding company controlled by Mr. Chi Tak Sze as of September 30, 2024. Prestige Financial Holdings Group Limited had been undergoing a court winding up process since December 2, 2024, and is no longer controlled by Mr. Chi Tak Sze.

(c)	Prestige Securities Limited, an entity under the control of Prestige Financial Holdings Group Limited

(d)	Prestige Capital Group Inc, an entity under the control of Prestige Financial Holdings Group Limited.

(e)	First Prestige Inc, an entity controlled by Ms. Xinyu Zhao, spouse of Mr. Chi Tak Sze.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

Amounts due from related parties, net

The balances of amount due from related parties were as follows:

	As of September 30,
	2024	2023
Prestige Financial Holdings Group Limited (“PFHGL”)(1)	$1,686,600	$1,637,428
Prestige Securities Limited (“PSL”) (2)	15,432	—
Less: Provision of current expected credit losses	(1,702,032)	(44,835)
Total	$—	$1,592,593

Amounts due to related parties

The balances of amount due to related parties were as follows:

	As of September 30,
	2024	2023
Hongtao Shi(3)	$65,001	$—
Ngat Wong(4)	20,600	—
Total	$85,601	$—

(1)	The balances as of September 30, 2023 and 2024 mainly represented the balances due from PFHGL for its operation purpose, which were due upon request. On December 7, 2024, the Group received a letter and was informed that PFHGL was in liquidation by an Order made by the Eastern Caribbean Supreme Court in the British Virgin Islands since December 2, 2024. As of the date of this report, the Group was still in the process of collection. During the year ended September 30, 2024, the Group provided a full allowance for credit losses, as the credit risk was perceived as remote. As of September 30, 2024 and 2023, the allowance for credit losses were $1,686,600 and $44,835 respectively.

(2)	The balance as of September 30, 2024 mainly represented the rental fee from Prestige Securities Limited. Prestige Securities Limited is an entity wholly owned by PFHGL. The Group leases the office premises to Prestige Securities Limited under non-cancelable operating leases with an expiration date on June 30, 2025. The monthly rental expense is HK$ 10,000. As of September 30, 2024, the Group provided full allowance for the credit losses accordingly considering the status of PFHGL. As of September 30, 2024 and 2023, the allowance for credit losses were $15,432 and nil respectively.

(3)	The balance as of September 30, 2024 mainly represented the expense paid on behalf from Hongtao Shi for Group’s operation. Mr. Hongtao Shi resigned his position of Chief Executive Officer and Chairperson of the Board of the Company on December 19, 2024 and January 6, 2025 respectively.

(4)	The balance as of September 30, 2024 mainly represented the expense paid on behalf from Ngat Wong for Group’s operation.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

Related party transactions

The details of the related party transactions were as follows:

Amounts due from related parties

	Prestige Capital Global Inc.	Prestige Securities Limited	Prestige Financial Holdings Group	Total
	USD	USD	USD	USD
Balance as of 9/30/2022	1,275	—	2,993,971	2,995,246
Loan to PFHGL	—	—	8,401	8,401
Accrual interest due from PFHGL	—	—	(1,414,340)	(1,414,340)
Salary and other expense paid by the Group on behalf of PFHGL	—	—	41,644	41,644
Other expense paid by the Group on behalf of PCGI	(1,281)	—	—	(1,281)
Provision of current expected credit losses	—	—	(44,835)	(44,835)
Exchange diff.	6	—	7,752	7,758
Balance as of 9/30/2023	—	—	1,592,593	1,592,593
Accrual interest due from PFHGL	—	—	—	—
Loans & interest repayment	—	—	—	—
Salary and other expense paid by the Group on behalf of PFHGL	—	—	37,411	37,411
Rental fee due from PSL		15,357	—	15,357
Provision of current expected credit losses	—	(15,432)	(1,686,600)	(1,702,032)
Exchange diff.	—	75	56,596	56,671
Balance as of 9/30/2024	—	—	—	—

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

Amounts due to related parties

	Prestige Securities Limited	Hongtao Shi	Ngat Wong	Total
	USD	USD	USD	USD
Balance as of 9/30/2022	27,962	—	—	27,962
Rental expense incurred by renting from PSL	25,548	—	—	25,548
Rental expense paid to PSL	(53,651)	—	—	(53,651)
Exchange diff.	141	—	—	141
Balance as of 9/30/2023	—	—	—	—
Other expense paid on behalf for the Group	—	232,220	20,600	252,820
Repayment to Hongtao Shi	—	(170,220)	—	(170,220)
Exchange diff.		1	—	1
Balance as of 9/30/2024	—	65,001	20,600	85,601

Note 13 SEGMENT REPORTING

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

Note 14 SHAREHOLDERS’ EQUITY

The shareholders’ equity structures as of September 30, 2024, 2023 and 2022 were presented after giving retroactive effect to the reorganization of the Group that was completed on December 27, 2018. Immediately before and after reorganization, the Group, together with its subsidiaries, PPWM, PWM, PAI, PAM and PGAM were effectively controlled by the same shareholders; therefore, for accounting purpose, the reorganization was accounted for as a recapitalization.

Prestige Wealth Inc. was established under the laws of the Cayman Islands on October 25, 2018. The authorized number of ordinary shares is 160,000,000 shares with par value of $0.000625 each. As of the date of this report, 14,466,667 ordinary shares were issued at par value, equivalent to a share capital of $9,042. The shares are presented on a retroactive basis to reflect the nominal share issuance. Please see Note 15 to the consolidated financial statements for additional information related to the nominal share issuance.

PRESTIGE WEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 NOMINAL SHARE ISSUANCE

On October 25, 2018, the Group issued 1,000,000 ordinary shares to Prestige Financial Holdings Group Limited, the Group’s controlling shareholder, at a par value of $0.001 per share with total consideration of $1,000. On November 20, 2018, the Group issued an additional 3,000,000 ordinary shares to Prestige Financial Holdings Group Limited, at a par value of $0.001 per share with total consideration of $3,000. On December 27, 2018, the Group issued an aggregate of 1,000,000 ordinary shares, at a par value of $0.001 per share with total consideration of $1,000, pro-rata to the shareholders of the Group as of such date. On July 6, 2023, the Group completed its qualified initial public offering of 1,000,000 ordinary shares, par value $0.000625 per share, at a price of $5.00 per share. On July 20, 2023 the Group completed its qualified over-allotment offering of 150,000 ordinary shares, par value $0.000625 per share, at a price of $5.00 per share. In accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic 4, the nominal share issuance was accounted for as a stock split and that all share and per share information has been retrospectively restated to reflect such stock split for all periods presented. On June 25, 2024, the Group entered into a Business Development & Marketing Consulting Agreement and agreed to pay for the service in form of 1,416,667 newly issued restricted Class A ordinary shares, par value $0.000625 per share, at a price of $0.6 per share. On June 25, 2024, the Group entered into a Business Development & Marketing Consulting Agreement and agreed to pay for the service in form of 1,416,667 newly issued restricted Class A ordinary shares, par value $0.000625 per share, at a price of $0.6 per share. On July 2, 2024, the Group entered into a certain Software Technology Service Contract and agreed to pay for the service in form of 1,900,000 newly issued restricted Class A ordinary shares, par value $0.000625 per share, at a price of $0.6 per share. On August 23, 2024, the Group entered into a definitive acquisition agreement and agreed to pay partly of purchase price in form of 780,000 newly issued restricted Class A ordinary shares and 1,620,000 Class B ordinary shares, par value $0.000625 per share.

Note 16 ADDITIONAL PAID IN CAPITAL

As of September 30, 2024 and 2023, additional paid-in capital in the consolidated balance sheet represented the combined contributed capital of the Group’s subsidiaries.

The shareholders of the Group made capital contribution of nil, $1,835,297 and $69,000 for the years ended September 30, 2024, 2023 and 2022.

During the year, a total of 2,916,667 ordinary shares and 1,458,333 warrants were issued to certain unrelated service providers as their compensation, which vested immediately. The grant date fair value was $0.87-$0.91 per share as quoted closing price. The fair value of the warrants was $1,145,000 on the initial date.

Note 17 SUBSEQUENT EVENT

The Group has not identified any events with a material financial impact on the Group’s consolidated financial statements except for the events listed below.

On November 4, 2024, the Company completed its acquisition of all shares of SPW Global Inc., a company incorporated under the laws of the British Virgin Islands, which in turn wholly owns Wealth AI PTE LTD. (‘Wealth AI’), a company incorporated under the laws of Republic of Singapore. On August 20, 2024, the Company entered into a definitive acquisition agreement, pursuant to which it would purchase all shares of SPW Global Inc., which in turn wholly owns Wealth AI. The total purchase price is US$4,500,000, subject to customary closing purchase price adjustments, with US$3 million being paid in cash and the remaining US$1.5 million being settled in the form of 780,000 Class A Ordinary Shares and 1,620,000 Class B Ordinary Shares issuable to the seller and key employees of Wealth AI. Wealth AI is a company based in Singapore that offers personalized, cost-effective wealth management solutions using artificial intelligence. Founded by AI experts from top technology companies in 2022, Wealth AI is dedicated to the transformative potential of artificial intelligence in wealth management.

On October 14, 2024, the Company closed a Private Placement. On September 9, 2024, the Company entered into a Securities Purchase Agreement (the “Private Placement Securities Purchase Agreement”) with certain accredited investors (the “Purchasers”) for a private placement offering (“Private Placement”), pursuant to which the Company received gross proceeds of approximately $3,000,000, before deducting any offering expenses, in consideration of (i) 5,454,545 Class A Ordinary Shares; (ii) Series A ordinary warrants to purchase up to 4,090,909 Class A Ordinary Shares (the “Series A Ordinary Warrants”), and (iii) Series B ordinary warrants to purchase up to 4,090,909 Class A Ordinary Shares (the “Series B Ordinary Warrants”, and collectively with the Series A Ordinary Warrants, the “Private Placement Warrants”) at a purchase price of $0.55 per share and associated Warrants.

On November 5, 2024, the Company entered into a definitive acquisition agreement, pursuant to which the Company will purchase all shares of InnoSphere Tech Inc., a company incorporated under the laws of the British Virgin Islands. The total purchase price is US$2,100,000, subject to customary closing purchase price adjustments, in the form of 3,500,000 newly issued Class B Ordinary Shares at a price per Class B ordinary share of US$0.60 to the seller and key employees of InnoSphere Tech Inc. The Company also granted warrants to purchase 2,625,000 Class A Ordinary Shares of the Company at an exercise price per share equal to US$0.72 to the seller parties. The warrants will become exercisable on the six-month anniversary of the issuance date and will expire on the fifth anniversary from the date on which they become exercisable. The transaction closed on December 16, 2024.

On November 12, 2024, the Company entered into a definitive acquisition agreement pursuant to which PWM will purchase all shares of Tokyo Bay Management Inc. (“Tokyo Bay”), a company incorporated under the laws of the British Virgin Islands. The total purchase price is US$1,500,000, subject to customary closing purchase price adjustments, in the form of 2,500,000 newly issued Class B Ordinary Shares of the Company at a price per Class B Ordinary Share of US$0.60 to the seller and key employees of Tokyo Bay. The Company will also grant warrants to purchase 1,875,000 Class A Ordinary Shares of the Company at an exercise price per share equal to US$0.72 to the seller parties. The warrants will become exercisable on the six-month anniversary of the issuance date and will expire on the fifth anniversary from the date on which they become exercisable. The acquisition of Tokyo Bay closed on December 16, 2024.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	The Second Amended and Restated Memorandum and Articles of Association adopted on December 29, 2023 (incorporated by reference to Exhibit 3.1 from our current report on Form 6-K filed with the SEC on February 1, 2024)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 filed with the SEC on June 23, 2023)
2.2	Description of Securities registered under Section 12 of the Exchange Act
4.1	Employment Agreement by and between Kazuho Komoda and the Registrant
4.2	Employment Agreement by and between Ngat Wong and the Registrant (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.3	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.4	Form of Prestige Global Allocation Fund Subscription Agreement (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.5	Form of Prestige Global Fund SPC Subscription Agreement (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.6	Referral Service Agreement with a licensed insurance broker in Hong Kong (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.7	Form of Ongoing Advisory Agreement between Prestige Asset Management Limited and clients (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.8	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
8.1	List of Subsidiaries and Affiliated Entities
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 from our Annual Report on Form 20-F (File No. 001-41734) filed on February 15, 2024).
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter from Marcum Asia CPAs LLP (incorporated by reference to Exhibit 16.1 from our current report on Form 6-K filed on November 2, 2023)
23.1	Consent Letter from Yu Certified Public Accountant, P.C.
23.2	Consent Letter for Marcum Asia CPAs LLP
99.1	Consent of Han Kun Law Firm
99.2	Consent of Ogier
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prestige Wealth Inc.

	By:	/s/ Kazuho Komoda
		Name:	Kazuho Komoda
		Title:	Chief Executive Officer

Date: February 13, 2025