Form 20-F/A
period 2024-09-30
Prestige Wealth Inc.
filed 2025-04-28
CIK 1765850

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

Office Unit 6620B, 66/F, The Center,

99 Queen’s Road Central,

Central, Hong Kong

(Address of principal executive offices)

Ms. Zimuyin Jiang, Chief Financial Officer

Office Unit 6620B, 66/F, The Center,

99 Queen’s Road Central,

Central, Hong Kong

Tel: +852 2122 8560

E-mail: mj@pwmweb.com

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐   No ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended September 30, 2024 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on February 13, 2025.

The Company is filing this Amendment solely to include the Company’s Clawback Policy as Exhibit 97.1 to comply with the requirements of Nasdaq Rule 5608, which was initially filed as Exhibit 99.1 on the Company’s previous annual report on Form 20-F for the year ended September 30, 2023, and which is incorporated herein by reference.

Additionally, as Mr. Ngat Wong has ceased to be the Company’s Chief Operating Officer on April 11, 2025, the appropriate signatories and certification exhibits to the Annual Report have been updated to that of Ms. Zimuyin Jiang, our Chief Financial Officer.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	The Second Amended and Restated Memorandum and Articles of Association adopted on December 29, 2023 (incorporated by reference to Exhibit 3.1 from our current report on Form 6-K filed with the SEC on February 1, 2024)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 filed with the SEC on June 23, 2023)
2.2	Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.2 from our Annual Report on Form 20-F (File No. 001-41734) filed with the SEC on February 13, 2025)
4.1	Employment Agreement by and between Kazuho Komoda and the Registrant (incorporated by reference to Exhibit 4.1 from our Annual Report on Form 20-F (File No. 001-41734) filed with the SEC on February 13, 2025)
4.2	Employment Agreement by and between Ngat Wong and the Registrant (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.3	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.4	Form of Prestige Global Allocation Fund Subscription Agreement (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.5	Form of Prestige Global Fund SPC Subscription Agreement (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.6	Referral Service Agreement with a licensed insurance broker in Hong Kong (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.7	Form of Ongoing Advisory Agreement between Prestige Asset Management Limited and clients (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.8	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
8.1	List of Subsidiaries and Affiliated Entities (incorporated by reference to Exhibit 8.1 from our Annual Report on Form 20-F (File No. 001-41734) filed with the SEC on February 13, 2025)
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 from our Annual Report on Form 20-F (File No. 001-41734) filed on February 15, 2024).
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter from Marcum Asia CPAs LLP (incorporated by reference to Exhibit 16.1 from our current report on Form 6-K filed on November 2, 2023)
23.1	Consent Letter from Yu Certified Public Accountant, P.C. (incorporated by reference to Exhibit 23.1 from our Annual Report on Form 20-F (File No. 001-41734) filed with the SEC on February 13, 2025)
23.2	Consent Letter for Marcum Asia CPAs LLP (incorporated by reference to Exhibit 23.2 from our Annual Report on Form 20-F (File No. 001-41734) filed with the SEC on February 13, 2025)
97.1	Clawback Policy (incorporated by reference to Exhibit 99.1 from our Annual Report on Form 20-F (File No. 001-41734) filed with the SEC on February 15, 2024)
99.1	Consent of Han Kun Law Firm (incorporated by reference to Exhibit 99.1 from our Annual Report on Form 20-F (File No. 001-41734) filed with the SEC on February 13, 2025)
99.2	Consent of Ogier (incorporated by reference to Exhibit 99.2 from our Annual Report on Form 20-F (File No. 001-41734) filed with the SEC on February 13, 2025)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prestige Wealth Inc.

	By:	/s/ Kazuho Komoda
		Name:	Kazuho Komoda
		Title:	Chief Executive Officer

Date: April 28, 2025

3