Form 20-F
period 2025-09-30
Aurelion Inc.
filed 2026-01-06
CIK 1765850

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ____________to ____________

Commission file number: 001-41734

Aurelion Inc.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Office Unit 6620B, 66/F, The Center

99 Queen’s Road Central

Central, Hong Kong

(Address of principal executive offices)

Bjorn Schmidtke, Chief Executive Officer

Office Unit 6620B, 66/F, The Center

99 Queen’s Road Central

Central, Hong Kong

Telephone: +852 3965 3333

Email: ir@aurelion.com

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

As of September 30, 2025, the issuer had 70,346,624.2 Class A ordinary shares, par value US$0.000625 per share, and 8,404,030.8 Class B ordinary shares, par value US$0.000625 per share, issued and outstanding.

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

INTRODUCTION

Unless otherwise indicated, in this annual report on Form 20-F (this “Annual Report”), the following terms shall have the meaning set out below:

●	“Class A ordinary shares” refers to the Class A ordinary shares of Aurelion Inc., par value $0.000625 per share with one vote for each share;

●	“Class B ordinary shares” refers to the Class B ordinary shares of Aurelion Inc., par value $0.000625 per share with fifty votes for each share;

●	“clients” refers to high net worth and ultra-high net worth individuals for whom and/or whose controlled entities we provide asset management services or wealth management services at least once in a given fiscal period. For wealth management services, clients are to those for whom we provide wealth management services at least once in a given fiscal period;

●	“high net worth individuals” refers to people who own individual investable assets including financial assets and investment property with total value over $1.5 million.

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this Annual Report only;

●	“PPWM” refers to our wholly-owned subsidiary, PRESTIGE PRIVATE WEALTH MANAGEMENT LIMITED, a company incorporated in the British Virgin Islands;

●	“PWAI” refers to our prior wholly-owned subsidiary, Prestige Wealth America Inc., a California corporation

●	“PWM” refers to our wholly-owned subsidiary, Prestige Wealth Management Limited, a Hong Kong corporation;

●	“SPW” refers to our wholly-owned subsidiary, SPW Global Inc., a company incorporated in the British Virgin Islands;

●	“Wealth AI” refers to our wholly-owned subsidiary, Wealth AI PTE LTD, a Singapore corporation;

●	“InnoSphere Tech” refers to our wholly-owned subsidiary, InnoSphere Tech Inc. , a company incorporated in the British Virgin Islands;

●	“INNOSPHERE TECH PTE” refers to our wholly-owned subsidiary, INNOSPHERE TECH PTE. LTD. , a Singapore corporation;

●	“Tokyo Bay” refers to our wholly-owned subsidiary, Tokyo Bay Management Inc., a company incorporated in the British Virgin Islands;

●	“AISYS” refers to our wholly-owned subsidiary, AISYS Inc., a company incorporated in the British Virgin Islands;

●	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

●	“SFC” refers to the Securities and Future Commission of Hong Kong;

●	“shares”, “Shares” or “Ordinary Shares” refers to the Class A Ordinary Shares and Class B Ordinary Shares;

●	“ultra-high net worth individuals” refers to people who own individual investable assets including financial assets and investment property with total value over $4.5 million;

●	“US$,” “$” or “U.S. dollars” refers to the legal currency of the United States; and

●	“we”, “us” or the “Company” refers to Aurelion Inc. (formerly known as Prestige Wealth Inc.), and when describing the financial and operational results of Aurelion Inc., also includes its subsidiaries.

●	“XAUt” refers to Tether Gold, a digital asset backed by physical gold.

For the fiscal year ended September 30, 2025, we conducted business (i) in Hong Kong through PPWM, our British Virgin Islands operating subsidiary, and PWM, a Hong Kong corporation, primarily using Hong Kong dollars, the currency of Hong Kong, (ii) in the U.S. through PWAI, our prior wholly-owned subsidiary incorporated in California, primarily using U.S. dollars, and (iii) in Singapore through our operating subsidiary, Wealth AI, primarily using Singapore dollars, the currency of Singapore. Our consolidated financial statements are presented in U.S. dollars. In this Annual Report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rates of Hong Kong dollars to U.S. dollars and Singapore dollars to U.S. dollars, each determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in U.S. dollars) and the value of our assets, including accounts receivable (expressed in U.S. dollars).

ii

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our implementation of XAUT strategy and holdings;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our services and products;

●	the expected growth of our industries and market performance;

●	competition in our industries;

●	relevant government policies and regulations relating to our industries;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to maintain and protect our and our subsidiaries’ intellectual property rights, and secure, maintain, and enforce the right to use technology, data, and intellectual property rights owned or held by third parties, and in each case that our management deems to be essential or desirable to the conduct of our business;

●	our ability to hire and retain qualified management personnel and key employees in order to develop our business; and

●	other assumptions described in this Annual Report underlying or relating to any forward-looking statements.

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

Risks Related to Our Businesses

Risks Related to our Wealth Management Business

Our wealth management business may not sustain its historical revenue growth rate.

For the fiscal year ended September 30, 2025, we recorded an increase of 577% in our total net revenue compared to the fiscal year ended September 30, 2024. For the fiscal year ended September 30, 2024, we recorded an increase of 245% in our total net revenue compared to the fiscal year  ended September 30, 2023. Our wealth management businesses may not be able to achieve revenue growth in future periods and we cannot assure you that our wealth management businesses will not incur net losses in the future due to a number of factors, including, among others, economic factors out of our control, competition in the industry, and our decision to implement XAUt treasury strategy. Accordingly, you should not rely on the results of any prior period as an indication of our future operating performance.

Our subsidiaries’ operating wealth management business may not be able to continue to retain or expand their client base or maintain or increase the amount of investments made by their clients in the products distributed by the product brokers our subsidiaries work with.

Our subsidiaries’ operating wealth management business targets the large populations of high net worth and ultra-high net worth individuals as their clients are primarily in Asia. In light of Asia’s ever-evolving wealth management industry for high net worth and ultra-high net worth individuals we cannot assure you that our subsidiaries’ operating wealth management business will be able to maintain and increase the number of their clients or that their existing clients will purchase wealth management products distributed by their network of brokers in the same amount. Our subsidiaries’ operating wealth management business primarily rely on referral fees when their new and/or existing clients purchase new wealth management products, which we cannot assure you these clients will continue to purchase at the same rate or level. Our subsidiaries’ existing and future competitors in wealth management businesses may be better equipped to capture market opportunities and grow their client bases faster than our subsidiaries. A decrease in the number of such subsidiaries’ clients or a decrease in these clients’ purchase of insurance products distributed by our subsidiaries’ network of brokers may reduce revenues derived from referral fees and monetization opportunities for our subsidiaries’ wealth management services. If our subsidiaries’ operating wealth management business fail to continue to meet their clients’ expectations on returns from the products purchased by such clients from the insurance brokers our subsidiaries work with or if such clients are no longer satisfied with our subsidiaries’ services, they may leave our subsidiaries for competitors and our reputation may be damaged by these clients, affecting our subsidiaries’ ability to attract new clients, which will in turn adversely affect our financial condition and operational results.

Our subsidiary providing AI Solutions services may not be able to maintain or increase the size and number of AI Solution service projects

Our subsidiary, InnoSphere Tech, targets providing AI solution technology services (“AI Solutions”) to wealth management related enterprise clients, which currently involves processing vast amounts of data and training of specialized large models. In light of the rapidly changing technology and demand of enterprise clients in financial industry, we cannot assure you that InnoSphere Tech will be able to maintain or increase the size and number of AI Solution service projects or expand its client base. InnoSphere Tech actively connects to wealth management enterprises who recognize our “WealthAI 360 System”, which we cannot assure you these potential clients will purchase or continue to purchase our services. InnoSphere Tech’s existing and future competitors may be better equipped to capture market opportunities and pitch their clients faster than InnoSphere Tech. A decrease in the size or number of our AI Solution service projects we provide may reduce our revenues and weaken our growth in wealth management related AI Solution business. If InnoSphere Tech fails to continue to meet its clients’ expectations on deliveries and quality of the AI Solution service projects, they may leave InnoSphere Tech for competitors and our reputation may be damaged by these clients, affecting InnoSphere Tech’s ability to attract new clients, which will in turn adversely affect our financial condition and operational results.

Our subsidiary’s failure to respond in a timely and cost-effective manner to rapid technology innovation and service upgrade in AI Solution services may have an adverse effect on our subsidiaries’ business and our operating results.

The artificial intelligence (“AI”) industry and AI technology is continuously and rapidly iterating and evolving. We believe that our future success will depend on InnoSphere Tech’s ability to continue to anticipate innovations for evolving technologies and systems (including but not limited to AI), to keep pace with the changing needs of our clients, and to offer advanced and efficient technology methods and resources relating to AI that meet evolving standards on a timely and cost-effective basis. There is a risk that, if InnoSphere Tech does not successfully identify opportunities in technology innovations or InnoSphere Tech’s competitors develop or bring them to market faster, it may render InnoSphere Tech’s services noncompetitive. As a result, we can give no assurances that service upgrades and technology innovation that may affect InnoSphere Tech’s industry in the future will not have a material adverse effect on our financial condition and operational results.

We are subject to concentration risk because we generated the majority of our revenues through a limited number of customers.

For the fiscal year ended September 30 2024, we generated the majority of our total revenue through a limited number of advisory service clients. Our subsidiaries’ partnerships with these product brokers and advisory service clients are not on an exclusive basis, and the contract durations generally are for one-year periods or shorter. For the fiscal year ended September 30, 2024, we generated approximately 94.88% of our total revenues from one advisory service client for the period. Since August 8, 2024, we ceased asset management related business. For the fiscal year ended September 30, 2025, we generated approximately 99.97% of our total revenue from wealth management based artificial intelligence solution services to a customer. We cannot assure you that we will continue generating revenues from these customers. If any customer is not satisfied with our services, terminates its business relationship with us, our wealth management services and our results of operation relating to wealth management service may be materially and adversely affected.

During the fiscal years ended September 30, 2023, 2024, and 2025, we generated the majority of our revenues from wealth management services through a limited selection of wealth management products.

During the fiscal years ended September 30, 2023, 2024, and 2025, we generated the majority of our total wealth management services revenues through a limited selection of wealth management products, and we expect to continue to generate our revenues from wealth management services through a limited selection of wealth management products. For the fiscal year ended September 30, 2023, we generated a small amount in revenue from referral fees, and 97.58% of which was from the subscription of savings plans by our subsidiaries’ clients. For the fiscal year ended September 30, 2024, we generated a small amount in revenue from referral fees, and 86.59% of which was from the subscription of savings plans by our subsidiaries’ clients. For the fiscal year ended September 30, 2025, we generated a small amount in revenue from referral fees, 100% of which was from the subscription of savings plans by our subsidiaries’ clients. If any product providers decide to terminate underwriting savings plan policies, our subsidiaries’ clients may not immediately subscribe to other policies, or other wealth management products, and our subsidiaries’ wealth management business and our result of operations may be materially and adversely affected. Additionally, if any product providers decide to decrease the referral fees associated with savings plan policies, our revenues from wealth management business are expected to decrease, and our subsidiaries’ wealth management business and our result of operations may be materially and adversely affected. Furthermore, if our subsidiaries’ clients decide to work with other service providers to subscribe for other wealth management products, our results of operations will be materially and adversely affected.

The wealth management products that the product brokers distribute to our clients’ clients involve various risks and the failure of product brokers to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.

The product brokers our subsidiaries work with distribute a broad variety of wealth management products supplied by third-party product providers, which currently are primarily general insurance products and investment-linked insurance products. These products often have complex structures and involve various risks, such as market risk, liquidity risk, credit risks and inflation risks. The product brokers our subsidiaries work with must accurately describe the products to, and evaluate them for, our subsidiaries’ clients. Our success in having the clients we refer to insurance brokers purchase insurance products from such brokers depends, partly, on the clients’ trust in us to recommend quality product brokers who have the knowledge know-how and expertise to advise on the various risks. If the product brokers our subsidiaries work with fail to identify and fully appreciate the risks associated with products that are distributed to our clients, or fail to disclose such risks to our subsidiaries’ clients, and as a result our subsidiaries’ clients suffer financial loss or other damages resulting from their purchase of the wealth management products following our recommendation of the product brokers, our reputation, client relationships, business and prospects will be materially and adversely affected.

Any failure to ensure and protect the confidentiality of the personal data of our subsidiaries’ clients could lead to legal liability, adversely affect our reputation and have a material adverse effect on our subsidiaries’ business and our financial condition or results of operations.

Our subsidiaries’ services in wealth management business involve the exchange of information, including detailed personal and financial information regarding our subsidiaries’ clients, through a variety of electronic and non-electronic means. Our subsidiaries’ operating wealth management business relies on a complex network of process and software controls to protect the confidentiality of data provided to such subsidiaries or stored on their systems. If our subsidiaries’ operating wealth management business does not maintain adequate internal controls or fails to implement new or improved controls, this data could be misappropriated or confidentiality could otherwise be breached. Our subsidiaries’ operating wealth management business could be subject to liability if they inappropriately disclose any client’s personal information, or if third parties are able to penetrate our subsidiaries’ network security or otherwise gain access to any client’s name, address, portfolio holdings, or other personal information. Any such event could subject our subsidiaries’ operating wealth management business to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. In addition, such events would cause our subsidiaries’ clients in wealth management business to lose their trust and confidence in our subsidiaries, which may result in a material adverse effect on our subsidiaries’ wealth management business and our results of operations and financial condition.

Our risk management policies and procedures relating to wealth management business may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including employee misconduct.

Our subsidiaries’ operating wealth management business have devoted significant resources to develop our risk management policies and procedures and will continue to do so. Nonetheless, such subsidiaries’ policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating their risk exposure in all market environments or against all types of risk. Many of our subsidiaries’ risk management policies relating to wealth management business are based upon observed historical market behavior or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what such subsidiaries’ models indicate. This could cause our subsidiaries to incur investment losses or cause such subsidiaries’ hedging and other risk management strategies to be ineffective. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated.

Moreover, we are subject to the risks of errors and misconduct by our and our subsidiaries’ employees relating to wealth management business, which include:

●	engaging in misrepresentation or fraudulent activities when our subsidiaries market our brand as a wealth management service provider to clients and potential clients;

●	improperly using or disclosing confidential information of such subsidiaries’ clients, third-party wealth management product brokers or providers or other parties;

●	concealing unauthorized or unsuccessful activities; or

●	otherwise not complying with laws and regulations or our internal policies or procedures.

Although our subsidiaries’ operating wealth management business has established an internal compliance system to supervise service quality and regulation compliance, these risks may be difficult to detect in advance and deter, and could harm such subsidiaries’ business and our results of operations or financial performance.

In addition, although our subsidiaries’ operating wealth management business performs due diligence on clients, we cannot assure you that our subsidiaries will be able to identify all the possible issues based on the information available to our subsidiaries. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to properly record and verify a large number of transactions and events, and these policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Non-compliance with applicable regulations and illegal activities on the part of third parties with which our subsidiaries conduct business could disrupt our subsidiaries’ business and adversely affect our results of operations.

Third-party product brokers, providers or other business counterparties of our wealth management business may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may affect our subsidiaries’ business activities and reputation and in turn, our results of operations. Although our subsidiaries’ operating wealth management business conducts due diligence on their business counterparties, we cannot be certain whether any such counterparty has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements. Under the CPO, any person who aids, abets, counsels or procures the commission by another person of any offence shall be guilty of the like offence. Accordingly, if any of such subsidiaries’ business counterparties is deemed to commit any offence, we cannot assure you that our subsidiaries will not be found guilty of the same offence and liable for the same penalties if our subsidiaries are found guilty of aiding, abetting, counseling or procuring the same offence. We cannot assure you that these counterparties will continue to maintain all applicable permits and approvals, and any non-compliance on the part of these counterparties may cause potential liabilities to our subsidiaries and in turn disrupt their operations.

The impairment or negative performance of other participants in the financial services industry could adversely affect our subsidiaries.

Our subsidiaries’ operating wealth management business routinely work with counterparties in the financial services industry, including asset management companies, product brokers and other institutions, when providing their services. A decline in the financial condition of one or more financial services institutions may expose our subsidiaries to credit losses or defaults, limit our subsidiaries’ access to liquidity or otherwise disrupt the operations of our subsidiaries’ wealth management businesses. While our subsidiaries’ operating wealth management business regularly assess their exposure to counterparties in the financial services industry, the performance and financial strength of specific institutions are subject to rapid change, the timing and extent of which cannot be known.

Downgrades in the credit or financial strength ratings assigned to the counterparties with whom our subsidiaries’ operating wealth management business transact business or other adverse reputational impacts to such counterparties could create the perception that our financial condition will be adversely impacted as a result of potential future defaults by such counterparties. As a result, our operations and financial performances relating to wealth management business may be adversely impacted.

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

Our subsidiaries’ wealth management business is subject to risks related to lawsuits and other claims brought by their clients.

Our subsidiaries’ operating wealth management business is subject to lawsuits and other claims in the ordinary course of business. In particular, our subsidiaries’ operating wealth management business may face arbitration claims and lawsuits brought by such subsidiaries’ clients who have bought wealth management products from brokers recommended by such subsidiaries which turned out to be unsuitable. Our subsidiaries’ operating wealth management business may also encounter complaints alleging misrepresentation on the part of such subsidiaries’ relationship managers or other employees or that such subsidiaries’ have failed to carry out a duty owed to them. This risk may be heightened during periods when clients are experiencing losses or when the wealth management products do not provide the returns as expected. Actions brought against us and/or such subsidiaries operating wealth management business may result in settlements, awards, injunctions, fines, penalties or other results adverse to our subsidiaries’ operating wealth management business including harm to our reputation. The contracts between ourselves and third-party wealth management product providers do not provide for indemnification of our costs, damages or expenses resulting from such lawsuits. Even if our subsidiaries’ operating wealth management business is successful in defending against these actions, the defense of such matters may result in significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

Our subsidiaries’ business, our financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to our subsidiaries’ operating wealth management business.

We currently have no operations in mainland China. However, as a majority of the clients of our subsidiaries’ wealth management services are nationals of mainland China or residents in mainland China and one of our principal executive offices is located, and one of our subsidiaries operates in Hong Kong, a special administrative region of China, there is no guarantee that if certain existing or future PRC laws become applicable to our subsidiaries, it will not have a material adverse impact on our subsidiaries’ wealth management business, financial condition and results of operations and/or our ability to offer or continue to offer securities to investors.

The PRC government may intervene or influence the operations of offshore holding companies with business connections to China at any time and may exert increased oversight and control over overseas listings, securities offerings conducted outside of China and/or foreign investment in issuers with operations in Hong Kong. In recent years, PRC governmental authorities have indicated an intent to strengthen supervision over overseas securities activities, and we cannot assure you that such oversight or regulatory focus will not be extended to companies operating in Hong Kong like us. If our subsidiaries were to become subject to direct or indirect intervention, influence or discretion by the PRC government, whether as a result of regulatory changes, policy developments, our client base including mainland China residents, or any future expansion or acquisition involving mainland China, our subsidiaries’ wealth management operations could be required to undergo material changes, incur increased compliance costs, become subject to penalties or restrictions, or be materially and adversely affected.

In addition, PRC laws and regulations are evolving rapidly, and their enactment timetable, interpretation and implementation involve significant uncertainties. The legal system of mainland China is based on written statutes and government policies, and judicial decisions have limited precedential value. Certain policies, rules or internal guidelines may not be published on a timely basis or at all, and regulatory authorities may have broad discretion in interpretation and enforcement. As a result, if any PRC laws or regulations relating to areas such as data protection, cybersecurity, anti-monopoly, cross-border services, capital markets activities or other matters become applicable to our subsidiaries, compliance may be costly and time-consuming, and any failure to comply, or any inquiry, investigation or enforcement action, could divert management attention, result in negative publicity, subject us or our subsidiaries to liabilities or administrative penalties, hinder our ability to offer or continue to offer our securities to investors, and materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Business relating to XAUT Strategy and Holdings

Our financial results and the market price of the ordinary shares may be affected by the prices of gold and XAUt.

We have applied the proceeds from the $100 million private placement of equity securities and the $50 million three-year term loan, each closed in October 2025 (the “2025 Transaction”), primarily to acquire Tether Gold (“XAUt”), a digital asset backed by physical gold, implementing an XAUt treasury strategy. The value of our assets and the market price of our ordinary shares are closely linked to the market prices of gold and XAUt. Fluctuations in the price of gold or XAUt, whether due to macroeconomic factors, changes in investor sentiment, or other market dynamics, may have a direct and significant impact on our financial performance and the value of our securities. Our exposure to gold-linked digital assets introduces indirect but material risk. If the price of gold, including prevailing and expected future prices, declines materially or becomes more volatile, demand for XAUt may decrease. As a result, investors in our ordinary shares, or securities linked to our ordinary shares, including warrants, are exposed to the volatility inherent in gold and digital asset markets. Our financial results and the market price of our Class A Ordinary Shares would be adversely affected and our business and financial conditions can be negatively impacted if the price of XAUt decreased substantially.

Our XAUt treasury strategy may expose it to complex liquidity risks across both traditional and digital asset markets, which could adversely affect our financial results.

We seek to maintain a long position in XAUt. However, this approach introduces liquidity management challenges that may impact our financial performance. The price of XAUt is tied to the price of physical gold. The gold market, while historically liquid, can be subject to temporary dislocations caused by geopolitical events, macroeconomic shocks, or supply chain disruptions. Similarly, emerging token markets—particularly those involving newly issued or bespoke digital assets—often exhibit reduced trading volumes, fragmented order books, and dependence on limited market makers or exchange infrastructure. These structural limitations may prevent timely exits or settlements, or may result in price slippage, widening spreads, or delayed conversions between tokenized assets and fiat currency.

These liquidity risks, across both traditional gold markets and tokenized asset venues, may limit our ability to execute our XAUt strategy effectively. If we are unable to timely deploy capital, or if XAUt fails to achieve meaningful market traction, our financial results, cash flows, and overall operating performance could be materially and adversely affected.

The redemption risk, pricing risk, and regulatory risk associated with XAUt as a stablecoin may adversely affect the price of XAUt, and thus our business, financial condition, and results of operations.

Stablecoins are digital assets designed to minimize price volatility. A stablecoin is designed to track the price of an underlying asset such as fiat currency or an exchange-traded commodity. XAUt is a stablecoin issued by Tether; it is designed to track the price of physical gold. Tether claims that XAUt is backed by physical gold stored in vaults in Switzerland, and can be traced and redeemed by the owner of the XAUt token.

Stablecoins are a relatively new phenomenon, and it is impossible to know all of the risks that they could pose to participants in the digital asset markets. In addition, some have argued that some stablecoins, particularly USDT, the U.S.-dollar-pegged stablecoin issued by Tether, were improperly issued, without sufficient backing, in a way that could cause artificial rather than genuine demand for digital assets, raising their prices. Regulators have also charged stablecoin issuers with violations of law or otherwise required certain stablecoin issuers to cease certain operations. For example, on February 17, 2021, the New York Attorney General entered into an agreement with Tether’s operators, requiring them to cease any further trading activity with New York persons and pay $18.5 million in penalties for false and misleading statements made regarding the assets backing Tether. On October 15, 2021, the CFTC announced a settlement with Tether’s operators in which they agreed to pay $42.5 million in fines to settle charges that, among others, Tether’s claims that it maintained sufficient U.S. dollar reserves to back every Tether stablecoin in circulation with the “equivalent amount of corresponding fiat currency” held by Tether were untrue.

Stablecoins have a unique risk associated with redemption of the token for the underlying asset and divergence between the intended redemption rate of the stablecoin and secondary market trading prices. The underlying assets are often invested into perceived “safe” investments such as U.S. Treasury securities. However, there is no guarantee that the underlying assets are put into instruments that are as safe as they may be perceived to be. There is a risk that the assets may not be redeemable at the 1:1 redemption ratio (i.e., one U.S. dollar for one USDC) if an issue occurs with the underlying asset. The issuers of stablecoins may also not be able to provide sufficient underlying assets to back the stablecoins. Moreover, even if marketed or intended to be redeemable with the stablecoin issuer at a 1:1 ratio, there is no guarantee that a stablecoin will trade in the secondary market at or close to such redemption value. In this regard, various market factors, including factors including trade liquidity and sentiment and perception regarding a stablecoin and its backing with underlying assets, may result in a stablecoin trading in the secondary markets at a value other than (or “depegging” from) a 1:1 value with the U.S. dollar. For example, the USDC stablecoin issued by Circle temporarily depegged and traded at a secondary price below one U.S. dollar in March 2023 in the context of the collapse of Silicon Valley Bank due to concerns that some of the funds backing USDC were held in deposits with Silicon Valley Bank. In the case of XAUt, there is a risk where the value of XAUt could deviate from the value of physical gold claimed to be redeemable with such XAUt, if there is stress in the market.

Given the foundational role that stablecoins play in global digital asset markets, their fundamental liquidity can have a dramatic impact on the broader digital asset market. Because a large portion of the digital asset market still depends on stablecoins such as USDT and USDC, there is a risk that a disorderly de-pegging or a run on USDT or USDC could lead to dramatic market volatility in, and/or materially and adversely affect the prices of, digital assets more broadly. Volatility in stablecoins, operational issues with stablecoins (for example, technical issues that prevent settlement), concerns about the sufficiency of any reserves that support stablecoins, or regulatory concerns about stablecoin issuers or intermediaries, such as bitcoin spot markets, that support stablecoins, could impact individuals’ willingness to trade on trading venues that rely on stablecoins and could impact the price of XAUt, and in turn, an investment in our ordinary shares.

In addition, the regulatory treatment of fiat-backed stablecoins is highly uncertain. The resale of such stablecoins may implicate a variety of banking, deposit, money transmission, prepaid access and stored value, anti-money laundering, commodities, securities, sanctions, and other laws and regulations in the various jurisdictions relevant to our business. The risks associated with stablecoins may adversely affect interest in and demand for the products and services we seek to offer, and subject us to additional regulatory uncertainties, which may result in enforcement actions, litigation, significant costs being incurred, fines, and other penalties, as well as adversely affect our business, financial condition, and results of operations.

We operate in a highly competitive market, and established market participants with greater resources, regulatory positioning, or brand recognition may outperform it.

Our operation comes to crossroads with participants in the global gold market, a highly competitive industry dominated by well-established financial institutions, bullion banks, ETF sponsors, precious metals dealers, and newer entrants offering gold-backed assets. Many of these participants possess significantly greater financial resources, broader market access, deeper liquidity, established regulatory frameworks, and longstanding relationships with institutional investors.

We also may face emerging competition from other blockchain-native platforms offering gold-linked tokens or decentralized finance (DeFi) products that may offer alternative value propositions or pricing advantages. Some of our competitors may also have physical custody infrastructure, tokenized offerings, or secondary markets in place. In addition, we may face competition from traditional gold investment products such as exchange-traded funds (ETFs), futures contracts, and bullion dealers, which are already widely accepted by retail and institutional investors.

If we are unable to successfully differentiate our platform, build user trust, secure high-quality counterparties, or scale liquidity in our tokenized offerings, it may not be able to compete effectively. Any failure to compete successfully could adversely affect our ability to grow our market share, attract capital to our platform, or generate sustainable revenue, which would have a material and adverse effect on our business, financial condition, and results of operations.

Investing in XAUt will expose us to certain risks associated with XAUt, such as price volatility, limited liquidity and trading volumes, relative anonymity, potential susceptibility to market abuse and manipulation, theft, compliance and internal control failures at exchanges and other risks inherent in our electronic, virtual form and decentralized network.

XAUt, as a digital asset, is subject to a range of risks that differ from those associated with traditional financial instruments. These include price volatility, which can result in rapid and substantial changes in value. The market for XAUt may also be characterized by limited liquidity and trading volumes, making it difficult to enter or exit positions without affecting the market price. The relative anonymity of transactions and the decentralized nature of the network may increase the risk of market abuse, manipulation, and theft. Furthermore, we are exposed to the risk of compliance and internal control failures at exchanges or other third-party service providers, which could result in the loss or misappropriation of assets. These risks are compounded by the electronic and virtual nature of XAUt, which may be vulnerable to cyberattacks and other technological failures.

Our quarterly operating results, revenues, and expenses may fluctuate significantly, including because we may be required to account for our digital assets at fair value, which could have an adverse effect on the market price of our securities.

Our financial results may be subject to significant fluctuations from quarter to quarter due to the requirement to account for our digital asset holdings, including XAUt, at fair value. Changes in the market price of XAUt may result in unrealized gains or losses that are reflected in our financial statements, potentially leading to volatility in reported revenues and expenses. Such fluctuations may not be indicative of our underlying operating performance and could adversely affect the market price of our securities.

We will have broad discretion in how we execute our XAUt strategy, including the timing of purchases and sale of XAUt and XAUt-related products. We may not execute our strategy effectively, which could affect our results of operations and cause our Class A Ordinary Shares to decline.

Our management will have significant flexibility in determining the timing and manner in which it implements our XAUt strategy, including decisions regarding the purchase and sale of XAUt and related products. There can be no assurance that management will execute this strategy effectively or that our decisions will result in favorable outcomes for us or our shareholders. Ineffective execution of the XAUt strategy could adversely affect our financial results and lead to a decline in the market price of our Class A Ordinary Shares.

The price of XAUt has been volatile, and our ability to time the price of our purchase of XAUt pursuant to our strategy, including with the net proceeds of the 2025 Transaction, will be limited.

XAUt is a volatile asset that has traded below $2,600 and above $3,600 per XAUt in the past 12 months. In addition, XAUt does not pay interest, but staking rewards can be earned on XAUt. The ability to generate a return on investment from the net proceeds from any offering by us will depend on whether there is appreciation in the value of XAUt following our purchases of XAUt with the proceeds of the 2025 Transaction. Future fluctuations in XAUt’s trading prices may result in our converting XAUt purchased with the proceeds of Contemplated Transactions into cash with a value substantially below the net proceeds from the 2025 Transaction. There can be no assurance that we will be able to purchase XAUt at favorable prices or at times that maximize value for shareholders. The timing of purchases, including those made with the net proceeds of the 2025 Transaction, may be constrained by market conditions, regulatory requirements, or other factors beyond our control. As a result, we may be exposed to adverse price movements that could negatively impact our financial performance.

A significant decrease in the market value of our XAUt holdings could adversely affect our ability to satisfy our financial obligations under debt financings.

If the market value of our XAUt holdings were to decline significantly, our ability to meet our financial obligations under existing or future debt financings could be impaired. A reduction in the value of these assets may limit our borrowing capacity, trigger covenants or other restrictions under our financing arrangements, or otherwise adversely affect our liquidity and financial condition.

Future developments regarding the treatment of crypto assets for U.S. and foreign tax purposes could adversely impact our business.

The tax treatment of XAUt and other digital assets is subject to significant uncertainty and evolving guidance from U.S. federal, state, and local tax authorities, as well as foreign tax authorities. Changes in tax laws, regulations, or interpretations could have a material impact on our business, including our ability to acquire, hold, or dispose of XAUt in a tax-efficient manner. For example, future legislation or regulatory guidance could result in the imposition of new or increased taxes on the acquisition, holding, or transfer of XAUt, or could require us to report additional information to tax authorities. In addition, differences in the tax treatment of digital assets across jurisdictions could create compliance challenges and increase our administrative and operational costs. Any adverse developments in the tax treatment of digital assets could reduce the attractiveness of our business model, increase our tax liabilities, and negatively affect our financial results and the value of our ordinary shares.

XAUt and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

XAUt and other digital assets are relatively novel and are subject to significant legal and regulatory uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is evolving and unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects, the price of XAUt or the ability of individuals or institutions such as us to own or transfer XAUt.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of XAUt or the ability of individuals or institutions such as us to own or transfer XAUt. For example, within the past several years:

●	President Trump signed an Executive Order instructing a working group comprised of representatives from key federal agencies to evaluate measures that can be taken to provide regulatory clarity and certainty built on technology-neutral regulations for individuals and firms involved in digital assets, including through well-defined jurisdictional regulatory boundaries, and this working group submitted a report with regulatory and legislative proposals on July 30, 2025;

●	in January 2025, the SEC announced the formation of a “Crypto Task Force,” which was created to provide clarity on the application of the federal securities laws to the crypto asset market and to recommend policy measures with respect to digital asset security status, registration and listing of digital asset-based investment vehicles, and digital asset custody, lending and staking;

●	in May 2025, the SEC issued a statement providing its view that certain staking activities on blockchain networks that use protocol staking activities do not involve the offer or sale of securities under the Securities Act or the Exchange Act;

●	in April and August 2024, Uniswap Labs and OpenSea, respectively, publicized that they had each received a Wells Notice from the SEC, notifying them that the SEC was planning to recommend legal action against them based on allegations that they operate as unregistered securities exchanges;

●	in November 2023, Binance Holdings Ltd. (“Binance”) and its then chief executive officer reached a settlement with the U.S. Department of Justice, the Commodity Futures Trading Commission (“CFTC”), the U.S. Department of Treasury’s Office of Foreign Asset Control, and the Financial Crimes Enforcement Network to resolve a multi-year investigation by the agencies and a civil suit brought by the CFTC, pursuant to which Binance agreed to, among other things, pay $4.3 billion in penalties across the four agencies and to discontinue its operations in the United States;

●	in November 2023, the SEC filed a complaint against Payward Inc. and Payward Ventures Inc., together known as Kraken, alleging, among other claims, that Kraken’s crypto trading platform was operating as an unregistered securities exchange, broker, dealer and clearing agency;

●	in June 2023, the SEC filed complaints against Binance and Coinbase, Inc. (“Coinbase”), and their respective affiliated entities, relating to, among other claims, assertions that each party was operating as an unregistered securities exchange, broker, dealer and clearing agency;

●	the European Union adopted Markets in Crypto Assets Regulation, a comprehensive digital asset regulatory framework for the issuance and use of digital assets;

●	in June 2023, the United Kingdom adopted and implemented the Financial Services and Markets Act 2023, which regulates market activities in “cryptoassets”; and

●	in China since 2021, the People’s Bank of China and the National Development and Reform Commission have outlawed cryptocurrency mining and declared all cryptocurrency transactions illegal within the country.

While the complaint against Coinbase was dismissed in February 2025, the complaint against Payward Inc. and Payward Ventures Inc. was dismissed with prejudice in March 2025, the complaint against Binance was dismissed on May 29, 2025, and the investigations into OpenSea and Uniswap closed in February 2025, the SEC or other state, federal or foreign regulatory agencies may initiate similar actions in the future, which could materially impact the operations price of XAUt and our ability to own or transfer XAUt. For example, in April 2025, the State of Oregon brought a civil enforcement action against Coinbase for allegedly selling unregistered securities.

It is not possible to predict whether or when new laws will be enacted that change the legal framework governing digital assets or provide additional authorities to the SEC or other regulators, or whether or when any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional laws or authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function, the willingness of financial and other institutions to continue to provide services to the digital assets industry, or how any new laws or regulations, or changes to existing laws or regulations, might impact the value of digital assets generally and XAUt specifically. The consequences of any new law or regulation relating to digital assets and digital asset activities could adversely affect the market price of XAUt, as well as our ability to hold or transact in XAUt, and in turn adversely affect the market price of our listed securities.

Competition by other digital asset treasury, Gold-related treasury, or XAUt treasury companies and the availability of spot exchange-traded products (“ETPs”) for other digital assets may adversely affect the market price of its listed securities.

We face competition from other entities that pursue similar digital asset or gold-related treasury strategies, as well as from the growing availability of spot exchange-traded products for digital assets. Increased competition may reduce demand for our securities, limit our ability to attract or retain investors, and adversely affect the market price of its listed securities.

The emergence or growth of digital assets other than XAUt may have a material adverse effect on our financial condition. There are numerous alternative digital assets and many entities, including consortiums and financial institutions. Other entities could issue digital assets tied to physical gold or other valuable assets. Those digital assets could gain market share relative to XAUt.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China’s Central Bank Digital Currency (“CBDC”) project was made available to consumers in January 2022, and governments including the United States, the United Kingdom, the European Union, and Israel have been discussing the potential creation of new CBDCs. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could also compete with, or replace, XAUt and other digital assets as a medium of exchange or store of value. As a result, the emergence or growth of these or other digital assets could cause the market price of XAUt to decrease, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our XAUt strategy will subject it to enhanced regulatory oversight.

There has been increasing regulatory focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While we intend to implement and maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire our XAUt through entities subject to anti-money laundering regulation and related compliance rules in the United States, if we are found to have purchased any of our XAUt from bad actors that have used XAUt to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in XAUt by we may be restricted or prohibited.

A portion of our XAUt holdings may serve as collateral securing our outstanding indebtedness, and we may incur additional indebtedness or enter into other financial instruments in the future that may be collateralized by our XAUt holdings. We may also consider pursuing strategies to create income streams or otherwise generate funds using our XAUt holdings. These types of XAUt-related transactions are the subject of enhanced regulatory oversight. These and any other XAUt-related transactions we may enter into, beyond simply acquiring and holding XAUt, may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations.

Additional laws, guidance and policies may be issued by domestic and foreign regulators following the filing for Chapter 11 bankruptcy protection by FTX, one of the world’s largest cryptocurrency exchanges, in November 2022. The FTX collapse may have increased regulatory focus on the digital assets industry. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting XAUt, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant costs or significantly limit our ability to hold and transact in XAUt.

In addition, private actors that are wary of XAUt or the regulatory concerns associated with XAUt have in the past taken and may in the future take further actions that may have an adverse effect on our business or the market price of our listed securities. For example, it is possible that a financial institution could restrict customers from buying shares of our ordinary shares if it were to determine that our ordinary shares’ value is closely tied to the performance of XAUt, signaling a reluctance to facilitate exposure to virtual currencies.

XAUt trading venues may experience greater fraud, security failures, or regulatory or operational problems than trading venues for more established asset classes.

Digital asset trading venues are relatively new and, in many cases, unregulated. Furthermore, there are many digital asset trading venues which do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in the digital asset trading venues, including prominent exchanges that handle a significant volume of digital asset trading and/or are subject to regulatory oversight, in the event one or more digital asset trading venues cease or pause for a prolonged period the trading of XAUt or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

In 2019 there were reports claiming that 80-95% of bitcoin trading volume on trading venues was false or non-economic in nature, with specific focus on unregulated exchanges located outside of the United States. The SEC also alleged as part of its June 5, 2023, complaint against Binance Holdings Ltd. that Binance committed strategic and targeted “wash trading” through its affiliates to artificially inflate the volume of certain digital assets traded on its exchange. The SEC has also brought recent actions against individuals and digital asset market participants alleging that such persons artificially increased trading volumes in certain digital assets through wash trades, or repeated buying and selling of the same assets in fictitious transactions to manipulate their underlying trading price. Such reports and allegations may indicate that the bitcoin market is significantly smaller than expected and that the United States makes up a significantly larger percentage of the bitcoin market than is commonly understood.

Any actual or perceived wash trading in the digital asset market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of our XAUt. Negative perception, a lack of stability in the broader digital asset markets and the closure, temporary shutdown or operational disruption of XAUt trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the XAUt ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in XAUt and the broader digital asset ecosystem and greater volatility in the price of XAUt. For example, in 2022, each of Celsius Network, Voyager Digital, Three Arrows Capital, FTX, and BlockFi filed for bankruptcy, following which the market prices of bitcoin and other digital assets significantly declined. In addition, in June 2023, the SEC announced enforcement actions against Coinbase, Inc., and Binance Holdings Ltd., two providers of large trading venues for digital assets, which similarly was followed by a decrease in the market price of bitcoin and other digital assets. These were followed in November 2023, by an SEC enforcement action against Payward Inc. and Payward Ventures Inc., together known as Kraken, another large trading venue for digital assets. While the complaint against Coinbase, Inc. was dismissed in February 2025, the complaint against Payward Inc. and Payward Ventures Inc. was dismissed with prejudice in March 2025, and the complaint against Binance Holdings Ltd. was dismissed on May 29, 2025, the SEC or other regulatory agencies may initiate similar actions in the future. As the price of our listed securities is affected by the value of our XAUt holdings, the failure of a major participant in the XAUt ecosystem or the broader digital asset ecosystem could have a material adverse effect on the market price of our listed securities.

The concentration of our XAUt holdings may enhance the risks inherent in our XAUt strategy.

As a result of our XAUt treasury strategy, our digital treasury assets are expected to be concentrated in our XAUt holdings. The concentration of our XAUt holdings limits the risk mitigation that we could achieve if we were to purchase a more diversified portfolio of treasury assets, and the absence of diversification enhances the risks inherent in our XAUt treasury strategy. Any future significant declines in the price of XAUt would have a more pronounced impact on our financial condition than if we used our cash to purchase a more diverse portfolio of assets.

Our XAUt holdings will be less liquid than existing cash and cash equivalents and may not be able to serve as a source of liquidity for it to the same extent as cash and cash equivalents.

Historically, the digital asset market has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our XAUt at favorable prices or at all. As a result, our XAUt holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Further, the XAUt we expect to hold with our custodians and transact with our trade execution partners does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation.

Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered XAUt or otherwise generate funds using our XAUt holdings, including in particular during times of market instability or when the price of XAUt has declined significantly. If we are unable to sell our XAUt, enter into additional capital raising transactions, including capital raising transactions using XAUt as collateral, or otherwise generate funds using our XAUt holdings, or if we are forced to sell our XAUt at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

If we or our third-party service providers experience a security breach or cyber-attack and unauthorized parties obtain access to our XAUt assets, we may lose some or all of our XAUt assets and its financial condition and results of operations could be materially adversely affected.

From time to time, the XAUt owned by us may be held in custody accounts at institutional-grade digital asset custodians. Security breaches and cyberattacks are of particular concern with respect to our XAUt. XAUt and other blockchain-based cryptocurrencies and the entities that provide services to participants in the digital asset ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400 million in digital assets from customers. A successful security breach or cyberattack could result in:

●	a partial or total loss of our XAUt in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our XAUt;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader digital asset ecosystem or in the use of the digital asset networks to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to digital assets, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. In the past, hackers have successfully employed a social engineering attack against one of our service providers and misappropriated our digital assets, although, to date, such events have not been material to our financial condition or operating results. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements since the onset of the COVID-19 pandemic. The risk of cyberattacks could also be increased by cyberwarfare in connection with geopolitical conflicts, such as the ongoing Russia-Ukraine conflict, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the digital asset industry, including third-party services on which we rely, could materially and adversely affect our business.

The use of XAUt as collateral may subject us to significant risks and uncertainties.

In financing arrangements, the XAUt owned by us may be pledged as collateral, for purposes including engaging leveraged purchasing of additional XAUts, and the lender may facilitate back-to-back loan arrangements, ultimately transferring the pledged XAUt to a Tether-controlled account. As such, we will not have direct control over the rehypothecated XAUt. As a result, we may face challenges in reclaiming the collateral. Our ability to recover such XAUt collateral could be impacted by the financial health and operational stability of third parties who directly control XAUt. Our ability to monitor the financial health and operational stability of such counterparties is limited, and the legal treatment of pledged XAUt collateral in the event of counterparty insolvency is uncertain, particularly given the unique characteristics of digital assets. Any loss of pledged XAUt collateral could materially affect our liquidity, potentially forcing us to seek alternative funding sources or liquidate other assets on unfavorable terms. The use of XAUt as collateral therefore exposes us to significant counterparty risk.

We will face risks relating to the custody of our XAUt, including the loss or destruction of private keys required to access our XAUt and cyberattacks or other data loss relating to our XAUt.

From time to time, we may hold its XAUt with institutional-grade custodians that have duties to safeguard our private keys. Our custodial services contracts will not restrict our ability to reallocate our XAUt among our custodians, and our XAUt holdings may be concentrated with a single custodian from time to time. In light of the significant amount of XAUt we will hold, we will continually seek to engage additional custodians to achieve a greater degree of diversification in the custody of our XAUt as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of digital asset custodians that we believe can safely custody our XAUt, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States, we may need to enter into agreements that are less favorable or take other measures to custody our XAUt, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected.

Any insurance that may cover losses of our XAUt holdings will cover only a small fraction of the value of the entirety of our XAUt holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services we have or that such coverage will cover losses with respect to our XAUt. Moreover, our use of custodians exposes us to the risk that the XAUt our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such XAUt. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we may maintain related to our XAUt.

XAUt is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the XAUt is held. While the XAUt blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the XAUt held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the XAUt held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The XAUt and blockchain ledger, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

Regulatory actions to classify XAUt as a security could result in our classification as an “investment company” under the Investment Company Act of 1940, which could require us to take actions inconsistent with our business interests and prevent us from publicly selling our securities in the United States.

The Investment Company Act of 1940 (the “Investment Company Act”) provides that a company generally will be deemed to be an “investment company” for purposes of the Investment Company Act if either (i) it is, or holds itself out as being, engaged primarily in the business of investing, reinvesting or trading in securities or (ii) it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Unless an exemption is available, entities deemed to be investment companies are required to register under the Investment Company Act.

After our implementation of our XAUT strategies, a substantial majority of our assets are concentrated in our XAUt holdings. No U.S. federal court, the SEC, or any other U.S. federal regulator has publicly stated whether XAUt is a “security” under the U.S. federal securities laws, including the Investment Company Act. A determination that XAUt is a “security” could lead to our classification as an “investment company” under the Investment Company Act if the portion of our assets consisting of XAUt and other investment securities exceeds the 40% limit prescribed in the Investment Company Act and we are not able to qualify for an exemption from the Investment Company Act’s registration requirements.

If XAUt is determined to be a security for purposes of the Investment Company Act, we would expect to take steps to reduce the percentage of XAUt that we hold. These steps may include, among others, selling XAUt that we might otherwise hold for the long term and deploying our cash in non-investment security assets, and to do so we may be forced to sell our XAUt at unattractive prices. We may also seek to acquire additional non-investment security assets to maintain compliance with the Investment Company Act, and we may need to incur debt, issue additional equity or enter into other financing arrangements that are not otherwise attractive to our business or consistent with our business strategy. Any of these actions could have a material adverse effect on our results of operations and financial condition. Moreover, we can make no assurance that we would be successful in avoiding being deemed to be an investment company. It would not be practical for us, as a non-U.S. incorporated entity, to register under the Investment Company Act. If XAUt is determined to constitute a security for purposes of the Investment Company Act and we are unable to avoid classification as an investment company, the Investment Company Act would prohibit us from publicly offering our securities in the United States, which would likely adversely affect our business and the market price of our ordinary share.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

As XAUt and other digital assets are relatively novel and the application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of XAUt. The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of XAUt or the ability of individuals or institutions such as us to own or transfer XAUt.

Our XAUt strategy exposes us to risk of non-performance, breach of contract, or other violations by counterparties.

Our XAUt treasury strategy exposes we to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, our execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of XAUt, a loss of the opportunity to generate funds, or other losses.

We expect our primary counterparty risk with respect to our XAUt will be custodian performance obligations under the various custody arrangements we enter into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, SEC enforcement actions against other providers, or placement into receivership or civil fraud lawsuit against digital asset industry participants have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading. Legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to our interests in the event one or more of our custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While our custodians will be subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that our custodially-held XAUt will not become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our XAUt holdings, we would become subject to additional counterparty risks. We will need to carefully evaluate market conditions, including price volatility as well as service provider terms and market reputations and performance, among others, prior to implementing any such strategy, all of which could affect our ability to successfully implement and execute on any such future strategy. These risks, along with any significant non-performance by counterparties, including in particular the custodian or custodians with which we will custody substantially all of our XAUt, could have a material adverse effect on our business, prospects, financial condition, and operating results.

This treasury strategy represents an entirely new business strategy in addition to what we have employed to date.

The adoption of a treasury strategy focused on XAUt represents a significant addition to our historical business model. There can be no assurance that we will be successful in implementing this new strategy or that it will generate the anticipated benefits. The adoption of a new business model may involve significant risks and uncertainties.

There can be no assurance that we will be able to obtain XAUt in any subsequent rounds of financing.

Our ability to acquire additional XAUt in the future may depend on our ability to raise additional capital or access financing on favorable terms. There can be no assurance that we will be able to obtain the necessary resources to pursue our XAUt strategy in subsequent rounds of financing, which could limit our growth prospects or ability to achieve our strategic objectives.

Risks Related to XAUt Lending Arrangements

We may engage in leveraged digital asset financing strategies, in which we will leverage our digital asset holdings to acquire additional amounts of the same leveraged digital assets, and may do so on a compounded basis, which will increase our exposure to smart-contract, operational, and counterparty risks.

We may engage in digital asset leverage strategies to acquire additional amounts of XAUt. As part of this strategy, we may borrow assets by pledging our own XAUt holdings as collateral, deploy these borrowed assets to acquire additional amounts of XAUt, and subsequently re-pledge the newly acquired XAUt to further engage in these leveraged transactions. As each of these transactions will be effectuated on chain, the strategy may expose us to significant smart-contract vulnerabilities and operational risks. The smart contracts that are used for purposes of these transactions may contain undiscovered bugs, logical errors or economic vulnerabilities that could be exploited by malicious actors or that could cause the contracts to perform in unintended ways, resulting in partial or total loss of our collateral and borrowed assets. In addition, the strategy may subject us to counterparty risk through the platforms we utilize to facilitate leveraging strategies including, among others, insolvency of the platform, coding errors, and cyberattacks. Finally, lenders customarily require that collateral ratios be maintained within narrowly defined thresholds and may exercise broad contractual discretion to impose additional margin requirements or to liquidate collateral without notice when those thresholds are breached. We may also incur losses if the interest that accrues on our borrowings significantly exceeds the revenue generated by the borrowed XAUt.

Our use of leveraged strategies and the potential illiquidity of digital assets subject us to significant risks, including the potential for substantial losses and forced liquidations.

We may employ leveraged strategies, such as borrowing against our digital asset holdings or using derivative contracts, to increase our market exposure. The use of leverage magnifies financial losses and risks, as a small decline in the value of the underlying digital assets could result in losses that far exceed the initial investment. These strategies expose us to the risk of automatic, forced liquidation. If the value of the digital assets held as collateral declines, we may face margin calls. A failure to meet these calls could trigger the immediate liquidation of collateral by lenders or automated smart contracts, potentially at disadvantageous prices. Such forced sales could be exacerbated by market illiquidity. The digital asset market may be unable to absorb the sale of our large positions, especially during periods of stress. Our selling activity could cause a further decline in prices, resulting in a liquidation spiral that compounds losses.

Furthermore, our ability to respond to a liquidity crisis may be hindered by external requirements, such as the need to obtain necessary approval before issuing equity or debt securities to acquire digital assets. This could prevent us from rapidly raising capital to meet obligations, increasing the risk of automatic liquidations and material losses that would adversely affect our business and financial condition.

Third-party borrowers may default on their obligations, potentially resulting in financial losses or loss of lent digital assets.

In the event of a default, we may be unable to recover the full value of the assets lent, including any accrued interest or yield. The risk of default is heightened in the digital asset sector due to the relative nascency of the market, the lack of established credit histories for many borrowers, and the potential for rapid changes in market conditions. Even with robust due diligence and risk management procedures, there can be no assurance that all borrowers will fulfill their obligations, and any significant defaults could materially and adversely affect our financial condition and results of operations.

Transferring possession of digital assets such as XAUt to borrowers exposes us to risks of misappropriation, theft, or loss beyond our direct control.

Once digital assets are transferred to a borrower, despite us holding the legal title to it, we rely on the borrower’s integrity, security measures, and operational controls to safeguard those assets. Inadequate controls, fraudulent activity, or malicious actions by borrowers or their agents could result in the permanent loss of our digital assets. Such losses may not be recoverable, and insurance coverage, if any, may be limited or unavailable for certain types of digital asset losses.

Evolving and uncertain legal and regulatory frameworks may adversely affect the enforceability of lending agreements and our rights to digital assets such as XAUt.

The legal status of digital assets and related lending activities is subject to ongoing regulatory scrutiny and may change rapidly. Jurisdictions may impose new laws, regulations, or interpretations that could restrict or invalidate our lending agreements, limit our ability to enforce contractual rights, or require us to alter our business practices. Any such changes could increase our compliance costs, limit our business opportunities, or expose us to legal or regulatory penalties.

Operational errors or failures in the lending process could result in loss, misallocation, or delayed return of digital assets.

In the lending process, human error, inadequate internal controls, system failures, or process deficiencies may lead to operational errors. For example, incorrect recording of transactions, miscommunication with borrowers, or technical malfunctions could lead to assets being sent to the wrong address or not being returned on time. Such operational failures could result in financial losses, legal disputes, and reputational harm.

Volatility in XAUt values and potential illiquidity may increase losses if XAUt are not promptly recovered after a default.

The value of digital assets can fluctuate significantly over short periods, and markets for certain assets may be thin or illiquid, especially during periods of stress. If a borrower defaults and we are unable to recover or liquidate XAUt quickly, we may be forced to sell at unfavorable prices or may be unable to sell at all, exacerbating potential losses.

Borrower insolvency or bankruptcy may significantly impair the ability to recover lent digital assets or accrued yield.

In the event a borrower becomes insolvent, our claims to the assets may be subject to lengthy legal proceedings, and we may be treated as unsecured creditors, with limited rights to recover our assets. The outcome of insolvency proceedings is uncertain and may result in partial or total loss of lent assets and any associated returns.

Our ability to enforce title and recover assets may be uncertain, especially in cases of insolvency, fraud, or disputes.

The legal frameworks governing digital asset ownership and transfer are still developing, and there may be ambiguity regarding our rights in certain jurisdictions or under specific circumstances. In the event of a dispute, we may face challenges in proving ownership or priority, and legal remedies may be limited or unavailable.

Lending a large portion of assets to a few borrowers increases the risk of significant losses if a single borrower defaults.

A large portion of our XAUt assets may be lent to a concentrated party of lenders. Concentration of credit exposure can magnify the impact of a default, potentially resulting in outsized losses relative to a more diversified lending portfolio. This risk is particularly acute in the digital asset sector, where the pool of creditworthy borrowers may be limited and market participants may be highly interconnected.

Losses, delays, or disputes in XAUt lending could harm our reputation and business prospects.

We may experience loss, delays, or disputes in our XAUt lending. Negative publicity, customer dissatisfaction, or perceived weaknesses in our risk management practices could erode trust among clients, partners, and regulators. Reputational damage may lead to reduced business opportunities, increased regulatory scrutiny, and challenges in attracting or retaining customers.

We may face higher borrower defaults and reduced demand for lending during digital asset market downturns.

Digital asset market has been volatile and market conditions may become adverse, which constrain borrowers’ financial positions, increasing the likelihood of defaults. At the same time, market volatility and declining asset values may reduce the attractiveness of lending activities, leading to lower volumes and revenues.

We may experience delays or losses if third-party custodians holding loaned assets become insolvent or involved in disputes.

We and our borrower may rely on third-party custodians to hold loaned assets. Reliance on external custodians introduces counterparty risk, and the failure or misconduct of a custodian could result in the loss or inaccessibility of our assets. Legal proceedings to recover assets from insolvent or disputed custodians may be protracted and uncertain, potentially resulting in significant financial losses.

Other Risks Related to Our Business

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and operating results. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

The net cash used in operating activities was $1,234,557 in the fiscal year ended September 30, 2023, representing a decrease of $2,395,386 compared to cash flows generated from operating activities in the amount of $1,160,829 in the fiscal year ended September 30, 2022. The net cash used in operating activities was $1,437,367 in the fiscal year ended September 30, 2024, representing an increase of $202,810 compared to cash flows used in operating activities in the amount of $1,234,557 in the fiscal year ended September 30, 2023. The net cash used in operating activities was $2,314,102 in the fiscal year ended September 30, 2025, representing an increase of $876,735 compared to cash flows used in operating activities in the amount of $1,437,367 in the fiscal year ended September 30, 2024. In addition, we generated a net loss of $371,279, $6,761,404, and $22,541,476 during the fiscal years 2023, 2024, and 2025, respectively. We cannot assure you that our business model will allow us to continue to generate positive cash, given our substantial expenses in relation to our revenue at this stage of our company’s development. Inability to collect our referral fees from service providers and clients in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and operating results. We may need additional cash resources in the future if our business experience changes in business conditions or other developments. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure that financing will be available in amounts or on terms acceptable to us, if at all.

We may not be able to prevent others from unauthorized use of our subsidiaries’ intellectual property, which could harm our subsidiaries’ business and competitive position.

We regard our subsidiaries’ trademarks, domain names, know-how, trade secrets and similar intellectual property as critical to their success, and our subsidiaries rely on a combination of intellectual property laws, access controls, and contractual arrangements, including confidentiality and non-compete agreements with our subsidiaries’ employees and others to protect our subsidiaries’ proprietary rights. Thus, we cannot ensure that any of our subsidiaries’ intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, that any relevant access controls cannot be circumvented, or that such intellectual property will provide us and our subsidiaries with competitive advantages. Moreover, our subsidiaries’ business, including the XAUt-related business and AI Solutions, partially relies on technologies developed or licensed by third parties, and we may not be able to maintain such licenses and technologies, or obtain the same or similar licenses or technologies from other third parties, in each case on reasonable terms, or at all. Aspects of our AI Solutions depend on proprietary datasets, pre-trained and fine-tuned models, software code and prompts.

Third parties may obtain and use our intellectual property without our due authorization. Confidentiality and non-compete agreements may be breached by counter-parties. In such cases, we may need to resort to litigation and other legal proceedings to enforce our subsidiaries’ intellectual property rights, and the effectiveness of our contractual and statutory protections may vary across Hong Kong, Singapore, the United States and other jurisdictions. Such legal actions to enforce our intellectual property rights could result in substantial costs and a diversion of our managerial and financial resources. We cannot assure you that we and our subsidiaries will prevail in such litigation. In addition, our subsidiaries’ trade secrets may be leaked or otherwise become available to, or be independently discovered by, our subsidiaries’ competitors. To the extent that our subsidiaries’ employees or consultants use intellectual property owned by others in their work for our subsidiaries, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our subsidiaries’ intellectual property rights could have a material adverse effect on our subsidiaries’ business and our financial condition and operating results.

Our subsidiaries may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our subsidiaries’ business and our operations.

We cannot be certain that our subsidiaries’ operations or any aspects of their business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We and/or our subsidiaries may be from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our subsidiaries’ business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us and/or our subsidiaries in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us and/or our subsidiaries, we may be forced to divert some resources from our subsidiaries’ business and operations to defend against these claims, regardless of their merits.

Our development and delivery of AI systems, including model training on third-party datasets, content sourced by or through third parties, and integration of open-source software, may give rise to allegations of copyright or database-right infringement, license or terms-of-service violations, or misuse of confidential information in Hong Kong, Singapore, the United States or other jurisdictions.

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

We may be, or may become, a “passive foreign investment Issuer”, or “PFIC”, within the meaning of Section 1297(a) of the Internal Revenue Code of 1986, as amended, which may have adverse tax consequences for U.S. investors.

If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our ordinary shares, then “excess distributions” to such U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for our ordinary shares; (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Certain of the adverse consequences of PFIC status can be mitigated if a U.S. shareholder makes an election to treat us as a “qualified electing fund,” or “QEF”, or makes a “mark-to-market” election. However, there is no assurance that, in the event we are a PFIC in any given taxable year, it will furnish U.S. investors with information needed to complete the QEF form required to be filed with the IRS on an annual basis, in a timely manner or at all, or to make and maintain a valid QEF election. If we fail to provide adequate information, U.S. shareholders may be unable to make a QEF election and could remain subject to the adverse tax consequences associated with PFIC status.

Risks Related to Our Class A Ordinary Shares

Our prior lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. We are a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of September 30, 2025, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by Public Company Accounting Oversight Board (the “PCAOB”). The material weakness identified related to limited accounting staff and resources with appropriate knowledge of accounting principles generally accepted in the United States of America (“U.S. GAAP”) and SEC reporting and lack of sufficient documented financial closing policies and procedures.

As of September 30, 2025, we have implemented measures and intend to continue to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including engaging qualified financial and accounting advisory team and relevant staff with experience in U.S. GAAP and SEC reporting requirements to strengthen the financial reporting function and set up a financial and system control framework. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

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

In accordance with the provisions of the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of September 30, 2023, 2024, and 2025. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act.

If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Certain shareholders will experience dilution in the future due to any exercise of existing warrants and any future securities issued by our company.

Certain shareholders will experience dilution as a result of the exercise of existing warrants, including pre-funded warrants and other warrants, and the potential issuance of additional securities by us in the future. The exercise of outstanding warrants will increase the number of shares outstanding, thereby diluting the ownership interests and voting power of existing shareholders. Furthermore, we may issue additional equity or equity-linked securities in the future to raise capital or for other purposes, which could further dilute your investment. Such dilution may negatively impact the market price of our ordinary shares and reduce the value of your holdings. We have a substantial number of convertible securities outstanding including Series A-1, Series A-2, Series B-1 and Series B-1 warrants, issued in the $100 million private placement of equity securities consummated on October 10, 2025, and Class A ordinary warrants to purchase up to 31,698,046 Class A Ordinary Shares, at an exercise price for US$1.00 per share issued to a service provider as consideration for providing strategic consulting services. The exercise of our outstanding warrants will likely have a dilutive effect on our Class A Ordinary Shares and may adversely affect the voting power of the holders of our Class A Ordinary Shares.

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

If Nasdaq does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Class A Ordinary Shares;

●	reduced liquidity with respect to our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) in original actions brought in the Cayman Islands to impose liabilities against us or our directors or officers against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States so far as the liabilities imposed by those provisions are penal in nature.

We have also been advised by Maples and Calder (Hong Kong) LLP that, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment, without any re-examination of the merits of the underlying dispute, provided such judgment:

1.	is given by a foreign court of competent jurisdiction;

2.	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

3.	is final and conclusive;

4.	is not in respect of taxes, a fine or a penalty;

5.	is not inconsistent with a Cayman Islands judgment in respect of the same matter; and

6.	is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

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

We will continue incurring increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will continue incurring significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies.

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

Some provisions of our Fourth Amended and Restated Memorandum and Articles of Association, which became effective on November 20, 2025, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our board of directors may, in its absolute discretion, and without giving any reason therefor, refuse to register any transfer of any ordinary share which is not fully paid up to a person of whom the board does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share which is not a fully paid up share on which we have a lien. Our directors may also decline to any instrument of transfer unless (i) a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof , (ii) the instrument of transfer is in respect of only one class of share, (iii) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (iv) the instrument of transfer is properly stamped, if required.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice requirement of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year. The period of thirty (30) days may be extended for a further period or periods not exceeding thirty (30) days in respect of any year if approved by our shareholders by ordinary resolution.

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

Our current auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis. However, recent developments with respect to audits of Hong Kong based companies, such as us, create uncertainty about the ability of our auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditors through such inspections.

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

Assuming our Class A Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

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

On April 3, 2025, we received a notice dated April 1, 2025 from the Listings Qualifications Department (the “Staff”) of Nasdaq notifying the Company that the minimum bid price per Class A ordinary share was below $1.00 for a period of 30 consecutive business days and the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company had a compliance period of one hundred and eighty (180) calendar days, or until September 29, 2025 (the “Initial Compliance Period”), to regain compliance with the Minimum Bid Pirce Rule.

A second notice dated October 1, 2025 was issued by Nasdaq, notifying the Company that the Company’s Class A ordinary shares did not regain compliance with the Minimum Bid Pric Rule by the end of the Initial Compliance Period and the Company is eligible for an additional one hundred and eighty (180) calendar days, or until March 30, 2026, to regain compliance. If compliance cannot be demonstrated by the Company by March 30, 2026, the Staff has informed the Company that it will provide written notification that the Company’s Class A ordinary shares will be delisted. At that time, the Company may appeal the Staff’s determination to a Hearings Panel.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

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

Our authorized and issued ordinary shares are divided into the Class A Ordinary Shares and Class B Ordinary Shares. Except for voting rights and conversion rights, the Class A Ordinary Shares and the Class B Ordinary Shares rank pari passu and have the same rights, preferences, privileges and restrictions. In respect of matters requiring the votes of our shareholders, holders of the Class A Ordinary Shares and Class B Ordinary Shares vote together as one class, and holders of the Class A Ordinary Shares are entitled to one vote per share while holders of the Class B Ordinary Shares are entitled to 50 votes per share.

Each Class B ordinary share is convertible into one Class A Ordinary Shares at any time by the holder thereof. Our Fourth Amended and Restated Memorandum and Articles of Association require any Class B Ordinary Shares to be automatically converted into Class A Ordinary Shares upon, among others, a direct or indirect sale, transfer, assignment or disposition of such Class A Ordinary Shares or a direct or indirect transfer or assignment of the voting power attached to such Class B Ordinary Shares through voting proxy or otherwise, to any person or entity an affiliate of the holder of such Class B Ordinary Shares. The potential conversion of Class B ordinary shares into Class A Ordinary Shares will have a dilutive effect on the existing shareholders of our Class A Ordinary Shares, which in turn could adversely affect the market price of our Class A Ordinary Shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History

The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on October 25, 2018.

On July 10, 2023, we completed the IPO of 1,000,000 ordinary shares of par value of $0.000625. The ordinary shares were sold at an offering price of $5.00 per share.

On February 1, 2024, the Company completed its recapitalization where ordinary shares were re-designated and re-classified as Class A Ordinary Shares and Class B Ordinary Shares and Class A Ordinary Shares began trading on the Nasdaq Capital Market.

In July 2024, Prestige Asset Management Limited (“PAM”), a Hong Kong corporation previously wholly owned by us, submitted an application of cessation of business to the SFC, to notify the SFC that it would be ceasing its business of regulated activities under SFO, including regulated activities related to advising on securities (SFO Type 4 License) and regulated activities related to asset management (SFO Type 9 License), from August 8, 2024. The SFC approved the application on December 6, 2024.

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

On September 9, 2024, the Company entered into a Securities Purchase Agreement (the “September 2024 Private Placement Securities Purchase Agreement”) with certain accredited investors for a private placement offering, pursuant to which the Company received gross proceeds of approximately $3,000,000, before deducting any offering expenses, in consideration of (i) 5,454,545 Class A Ordinary Shares; (ii) Series A ordinary warrants to purchase up to 4,090,909 Class A Ordinary Shares (the “Series A Ordinary Warrants”), and (iii) Series B ordinary warrants to purchase up to 4,090,909 Class A Ordinary Shares (the “Series B Ordinary Warrants”, and collectively with the Series A Ordinary Warrants, the “Private Placement Warrants”) at a purchase price of $0.55 per share and associated Warrants. The September 2024 Private Placement Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the purchasers and customary indemnification rights and obligations of the parties. The private placement closed on October 14, 2024.

On November 5, 2024, the Company entered into a definitive acquisition agreement, pursuant to which the Company will purchase all shares of InnoSphere Tech Inc., a company incorporated under the laws of the British Virgin Islands. The Company granted warrants to purchase 2,625,000 Class A Ordinary Shares of the Company at an exercise price per share equal to US$0.72 to the seller parties. The warrants will become exercisable on the six-month anniversary of the issuance date and will expire on the fifth anniversary from the date on which they become exercisable. In addition, key employees will be retained and continue to be employed by InnoSphere Tech after closing of the transaction. The acquisition agreement also includes a third-year period non-competition and non-solicitation covenants from the seller parties. The transaction closed on December 16, 2024.

On November 12, 2024, the Company entered into a definitive acquisition agreement pursuant to which PWM will purchase all shares of Tokyo Bay”). Tokyo Bay is a company based in Tokyo, Japan. Founded by experienced professionals, the Tokyo Bay team has accumulated extensive premium client resources and local market knowledge over the past years, providing wealth management services, family affairs services, lifestyle management services and related value-added services to high-net-worth clients in Japan. The Company granted warrants to purchase 1,875,000 Class A Ordinary Shares of the Company at an exercise price per share equal to US$0.72 to the seller parties. The warrants will become exercisable on the six-month anniversary of the issuance date and will expire on the fifth anniversary from the date on which they become exercisable. In addition, key employees will be retained and continue to be employed by Tokyo Bay after closing of the transaction. The acquisition agreement also included a third-year period non-competition and non-solicitation covenants from the seller parties. Upon consummation of the acquisition of Tokyo Bay, that certain business development & marketing agreement by and between the Company and Tokyo Bay dated as of June 24, 2024 were terminated. The acquisition of Tokyo Bay closed on December 16, 2024, and will enhance the Company’s strategy and development in Asia wealth management industry.

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

On April 19, 2025, the Company entered into that certain amended and restated securities purchase agreement with certain accredited investors for a private placement offering (the “April 2025 Private Placement”), pursuant to which the Company agreed to sell (i) 32,608,696 Class A Ordinary Shares; (ii) Series C ordinary warrants to purchase up to 24,456,522 Class A Ordinary Shares, and (iii) Series D ordinary warrants to purchase up to 24,456,522 Class A Ordinary Shares, at a purchase price of $0.23 per share and associated warrants. The 2025 Private Placement closed on August 14, 2025. In connection with the April 2025 Private Placement, the Company entered into the April 2025 Registration Rights Agreement, pursuant to which the Company agreed to register resale of all registrable securities issued in the April 2025 Private Placement.

On June 25, 2025, the Company entered into a definitive share purchase agreement pursuant to which the Company agreed to sell all of the issued and outstanding shares of Prestige Assets International Inc. (“PAII”), a wholly owned subsidiary incorporated in the British Virgin Islands, and three subsidiaries of PAII, namely Prestige Asset Management Limited, Prestige Global Asset Management Limited and Prestige Global Capital Inc., operating asset management business, to a third party.

On October 7, 2025, the Company entered into subscription agreements (the “Class A PIPE Subscription Agreements”) with certain accredited investors (the “Class A PIPE Subscribers”) in an aggregate amount of approximately $51 million, pursuant to which the Company agreed to issue, and the Class A PIPE Subscribers agreed to purchase, units, with each unit consisting of (i) one Class A Ordinary Share of the Company at a purchase price of $0.36 per share (or, if so elected by a Class A PIPE Subscriber or a pre-funded warrant to purchase one Class A Ordinary Share (each, a “Pre-Funded Warrant” and collectively, the “Pre-Funded Warrants”) at a purchase price per warrant of $0.36 less $0.0001 with an exercise price equal to $0.0001 per Pre-Funded Warrant), and (ii) warrants to purchase Class A Ordinary Shares consisting of (a) half a Series A-1 Ordinary Warrant to purchase one Class A Share with an exercise price of $0.47 per warrant and (b) half a Series A-2 Ordinary Warrant to purchase one Class A Ordinary Share with an exercise price of $0.54 per warrant (such offering, the “Class A PIPE Financing”). The Company also entered into subscription agreements (the “Class B Subscription Agreements”) with certain accredited investors (the “Class B PIPE Subscribers”) in an aggregate amount of approximately $49 million, pursuant to which the Company agrees to issue, and the Class B PIPE Subscribers agreed to purchase, units, with each unit consisting of (i) one Class B Ordinary Share at a purchase price of $0.36 per share and (ii) warrants to purchase Class B Ordinary Shares consisting of (a) half a warrant to purchase one Class B Ordinary Share with an exercise price of $0.47 per warrant (each, a “Series B-1 Ordinary Warrant” and collectively, the “Series B-1 Ordinary Warrants”) and (b) half a warrant to purchase one Class B Ordinary Share with an exercise price of $0.54 per warrant (each a “Class B-2 Ordinary Warrant” and collectively, the “Series B-2 Ordinary Warrants, and the Series B-2 Warrants together with the Series B-1 Ordinary Warrants, the “Class B Ordinary Warrants”) (such offering, the “Class B PIPE Financing” and collectively with the Class A PIPE Financing, the “PIPE Financing”). Key investors in the PIPE Financing include Antalpha Capital (HK) Limited (“Antalpha Capital”), a wholly-owned subsidiary of Antalpha Platform Holdings Co. (Nasdaq: ANTA) (“Antalpha”), and Kiara Capital Holding Limited, an entity invested by Antalpha’s management (“Kiara Capital”). The units, the Class A Shares, the Pre-Funded Warrants and the Ordinary Warrants were issued in a private placement in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The consideration for the PIPE Financing was cash and/or USDT (Tether), a digital asset. The net proceeds from the PIPE Financing are intended to be used by the Company to purchase Tether Gold (“XAUt”), a digital asset backed by physical gold, and for working capital and general corporate purposes. The PIPE Financing closed on October 10, 2025, concurrently with the Primary Purchase and the Secondary Purchase, each as described below.

In connection with and upon completion of the PIPE Financing, (i) the Series C ordinary warrants to purchase up to 24,456,522 Class A Shares that were issued pursuant to that certain amended and restated securities purchase agreement dated as of April 19, 2025 (the “April 2025 PIPE Agreement”), (ii) the Series D ordinary warrants to purchase up to 24,456,522 Class A Shares that were issued pursuant to the April 2025 PIPE Agreement, (iii) warrants to purchase up to 2,625,000 Class A Shares that issued in connection with acquisition of InnoSphere Tech Inc., and (iv) warrants to purchase up to 1,875,000 Class A Shares that were issued in connection with acquisition of Tokyo Bay Management Inc. were terminated.

On October 7, 2025, the Company entered into a subscription agreement (the “Primary Subscription Agreement”) with Kiara Capital, pursuant to which the Company agreed to issue, and Kiara Capital agreed to purchase, 8,000,000 Class B Shares and warrants (the “Primary Warrants”) to purchase an additional 8,000,000 Class B Shares at an exercise price of $0.01 per share, for an aggregate of purchase price of approximately $1.8 million (the “Primary Purchase”). The Primary Purchase closed concurrently with the PIPE Financing and the Secondary Purchase on October 10, 2025.

On October 7, 2025, Kiara Capital and certain existing shareholders of the Company named therein (the “Selling Shareholders”) entered into that certain securities purchase agreement (the “Secondary Purchase Agreement”), pursuant to which the Selling Shareholders agreed to sell, and Kiara Capital agreed to purchase, an aggregate of 1,000,000 Class A Shares and 6,167,647 Class B Shares for an aggregate purchase price of $5 million in cash, subject to certain downward adjustments based on the net current liabilities of the Company (the “Secondary Purchase”). On October 7, 2025, the Board approved the transfer of such Class B Shares underlying the Secondary Purchase pursuant to its then effective memorandum and articles of association. The Secondary Purchase closed concurrently with the PIPE Financing and the Primary Purchase on October 10, 2025.

On October 10, 2025, Prestige Wealth Management Limited, a wholly-owned subsidiary of the Company, as the borrower, entered into a $50 million term loan agreement (the “Loan Agreement”) with Northstar Digital (HK) Limited, as lender. The term loan is for a three-year period and bears interest at 6% per annum, and will be secured by first priority perfected liens on XAUt of the Company with an aggregate market value of $66,666,667 to be held in a collateral account. On December 31, 2025, Prestige Wealth Management Limited entered into an amendment agreement with Northstar Digital (HK) Limited to permit partial early repayment of the term loan.

On October 13, 2025, Class A Ordinary Shares began trading under the new tricker (NASDAQ: AURE).

On October 14, 2025, the Company announced the purchase of $134 million in Tether Gold (XAU₮) at an average price of $4,021.81 per XAU₮.

On November 20, 2025, the shareholders of the Company approved, among other things, (i) change of the Company’s name from “Prestige Wealth Inc.” to “Aurelion Inc.,” (ii) increase of the votes per Class B Ordinary Share from 20 votes per shares to 50 votes per share, and (iv) adoption of Aurelion Inc. 2025 Share Incentive Plan (the “2025 Plan”).

Our principal executive offices are located at Office Unit 6620B, 66/F, The Center, 99 Queen’s Road Central, Central, Hong Kong. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The SEC also maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC.

Our Corporate Structure

For the fiscal year ended September 30, 2025, we operated through our wholly owned subsidiaries, PPWM, PAI, SPW, InnoSphere Tech, Tokyo Bay, and their subsidiaries. Our wealth management operations were conducted through PPWM and its operating subsidiaries. Our AI driven wealth management operations were conducted through Wealth AI, SPW’s subsidiary. Our wealth management based AI solution services were conducted through InnoSphere Tech and its subsidiary.

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

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and more than 50 percent of our issued and outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance requirements.

B. Business Overview

Wealth Management Business

Through our subsidiary, we provide wealth management services in Hong Kong. Our subsidiaries assist high net worth and ultra-high net worth individuals, in identifying and purchasing well matched wealth management products offered by third-party providers.

Our subsidiary operating wealth management business work with licensed product brokers in Hong Kong, currently consisting solely of insurance brokers distributing insurance products, and assist them in customizing wealth management investment portfolios for our clients. We generate revenue for our subsidiaries’ wealth management business from product brokers in the form of referral fees calculated based on the value of wealth management products that our subsidiaries’ clients purchase from such brokers.

Our wealth management operations were launched in mid-2017. For the fiscal years ended September 30, 2023, 2024 and 2025, we generated 100% of wealth management services revenue through one insurance broker. See “Item 3 Key Information — D. Risk Factors — Risks Related to Our Business — Risks Related to Our Wealth Management Business — We are subject to concentration risk because we generated the majority of our revenues through a limited number of customers.”

For the years ended September 30, 2023, 2024, and 2025, our subsidiaries provided wealth management services to ten, three, and two clients, respectively, and we generated revenue from wealth management services in the amount of $76,338, $13,505, and $569, respectively. For the fiscal years ended September 30, 2023, 2024, and 2025, our wealth management revenue decreased significantly, primarily due to a reduction in the number of clients willing to purchase insurance products.

AI-driven wealth management and AI Solutions services

In connection with our wealth management services, we focus on improving customer service quality and efficiency. The acquisition of Wealth AI and InnoSphere Tech strengthened our technological capabilities in artificial intelligence facilitated the development of AI-driven technology services to business clients in the wealth management sector. We introduced our AI solutions services in fiscal year 2025. Wealth AI provides intelligent recommendations for wealth management solutions, delivering personalized and cost-efficient solutions to clients using artificial intelligence. InnoSphere Tech provides AI solutions and leverages its advantages in web scraping technology to collect data on finance, wealth management, and related industries according to international standard. Innosphere Tech has also developed a Large Language Model tailored for the wealth management industry, providing foundational support to clients in the financial sector that surpasses traditional general-purpose large models.

Through our subsidiary Wealth AI incorporated in Singapore, we operate the artificial intelligence website “MyWealthAI.com”, which aims to provide high net worth and ultra-high net worth clients with one-stop customized financial products and value-added services, integrating global high-quality financial service resources to help clients achieve wealth growth. Meanwhile, by training AI wealth management assistants to assist wealth management experts and consultants, it helps clients to conduct wealth planning and family legacy planning efficiently. As of September 30, 2025, Wealth AI had not generated any revenue, and “MyWealthAI.com” was offered to users free of charge.

Through our subsidiary InnoSphere Tech incorporated in BVI and its subsidiary incorporated in Singapore, we operate the “WealthAI 360 System”, which processes vast amounts of data and supports the training of a specialized large model designed for the wealth management sector. In April 2025, InnoSphere Tech entered into a commercial contract with a wealth management related financial service provider in Asia based on the concept of “WealthAI 360 System”, to assist the client create a secure and controllable privatized large-scale model system. The scope of services and deliverables includes privatized language model research and deployment, enterprise knowledge base construction and semantic indexing system development, intelligent customer service system and department-level AI Agent system integration and training and operation support. As of September 30, 2025, InnoSphere Tech generated revenue from AI Solutions services in the amount of $1,785,000.

XAUt Treasury Strategy

On October 10, 2025, we consummated a $100 million private placement of equity securities (the “PIPE Financing”) and entry into a $50 million three-year term loan (the “Facility” and together with the PIPE Financing, the “Financing Transactions”). In connection with the announcement of the Financing Transactions, we announced our intention to implement a Tether Gold (“XAUt”) treasury strategy, whereby XAUt, a digital asset backed by physical gold, would serve as our primary treasury reserve asset (the “XAUt Treasury Strategy”). Implementing this strategy entails focusing on the accumulation of XAUt for long-term investment, whether acquired using the proceeds of capital raising transactions. We intend to increase XAUt held per share through reinvestment of cash flows and disciplined capital markets activity. In addition, we intend to generate a leveraged return (from the Facility) and technology-related fees on unencumbered gold holdings. We plan to provide our unencumbered gold holding to Antalpha, our controlling shareholder, as collateral to generate technology-related fees that enable us to manage our loan-to-value ratio in connection with such collateralized arrangements. Antalpha will assume all default risk on the funding derived from the collateral used for lending to its end customers.

Digital gold, mostly in exchange-traded funds, has a market capitalization of over $200 billion and only about 1% of that today is on the blockchain. We see a strong need for tokenized gold as a way to buffer against inflation, currency devaluation and crypto volatility. In implementing the XAUt Treasury Strategy, we intend to use a majority of our cash and cash flows to effect on-XAUt blockchain purchases to build and maintain a position in XAUt. On October 14, 2025, the Company completed the purchase of $134 million in XAUt at an average price of $4,021.81 per XAUt, using proceeds from the PIPE Financing.

How We Purchase or Sell Digital Assets

Our management team reviews the Company’s short-term obligations and excess cash available to dedicate to the XAUt Treasury Strategy. When it is determined that the Company has excess capital available to dedicate to the treasury strategy, we will deploy it to acquire XAUt through a measured process executed with our asset manager. This acquisition is typically spread out over time to maximize the number of XAUt that is acquired with the deployed capital. If it is determined that the treasury needs to liquidate part of its XAUt, the same process of selling the XAUt into the market would be used. The Company has not reduced its treasury to date.

Digital Asset Safeguarding and Protection

We utilize a multi-party computation (“MPC”) key management structure for the safekeeping of our XAUt holdings, with the infrastructure provided by Cobo Global Limited (“Cobo”). Cobo is a leading provider of digital-asset custody and multi-party computation (“MPC”) infrastructure solutions designed to safeguard tokenized assets, such as XAUt. Its proprietary multi-party computation threshold signature scheme (“MPC-TSS”) technology generates key shares independently across multiple devices and locations, ensuring that a complete private key is never assembled. This approach eliminates single points of failure and mitigates both external and internal security risks. Under the MPC-TSS scheme to safeguard our XAUt holdings, the keys shares are allocated separately among three parties, we manage one key share with operational access through Cobo, a second is held by a risk management service provider, and the third is held by a disaster recovery service provider. Both service providers are independent third parties. This arrangement aims to prevent any one party from unilaterally authorizing transactions. In addition to the MPC wallet infrastructure provided by Cobo, we may also evaluate and utilize other secure measures to safeguard our digital assets from time to time.

The legal and regulatory landscape governing the safekeeping and administration of digital assets, including tokenized commodities such as XAUt, continues to evolve rapidly across jurisdictions. We closely monitor new regulatory developments, interpretive guidance, and industry best practices applicable to the digital-asset safeguarding sector and issuers of asset-backed tokens. We remain committed to maintaining compliance with applicable laws, regulations and disclosure standards and to updating our internal policies and asset protection arrangements as necessary to reflect emerging regulatory requirements and supervisory expectations.

Intellectual Property

As of the date of this annual report, while we do not have intellectual property rights that are material to our business, we and our subsidiaries rely on a combination of trademarks and domain names, copyrights in software and content, trade secrets and know-how, and contractual rights to market, develop, and support our XAUt-related business, AI Solutions and other related products and services. Consistent with market practice for technology enabled services companies, our clients typically own the intellectual property in bespoke deliverables developed for them, while we protect our underlying methods, code components, models, datasets and other proprietary tools through confidentiality and contract, as well as operational and technical safeguards.

At present, neither we nor our subsidiaries own or hold any issued patents or pending patent applications. Our portfolio is comprised primarily of registered and unregistered trademarks and service marks, domain names, copyrights in proprietary software and content, and trade secrets and know-how. We maintain a baseline intellectual property and technology program appropriate for our operations in Hong Kong and Singapore and for our status as a foreign private issuer listed in the United States. This program includes portfolio management for brand assets and domains, trade secret safeguards for software, models and data, license intake and compliance for third-party software and data sources, and open-source software governance.

Following our 2025 rebrand from Prestige Wealth Inc. to Aurelion Inc., we are prioritizing protection for the “Aurelion” brand and related marks in key jurisdictions while managing the legacy “Prestige” brand assets. We maintain domains supporting our business and technology initiatives, including the MyWealthAI.com website and branding aligned with our WealthAI 360 System concept.

Competition

Our XAUt-related business is subject to intensifying competition from emerging blockchain-native platforms that issue gold-backed tokens and other decentralized finance (DeFi) products that may present competitive pricing or alternative value propositions. Some of these competitors already maintain physical custody infrastructure, tokenization capabilities, and active secondary markets. In addition to these digital challengers, we also compete with traditional gold investment vehicles, such as exchange-traded funds (ETFs), futures contracts, and bullion dealers, which remain widely used by both retail and institutional investors.

With respect to our wealth management business, we operate in a highly competitive market across Hong Kong and the United States. Principal competitors include private banks, insurance companies and brokers, independent wealth and asset management firms, and multi-family offices. Our subsidiaries set themselves apart through a client-centric culture, operational independence, and customized services designed for high-net-worth clients. Through collaborations with private banks and partnerships with networks of insurance brokers, our subsidiaries expand their client base while delivering diversified products and personalized solutions that foster long-term relationships and enhance client trust.

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

Seasonality

Our subsidiaries currently do not experience seasonality in their operations.

Insurance

We have limited insurance coverage for our business operations. We provide pension insurance, work-related injury insurance for our employees. We currently do not maintain insurance policies covering damage to our network infrastructure or information technology systems. We also do not maintain business interruption insurance, general third-party liability insurance, product liability insurance or key personnel insurance.

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

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 (approximately $12,800,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$100,000 (approximately $12,800) and imprisonment for two years. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$10,000 (approximately $1,290). For the fiscal years ended September 30, 2023, 2024 and 2025, the Company believes that PAM has taken sufficient employee compensation insurance for its employees required of PAM under the ECO. For the fiscal years ended September 30, 2023, 2024, and 2025, the Company believes that PWM has taken sufficient employee compensation insurance for its employees required of PWM under the ECO.

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

C. Our Structure

See Item 4.A. above.

D. Property, plants and equipment

Facilities/Properties

We lease our office space, which has a total area of 9 square meters, under a month-to-month tenancy agreement at a monthly rent of HK$18,000. The aggregate annual rent is HK$216,000 (approximately US$27,709).

We believe that our existing facilities are adequate for our current requirements and we will be able to enter into lease arrangements on commercially reasonable terms for future expansion.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended September 30, 2025, 2024, and 2023 should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report.

A. Operating Results

Overview

Through our subsidiaries, we are a wealth management services provider based in Hong Kong. Our subsidiaries strive to serve their high net worth and ultra-high net worth clients in Asia by identifying wealth management product brokers and underlying investment products to match the wealth management and preservation objectives of their clients. Our subsidiaries also provide wealth management based AI solutions services to enterprise client. Previously, our subsidiaries provided asset management services, and asset management related advisory services by acting as the investment advisor and fund manager for their clients. We believe that our subsidiaries’ wealth management services and AI solutions services cater to different objectives of their clients. We believe our subsidiaries’ clients allocate their funds according to their financial objectives through asset investment or wealth management products such as insurance policies, and thus our subsidiaries’ two operations do not compete with each other. We conduct our operations primarily through our subsidiaries.

Wealth Management Service

For the fiscal years ended September 30, 2025, 2024 and 2023, we generated approximately 0.03%, 5.12%, and 100.00%  of our total revenues through our subsidiaries’ wealth management services operation, respectively. In the fiscal year ended September 30, 2025, we generated 100% of our wealth management services revenue from referral fees as a result of the update of referral service agreements with an insurance broker for referrals in connection with several purchases of saving plan insurance policies and critical illness insurance policies by clients. In the fiscal year ended September 30, 2024, we generated 100% of our wealth management services revenue from referral fees as a result of the update of referral service agreements with an insurance broker for referrals in connection with several purchases of saving plan insurance policies and critical illness insurance policies by clients. In the fiscal year ended September 30, 2023, we generated 98.07% of our wealth management services revenue from referral fees as a result of the update of referral service agreements with an insurance broker for referrals in connection with several purchases of saving plan insurance policies and critical illness insurance policies by clients. From the launch of our subsidiaries’ wealth management services to September 30, 2025, our subsidiaries provided referrals to insurance brokers that resulted in purchase of an aggregate of 85 insurance policies, of which 46 were savings plan insurance policies, 17 were critical illness insurance policies, 19 were high-end medical insurance policies, and three were life insurance policies.

Our subsidiaries support their clients during the origination of the insurance policy products when the clients subscribe to the policies as well as the annual renewals on the policy anniversary dates of each policy and through each policy’s premium payment term.

On October 1, 2019, we adopted ASC 606 using the modified retrospective method for all contracts not completed as of the date of adoption, and our revenue for the fiscal years ended September 30, 2023, 2024 and 2025 was presented under ASC 606 accordingly. As a result of the adoption of ASC 606, revenue from referral fees including referral fees related to policy origination and referral fees for policy renewal were recognized at point-in-time in the stage of policy origination. For the fiscal years ended September 30, 2023, 2024 and 2025, all of our wealth management revenue was generated from the referral fees recognized upon policy origination. For the fiscal year ended September 30, 2023, the impact of applying the new revenue standard resulted in a decrease in revenue of $45,307. The referral fees were in the range of 14.25% to 14.30% with an average fee of approximately 14.26% of the total policy premiums purchased upon policy origination, depending on the specific nature and terms of the policies. For the fiscal year ended September 30, 2024, the impact of applying the new revenue standard resulted in a decrease in revenue of $30,552. The referral fees were in the range of 7.81% to 14.25% with an average fee of approximately 8.31% of the total policy premiums purchased upon policy origination, depending on the specific nature and terms of the policies. For the fiscal year ended September 30, 2025, the impact of applying the new revenue standard resulted in a decrease in revenue of $485. The referral fees were in the range of 2.85% to 14.25% with an average fee of approximately 8.55% of the total policy premiums purchased upon policy origination, depending on the specific nature and terms of the policies.

From the launch of our subsidiaries’ wealth management services to September 30, 2025, 36 out of the total 47 wealth management clients have purchased 46 savings plan insurance policies from brokers our subsidiaries work with, with seven clients having purchased multiple savings plans. If and when existing clients purchase multiple insurance policies, our subsidiaries would be entitled to additional referral fees. 18 out of the total 47 clients have purchased multiple insurance policies from brokers our subsidiaries work with, not limited to savings plans. While we believe existing clients will continue to return to our subsidiaries for purchase of additional insurance policies, there can be no assurance that our subsidiaries’ existing client will do so. For the fiscal year ended September 30, 2023, all our revenue from our subsidiaries’ wealth management services was generated from existing clients. For the fiscal year ended September 30, 2024 and 2025, all our revenue from our subsidiaries’ wealth management services was generated from existing clients.

AI Solutions services

For the fiscal years ended September 30, 2025, 2024 and 2023, we generated approximately 99.97%, nil, and nil of our total revenues through our subsidiaries’ wealth management based AI solutions services operation, respectively. Through our subsidiary InnoSphere Tech, the Company maintains “WealthAI 360 System”, which processes vast amounts of data, enhance the training of a specialized large model designed for the wealth management sector.

In April 2025, InnoSphere Tech entered into a commercial contract with a wealth management related financial service provider in Asia based on the concept of “WealthAI 360 System”, to assist the client create a secure and controllable privatized large-scale model system. The scope of services and deliverables includes privatized language model research and deployment, enterprise knowledge base construction and semantic indexing system development, intelligent customer service system and department-level AI Agent system integration and training and operation support. For the fiscal year ended September 30, 2025, InnoSphere Tech generated revenue from AI Solutions services in amount of $1,785,000.

Prior Asset Management Services

Asset Management Related Advisory Service

Our subsidiaries previously provided ongoing advisory services, which constituted regulated activities related to asset management, our asset management advisors provide services through PPWM. PPWM charged a fixed annual fee for its ongoing advisory service.

For the fiscal years ended September 30, 2025, 2024 and 2023, we generated revenue of nil, $250,192 and nil, respectively, accounting for approximately 0%, 94.88% and 0% of our total revenues, respectively.

Factors Affecting Our Results of Operations

Expansion of Our Subsidiaries’ Client Base

Our revenue growth has been driven significantly by the expansion of our subsidiaries’ client base. In the initial stage of our subsidiaries’ wealth management operation, our subsidiaries’ clients were introduced to our subsidiaries by our related parties and their business networks. For the fiscal year ended September 30, 2023, we generated revenues from wealth management services from ten existing clients. For the fiscal year ended September 30, 2024, we generated revenues from wealth management services from one new client and two existing clients. For the fiscal year ended September 30, 2025, we generated revenues from wealth management services from two existing clients. In regards to our subsidiaries’ asset management business, nil, five, and six clients contributed to our asset management revenue for the fiscal years ended September 30, 2025, 2024, and 2023. In regards to our subsidiaries’ AI solution services, we generated revenues from one enterprise client who conducts wealth management related financial service in Asia. We believe that our subsidiaries’ existing clients are highly satisfied with our subsidiaries’ high-quality client services and complementary value-added services. This is evident from the fact that our subsidiaries’ existing clientele has been willing to refer high net worth or ultra-high net worth individuals through word-of-mouth to our subsidiaries as potential clients. Meanwhile, our subsidiaries also proactively involved in promotional activities such as online advertising placement. As such, we believe our subsidiaries’ clients are our brand ambassadors, using their influence in their respective networks to promote our subsidiaries’ services.

We expect to continue to expand our subsidiaries’ client base through accessing high net worth and ultra-high net worth individuals as well as enterprise clients in wealth management related sector. We also intend to continue to participate in a wide array of marketing activities to enhance our brand recognition and to continue to grow our subsidiaries’ business.

Operating Costs and Expenses

Our operating costs and expenses are comprised of selling, general and administrative expenses, which include wages and salaries, rental fees, general and administrative expenses, impairment losses on goodwill and intangible assets, amortization of intangible assets, share-based compensation, warrants expenses, provisions for credit losses and amortization of right-of-use assets. Wages and salaries accounted for approximately 2.51%, 6.53%, and 74.32% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. Rental fees accounted for approximately 0.10%, nil, and nil of our total selling, general and administrative expenses for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. General and administrative expenses accounted for approximately 16.16%, 14.10%, and 3.24% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. For the fiscal year ended September 30, 2025, impairment losses on goodwill and intangible assets accounted for approximately 47.32% and 2.04%, respectively, of total selling, general and administrative expenses, while amortization of intangible assets accounted for 0.46%. Share-based compensation accounted for approximately 14.17%, 36.19%, and nil of our total selling, general and administrative expenses for the fiscal years ended September 30, 2025, 2024, and 2023, respectively. Warrants expenses accounted for approximately nil, 15.92%, and nil of our total selling, general and administrative expenses for the fiscal years ended September 30, 2025, 2024, and 2023, respectively. Provisions for bad debts accounted for approximately 17.23%, 27.26%, and 20.44% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2025, 2024, and 2023, respectively. Amortization of right-of-use assets accounted for approximately nil, nil, and 2.00% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

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

Key Components of Consolidated Statements of Comprehensive Income

Revenue

We generate revenue from our wealth management services, asset management services and AI solution services. The following table sets forth a breakdown of our revenue for the periods indicated:

	For the years ended September 30,
	2025	% of Revenue	2024	% of Revenue	2023	% of Revenue
Wealth management services
Referral fees	$569	0.03%	$13,505	5.12%	$76,338	100.00%
Subtotal	569	0.03%	13,505	5.12%	76,338	100.00%
Asset management services
Advisory service fees	—	—	250,192	94.88%	—	—
Management fees	—	—	—	—	—	—
Subtotal	—	—	250,192	94.88%	—	—
AI Solutions services
Service fees	1,785,000	99.97%	—	—	—	—
Subtotal	1,785,000	99.97%	—	—	—	—
Total net revenue	$1,785,569	100.00%	$263,697	100.00%	$76,338	100.00%

Wealth management services

Revenue from wealth management services is generated from referral fees paid by insurance brokers who successfully sold wealth management products to our subsidiaries’ high net worth and ultra-high net worth clients. The referral fees are calculated based on the premium amounts payable by our subsidiaries’ clients for the first year and premiums payable for the remaining years of the policy. Our subsidiaries are entitled to receive those referral fees once all of the following conditions have occurred: (i) a client our subsidiaries introduce to insurance brokers enter into purchase agreements with insurance companies who are product providers, (ii) the client has paid the requisite premiums and (iii) a free-look period is expired. For the fiscal year ended September 30, 2023, $74,867 of the referral fees were derived as a result of the update of referral service agreements with an insurance broker for referrals in connection with several purchases of saving plan insurance policies and critical illness insurance policies by clients. $1,471 of the referral fees were derived from first year premiums due to the adoption of revenue recognition under ASC 606, and the impact of applying the new revenue standard resulted in a decrease in revenue of approximately $45,307. For the fiscal year ended September 30, 2024, $13,505 of the referral fees were derived as a result of the update of referral service agreements with an insurance broker for referrals in connection with several purchases of saving plan insurance policies and critical illness insurance policies by clients. For the fiscal year ended September 30, 2025, $569 of the referral fees were derived as a result of the update of referral service agreements with an insurance broker for referrals in connection with several purchases of saving plan insurance policies and critical illness insurance policies by clients. The rates of such referral fees are confidential pursuant to our referral service agreements with each individual product broker, generally in the range of 14.25% to 14.30%, 7.81% to 14.25%, and 2.85% to 14.25% of the value of insurance products purchased for the fiscal years ended September 30, 2023, 2024 and 2025, respectively, depending on the specific nature of the products and terms of the policies.

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

Revenue generated from wealth management operation in the fiscal year ended September 30, 2025 decreased significantly compared to the fiscal year ended September 30, 2024. This was mainly because only two clients renewed their one-year term insurance policies, resulting in lower premium volume and referral revenue. During the fiscal year ended September 30, 2025, we introduced a total of two clients to insurance brokers we work with. These two clients purchased two insurance policies in total, with an aggregate premium amount of $12,000, or $6,000 per client on average. For the fiscal year ended September 30, 2025, our weighted-average referral fee based on the total policy premiums was approximately 8.55% as two clients introduced by our subsidiaries purchased 2 critical illness insurance policies with the term of one year.

Advisory service fees

Our subsidiaries provided asset management related advisory services with respect to the operation and ongoing compliance of investment funds in Hong Kong. Our subsidiaries charged a fixed annual fee for acting as an ongoing advisor and a fixed rate for ongoing management service; these fees were negotiated with each client on a case-by-case basis. For the fiscal year ended September 30, 2025, 2024 and 2023, revenue from our advisory service fees from continuing operations was nil, $250,192, and nil, respectively, all of which represented annual advisory fees recognized for ongoing advisory services we provided to investment companies. We ceased asset management services and asset management related advisory services in August 2024.

Operating Costs and Expenses

Our operating costs and expenses are primarily comprised of selling, general and administrative expenses, which include wages and salaries, rental fees, general and administrative expenses, provisions for bad debts, an amortization of right-of-use assets, impairment loss on goodwill and intangible assets, and warrants expense.

The following table sets forth the components of our selling, general and administrative expenses for the periods indicated.

	For the years ended September 30,
	2025	%	2024	%	2023	%
Wages and salaries	$514,200	2.51%	$469,332	6.53%	$446,317	74.32%
Rental fees	20,989	0.10%	—	—	—	—%
General and administrative expenses	3,308,058	16.16%	1,013,885	14.10%	19,446	3.24%
Impairment loss on Goodwill	9,686,164	47.32%	—	—	—	—
Impairment loss on Intangible assets	418,509	2.04%	—	—	—	—
Amortization of intangible assets	93,951	0.46%	—		—	—
Shares-based compensation	2,899,450	14.17%	2,602,175	36.19%	—	—
Warrants expenses	—	—	1,145,000	15.92%	—	—
Provisions for bad debts	3,526,443	17.23%	1,960,313	27.26%	122,759	20.44%
Amortization of right-of-use assets	—	—	—	—	12,038	2.00%
Total selling, general and administrative expenses	$20,467,764	100.00%	$7,190,705	100.00%	$600,560	100.00%

Wages and salaries

Wages and salaries consist of compensations and benefits related to our management and staff, which accounted for approximately 2.51%, 6.53%, and 74.32% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

Rental fees

Rental fees consist of our office rental expenses for our operation. The amount of rental fees accounted for approximately 0.10%, nil, and nil of our total selling, general and administrative expenses for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

Shares-based compensation

Shares-based compensation consists of consulting services, R&D expenses for our operations and incentive plan for employees. The amount of service fees accounted for approximately 14.17%, 36.19%, and nil of our total selling, general and administrative expenses for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

Warrants expenses

Warrants expenses consist of the warrants offered to the service providers for our operations. The amount of warrants expenses accounted for approximately nil, 15.92%, and nil of our total selling, general and administrative expenses for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

General and administrative expenses

General and administrative expenses primarily consist of daily operational administrative expenses such as business registration expenses, legal, professional and audit fees, traveling expenses and miscellaneous, which accounted for approximately 16.16%, 14.10%, and 3.24% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

Provisions for credit losses

Provisions for credit losses include provisions of $3,526,443, $1,960,313, and $122,759 booked for uncollected accounts receivable and financial assets in the fiscal years ended September 30, 2025, 2024 and 2023, respectively. The amount of provisions for credit losses accounted for approximately 17.23%, 27.26%, and 20.44% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

Amortization of right-of-use assets

Amortization of right-of-use assets consist of our office amortization of right-of-use assets for our operation. The amount of amortization of right-of-use assets accounted for approximately nil, nil, and 2.00% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

Amortization of Intangible assets

Amortization of intangible assets consists of the amortization of capitalized website development costs for our Wealth AI platform over its estimated useful life. During the years ended September 30, 2025, 2024 and 2023, the amortization of intangible assets amounted to $93,951, nil and nil, respectively, and accounted for approximately 0.46%, nil, and nil of our total selling, general and administrative expenses for those periods, respectively.

Impairment loss on Goodwill

Impairment loss on goodwill consists of the impairment recognized against the carrying value of goodwill allocated to the Group’s cash-generating units. The amount of impairment loss on goodwill accounted for approximately 47.32%, nil, and nil of our total selling, general and administrative expenses for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

Impairment loss on Intangible assets

Impairment loss on intangible assets consists of the impairment recognized against the carrying value of intangible assets with finite useful lives. The amount of impairment loss on intangible assets accounted for approximately 2.04%, nil, and nil of our total selling, general and administrative expenses for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

We expect that our operating costs and expenses will continue to increase as our subsidiaries’ business expands and as we become a public company.

Taxation

The Company and its subsidiaries file tax returns separately.

The Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands (“BVI”) and all dividends, interest, rents, royalties, compensation and other amounts paid by these entities to persons who are not resident in the BVI and any capital gains realised with respect to any shares, debt obligations, or other securities of our company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of these entities.

All instruments relating to transfers of property to or by these entities and all instruments relating to transactions in respect of the shares, debt obligations or other securities of these entities and all instruments relating to other transactions relating to the business of our company are exempt from payment of stamp duty in the BVI. This assumes that these entities do not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to these entities or its members.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong under the current Hong Kong Inland Revenue Ordinance. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

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

 Comparison of Results of Operations for the Years Ended September 30, 2025 and 2024

	For the years ended September 30,
	2025	2024
Net revenue
Wealth management services
Referral fees	$569	$13,505
Subtotal	569	13,505

Asset management services
Advisory service fees	—	250,192
Management fees	—	—
Subtotal	—	250,192

AI Solutions services
Service fees	1,785,000	—
Subtotal	1,785,000	263,697

Total net revenue	1,785,569	263,697

Distribution and service costs
Service fee cost	4,108,717	—
Total distribution and service costs	4,108,717	—

Gross Margin	(2,323,148)	263,697

Operation cost and expenses
Selling, general and administrative expenses	20,467,764	7,190,705
Total operation cost and expenses	20,467,764	7,190,705

Loss from operations	(22,790,912)	(6,927,008)

Other income	81,816	149,767
Gain on disposal	54,121	—

Loss before income taxes benefit continuing operations	(22,654,975)	(6,777,241)
Income taxes benefit	(113,499)	(15,837)

Net loss from continuing operations	$(22,541,476)	$(6,761,404)

Net loss from discontinued operations	$(188,390)	$(115,426)

Other comprehensive loss
Foreign currency translation adjustment	(24,477)	(12,122)
Total comprehensive loss	$(22,754,343)	$(6,888,952)

Fiscal Year Ended September 30, 2025 Compared to Fiscal Year Ended September 30, 2024

Revenue

Our total net revenue was $1,785,569 and $263,697 for the years ended September 30, 2025 and 2024, respectively. Revenue mainly generated from AI Solutions services in the fiscal year ended September 30, 2025, and revenue generated from asset management services and wealth management decreased significantly compared to the fiscal year ended September 30, 2024.

Our revenue generated from AI Solutions services was $1,785,000 for the year ended September 30, 2025, accounting for approximately 99.97% of our total net revenue, represented a significant new revenue stream for the year.

Our revenue generated from wealth management services was $569 for the year ended September 30, 2025, accounting for approximately 0.03% of our total net revenue, represented a significant decrease of $12,936, or approximately 95.79% compared to the same period in 2024. The decrease was primarily due to the fact that a decrease in revenue for providing wealth management services to clients in Hong Kong.

Our revenue generated from asset management services decreased by $250,192, or approximately 100%, for the fiscal year ended September 30, 2025 as compared to the fiscal year ended September 30, 2024. The decrease resulted from the discontinuation of asset management services during the year.

Operation cost and expenses

Our operating costs and expenses are comprised of selling, general and administrative expenses, which include wages and salaries, rental fees, general and administrative expenses, provisions for bad debts, an amortization of right-of-use assets, impairment loss on goodwill and intangible assets, and warrants expense.

Wages and salaries were $514,200 for the fiscal year ended September 30, 2025, representing an increase of $44,868 compared to the fiscal year ended September 30, 2024. Rental fees were $20,989 for the year ended September 30, 2025, representing an increase of $20,989 compared to the fiscal year ended September 30, 2024. Our general and administrative expenses for the years ended September 30, 2025 and 2024 were $3,308,058 and $1,013,885, respectively, representing an increase of $2,294,173 compared to the fiscal year ended September 30, 2024. General and administrative expenses mainly comprise of daily operational administrative expenses, including group management fees, business registration expenses, audit fees, legal fees and traveling expenses. Shares-based compensation for the years ended September 30, 2025 and 2024 were $2,899,450 and 2,602,175, respectively, representing the consulting services fee, R&D expenses and incentive plan for employees. Warrants expenses for the years ended September 30, 2025 and 2024 were nil and $1,145,000, respectively, representing the warrants offered to the service providers. A provision for bad debts of $3,526,443 booked for uncollected accounts receivable and financial assets accounted for approximately 17.43% of our total selling, general and administrative expenses for the fiscal year ended September 30, 2025. In addition, significant increases in total selling, general and administrative expenses for the year ended September 30, 2025, were driven by an impairment loss on goodwill of $9,686,164, which accounted for 47.32% of total expenses, an impairment loss on intangible assets of $418,509, and amortization of intangible assets of $93,951.

Income tax benefit

Income tax benefit was $113,499 for the year ended September 30, 2025 primarily due to the reversal of deferred tax liabilities. Income tax benefits was $15,837 for the year ended September 30, 2024. Our effective tax rate was 0.51% and 0.23% for the years ended September 30, 2025 and 2024, respectively.

Net loss

As a result of the foregoing, our net losses were $6,761,404 for the years ended September 30, 2024 and $371,279 for the year ended September 30, 2023, respectively.

	For the years ended September 30,
	2024	2023
Net revenue
Wealth management services
Referral fees	$13,505	$76,338
Subtotal	13,505	76,338

Asset management services
Advisory service fees	250,192	—
Management fees	—	—
Subtotal	250,192	—
Total net revenue	263,697	76,338

Operation cost and expenses
Selling, general and administrative expenses	7,190,705	600,560
Total operation cost and expenses	7,190,705	600,560

Loss from operations	(6,927,008)	(524,222)

Other income	149,767	64,335

Loss before income taxes benefit	(6,777,241)	(459,887)
Income taxes benefit	(15,837)	(88,608)
Net Loss	$(6,761,404)	$(371,279)

Net loss from discontinued operations	(115,426)	(664,472)

Other comprehensive loss
Foreign currency translation adjustment	(12,122)	4,328
Total comprehensive loss	$(6,888,952)	$(1,031,423)

Fiscal Year Ended September 30, 2024 Compared to Fiscal Year Ended September 30, 2023

For a detailed description of the comparison of our operating results for the year ended September 30, 2024 to the year ended September 30, 2023, see “Item 5.A. Operating Results — Results of Operations — Fiscal Year Ended September 30, 2024 Compared to Fiscal Year Ended September 30, 2023” of our annual report on Form 20-F for the fiscal year ended September 30, 2024 filed with the Securities and Exchange Commission on February 13, 2025, as amended by Amendment No. 1 to Form 20-F filed with the Securities and Exchange Commission on April 28, 2025.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our business operations and capital contributions by our shareholders. We received net proceed from IPO of $1,835,297 for the year ended September 30, 2023 and no capital injections by our shareholders for the years ended September 30, 2025, 2024 and 2023, respectively.

As of September 30, 2025, 2024 and 2023 we had cash and cash equivalents of $5,024, $11,470, and $431,307, respectively. Our cash and cash equivalents consist of on demand deposits placed with banks which are unrestricted as to withdrawal and use, and were held by our subsidiaries. As of September 30, 2025, 2024 and 2023, we had restricted cash of nil, nil, and $200,000, respectively. Cash that are restricted as to withdrawal or use for current operations are classified as restricted cash. Restricted cash mainly represents the cash, which was from the proceeds of IPO, held in an escrow account for a period of 12 months from the closing of the IPO.

We are operating at a net loss of $22,541,476 and cash used in operating activities from continuing operations of $2,314,102 for the year ended September 30, 2025. Our ability to meet the working capital requirements is subject to the risks relating to the demand for and prices of our services in the market, the economic conditions in our target markets, the successful operation of our connected solution, timely collection of payment from our customers and the availability of additional funding. In the next 12 months, we will rely on the cash flow from operating activities and funds raising from equity and/or debt after the filing of this Annual Report. However, there is no assurance that we will be able to raise adequate funds at acceptable terms, and there is no assurance that we will be successful in achieving its strategic plans to fund its operations going forward.

Changes in Our Financial Position

As of September 30, 2025, our cash and cash equivalents were $5,024, representing a decrease of $6,446 from $11,470 as of September 30, 2024. As of September 30, 2025 our accounts receivable was nil, representing a decrease of $4,126 from $4,126 as of September 30, 2024, which represents the amount to be collected from clients to whom we provide wealth management services. As of September 30, 2025, our contract asset was nil, representing a decrease of $483 from $483 as of September 30, 2024. As of September 30, 2025, our prepaid expenses and other assets, current and non-current were $14,126, representing a decrease of $5,261,658 from $5,275,784 as of September 30, 2024, primarily due to the credit loss. As of September 30, 2025, our note receivable was nil, representing a decrease of $753,699 from $753,699 as of September 30, 2024, which mainly due to loan and interest repayment from third party. As of September 30, 2025, our income tax payable was nil, representing a decrease of $15,057 from $15,057 as of September 30, 2024, mainly due to the over-provision tax payable for the prior years. See “— Key Components of Consolidated Statements of Comprehensive Income — Taxation.”

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

Comparison of Cash Flows for the Years Ended September 30, 2025 and 2024

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended September 30,
	2025	2024
Summary of our cash flows
Net cash used in operating activities from continuing operations	$(2,314,102)	$(1,437,367)
Net cash used in operating activities from discontinued operations	(75,065)	(217,795)
Net cash used in investing activities	(187,119)	(1,759,194)
Net cash provided by financing activities	2,600,000	2,750,000
Effect of exchange rate changes on cash and cash equivalents	(31,880)	46,199
Net decrease in cash and cash equivalents and restricted cash	(8,166)	(618,117)
Cash and cash equivalents and restricted cash, beginning balance	13,190	631,307
Cash and cash equivalents and restricted cash, ending balance	$5,024	$13,190
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	5,024	13,190
Restricted cash	—	—
Total cash and cash equivalents, and restricted cash shown in the statement of cash flows	5,024	13,190

Net cash used in operating activities

Net cash used in operating activities from continuing operations was $2,314,102 for the year ended September 30, 2025. This was due to a net loss of $22,541,476, offset by non-cash adjustments including a deferred tax benefit of $98,400, amortization of intangible assets of $93,951, an allowance for credit losses of $3,526,443, an impairment loss on goodwill of $9,686,164, an impairment loss on intangible assets of $418,509, share-based compensation of $7,009,450 and a gain on disposal of subsidiaries of $54,121. The effect of changes in working capital mainly includes: (1) an increase in accounts receivable of $151; (2) an increase in contract assets of $543; (3) an increase in prepaid expenses and other assets of $660,028; (4) an increase in deferred offering costs of $12,466; (5) a decrease in income tax receivable of $100; (6) a decrease in amounts due to related parties of $83,937; (7) a decrease in income tax payable of $15,020; and (8) a decrease in other payables and accrued liabilities of $903,821.

Net cash used in operating activities from discontinued operations resulted in a net cash used in operating activities of $75,065 for the year ended September 30, 2025. This net cash outflow was primarily attributable to a net loss from discontinued operations of $188,390, partially offset by non-cash adjustments, including an allowance for credit losses of $40,871, amortization of right-of-use assets of $99,343, interest on lease liabilities of $5,030, a gain on lease termination of $9,386, and other changes in operating assets and liabilities that generated $59,209 in cash.

Net cash used in operating activities from continuing operations was $1,437,367 for the year ended September 30, 2024. This was due to a net loss of $6,761,404, offset by non-cash adjustments including a deferred tax benefit of $15,837, an allowance for credit losses of $1,960,313, interest on lease liabilities of $19,696, shares-based compensation of $2,602,175, and warrants expenses of $1,145,000. The effect of changes in working capital mainly includes: (1) a decrease in accounts receivable of $9,641; (2) a decrease in contract assets of $17,739; (3) an increase in amounts due from related parties of $515,562; (4) a decrease in prepaid expenses and other assets of $623,015; (5) a decrease in income tax receivable of $10,683; (6) a decrease in lease liabilities of $21,408; (7) a decrease in deferred tax assets of $44,953; (8) a decrease in amounts due to related parties of $174,678; (9) a decrease in income tax payable of $12,725; and (10) a decrease in other payables and accrued liabilities of $42,790.

Net cash used in operating activities from discontinued operations resulted in a net cash used in operating activities of $217,795 for the year ended September 30, 2024. This net cash outflow was primarily attributable to a net loss from discontinued operations of $115,426, partially offset by non-cash adjustments including an allowance for credit losses of $37,567, amortization of right-of-use assets of $197,801, deferred tax expense of $12,725, and other changes in operating assets and liabilities that used $350,462 in cash.

Net cash used in investing activities

Net cash used in investing activities from continuing operations amounted to $187,119 for the fiscal year ended September 30, 2025. This resulted from a deposit for long-term investment of $250,000, partially offset by loan and interest repayments from third parties totaling $62,881. Net cash used in investing activities from continuing operations amounted to $1,759,154 for the fiscal year ended September 30, 2024, due to a loan to a third party of $1,060,000, loan and interest repayment from a third party of $4,050,846, prepaid deposit for acquisition of subsidiary of $2,000,000 and deposit for long term investment of $2,750,000.

Net cash provided by (used in) financing activities

Net cash provided by financing activities from continuing operations amounted to $2,600,000 for the fiscal year ended September 30, 2025. This was primarily due to cash received from private placements of $7,750,000, partially offset by advisor costs for acquisition of $5,150,000. Net cash provided by financing activities from continuing operations amounted to $2,750,000 for the fiscal year ended September 30, 2024, mainly due to deposit received from securities purchase of $2,750,000.

Comparison of Cash Flows for the Years Ended September 30, 2024 and 2023

For a detailed description of the comparison of our cash flows for the year ended September 30, 2024 to the year ended September 30, 2023, see “Item 5.A. Operating Results — Results of Operations — Comparison of Cash Flows for the Years Ended September 30, 2024 and 2023” of our annual report on Form 20-F for the fiscal year ended September 30, 2024 filed with the Securities and Exchange Commission on February 13, 2025, as amended by Amendment No. 1 to Form 20-F filed with the Securities and Exchange Commission on April 28, 2025.

Contractual Obligations

Our contractual obligations as of September 30, 2025 consisted solely of short-term commitments under month-to-month operating leases for office space. We lease our office premises under one cancelable operating lease (2024: one non-cancelable operating lease) with a monthly rental fee of HK$18,000 (approximately $2,309) (2024: with a monthly rental fee of HK$151,712 (approximately $19,416)).

Minimum future commitments under non-cancelable operating lease agreements as of September 30, 2025 are as follows:

Year Ending September 30,	Lease Commitment
2026	2,313
Total	$2,313

Capital Expenditures

We do not have any capital expenditures.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company — B. Business Overview — Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

In February 2015, the Financial Accounting Standards Board (“FASB”) issued amended consolidation guidance with the issuance of ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The revised consolidation guidance, among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are VIEs, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. In evaluating whether the investment funds in the legal form of limited partnership the Company manages as general partner should be consolidated or not, the Company firstly assesses whether there is any interest it has constituted a variable interest. The Company concludes that (i) the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services, (ii) the Company does not hold other interest in the investment funds that individually, or in aggregate, would absorb more than an insignificant amounts of expected loss or receive more than an insignificant amount of the expected residual returns from the investment funds, (iii) the services arrangement includes only terms, conditions or amounts that are customarily present and at arm’s length, therefore are not deemed as variable interests. For purposes of the assessment, any variable interest in an entity that is held by a related party of the decision maker or service provider was considered in the analysis. Specifically, the Company includes its direct variable interests in the entity and its indirect variable interests in the entity held through related parties, considered on a proportionate basis. After evaluating the impact of the above guidance, management determined that the Company did not have a variable interest in the investment fund the Company manages as general partner and there was no investment fund that should be consolidated as of September 30, 2025, 2024 and 2023.

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

AI Solutions services

The Group enters fixed-price development contracts to deliver customized AI solutions, including private large model systems, enterprise knowledge bases, intelligent customer service platforms, and departmental AI assistants. Each contract of advisory and development service is accounted for as a single performance obligation which is satisfied over the service period. The Group allocates the transaction price to the single performance obligation based on the fixed total contract value and recognizes revenue over the project period on a straight-line basis, as the services are rendered evenly throughout the term and the customer simultaneously receives and consumes the benefits provided.

Disaggregation of revenue

	For the years ended September 30,
	2025	2024	2023
Continuing Operations
Referral fees	$569	$13,505	$76,338
Advisory service fees	—	250,192	—
AI Solutions service fees	1,785,000	—	—
Total Revenue from Continuing Operations	1,785,569	263,697	76,338

Discontinued Operations
Advisory service fees	—	350,245	221,119
Management fees	—	25,970	51,071
Total Revenue from Discontinuing Operations	—	376,215	272,191

Total Net Revenue	$1,785,569	$639,912	$348,528

	For the years ended September 30,
	2025	2024	2023
Timing of Revenue Recognition
Services transferred at a point in time	$569	$13,505	$76,338
Services transferred over time	1,785,000	626,407	272,190
Balance at end of the year	$1,785,569	$639,912	$348,528

Contract assets

We do not have unconditional right to the consideration for referral fee services until all promises have been fulfilled and therefore initially records a contract asset when recognizing revenue. Upon fulfillment of referral fee services, contract assets will be reclassified as a receivable. Contract assets recognized were nil and $483, as of September 30, 2025 and 2024, respectively.

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

The Company recorded an allowance for credit losses on accounts receivables of $4,009, $29, and $86  as of September 30, 2025, 2024 and 2023, respectively. During the year ended September 30, 2025 and 2024, the Company had written off accounts receivable in the amount of nil, and nil, respectively. The Company recognized an allowance on contract assets, note receivables, prepaid expenses, deposits and other receivables recorded in prepaid expenses and other assets and amount due from related parties subjected to expected credit loss of $5,591,970 as of September 30, 2025.

Allowance for prepaid deposit for acquisition

In May 2019, the Company made a payment of HK$16 million to a potential acquisition target investee as investment. After the payment, during the due diligence and negotiation process, the Company noted that the potential transaction did not meet its initial expectation; the Company decided to cancel the potential transaction. The Company and the target investee have entered into an agreement, pursuant to which the Company will charge an annual interest rate of 6.5% for the HK$16 million ($2,040,296) starting from October 1, 2019. The Company received HK$4 million of principal and the related interests incurred for the period from October 2019 to February 2020 from the target investee in March 2020 and did not receive any other amounts since then. As of September 30, 2024 and 2023, the Company booked the allowance of uncollectible prepaid deposit for acquisition of HK$12 million ($1,543,210, $1,532,371, and $1,525,165, respectively). Over a period of more than two years, the Company actively pursued collection, including taking legal action. Upon consultation with its litigation counsel, the Company had sent formal “Letters before Action” several times to press for payment, but with no result to date. The Company is preparing to initiate arbitration proceedings in an attempt to collect the prepaid balance. Because the Company has not officially started the proceedings after the “Letters before Action”, the Company still reserves available legal means of collection. The Group will consider writing off any balance if the probability of recovering the prepaid deposit for acquisition is low based on the progress of the potential arbitration proceedings and after discussions with its litigation counsel in the future.

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

The ASU 2025-01: Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) issued in January 2025 clarified the effective date of ASU 2024-03 published on November 4, 2024. ASU 2024-03 expanded the disclosure of financial statements under ASC 220-40 and requires public business entities (“PBE”) to provide a disaggregated disclosure of certain expense captions into specified categories in disclosure within the footnote to the financial statements while it does not change the expense captions on the face of the income statement. In the footnote to the financial statements, PBEs are required to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization (DD&A) recognized as part of oil and gas-producing activities or other types of depletion expenses. The tabular disclosure would also include certain other expenses, when applicable. This ASU will be effective for PBEs for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is allowed. The Company is evaluating the impact of the adoption of this guidance in its consolidated financial statements.

The ASU 2023-09: Income Taxes (Topic 740): Improvements to Income Tax Disclosures enhances existing income tax disclosures primarily related to the rate reconciliation and income taxes paid information. With regard to the improvements to disclosures of rate reconciliation, a public business entity is required on an annual basis to (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. Similarly, a public entity is required to provide the amount of income taxes paid (net of refunds received) disaggregated by (1) federal, state, and foreign taxes and by (2) individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures, for example, an entity is required to provide (1) pretax income (or loss) from continuing operations disaggregated between domestic and foreign, and (2) income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU will be effective for annual periods beginning after December 15, 2024. Entities are required to apply the ASU on a prospective basis. The adoption of ASU 2023-09 is not expected to materially impact the Company’s consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

Recently adopted accounting pronouncements

The ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures provides improvements to reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple measures of segment profit or loss, provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The ASU should be adopted retrospectively to all periods presented in the financial statements unless it is impracticable to do so.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Company’s consolidated results of operations or financial position.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our directors, director appointees, and executive officers as of the date of this Annual Report. The following individuals are our executive management and members of the board of directors.

Name	Age	Position(s)
Moore Jin Xin	38	Chairman of the Board and Director
Herman Yu	55	Director
Jackie You	51	Independent Director
H. David Sherman	76	Independent Director
Bjorn Schmidtke	33	Chief Executive Officer
Zimuyin Jiang	29	Chief Accounting Officer

The following is a brief biography of each of our current executive officers, directors, and director appointees:

Mr. Moore Xin Jin has been the chairman of our board of directors and a director since October 2025. Mr. Jin is currently the Chief Executive Officer and the chairman of the board of directors of Antalpha Platform Holding Company (NASDAQ: ANTA). He is also the chairman of the board of directors Cango Inc. (NYSE: CANG). Mr. Jin has spent many years in the crypto mining industry, providing miners access to mining machines, data centers with low electricity cost and other services. He has worked closely with mining and crypto industry leaders and is well respected within both of these industries. Previously, Mr. Jin served as a general manager of Diansuan Information Technology, a server software provider for online shopping as well as a provider of mining machine distribution and management services from January 2018 to May 2021. Prior to that, Mr. Jin served as a general manager of Chichuang Technology, a technology platform for matching freelance developers with corporate demand for coding resources from March 2012 to October 2017.

Mr. Herman Yu has been our director since October 2025. Mr. Herman Yu advises and invests in high-tech companies in the AI, internet, Web3, fintech and green energy sectors. Mr. Yu has been a director of ZTO Express Inc. (NYSE: ZTO) since October 2016. Previously, Mr. Yu worked at Baidu, Inc. (NASDAQ: BIDU, HKEX: 9888), an AI and internet company, serving as its chief strategy officer from August 2021 to March 2023 and as its chief financial officer from September 2017 to November 2021. Prior to joining Baidu, Mr. Yu served as the chief financial officer of Weibo Corporation (NASDAQ: WB, HKEX: 9898), a social media company, from 2015 to 2017, and as the chief financial officer of SINA Corporation, an internet portal, from 2006 to 2015. Mr. Yu is a California certified public accountant and holds a B.A. in economics from the University of California, Santa Cruz and a Master of Accounting from the University of Southern California.

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

Ms. Jackie You has served as our independent director since October 2025. Ms. You has been an independent portfolio manager for high net worth individuals since January 2025. She served as a strategic advisor and fractional chief financial officer from May 2020 to December 2024. She was the chief financial officer of Q&K International Group Limited (Nasdaq: QK) from May 2019 to May 2020 and the chief financial officer of ChinaCache International Holdings, LTD. (formerly, Nasdaq: CCIH) from 2011 to 2013. She began her career in the investment management field and held portfolio management roles with Northern Trust, Sand Hill Global Advisors and JLF Asset Management. She received her bachelor’s degree in economics from Shanghai International Studies University in 1996 and master’s degree in business administration from Arizona State University in 2000. She is a CFA charter holder and a holder of Certificate in FinTech by UC Berkely Extension.

Mr. Bjorn Schmidtke has been our chief executive officer since October 2025. Mr. Schmidtke brings board and governance experience from multiple private companies. Over the past decade, he has served as a director of various entities in the Penguin group and other privately held companies. He has served as a director of Penguin Infrastructure S.A. and Penguin Digital EOOD. He was a director of BD International Services LLC since September 2023. Mr. Schmidtke earned a bachelor’s degree in business from the University of St. Gallen in 2019.

Ms. Zimuyin Jiang, our Chief Accounting Officer, has excellent financial strategic management and capital management capability. Ms. Jiang was co-founder of WealthAI Pte. Ltd. since 2022, a company based in Singapore that offers personalized, cost-effective wealth management solutions using artificial intelligence, which was acquired by the Company in November 2024. Since October 2023, Ms. Jiang has been serving as Head of Business Development of Goodwill Entertainment Holding Limited, a Singapore listed company, where she led the company’s internationalization strategy, successfully promoting the landing of cross-border projects and was responsible for maintaining investor relations and optimizing the company’s capital structure. From November 2019 to September 2022, Ms. Jiang served as Vice President of Mortgage Department in United Overseas Bank of Singapore. Ms. Jiang received her bachelor’s degree in International Economics and Trade from Zhong Nan University of Economics and Law in 2017 and her master’s degree in Business Management from National University of Singapore in 2019.

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

B. Compensation of Directors and Executive Officers

During the fiscal year ended September 30, 2025, we paid an aggregate of approximately $0.25 million in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer. In such case of termination by us, we may provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 30-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Consulting Agreement with Chief Executive Officer

Effective October 10, 2025, we appointed Bjorn Schmidtke as Chief Executive Officer and entered into a consulting services agreement (the “Consulting Agreement”) with BD International Services LLC, a Limited Liability Company incorporated and existing under the laws of Wyoming, the United States, and Bjorn Schmidtke, under which Bjorn Schmidtke provides management services to the Company, subject to the direction of the Board. The Consulting Agreement has an indefinite term, unless it is terminated pursuant to the Consulting Agreement or mutually agreed by the parties thereto. The Consulting Agreement provides for compensation and includes customary terms such as confidentiality provisions, one-year post-termination non-compete and non-solicitation covenants, termination rights (including for cause by the Company and with advance notice by the consultant), independent contractor status, and is governed by Cayman Islands law.

Insider Participation Concerning Executive Compensation

The compensation committee of the board of directors of the Company will continue to make determinations regarding executive officer compensation.

Share Incentive Plans

2024 Plan

We approved the Prestige Wealth Inc. Equity Incentive Plan on December 30, 2024, which we refer to as the 2024 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued under the Plan is 4,500,000 Ordinary Shares. As of the date of this Annual Report, all shares under the 2024 Plan had been granted.

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

2025 Plan

We approved the Aurelion Inc. 2025 Share Incentive Plan on November 20, 2025, which we refer to as the 2025 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued under the Plan is initially 76,187,375 Ordinary Shares. The share limit is subject to an automatic annual increase on January 1 of each calendar year, equal to 1.5% of the total number of shares outstanding, shares issuable upon the exercise of outstanding rights, warrants or options, and shares reserved under the 2025 Plan as of December 31 of the immediately preceding calendar year, subject to the Company having sufficient authorized but unissued share capital. Notwithstanding the foregoing, the aggregate number of shares issuable under the Plan may not exceed 10% of such total shares at any time.

As of the date of this Annual Report, 913,333 restricted share units, each evidencing the right to receive one Class A ordinary share, have been granted and remain outstanding.

The following paragraphs summarize the principal terms of the 2025 Plan.

Type of Awards. The 2025 Plan permits the awards of options, restricted shares, restricted share units and others approved by the administrator.

Plan Administration. The board of directors, or the chief executive officer of the Company or a committee approved and appointed by our board of directors, will administer the 2025 Plan. The plan administrator will determine, among others, the participants to receive awards, the number of share to be covered by each award, the form of award agreements, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2025 Plan are evidenced by an options award agreement, restricted shares award agreement or restricted share units award agreement, as applicable, that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the awardee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, consultants and directors.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Awards. The plan administrator determines the exercise or purchase price, as applicable, the payment methods and the time or times of exercise, for each award, which are stated in the relevant award agreement. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2025 Plan, applicable law or the relevant award agreement.

Termination and Amendment. Unless terminated earlier, the 2025 Plan has a term of ten years from its date of effectiveness. The administrator may at any time and from time to time terminate, amend, or modify the 2025 Plan, subject to the approval of our shareholders under certain circumstances.

C. Board Practices

Board of Directors

Our board of directors consists of four directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with us is required to declare the nature of his interest at a meeting of our directors in accordance with our memorandum and articles of association. Subject to any requirement for audit committee approval under applicable law or Nasdaq rules, and unless disqualified by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Qualification

There is currently no shareholding qualification for directors.

Terms of Directors and Executive Officers

Our directors may be appointed by our board of directors or by an ordinary resolution of our shareholders. Our directors shall hold office until the expiration of their respective terms or until their successors are elected or appointed. A director may be removed from office by an ordinary resolution of our shareholders. A director’s office will be vacated if, among other things, the director (i) resigns his or her office by notice in writing to the company, (ii) becomes of unsound mind or dies, (iii) without special leave of absence from the board, is absence from meetings of the board for three consecutive meetings and the board resolves that his office be vacated, (iv) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors, (v) is prohibited by law from being a director, or (vi) ceases to be a director by virtue of any provision of the applicable laws of the Cayman Islands or is removed from the office pursuant to our Fourth Amended and Restated Articles of Association.

All of our executive officers are appointed by and serve at the discretion of our board of directors.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

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

Audit Committee. Our audit committee consists of Jackie You and H. David Sherman. Jackie You serves as the chairman of our audit committee. We have determined that Jackie You and H. David Sherman satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Jackie You qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Moore Jin Xin and Jackie You. Moore Jin Xin serves as the chairman of our compensation committee. We have determined that Jackie You satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Herman Yu and Jackie You. Herman Yu serves as the chairperson of our nominating and corporate governance committee. Herman Yu and Jackie You satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We and our subsidiaries had 4 full-time employees as of September 30, 2025. The table below sets forth the number of our and our subsidiaries’ employees categorized by function as of September 30, 2025. Our employees and our subsidiaries’ employees are located at Hong Kong, Singapore and Tokyo.

As of September 30, 2025
Business Operations	2
Financial and Administration	2
Total	4

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

E. Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions — 7.A. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2025 by:

●	each of our directors and executive officers;

●	all of our directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 215,695,399.2 Class A Ordinary Shares and 152,515,144.8 Class B Ordinary Shares outstanding as of December 31, 2025, taking into consideration the 22,222,224 Class A Ordinary Shares issuable upon exercise of the Pre-Funded Warrants and excludes (i) 70,833,335 Class A Ordinary Shares issuable upon exercise of Series A-1 Ordinary Warrants outstanding with an exercise price of $0.47 per share, (ii) 70,833,335 Class A Ordinary Shares issuable upon exercise of Series A-2 Ordinary Warrants outstanding with an exercise price of $0.54 per share, (iii) 68,055,557 Class B Ordinary Shares issuable upon exercise of Series B-1 Ordinary Warrants outstanding with an exercise price of $0.47 per share, (iv) 68,055,557 Class B Ordinary Shares issuable upon exercise of Class B-2 Ordinary Warrants outstanding with an exercise price of $0.54 per share, (v) 8,000,000 Class B Ordinary Shares issuable upon exercise of Primary Warrants outstanding with an exercise price of $0.01 per share, and (vi) 31,698,046 Class A Ordinary Shares issuable upon exercise of the Class A Ordinary Warrant with an exercise price of US$1.00 per share.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power**
Directors and Executive Officers:
Moore Jin Xin	-	-	-	-
Herman Yu	-	-	-	-
Jackie You	-	-	-	-
H. David Sherman	*	-	*	*
Bjorn Schmidtke	-	-	-	-
Zimuyin Jiang	-	-	-	-
All directors and executive officers as a group	*	-	*	*
Principal Shareholders:
Antalpha Capital (HK) Limited (1)	-	238,888,892	49.0%	76.1%
Kiara Capital Holding Limited (2)	1,000,000	55,500,983	14.4%	19.7%
Tether Investments, S.A. de C.V. (3)	41,666,668	-	11.3%	*
YA II PN, Ltd (4)	34,564,233	-	9.99%	*

*	Less than 1% of our total outstanding shares.

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares issued and outstanding as a single class. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 50 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents 119,444,446 Class B Ordinary Shares, and 119,444,446 warrants to purchase Class B Ordinary Shares. Such beneficial ownership information of Antalpha Capital (HK) Limited is based on the Schedule 13D filed by Antalpha Capital (HK) Limited with the SEC on October 14, 2025. The business address of Antalpha Capital (HK) Limited is 21th Floor, 100QRC, 100 Queen’s Road Central, Central, Hong Kong.

(2)	Represents 1,000,000 Class A Ordinary Shares, 30,834,315 Class B Ordinary Shares, 16,666,668 warrants to purchase Class B Ordinary Shares, and warrants to purchase 8,000,000 Class B Ordinary Shares. Such beneficial ownership information of Kiara Capital Holding Limited is based on the Schedule 13D filed by Kiara Capital Holding Limited with the SEC on October 14, 2025. The business address of Kiara Capital Holding Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.
(3)	Represents 41,666,668 Class A Ordinary Shares on the shareholder list of the Company. The address of Tether Investments, S.A. de C.V. is Final Av. La Revolucion, Colonia San Benito, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, Oficina 2, Distrito de San Salvador Municipio de San Salvador Centro, Republica de El Salvador. Such information was provided by the beneficial owner during the PIPE Financing in October 2025.

(4)	Represents 34,564,233 Class A Ordinary Shares. Such beneficial ownership information of YA II PN, Ltd is based on the Schedule 13G filed by YA II PN, Ltd with the SEC on October 17, 2025. The business address of YA II PN, Ltd is 1012 Springfield Ave., Mountainside, NJ 07092.

7.B. Related Party Transactions

Material Transactions with Related Parties

Amounts due from related parties

Transactions with PFHGL

We had amount due from PFHGL, formerly wholly owned by Mr. Chi Tak Sze, our former director, in the amount of $1,661,668 as of September 30, 2024. PFHGL is no longer a related party since December 2024. The balance as of September 30, 2024 mainly represented the balance due from PFHGL for its operation purpose, which was due upon request. On December 7, 2024, the Company received a letter and was informed that PFHGL was in liquidation by an Order made by the Eastern Caribbean Supreme Court in the British Virgin Islands since December 2, 2024. As of the date of this report, the Company has claimed the amount due from PFHGL to the Joint Liquidators’ office of PFHGL in an attempt to collect the balance. As of September 30, 2024, the Company fully booked the allowance of the amount due from PFHGL, and the Company was still in the process of collection. As of September 30, 2025, the Company did not write off the balance. The balance as of September 30, 2024 mainly represented a payment of HK$8.65 million (approximately $1.1 million) for brand promotion fee and approximately $0.58 million accumulative payments on behalf of PFHGL.

Amounts due to related parties

Transactions with director and officer

We had payments due to Ms. Zimuyin Jiang, Chief Accounting Officer of the Company, in the amount of $1,663 as of September 30, 2025, nil as of September 30, 2024 and nil as of September 30, 2023. The balance mainly represented expenses paid by Ms. Zimuyin Jiang on behalf of the Company. We had payments due to Mr. Ngat Wong, former Chief Financial Officer of the Company, in the amount of nil as of September 30, 2025, $20,600 as of September 30, 2024 and nil as of September 30, 2023. The balance mainly represented expenses paid by Mr. Ngat Wong on behalf of the Company. We had amount due to Mr. Hongtao Shi, former Chief Executive Officer and former Chairman of the Board of Directors of the Company, in the amount of nil as of September 30, 2025, $65,001 as of September 30, 2024 and nil as of September 30, 2023. The balance mainly represented expenses paid by Mr. Hongtao Shi on behalf of the Company.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details.

Our Class A ordinary shares are currently listed on Nasdaq Capital Market under the symbol “AURE.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares are currently listed on Nasdaq Capital Market under the symbol “AURE”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our Fourth Amended and Restated Memorandum and Articles of Association and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

We incorporate by reference into this Annual Report our Fourth Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.1 to our current report on Form 6-K (File Number 001-41734) filed with the SEC on November 20, 2025.

The following are summaries of material provisions of our Fourth Amended and Restated Memorandum and Articles of Association and the Companies Act as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

According to Clause 3 of our Fourth Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our Fourth Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to such dividends as may be declared by our board of directors.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 50 votes, voting together as one class. A resolution put to the vote of the general meeting shall be decided on a show of hands unless voting by way of a poll is required by the rules and regulations of Nasdaq or (before or on the declaration of the result of the show of hands or on the withdrawal of any demand for a poll) a poll is demanded by (a) the chairman of the meeting, or (b) by at least three shareholders present in person or (in the case of a member being a corporation) by its duly authorized representative or by proxy for the time being entitled to vote at the meeting, or (c) by a shareholder or shareholders present in person or (in the case of a member being a corporation) by its duly authorized representative or by proxy and representing not less than one tenth of the total voting rights of all shareholders having the right to vote at the meeting, or (d) by a shareholder or shareholders present in person or (in the case of a member being a corporation) by its duly authorized representative or by proxy and holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all shares conferring the right.

An ordinary resolution to be passed at the general meeting of shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes attaching to the issued and outstanding ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our Fourth Amended and Restated Memorandum and Articles of Association.

Any action required or permitted to be taken at any annual or extraordinary general meetings may not be taken by written resolution of shareholders without a meeting.

Conversion of Class B Ordinary Shares. Subject to: (1) the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, including the Act; and (2) to approval of the Directors, each Class B Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such Class B Ordinary Share, at the office of the Company or any transfer agent for such Class B Ordinary Share, into one fully paid and non-assessable Class A Ordinary Share.

All conversions of Class B Ordinary Shares to Class A Ordinary Shares shall be effected by way of redemption or repurchase by us of the relevant Class B Ordinary Shares and the simultaneous issue of Class A Ordinary Shares in consideration for such redemption or repurchase.

Transfer of Ordinary Shares. Subject to the restrictions contained in our Fourth Amended and Restated Memorandum and Articles of Association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, and without giving any reason therefor, refuse to register any transfer of any ordinary share which is not fully paid up to a person of whom the board does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share which is not a fully paid up share on which we have a lien. Our board of directors may also decline to register any transfer of ordinary share unless

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

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of Nasdaq, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine. The period of thirty (30) days may be extended for a further period or periods not exceeding thirty (30) days in respect of any year if approved by our shareholders by ordinary resolution.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders proportion to capital paid up, or which ought to have been paid up. Any distribution of assets or capital to a holder of a Class A ordinary share and a holder of a Class B ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares (whether on account of the nominal value of the shares or by way of premium) in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

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

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, all or any of the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may, whether or not our Company is being wound up, be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The special rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman or by a requisition by our shareholders holding one third of the votes attaching to our shares. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued shares in issue and entitled to vote.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Fourth Amended and Restated Memorandum and Articles of Association provide that we shall (if required by the Companies Act) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Fourth Amended and Restated Memorandum and Articles of Association provide that upon the written requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the total issued and paid up share capital of the Company at the date of deposit of the requisition, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Fourth Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and the register of mortgages and charges, and any special resolutions passed by our shareholders). However, we will provide our shareholders with the right to receive annual audited financial statements. Further, pursuant to our fourth amended and restated memorandum and articles of association, our register of members shall be open to inspection for such times and on such days as our board of directors shall determine by shareholders without charge or by any other person, upon a maximum payment of US$2.50 or such other sum specified by the board of directors, at our registered office or such other place at which the register of members is kept in accordance with the Companies Act.

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

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company’s register of members is not required under the Companies Act to be open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may have a share capital divided into shares of no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings may be given for a period of up to 30 years);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. The Nasdaq rules require that every company listed on Nasdaq hold an annual general meeting of shareholders and we elected to be exempt from such requirement pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A). In addition, our Fourth Amended and Restated Memorandum and Articles of Association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

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

British Virgin Islands Taxation

A British Virgin Islands business company and all dividends, interest, rents, royalties, compensation and other amounts paid by a BVI business company to persons who are not resident in the BVI and any capital gains realised with respect to any shares, debt obligations, or other securities of our company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligations or other securities of a British Virgin Islands business company.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to a BVI business company or its members.

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

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”), with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of our Ordinary Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder.

This discussion, moreover, does not address the U.S. federal estate, gift, net investment income, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income tax that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers in securities, commodities or currencies;

●	traders that elect to use a market-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	holders who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	investors that will hold our Ordinary Shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

●	persons holding their Ordinary Shares in connection with a trade or business outside the United States;

●	persons that actually or constructively own 5% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	investors required to accelerate the recognition of any item of gross income with respect to their Ordinary Shares as a result of such income being recognized on an applicable financial statement;

●	investors that have a functional currency other than the U.S. dollar; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.

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

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Due to lack of authority and guidance from the IRS and the U.S. Treasury Department, the characterization of XAUt and other digital assets, and transactions involving XAUt and other digital assets, for purposes of the PFIC rules, is uncertain. Because ownership of XAUt represents ownership of physical gold, which generally is treated as a passive asset for purposes of the PFIC rules subject to certain limited exceptions, there may be heightened risk that XAUt is a passive asset for such purposes under our particular circumstances. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

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

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” (“QEF”) election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. Generally, a shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the common earnings and net capital gain of the QEF, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. An election to treat the Company as a QEF will not be available if the Company does not provide the information necessary to make such an election. It is not expected that a U.S. Holder will be able to make a QEF election because the Company does not intend to provide U.S. Holders with the information necessary to make a QEF election.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to file IRS Form 926 to report transfers of cash or other property to the Company and information relating to the U.S. Holder and the Company. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. In addition, certain. In addition, certain U.S. Holders are required to report information on IRS Form 8938 to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose civil and criminal penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so. U.S. Holders should consult their tax advisors regarding the possible implications of these reporting requirements and any other applicable reporting requirement with respect to their investment in and ownership of our Ordinary Shares.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For purposes of this Item 11, reference to the “Group” means Aurelion Inc. and all of its subsidiaries.

Foreign Exchange Risk

Currency risk is the risk that the value of financial assets or liabilities will fluctuate due to changes in foreign exchange rates.

As of September 30, 2023, 2024 and 2025, the Group has no significant foreign currency risk because most of the transactions are denominated in Hong Kong dollar or the United States dollar. Since Hong Kong dollar is pegged to the United States dollar, the Group’s exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

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

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement (File Number: 333-267999), in relation to our initial public offering of 1,000,000 Ordinary Shares, and 150,000 Ordinary Shares sold in the over-allotment. Gross proceeds from the Offering, including proceeds from the exercise of the over-allotment option, totaled US$5.75 million, before deducting underwriting discounts and other related expenses.

We have used the proceeds of the initial public offering as follows: approximately $0.5 million for brand promotion; approximately $0.5 million for hiring employees; approximately $0.6 million for expansion of products and services; and approximately $0.2 million for working capital and other general corporate purposes. As of the date of this Annual Report, we have used all of the net proceeds from our initial public offering, and there have been no material changes to the intended use of proceeds as previously disclosed.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief accounting officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2025. Based on that evaluation, our chief executive officer and chief accounting officer concluded that, as of September 30, 2025, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

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

(d) Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Jackie You is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

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

	For the years ended September 30,
	2024	2025
Audit fees (1)	$280,000	$362,000
Other Service fee	—	—
Total	$280,000	$362,000

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Mr. Kazuho Komoda, our prior Chief Executive Officer, was the seller of Tokyo Bay Management Inc, a company incorporated under the laws of the British Virgin Islands, which entered into a share purchase agreement with the Company on November 12, 2024. The total purchase price is US$1,500,000, subject to customary closing purchase price adjustments, in the form of 2,500,000 newly issued Class B ordinary shares of the Company at a price per Class B ordinary share of US$0.60 to Mr. Kazuho Komoda and key employees of Tokyo Bay. The Company also granted warrants to purchase 1,875,000 Class A ordinary shares of the Company at an exercise price per share equal to US$0.72 to the seller parties. The warrants will become exercisable on the six-month anniversary of the issuance date and will expire on the fifth anniversary from the date on which they become exercisable. The acquisition of Tokyo Bay closed on December 16, 2024. Mr. Kazuho Komoda received 300,000 Class B Ordinary Shares and warrants to purchase 225,000 Class A Ordinary Shares at an exercise price per share equal to US$0.72 upon close of the transaction. Such warrants held by Mr. Kazuho Komoda were terminated in October 2025.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we elected to be exempt from the requirements as follows:

(i) that shareholder approval is required prior to an issuance of securities in connection with: (A) the acquisition of the stock or assets of another company; (B) equity-based compensation of officers, directors, employees or consultants; (C) a change of control; and (D) transactions other than public offerings;

(ii) that a majority of our board of directors consist of independent directors;

(iii) that we have a compensation committee comprised solely of independent directors;

(iv) that we have a nomination committee comprised solely of independent directors;

(v) that we have an audit committee of at least three members; and

(vi) that we hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policy and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 11.2 with this Annual Report.

ITEM 16K. CYBERSECURITY.

Cybersecurity Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. We have implemented cybersecurity measures and protocols for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat, implementing cybersecurity countermeasures and mitigation strategies and informing management and our board of directors of material cybersecurity threats and incidents. Our risk management team is responsible for assessing our cybersecurity risk management program and we are reliant on third parties to service parts of our IT infrastructure. We identify potential risks from third-party service providers through threat intelligence. Once any risks impacting our IT assets are identified, our security team will implement appropriate risk mitigation measures.

We conduct cybersecurity risk assessments in response to changes in our business needs, which encompass risks to our objectives as well as those arising from potential compromises of data security. These assessments inform the development of operational procedures, including emergency response plans for cybersecurity incidents, data classification standards, and protocols for data asset identification and classification management within our business operations.

In the year ended September 30, 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. See “Item 3. Key Information – 3.D. Risk Factors-Risks Related to Our Business and Industry – Any failure to ensure and protect the confidentiality of the personal data of our subsidiaries’ clients could lead to legal liability, adversely affect our reputation and have a material adverse effect on our subsidiaries’ business and our financial condition or results of operations” and “Item 3. Key Information – 3.D. Risk Factors-Risks Related to Our Business and Industry – If we or our third-party service providers experience a security breach or cyber-attack and unauthorized parties obtain access to our XAUt assets, we may lose some or all of our XAUt assets and our financial condition and results of operations could be materially adversely affected.”

Governance

Significant developments regarding cybersecurity threats, incidents and related responses are addressed at a board level. Management holds primary responsibility for addressing cybersecurity matters, with the information technology personnel conducting day-to-day assessment, management and monitoring of cybersecurity risks. When cybersecurity issues occur, our information technology personnel will collect the relevant information, prepare solutions to mitigate the issues, and report the incidents to our management.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

AURELION INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Aurelion Inc. (Formerly known as Prestige Wealth Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aurelion Inc. (the “Company”) and its subsidiaries (collectively referred to as the “Group”), as of September 30, 2025 and 2024, the related consolidated statements of comprehensive (loss) income, consolidated statements of shareholders’ equity, and consolidated statements of cash flows, for each of the three years ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group as of September 30, 2025 and 2024, and the results of its operations and its cash flows, for each of the three years ended September 30, 2025, in conformity with generally accepted accounting principles in the United States of America.

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

/s/ Summit Group CPAs, P.C. (formerly known as “Yu Certified Public Accountant, P.C.”)
(PCAOB ID: 5910)

We have served as the Group’s auditor since 2023.

New York, New York
January 5, 2026

AURELION INC.
CONSOLIDATED BALANCE SHEETS

	September 30, 2025	September 30, 2024

CURRENT ASSETS
Cash and cash equivalents	$5,024	$11,470
Accounts receivable, net	—	4,126
Contract assets, net	—	483
Note Receivables, net	—	753,699
Amounts due from related parties, net	—	—
Right-of-use assets, current	—	—
Income tax receivables	—	—
Prepaid deposit for acquisition	—	1,999,400
Prepaid expenses and other assets, net	14,126	645,303
Deferred offering cost	12,466	—
Current assets of discontinued operations	—	282,041
Total current assets	31,616	3,696,522

NON-CURRENT ASSETS
Deposit for long term investment	—	2,631,081
Total non-current assets	—	2,631,081
Total assets	$31,616	$6,327,603

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Income tax payable	$—	$15,057
Lease liability, current	—	—
Amounts due to related parties	1,664	85,601
Deferred tax liabilities	—	11,390
Deposits from private placement	—	2,750,000
Other payables and accrued liabilities	321,611	206,961
Current liabilities of discontinued operations	—	217,826
Total current liabilities	$323,275	$3,286,835
Total liabilities	$323,275	$3,286,835

Shareholders’ equity
Ordinary share ($0.000625 par value, 1,440,000,000 Class A shares, 160,000,000 Class B shares authorized as of September 30, 2025 and 2024; 70,346,624 Class A and 8,404,031 Class B shares issued and outstanding as of September 30, 2025 and 8,830,878 Class A and 5,635,789 Class B shares issued and outstanding as of September 30, 2024)*	$49,219	$9,042
Additional paid in capital	25,152,572	6,314,516
Accumulated deficit	(25,420,019)	(3,233,836)
Accumulated other comprehensive loss	(73,431)	(48,954)
Total shareholders’ equity (deficit)	$(291,659)	$3,040,768
Total liabilities and shareholders’ equity	$31,616	$6,327,603

See notes to the consolidated financial statements

AURELION INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

	For the years ended September 30,
	2025	2024	2023
Net revenue
Wealth management services
Referral fees	$569	$13,505	$76,338
Subtotal	569	13,505	76,338

Asset management services
Advisory service fees	—	250,192	—
Subtotal	—	250,192	—

AI Solutions services
Service fees	1,785,000	—	—
Subtotal	1,785,000	—	—

Total net revenue	1,785,569	263,697	76,338

Distribution and service costs
Service fee cost	4,108,717	—	—
Total distribution and service costs	4,108,717	—	—

Gross Margin	(2,323,148)	263,697	76,338

Operation cost and expenses
Selling, general and administrative expenses	20,467,764	7,190,705	600,560
Total operation cost and expenses	20,467,764	7,190,705	600,560

Loss from operations	(22,790,912)	(6,927,008)	(524,222)

Other income	81,816	149,767	64,335
Gain on disposal	54,121	—	—

Loss from continuing operations before income taxes	(22,654,975)	(6,777,241)	(459,887)
Income taxes benefit	(113,499)	(15,837)	(88,608)
Net loss from continuing operations	$(22,541,476)	$(6,761,404)	$(371,279)

Net loss from discontinued operations	$(188,390)	$(115,426)	$(664,472)

Net loss	(22,729,866)	$(6,876,830)	$(1,035,751)

Other comprehensive loss
Foreign currency translation adjustment	(24,477)	(12,122)	4,328
Total comprehensive loss	$(22,754,343)	$(6,888,952)	$(1,031,423)

Loss per ordinary share from continuing operations *
Basic and diluted	$(0.439)	$(0.665)	$(0.045)

Loss per ordinary share from discontinued operations *
Basic and diluted	$(0.004)	$(0.011)	$(0.080)

Weighted average number of ordinary shares outstanding*
Basic and diluted	51,307,028	10,175,000	8,254,891

See notes to the consolidated financial statements

AURELION INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional paid in	Retained earnings (accumulated	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	capital	deficit)	income (loss)	equity
Balance, October 1, 2022	8,000,000	$5,000	$735,367	$4,678,745	$(41,160)	$5,377,952
Net loss	—	—	—	(1,035,751)	—	(1,035,751)
Proceeds from IPO	1,150,000	719	5,749,281	—	—	5,750,000
Deferred offering cost	—	—	(3,913,984)	—	—	(3,913,984)
Foreign currency translation adjustment	—	—	—	—	4,328	4,328
Balance, September 30, 2023	9,150,000	$5,719	$2,570,664	$3,642,994	$(36,832)	$6,182,545
Net loss	—	—	—	(6,876,830)	—	(6,876,830)
Issuance of common shares	5,316,667	3,323	2,598,852	—	—	2,602,175
Issuance of warrants	—	—	1,145,000	—	—	1,145,000)
Foreign currency translation adjustment	—	—	—	—	(12,122)	(12,122
Balance, September 30, 2024	14,466,667	$9,042	$6,314,516	$(3,233,836)	$(48,954)	$3,040,768
Net loss	—	—	—	(22,729,866)	—	(22,729,866)
Issuance of common shares	64,283,988	40,177	19,390,173	—	—	19,430,350
Disposed subsidiaries			(552,117)	543,683	8,434	—
Foreign currency translation adjustment	—	—	—	—	(32,911)	(32,911)
Balance, September 30, 2025	78,750,655	$49,219	$25,152,572	$(25,420,019)	$(73,431)	$(291,659)

See notes to the consolidated financial statements

AURELION INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended September 30
	2025	2024	2023
Cash flows from operating activities
Net loss	$(22,729,866)	$(6,876,830)	$(1,035,751)
Net loss from discontinued operations	(188,390)	(115,426)	(664,472)
Net loss from continuing operations	(22,541,476)	(6,761,404)	(371,279)
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred tax benefit	(98,400)	(15,837)	(88,608)
Amortization of intangible assets	93,951	—	—
Allowance for credit losses	3,526,443	1,960,313	122,759
Impairment loss on Goodwill	9,686,164	—	—
Impairment loss on Intangible assets	418,509	—	—
Amortization of Right-of-use assets	—	—	12,038
Interest on Lease liabilities	—	19,696	7,390
Shares-based compensation	7,009,450	2,602,175	—
Warrants expenses	—	1,145,000	—
Gain on disposal in subsidiaries	(54,121)	—	—
Changes in assets and liabilities:
Accounts receivable	151	9,641	(94,177)
Contract assets	543	17,739	45,386
Amounts due from related parties	—	515,562	(254,084)
Prepaid expenses and other assets	660,028	(623,015)	(111,997)
Income tax receivable	(100)	(10,683)	81,131
Deferred offering cost	(12,466)	—	—
Leases	—	(21,408)	(44,927)
Deferred tax assets	—	(44,953)	69,168
Amounts due to related parties	(83,937)	(174,678)	(226,578)
Income tax payable	(15,020)	(12,725)	(256,160)
Other payables and accrued liabilities	(903,821)	(42,790)	(124,619)
Net cash used in operating activities	(2,314,102)	(1,437,367)	(1,234,557)

Cash flows from investing activities:
Loan to third parties	—	(1,060,000)	(3,750,000)
Loan & interest repayment from third parties	62,881	4,050,846	—
Loan & interest repayment from related parties	—	—	1,414,340
Prepaid deposit for acquisition of subsidiary	—	(2,000,000)	—
Deposit for long term investment	(250,000)	(2,750,000)	—
Net cash used in investing activities	(187,119)	(1,759,154)	(2,335,660)

Cash flows from financing activities:
Advisor cost for private placement	(5,150,000)	—	—
Deferred offering cost	—	—	(1,832,538)
Proceeds from IPO	—	—	5,750,000
Deposit received from private placement	—	2,750,000	—
Cash received from private placement	7,750,000	—	—
Net cash provided by financing activities	2,600,000	2,750,000	3,917,462

Cash flows from discontinued operations:
Net cash (used in) provided by operating activities from discontinued operations	(75,065)	(217,795)	237,976
Net cash received (used) in discontinued operations	(75,065)	(217,795)	237,976

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(31,880)	46,199	(20,692)

Net change in cash and cash equivalents and restricted cash	(8,166)	(618,117)	564,529
Cash and cash equivalents and restricted cash, beginning of the year	13,190	631,307	66,778
Cash and cash equivalents and restricted cash, end of the year	$5,024	$13,190	$631,307

Reconciliation to amounts on consolidated balance sheets of the continuing operations:
Cash and cash equivalents	5,024	11,470	223,451
Restricted cash	—	—	200,000
Total cash and cash equivalents, and restricted cash shown in the statement of cash flows	$5,024	$11,470	$423,451

Reconciliation to amounts on consolidated balance sheets of the discontinued operations:
Cash and cash equivalents	—	1,720	207,856
Total cash and cash equivalents, and restricted cash shown in the statement of cash flows	$—	1,720	207,856

Supplemental cash flow information
Cash paid for Interest	$—	$—	$—
Cash paid for income taxes	$—	$(40,169)	$(175,028)

See notes to the consolidated financial statements

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 ORGANIZATION

Aurelion Inc. (formerly known as “Prestige Wealth Inc.”, “PWI”, or the “Company”) is a limited company established under the laws of the Cayman Islands on October 25, 2018. It is engaged in providing private wealth management services and asset management to high net worth and ultra-high net worth individuals and enterprises through its subsidiaries.

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

AISYS Inc. (“AISYS”) was incorporated in the British Virgin Islands on May 10, 2024 and is 100% controlled by PWI.

SPW Global Inc (“SPW”) was incorporated in the British Virgin Islands on March 11, 2024, which in turn wholly owns Wealth AI PTE LTD. (“Wealth AI”). On November 4, 2024, PWI completed its acquisition of all shares of SPW.

Wealth AI PTE LTD. (“Wealth AI”) is a wholly-owned subsidiary of SPW. It was established May 20, 2022 in Singapore, and offers personalized, cost-effective wealth management solutions using artificial intelligence.

Tokyo Bay Management Inc. (“Tokyo Bay”) was incorporated in the British Virgin Islands on April 05, 2024, Tokyo Bay is a company based in Tokyo, Japan, providing wealth management services, family affairs services, lifestyle management services and related value-added services to high-net-worth clients in Japan. PWI completed its acquisitions of Tokyo Bay on December 16, 2024.

InnoSphere Tech Inc. (“InnoSphere Tech”) was incorporated in the British Virgin Islands on October 28, 2024, and it is a technology company that leverages its advantages in web scraping technology to collect data on finance, wealth management, and related industries according to international standards. PWI completed its acquisitions of InnoSphere Tech on December 16, 2024.

InnoSphere Tech Pte. LTD. (“InnoSphere Singapore”) is a wholly-owned subsidiary of InnoSphere Tech. It was established on February 20, 2025 in Singapore, and it focuses on developing platforms integrating AI based technology.

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

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 ORGANIZATION (cont.)

Disposal of Prestige Asset International Inc.(“PAII”) and discontinued operation

On June 25, 2025, the Group entered into an agreement with a third-party to sell its 100% interests in PAII for $55,534. The consolidated financial results of PAII and its wholly-owned subsidiaries were deconsolidated from the Groups financial statements beginning June 26, 2025.

The purchase price was settled entirely through a waiver and release of all outstanding receivables due from the Seller to the Group as of the agreement date. Accordingly, no cash or other consideration was received by the Group in connection with this disposal, and no receivable or payable remains outstanding after the transaction.

The gain on the disposal of PAII was calculated as the difference between:

(i)	The fair value of the consideration received

(ii)	Share of the carrying value of net assets disposed of, as of the date of the transaction

Amounts

The fair value of the consideration received	—

Less: net identifiable liabilities to be disposed	54,121
Gain on disposal of subsidiaries	54,121

Below are the assets and liabilities of PAII as of date of disposal:

Assets	Amounts
Cash	366
Accounts Receivables	8,790
Tax receivable	49,491
Prepaid expenses and other assets	7,824
Total Assets	66,471

Liabilities
Accrued expenses and other current liabilities	(120,592)
Total liabilities	(120,592)

Net identifiable liabilities to be disposed	(54,121)

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 ORGANIZATION (cont.)

As of September 30, 2025 and 2024, the Group has reported related assets and liabilities as a discontinued operation. This classification is required under ASC205-20-45 when a disposal represents a strategic shift that has a major effect on the entity’s operations and financial results.

The disposal of the related business qualifies as such a strategic shift, primarily based on its revenue significance. The operations represented a distinct product line that accounted for approximately nil, 59% and 78% of the Group’s total consolidated revenue during the years ended September 30, 2025, 2024 and 2023, respectively. This constitutes a significant portion of the Group’s operations, and its disposal represents a strategic shift with a major effect on the Group’s ongoing revenue profile.

The following tables represent the financial information of the business classified as discontinued operations as of September 30, 2025 and 2024, and for the years ended September 30, 2025, 2024 and 2023 before eliminating the intercompany balances and transactions between the entities in discontinued operation and other entities within the Group:

	As of September 30,
	2025	2024
	$	$
Carrying amounts of major classes of assets included as part of the discontinued business
Cash and cash equivalents	—	1,720
Right of use asset	—	158,458
Accounts receivable, net	—	8,790
Prepaid expenses and other assets, net	—	72,851
Amounts due from related parties	—	4,464,403
Deferred tax assets	—	40,221
Total current assets	—	4,746,443

Total assets	—	4,746,443

Carrying amounts of major classes of liabilities included as part of the assets held for sale
Current liabilities:
Other payables and other current liabilities	—	37,309
Lease liabilities – current	—	180,517
Amount due to related parties	—	4,379,884

Total current liabilities	—	4,597,710

Total liabilities	—	4,597,710

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 ORGANIZATION (cont.)

	For the years ended September 30,
	2025	2024	2023
DISCONTINUED OPERATIONS
Net revenue
Asset management services
Advisory service fees	—	350,245	221,119
Management fees	—	25,970	51,071
Total net revenue	—	376,215	272,190

Operation cost and expenses
Selling, general and administrative expenses	100,103	496,098	859,957
Total operation cost and expenses	100,103	496,098	859,957

Other expenses (income)	97,996	(17,182)	(4,427)

Loss before income taxes benefit	(198,099)	(102,701)	(583,340)
Income taxes (benefit) expense	(9,709)	12,725	81,132
Net loss from discontinued operations	$(188,390)	$(115,426)	$(664,472)

	For the years ended September 30,
	2025	2024	2023
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net losses	(188,390)	(115,426)	(664,472)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for credit loss	(40,871)	37,567	505,895
Amortization of Right-of-use assets	99,343	197,801	51,894
Deferred tax expenses		12,725	81,132
Interest on Lease liabilities	5,030	—
Gain on Lease Termination	(9,386)	—
Changes in operating assets and liabilities	59,209	(350,462)	263,527

Net cash (used in) generated from operating activities	(75,065)	(217,795)	237,976

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	73,345	11,659	(85,092)

Net (decrease) increase in cash and cash equivalents and restricted cash	(1,720)	(206,136)	152,884
Cash and cash equivalents and restricted cash at the beginning of year	1,720	207,856	54,972

Cash and cash equivalents and restricted cash at the end of year	—	1,720	207,856

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 ORGANIZATION (cont.)

Organization chart of the Group after reorganization as of September 30, 2025 is set out below:

Details of the subsidiaries of the Group after reorganization are set out below:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
PRESTIGE PRIVATE WEALTH MANAGEMENT LIMITED (“PPWM”)	May 23, 2014	British Virgin Islands	100%	Private wealth management service provider
Prestige Wealth Management Limited (“PWM”)	January 26, 2015	Hong Kong	Wholly owned subsidiary of PPWM	Private wealth management service provider
AISYS Inc. (“AISYS’)	May 10, 2024	British Virgin Islands	100%	Inactive
SPW Global Inc (“SPW”)	March 11, 2024	British Virgin Islands	100%	Inactive
Wealth AI PTE LTD. (“Wealth AI”)	May 20, 2022	Singapore	Wholly owned subsidiary of SPW	Wealth management solutions provider
Tokyo Bay Management Inc. (“Tokyo Bay”)	April 05, 2024	British Virgin Islands	100%	Wealth management service provider
InnoSphere Tech Inc. (“InnoSphere Tech”)	October 28, 2024	British Virgin Islands	100%	Service provider based on AI technology
InnoSphere Tech Pte. LTD. (“InnoSphere Singapore”)	February 20, 2025	Singapore	Wholly owned subsidiary of InnoSphere Tech	Service provider based on AI technology

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The accompanying consolidated balance sheet as of September 30, 2025 and 2024, and consolidated results of operations and cash flows for the years ended September 30, 2025, 2024 and 2023, have been derived from audited financial statements. A subsidiary is an entity (including a structured entity) that is directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

Generally, there is a presumption that a majority of voting rights results in control. When the Company holds less than a majority of the voting or similar rights of the investees, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including: (a) the contractual arrangements with the other vote holders of the investee; (b) rights arising from other contractual arrangements; and (c) the Group’s voting rights and potential voting rights.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control and continue to be consolidated until the date such control ceases. All inter-company transactions and balances have been eliminated upon consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, any non-controlling interest and the exchange fluctuation reserve; and recognises the fair value of any investment retained and any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognised in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. The Group’s financial statements are expressed in U.S. Dollars.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued amended consolidation guidance with the issuance of ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The revised consolidation guidance, among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are VIEs, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. In evaluating whether the investment funds in the legal form of limited partnership the Group manages as general partner should be consolidated or not, the Group firstly assesses whether there is any interest it has constituted a variable interest. The Group concludes that (i) the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services, (ii) the Group does not hold other interest in the investment funds that individually, or in aggregate, would absorb more than an insignificant amounts of expected loss or receive more than an insignificant amount of the expected residual returns from the investment funds, (iii) the services arrangement includes only terms, conditions or amounts that are customarily present and at arm’s length, therefore are not deemed as variable interests. For purposes of the assessment, any variable interest in an entity that is held by a related party of the decision maker or service provider was considered in the analysis. Specifically, the Group includes its direct variable interests in the entity and its indirect variable interests in the entity held through related parties, considered on a proportionate basis. After evaluating the impact of the above guidance, the Group determined that there was no investment fund that should be consolidated as of September 30, 2025 and 2024.

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Liquidity and going concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As of September 30, 2025, the Group had cash and cash equivalents of $5,024 and generated a net loss from continuing operations of $22,541,476 and cash outflows of $2,314,102 from operating activities for the year then ended. Subsequent to September 30, 2025, as described in Note 17, on October 10, 2025, the Group closed a Private Placement in gross proceeds of approximately $100,000,000. Management believes that the proceeds from this financing, together with the Group’s planned operational improvements and strategic initiatives, will provide sufficient liquidity to meet its operating requirements, capital expenditures, and debt obligations for at least the twelve months following the issuance of these consolidated financial statements. Accordingly, management has concluded that the Group has adequate resources to continue operations for the foreseeable future, and no conditions or events raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments related to liquidity uncertainties.

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

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and cash equivalents

Cash and cash equivalents consist of the Group’s demand deposit placed with financial institutions.

Business combinations

The Group accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income.

In a business combination achieved in stages, the Group re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income.

When there is a change in ownership interests that results in a loss of control of a subsidiary, the Group deconsolidates the subsidiary from the date control is lost. Any retained non-controlling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

For the Group ’s majority-owned subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. “Net income (loss)” on the consolidated income statements includes the “net loss attributable to non-controlling interests”. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Group’s consolidated balance sheets.

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The carrying amount of goodwill recognised in connection with the acquisitions of Wealth AI PTE LTD and InnoSphere Tech Inc. was based on the value in use and was determined with the assistance of DZValue Consulting Company Limited, an independent professional qualified valuer not connected to the Group. They are considerated as one reporting unit since they are the smallest identifiable business that generates cash inlows the group of assets. The calculation used cash flow projections based on financial budgets approved by management covering a five-year period. A five-year forecast is considered appropriate for the technology and AI-driven wealth management services to reflect the growth phase and market penetration strategy of the acquired businesses. Cash flows beyond the five-year period are extrapolated using an estimated growth rate stated below, which does not exceed the long-term average growth rate for the fintech-as-a-service industry. Future cash flows are discounted using a discount rate stated below, which is pre-tax and reflects specific risks relating to the relevant cash-generating unit.

As of September 30, 2025, the key assumptions used for the value-in-use calculations are as follows:

2025
Average revenue growth rate	30.4%
Terminal growth rate	2.7%
Discount rate	25.0%

The cash flow projections have taken into account the inherent risks associated with early-stage technology adoption, competitive pressures in the AI and fintech sectors, and execution challenges related to scaling the subscriber and enterprise service models. Therefore, the carrying amount of the relevant cash-generating unit was written down to its recoverable amount of nil.

No goodwill has been allocated to Tokyo Bay. It was determined that Tokyo Bay will not have ongoing operations post-acquisition, and therefore its associated goodwill is considered fully impaired.

Impairment of Goodwill were $9,686,164, nil and nil as of September 30, 2025, 2024 and 2023, respectively.

Intangible assets (other than goodwill)

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

Intangible assets are stated at cost less any impairment losses and are amortized on the straight-line basis over their estimated useful lives. The capitalized website development costs for the Wealth AI platform are amortized over an estimated useful life of 5 years, commencing from the date the asset is ready for its intended use. The estimated useful life is based on management’s assessment of the period over which the asset is expected to generate economic benefits, taking into consideration the rapid pace of technological evolution in digital platforms.

During the years ended September 30, 2025, 2024 and 2023, the amortization of intangible assets were $93,951, nil and nil, respectively.

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

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Warrants

Warrants issued by the Group are classified as equity instruments. The proceeds received, or the fair value of the warrants issued as part of a business combination or other equity financing, is recorded within additional paid-in capital upon issuance. Subsequent transactions, including the exercise or expiration of these warrants, are treated as reclassifications between equity accounts and do not result in the recognition of gain or loss in the consolidated statements of operations.

Impairment of long-lived assets

The Group evaluates its long-lived assets, including right-of-use assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall (“ASC 360-10”). When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying amount of the assets to future undiscounted net cash flow expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

During the year ended September 30, 2025, an impairment loss of $418,509 was recognized on capitalized website development costs related to the Wealth AI platform, reducing its carrying value to zero. This impairment resulted from a significant reduction in projected future cash flows associated with the platform’s revenue stream, as indicated by a triggering event identified during the annual impairment assessment.

Impairment of long-lived assets were $418,509, nil and nil as of September 30, 2025, 2024 and 2023, respectively.

Accounts receivable, net

Accounts receivable represented amounts due from the Group’s customers and are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The Group adopted Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since October 1, 2022, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. Prior to October 1, 2022, the allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on aging data, historical collection experience, customer specific facts and existing economic conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The allowance of accounts receivables as of September 30, 2025 and 2024 were $4,009 and $29 respectively. During the years ended September 30, 2025, 2024 and 2023, no accounts receivable were written off.

Prepaid expenses and other assets, net

Prepaid expenses and other assets are comprised of other receivables and prepaid expenses, including prepaid staff insurance, the payment of legal fee and prepaid deposit for acquisition. The Group reviews other receivables on a regular basis and also makes specific allowance if there is strong evidence indicating that other receivables are likely to be unrecoverable. Other receivables balances were written off after all collection efforts had been exhausted. Bad debts allowance as of September 30, 2025 and 2024 were $4,770,734 and $2,117,746, respectively. During the year ended September 30, 2025, the Group wrote off $1,700,720 of other receivables.

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statement of operations, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in consolidated statement of cash flows.

If the disposal group does not yet meet the held-for-sale criteria but is reported as a discontinued operation, its assets and liabilities are presented as “Assets of Discontinued Operations” and “Liabilities of Discontinued Operations” in the comparative balance sheets.

Deferred Offering Costs

Pursuant to ASC 340-10-S99-1, costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. During the year ended September 30, 2025, the Group recorded deferred offering costs of US$12,466 related to the PIPE Financing and term loan agreement described in Note 17 Subsequent Events. These costs will be recognized as a reduction of additional paid-in capital upon the closing of the respective offerings in October 2025.

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

AURELION INC.
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

AI Solutions services

The Group enters into fixed-price development contracts to deliver customized AI solutions, including private large model systems, enterprise knowledge bases, intelligent customer service platforms, and departmental AI assistants. Each contract of advisory and development service is accounted for as a single performance obligation which is satisfied over the service period. The Group allocates the transaction price to the single performance obligation based on the fixed total contract value and recognizes revenue over the project period on a straight-line basis, as the services are rendered evenly throughout the term and the customer simultaneously receives and consumes the benefits provided.

AURELION INC.
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

Disaggregation of revenue

The following table illustrates the disaggregation of revenue:

	For the years ended September 30,
	2025	2024	2023
Continuing Operations
Referral fees	$569	$13,505	$76,338
Advisory service fees	—	250,192	—
AI Solutions service fees	1,785,000	—	—
Total Revenue from Continuing Operations	1,785,569	263,697	76,338

Discontinued Operations
Advisory service fees	—	350,245	221,119
Management fees	—	25,970	51,071
Total Revenue from Discontinued Operations	—	376,215	272,191

Total Net Revenue	$1,785,569	$639,912	$348,528

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	For the years ended September 30,
	2025	2024	2023
Timing of Revenue Recognition
Services transferred at a point in time	$569	$13,505	$76,338
Services transferred over time	1,785,000	626,407	272,190
Balance at end of the year	$1,785,569	$639,912	$348,528

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

Contract assets as of September 30, 2025 and 2024 are as follows:

	As of September 30,
	2025	2024
Contract assets, net	$—	$483

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The significant changes in the contract assets balances during the years ended September 30, 2025 and 2024 are as follows:

Contract assets
Balance as of 9/30/2023	91,565
Amounts billed to customers(1)	(17,414)
Provision of current expected credit losses(2)	(74,622)
Exchange diff.	954
Balance as of 9/30/2024	483
Amounts billed to customers(1)	(485)
Provision of current expected credit losses	—
Exchange diff.	2
Balance as of 9/30/2025	$—

(1)	The amounts billed to customers represent the reclassification of contract assets to receivables as the result of rights to consideration becoming unconditional.

(2)	During the year ended September 30, 2024, the Group recognized that the contract assets which derived from insurance commission, required a full allowance due to the non-renewal of the insurance. As of September 30, 2025 and 2024, the allowance for credit losses were nil and $74,622, respectively.

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

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Operation cost and expenses

Operation cost and expenses are recorded on the accrual basis, which mainly include wages, rents and other operating expenses, such as administrative expenses, bank charges, accounting and audit fees unrelated with IPO. Operation cost and expenses from continuing operations were $20,467,764, $7,190,705 and $600,560 for the years ended September 30, 2025, 2024 and 2023, respectively.

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

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the years ended September 30, 2025, 2024 and 2023, the Group had recognized a valuation allowance against the deferred tax assets on tax loss carry-forwards of $251,333, $5,620 and $31,456, respectively.  Current income tax is provided for in accordance with the laws of the relevant taxing authorities. As of September 30, 2025 and 2024, the Group recognized for deferred tax liabilities of $nil and $11,390, respectively.

Uncertain tax positions

The Group accounts for uncertainties in income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”). An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes had incurred during the years ended September 30, 2025, 2024 and 2023, and there were no uncertain tax positions as of September 30, 2025, 2024 and 2023. All tax returns since the Group’s inception are still subject to examination by tax authorities. The Group does not believe that its unrecognized tax benefits will change over the next twelve months.

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment Reporting

In accordance with ASC 280, Segment Reporting, an operating segment is identified as a component of an enterprise of which separate financial information and operating results are available and regularly reviewed by the Group’s chief operating decision maker (“CODM”). The Group has one operating and reportable segment with one business activity – earning referral fee from brokers. The Group’s CODM is its Chief Executive Officer. The Group’s CODM reviews financial information presented on a consolidated basis. The CODM uses the consolidated income or loss from operations and net income (loss) to evaluate financial performance, make decisions and allocate resources. The CODM also reviews the functional expenses such as selling and marketing expenses, research and development expenses and general and administrative expenses at the consolidated level to manage the Group’s operations. The CODM does not use asset or liability information in assessing the Group’s operating segment.

Comprehensive income

Comprehensive income is comprised of the Group’s net income and other comprehensive income (loss). The component of other comprehensive income or loss is consisted solely of foreign currency translation adjustments, net of the income tax effect.

Functional currency and foreign currency translation and transactions

The Group’s reporting currency is the U.S. dollar (“US$”). The functional currency of PPWM, PWM and PAM is Hong Kong dollar, while the functional currency of PGAM and PAI is U.S. dollar and the functional currency of Wealth AI is Singapore dollar (“SGD”). In the consolidated financial statements, the financial information of the Group’s subsidiaries has been translated into US$. Assets and liabilities are translated at the exchange rates on each balance sheet date, while equity amounts are translated at historical exchange rates, except for changes in retained earnings (accumulated deficit) during the year which is the result of income statement translation process, and revenues, expenses, gains and losses are translated using the average exchange rates during each of the years. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of comprehensive income (loss). The exchange rates as of September 30, 2025 and 2024 are 7.782 and 7.776, respectively. The average exchange rates for the years ended September 30, 2025, 2024 and 2023 are 7.7953, 7.8138 and 7.8283, respectively.

Loss per share

Basic loss per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. There was no dilutive effect for the years ended September 30, 2025, 2024 and 2023.

Recently issued accounting pronouncements not yet adopted

The ASU 2025-01: Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) issued in January 2025 clarified the effective date of ASU 2024-03 published on November 4, 2024. ASU 2024-03 expanded the disclosure of financial statements under ASC 220-40 and requires public business entities (“PBE”) to provide a disaggregated disclosure of certain expense captions into specified categories in disclosure within the footnote to the financial statements while it does not change the expense captions on the face of the income statement. In the footnote to the financial statements, PBEs are required to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization (DD&A) recognized as part of oil and gas-producing activities or other types of depletion expenses. The tabular disclosure would also include certain other expenses, when applicable. This ASU will be effective for PBEs for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is allowed. The Group is evaluating the impact of the adoption of this guidance in its consolidated financial statements.

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The ASU 2023-09: Income Taxes (Topic 740): Improvements to Income Tax Disclosures enhances existing income tax disclosures primarily related to the rate reconciliation and income taxes paid information. With regard to the improvements to disclosures of rate reconciliation, a public business entity is required on an annual basis to (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. Similarly, a public entity is required to provide the amount of income taxes paid (net of refunds received) disaggregated by (1) federal, state, and foreign taxes and by (2) individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures, for example, an entity is required to provide (1) pretax income (or loss) from continuing operations disaggregated between domestic and foreign, and (2) income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU will be effective for annual periods beginning after December 15, 2024. Entities are required to apply the ASU on a prospective basis. The adoption of ASU 2023-09 is not expected to materially impact the Group’s consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

The Group is currently evaluating the impact of adopting the above standards and does not expect the adoption of this guidance to have a material impact on its financial position, results of operations, and cash flows.

Recently adopted accounting pronouncements

The ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures provides improvements to reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple measures of segment profit or loss, provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The ASU should be adopted retrospectively to all periods presented in the financial statements unless it is impracticable to do so.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s consolidated results of operations or financial position.

Note 3 BUSINESS COMBINATION

On August 20, 2024, the Group entered into a definitive acquisition agreement, pursuant to which it would purchase all shares of SPW Global Inc. (“SPW”), a company incorporated under the laws of the British Virgin Islands, which in turn wholly owns Wealth AI PTE LTD. (“Wealth AI”). Wealth AI is a company based in Singapore that offers personalized, cost-effective wealth management solutions using artificial intelligence. The total purchase price is US$4,500,000, subject to customary closing purchase price adjustments, with US$3 million being paid in cash and the remaining US$1.5 million being settled in the form of 780,000 class A ordinary shares and 1,620,000 class B ordinary shares of PWI issuable to the seller and key employees of the Group. The transaction closed on November 4, 2024.

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 BUSINESS COMBINATION (cont.)

On November 5, 2024, the Group entered into a definitive acquisition agreement, pursuant to which the Group will purchase all shares of InnoSphere Tech Inc., a company incorporated under the laws of the British Virgin Islands. The total purchase price is US$2,100,000, subject to customary closing purchase price adjustments, in the form of 3,500,000 newly issued Class B Ordinary Shares at a price per Class B ordinary share of US$0.60 to the seller and key employees of InnoSphere Tech Inc. The Group also granted warrants to purchase 2,625,000 Class A Ordinary Shares of the Group at an exercise price per share equal to US$0.72 to the seller parties. The warrants will become exercisable on the six-month anniversary of the issuance date and will expire on the fifth anniversary from the date on which they become exercisable. The transaction closed on December 16, 2024.

On November 12, 2024, the Group entered into a definitive acquisition agreement pursuant to which PWM will purchase all shares of Tokyo Bay, a company incorporated under the laws of the British Virgin Islands. The total purchase price is US$1,500,000, subject to customary closing purchase price adjustments, in the form of 2,500,000 newly issued Class B Ordinary Shares of the Group at a price per Class B Ordinary Share of US$0.60 to the seller and key employees of Tokyo Bay. The Group will also grant warrants to purchase 1,875,000 Class A Ordinary Shares of the Group at an exercise price per share equal to US$0.72 to the seller parties. The warrants will become exercisable on the six-month anniversary of the issuance date and will expire on the fifth anniversary from the date on which they become exercisable. The acquisition of Tokyo Bay closed on December 16, 2024.

The following table summarizes the aggregate fair values of the assets acquired and liabilities assumed as of the closing date.

	Wealth AI	Tokyo Bay	InnoSphere Tech	Total
Net liabilities acquired (including cash of $2,462, accrued liabilities of $43,068)	$(40,606)	$—	$—	(40,606)

Intangible assets(1)	512,460	—	—	512,460
Goodwill	4,657,664	2,085,000	2,943,500	9,686,164
Deferred tax liabilities(2)	(87,118)	—	—	(87,118)
Total	$5,042,400	$2,085,000	$2,943,500	$10,070,900

Total purchase price comprised of:
– cash consideration	$3,000,000	$—	$—	$3,000,000
– share-based consideration	2,042,400	2,085,000	2,943,500	7,070,900
Total	$5,042,400	$2,085,000	$2,943,500	$10,070,900

(1)	The intangible assets mainly arise from the recognition, on a fair value basis, website development of Wealth AI, with an expected useful life of 5 years. The fair values of the intangible assets are based on estimation of the Group with reference to the valuation carried out by an independent qualified professional valuer not connected with the Group.

(2)	The deferred tax liabilities relating to the fair value adjustments of intangible assets amounted to US$87,118, which is calculated at the Singapore Profits Tax rate of 17%.

The transaction resulted in a purchase price allocation of $9,686,164 to goodwill, representing the financial, strategic and operational value of the transaction to the Group. Goodwill is attributed to the premium that the Group paid to obtain the value of the businesses and the synergies expected from the combined operations of the companies and the Group to leverage the transformative potential of artificial intelligence in wealth management business. The total amount of the goodwill acquired is not deductible for tax purposes.

Note 4 ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following items:

	As of September 30,
	2025	2024
Referral fees	$4,009	$4,155
Management fees	—	—
Less: allowance for Credit losses	(4,009)	(29)
Total	$—	$4,126

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 NOTE RECEIVABLES, NET

	As of September 30,
	2025	2024
Loan receivables	816,677	953,795
Less: allowance for current expected credit losses	(816,677)	(200,096)
Total	$—	$753,699

As of September 30, 2025 and 2024, the allowance for credit losses were $816,677 and $200,096, respectively. The increase was due to management’s assessment of a significant increase in credit risk, which led to the internal credit rating for certain note receivables being moved from medium to high risk.

Note 6 PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets consist of the following items:

	As of September 30,
	2025	2024
Fund advance payment(1)	$—	$445,846
Deposit for long term investment(2)	3,000,000	2,750,000
Prepaid deposit for acquisition(3)	—	3,543,210
Rental deposit	9,252	—
Prepayment	4,888	620,200
Amount due from Prestige Financial Holdings Group Limited (“PFHL”)(4)	1,685,300	—
Amount due from Prestige Securities Limited (“PSL”).(5)	15,420	—
Others	—	34,274
Less: allowance for current expected credit losses	(4,700,734)	(2,117,746)
Total	$14,126	5,275,784
Prepaid deposit for acquisition, current	—	1,999,400
Prepaid expenses and other assets, current	14,126	645,303
Deposit for long term investments, non-current	—	2,631,081
Total	14,126	5,275,784

(1)	The balance, which mainly comprised legal fees and management fees paid on behalf of the funds, decreased to nil as of September 30, 2025 from $445,846 as of September 30, 2024. This decrease resulted from (i) the removal of amounts related to a disposed subsidiary and (ii) the write-off of the remaining balance. During the year ended September 30, 2024, the Group considered that several funds were closed and the collectability of the related amounts was low due to the then-prevailing market conditions; accordingly, a full allowance for credit losses was provided.

(2)	The balance as of September 30, 2025 mainly comprised of a deposit payment of US$3 million cash to the acquisition target investee from September 2024. After the payment, during the due diligence and negotiation process the Group noted that the potential transaction did not meet its initial expectation. As such, the Group decided to cancel this potential transaction. As of September 30, 2025, the Group has booked full allowance of prepaid deposit for acquisition of US$3 million.

(3)	The balance as of September 30, 2024 mainly comprised of a deposit payment of US$2 million cash to the acquisition target investee from February 2024. In November 2024, the Group completed the acquisition.

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 PREPAID EXPENSES AND OTHER ASSETS, NET (cont.)

(4)	The balances as of September 30, 2025 mainly represented the balances due from PFHL, a former related party, for its operation purpose, which were due upon request. On December 7, 2024, the Group received a letter and was informed that PFHGL was in liquidation by an Order made by the Eastern Caribbean Supreme Court in the British Virgin Islands since December 2, 2024. As of the date of this report, the Group was still in the process of collection. During the year ended September 30, 2024, the Group provided a full allowance for credit losses, as the credit risk was perceived as remote. As of September 30, 2025, the allowance for credit losses were $1,685,300. PFHGL is no longer a related party since December 2024.

(5)	The balances as of September 30, 2025 mainly represented the balances due from PSL, a former related party, for its operation purpose, which were due upon request. The Group leases the office premises to PSL under non-cancelable operating leases with an expiration date on June 30, 2025. The monthly rental expense is HK$ 10,000. As of September 30, 2024, the Group provided full allowance for the credit losses accordingly considering the status of PFHGL. As of September 30, 2025, the allowance for credit losses were $15,420. PSL is no longer a related party since December 2024.

Note 7 CONCENTRATIONS

Concentration risk of customers

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	For the years ended September 30,
	2025	%	2024		%	2023		%
Company A	$1,785,000	99.97	$	*	*	$	*	*
Company N	*	*		*	*		76,338	100.00
Company Q	*	*		250,192	94.88		*	*
	$1,785,000	99.97		$259,192	94.88		$76,338	100.00

*	represents the % is below 10% which is not presented.

As of September 30, 2025 and 2024, no single customers who represent 10% or more of the Group’s total net accounts receivable.

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

AURELION INC.
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

Balances of the allowance for credit losses for the receivable items by each risk category are as follows:

	As of September 30,
	2025	2024
Balances of items with low risk	$14	$403,435
Balances of items with default risk	5,595,965	3,233,275
Total	$5,595,979	$3,636,710

As of September 30, 2025 and 2024, the balance of items with default risk includes the full allowance for credit losses of $5,595,965 and $3,725,342, respectively, provided for the balance of prepaid expenses, deposits and other receivables, amount due from related parties and contract assets.

Movement of the allowance for credit losses for accounts receivable is as follows:

	As of September 30,
	2025	2024
Balance at beginning of the year	$28	$86
Current year addition (reversal)	3,981	(58)
Written-off as uncollectible	—	—
Changes due to foreign exchange	—	—
Balance at end of the year	$4,009	$28

Movement of the allowance for credit losses for contract assets, note receivables, prepaid expenses, deposits and other receivables recorded in prepaid expenses and other assets and amount due from related parties is as follows:

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 CONCENTRATIONS (cont.)

Concentration of credit risk (cont.)

	As of September 30,
	2025	2024
Balance at beginning of the year	$3,636,682	$1,655,075
Current year addition	3,522,462	1,960,371
Written-off as uncollectible	(1,570,395)	—
Changes due to foreign exchange	3,221	21,236
Balance at end of the year	$5,591,970	$3,636,682

The carrying amounts of receivable items are reduced by an allowance to reflect the expected credit losses.

The aging of accounts receivable before allowance for uncollectible receivables is as follows:

	0 – 90 days	90 – 180 days	over 1 year	Total
Referral fees	4,155	—	—	4,155
Advisory service fees	—	—	—	—
Management fees	—	—	—	—
Balance as of 9/30/2024	$4,155	$—	$—	$4,155
Referral fees	—	—	4,009	4,009
Balance as of 9/30/2025	$—	$—	$4,009	$4,009

The aging of prepaid expenses and other assets before allowance for current expected credit losses is as follows:

	0 – 90 days	90 – 180 days	180 days – 1 year	over 1 year	Total
Fund advance payment	—	—	—	445,846	445,846
Prepaid deposit for acquisition	—	—	2,000,000	1,543,210	3,543,210
Deposit for long term investment	2,750,000	—	—	—	2,750,000
Rental deposit	—	—	—	—	—
Prepayment	137,500	—	444,444	38,256	620,200
Others	935	—	13,472	19,867	34,274
Balance as of 9/30/2024	$2,888,435	$—	$2,457,916	$2,047,179	$7,393,530
Fund advance payment	—	—	—	—	—
Deposit for long term investment	—	—	250,000	2,750,000	3,000,000
Amount due from PFHL	—	—	—	1,685,300	1,685,300
Rental deposit	—	—	9,252	—	9,252
Prepayment	—	3,824	1,064	—	4,888
Others	—	—	—	15,420	15,420
Balance as of 9/30/2025	$—	$3,824	$260,316	$4,450,720	$4,714,860

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following items:

	As of September 30,
	2025	2024
Legal fee payable	$270,977	$166,693
Accrued payroll	34,933	39,653
Mandatory provident fund payable	386	386
Deposits from private placement(1)	—	2,750,000
Others	15,315	229
Total	$321,611	$2,956,961

(1)	The balance as of September 30, 2024 mainly comprised of a deposit received of US$2.75 million cash from the investors. On September 9, 2024, the Group entered into a Securities Purchase Agreement with certain accredited investors for a private placement offering. The private placement closed on October 14, 2024.

Note 9 LEASES

The Group leases office space under operating lease agreements. As of September 30, 2025, the operating leases are month-to-month tenancy with non-cancelable future lease payments committed beyond the current month. Accordingly, the Group recognizes no lease liability or right-of-use asset on the consolidated balance sheet as of September 30, 2025.

The table below summarizes future lease payments under non-cancelable operating leases as of the prior comparative period:

As of September 30,
2025
$
2026	2,313

Total future lease payments	2,313

As of September 30, 2024, the Group’s operating leases had a weighted average remaining lease term of 0.80 years and a weighted average discount rate of 7.50%. The amount of right-of-use asset is reclassified and included as part of the discontinued operations in the Group’s consolidated balance sheet as of September 30, 2024.

Operating lease expenses for the years ended September 30, 2023, 2024 and 2025 were $nil, $nil and $20,989, respectively. The expense for the year ended September 30, 2025, relates to a tenancy agreement entered into during the year for a term of six months. No short-term lease costs were incurred for the years ended September 30, 2023 and 2024.

Cash paid for amounts included in the measurement of operating lease liabilities was $116,737 for the year ended September 30, 2025, and is included as part of the discontinued operations in the Group’s consolidated cash flow during the year ended September 30, 2024.

Amortization of right-of-use from discontinued operations for the year ended September 30, 2023, 2024 and 2025 were $63,932, $197,801 and $99,343 respectively.

During the year ended September 30, 2025, the Group recognized a gain of US$9,386 on the early termination of certain operating lease agreements. This gain represents the net difference arising from the derecognition of the related right-of-use assets and lease liabilities upon termination, as the consideration paid to the lessor was less than the net carrying amount of the lease.

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 WARRANT DERIVATIVE

On September 9, 2024, the Group entered into a Securities Purchase Agreement with certain accredited investors for a private placement offering (“Private Placement”), pursuant to which the Group received gross proceeds of approximately $3,000,000, before deducting any offering expenses, in consideration of (i) 5,454,545 Class A Ordinary Shares; (ii) Series A ordinary warrants to purchase up to 4,090,909 Class A Ordinary Shares with an initial exercise price of $0.605 per share. (“Series A Warrants”), and (iii) Series B ordinary warrants to purchase up to 4,090,909 Class A Ordinary Shares with an initial exercise price of $0.715 per share. (“Series B Warrants”). The Private Placement closed on October 14, 2024. On January 18, 2025, Series A and Series B warrants were fully exercised in cashless basis at market value of $1.69 per share respectively. The Group newly issued 2,626,412 and 2,360,140 class A ordinary shares for the cashless exercise of Series A and Series B warrants respectively.

On November 5, 2024, the Group entered into a definitive acquisition agreement, pursuant to which the Group will purchase all shares of InnoSphere Tech Inc., a company incorporated under the laws of the British Virgin Islands. The total purchase price is US$2,100,000 in the form of 3,500,000 newly issued Class B Ordinary Shares at a price per Class B ordinary share of US$0.60. The Group also granted warrants to purchase 2,625,000 Class A Ordinary Shares of the Group at an exercise price per share equal to US$0.72. The transaction closed on December 16, 2024. No warrants were exercise relating to this transaction by the release date of the financial statements.

On November 12, 2024, the Group entered into a definitive acquisition agreement pursuant to which PWM will purchase all shares of Tokyo Bay Management Inc. (“Tokyo Bay”), a company incorporated under the laws of the British Virgin Islands. The total purchase price is US$1,500,000 in the form of 2,500,000 newly issued Class B Ordinary Shares of the Group at a price per Class B Ordinary Share of US$0.60. The Group also granted warrants to purchase 1,875,000 Class A Ordinary Shares of the Group at an exercise price per share equal to US$0.72. The transaction also closed on December 16, 2024. No warrants were exercise relating to this transaction by the release date of the financial statements.

As of September 30, 2025 and September 30, 2024, there were nil and 4,500,000 warrants were outstanding respectively. On October 7, 2025, the Group entered into Warrant Termination Agreements with all previous warrant holders and all previously outstanding warrants were cancelled and are no longer exercisable.

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

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 TAXATION (cont.)

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

United States

The U.S. subsidiary PWAI is subject to a federal corporate income tax rate of 21% and California state income tax at a rate of 8.84%. PWAI had no assessable income that was derived in the United States for the year ended September 30, 2025 and 2024 and therefore no income tax has been provided.

Singapore

Wealth AI is subsidiary of the Group incorporated in Singapore. There is no income or other tax in the Singapore imposed by withholding or otherwise on any payment to be made to or by the subsidiary incorporated in the Singapore.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. The Group subsidiaries registered in Hong Kong are now subject to the new assessments in Hong Kong beginning in its fiscal year 2019. If, at the end of the basis period of the entity for the relevant year of assessment, the entity has one or more connected entities, the two-tiered profits tax rates would only apply to the one which is nominated to be chargeable at the two-tiered rates. The others would not qualify for the two-tiered profits tax rates and will continue to be subject to the rate of 16.5%. From the year of 2018/2019 onwards, Prestige Asset Management Limited elected the two-tiered profits tax rates. The Group’s subsidiary, PWM, in Hong Kong did not have assessable profits that were derived in Hong Kong for years ended September 30, 2025, 2024 and 2023. Therefore, no Hong Kong profit tax has been provided for years ended September 30, 2025, 2024 and 2023. PPWM, the Group’s BVI subsidiary, is doing business in Hong Kong and derives its income primarily in the region. PPWM is subject to Hong Kong profit tax with statutory tax rate of 16.5% according to the relevant tax laws and regulations of Hong Kong. PAM, the Group’s former Hong Kong subsidiary, was disposed of during the year. Prior to its disposal, PAM was subject to Hong Kong profit tax at the two-tiered rates of 8.25% on assessable profits up to HK$2 million and 16.5% on any part of assessable profits over HK$2 million. Following the disposal of PAM during the year ended September 30, 2025, the Group’s remaining Hong Kong registered entity, PWM is eligible to elect for the two-tiered profits tax rates in future periods in which it has assessable Hong Kong-sourced profits, subject to the connected entity nomination rules under Hong Kong tax law.

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 TAXATION (cont.)

The components of the income taxes (benefit) expense are:

	For the years ended September 30,
	2025	2024	2023
Current	$(15,099)	$—	$—
Deferred	(98,400)	(15,837)	(88,608)
Total income taxes (benefit) expense	$(113,499)	$(15,837)	$(88,608)

According to tax regulations, net operating losses can be carried forward to offset operating income indefinitely.

Significant components of deferred tax assets were as follows:

	As of September 30,
	2025	2024
Deferred tax assets	$—	$—
Current period addition(1)	251,333	5,620
Current period reversal	—	—
Exchange rate effect	—	—
Gross deferred tax assets	251,333	5,620
Less: valuation allowance(1)	(251,333)	(5,620)
Total deferred tax assets	$—	$—

(1)	As of September 30, 2025, the Group had net taxable losses arising from the operations of PPWM and WEALTH AI of HK$3,620,462 (US$462,442) and SGD$1,353,803 (US$1,027,649), respectively. These losses were available to reduce future taxable income, and all of these losses can be carried forward indefinitely. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. On the basis of this evaluation, the Group recognized a valuation allowance against deferred tax assets on tax loss carry-forwards of $251,333 and $5,620 for the years ended September 30, 2025 and 2024, respectively.

Significant components of deferred tax liabilities were as follows:

	As of September 30,
	2025	2024
Deferred tax liabilities(1)	$11,390	$14,415
Current year reversal(2)	(11,362)	(3,112)
Exchange rate effect	28	87
Balance at end of the year	$—	$11,390

(1)	As an impact of Topic 606, the Group recognized revenues from renewal premiums when performance obligation delivered by increasing the opening balance of retained earnings and recording a deferred tax liability of $11,390 at the beginning of the year ended September 30, 2025. The deferred tax liabilities resulted from a temporary difference between the accounting income before income taxes and taxable income.

(2)	The reversal of deferred tax liabilities for the years ended September 30, 2025 and 2024 was HK$88,569 and HK$24,313, respectively.

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 TAXATION (cont.)

Net loss before income tax is attributable to the following tax jurisdictions:

	For the years ended September 30,
	2025	2024	2023
Hong Kong and BVI	$(6,951,260)	$(1,899,880)	$(338,982)
Cayman	(14,676,066)	(4,877,361)	(120,905)
Singapore	(1,027,649)	—	—
Net loss before income tax	$(22,654,975)	$(6,777,241)	$(459,887)

Reconciliation between the Hong Kong statutory tax rates to income before income taxes benefit for income taxes is as follows:

	For the years ended September 30,
	2025	2024	2023
Loss before income taxes expense	$(22,654,975)	$(6,777,241)	$(459,887)
Income tax statutory rate	16.5%	16.5%	16.5%
Income tax benefit at statutory tax rate	(3,738,071)	(1,118,245)	(75,881)
Reconciling items:
Effect of tax-exempt for subsidiaries incorporated in Cayman Islands and BVI	2,910,013	804,765	19,949
Effect of valuation allowance on deferred tax assets	251,333	—	28,189
Effect of non-deductible item	581,863	310,726	(60,865)
Effect on different tax rates for subsidiaries operating in other jurisdictions	(5,138)	—	—
Reversal of deferred tax liabilities	(98,400)	—	—
Over provision in respect of prior years	(15,099)	—	—
Tax effect of utillisation of tax losses not recognised in prior year	—	(13,083)	—
Income taxes benefit	$(113,499)	$(15,837)	$(88,608)

Effective income tax rate	0.50%	0.23%	19.27%

Note 12 RELATED PARTIES BALANCES AND TRANSACTIONS

The following is a list of related parties which the Group has transactions with:

(a)	Mr. Chi Tak Sze, the controlling shareholder and one of the directors of the Group as of September 30, 2024. Mr. Chi Tak Sze resigned his position of director of the Group on February 21, 2025. As of the date of this report, Mr. Chi Tak Sze is no longer the controlling shareholder.

(b)	Prestige Financial Holdings Group Limited, a holding company controlled by Mr. Chi Tak Sze as of September 30, 2024. Prestige Financial Holdings Group Limited had been undergoing a court winding up process since December 2, 2024, and is no longer controlled by Mr. Chi Tak Sze.

(c)	Prestige Securities Limited, an entity under the control of Prestige Financial Holdings Group Limited.

(d)	Mr. Hongtao Shi resigned his position of Chief Executive Officer and Chairperson of the Board of the Group on December 19, 2024 and January 6, 2025 respectively.

(e)	Mr. Ngat Wong resigned his position of Chief Financial Officer and Chief Operational Officer of the Group on February 27, 2025 and April 10, 2025 respectively.

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

Amounts due from related parties, net

The balances of amount due from related parties were as follows:

	As of September 30,
	2025	2024
Prestige Financial Holdings Group Limited (“PFHGL”)(1)	$—	$1,661,668
Prestige Securities Limited (“PSL”) (2)	—	—
Less: Provision of current expected credit losses	—	(1,661,668)
Total	$—	$—

Amounts due to related parties

The balances of amount due to related parties were as follows:

	As of September 30,
	2025	2024
Hongtao Shi(3)	$—	$65,001
Ngat Wong(4)	—	20,600
Zimuyin Jiang(5)	1,664	—
Total	$1,664	$85,601

(1)	The balances as of September 30, 2024 mainly represented the balances due from PFHGL, a former related party, for its operation purpose, which were due upon request. On December 7, 2024, the Group received a letter and was informed that PFHGL was in liquidation by an Order made by the Eastern Caribbean Supreme Court in the British Virgin Islands since December 2, 2024. As of the date of this report, the Group was still in the process of collection. During the year ended September 30, 2024, the Group provided a full allowance for credit losses, as the credit risk was perceived as remote. As of September 30, 2024, the allowance for credit losses were $1,661,668. PFHGL is no longer a related party since December 2024.

(2)	The balance as of September 30, 2024 mainly represented the rental fee from Prestige Securities Limited. Prestige Securities Limited is an entity wholly owned by PFHGL. The Group leases the office premises to Prestige Securities Limited under non-cancelable operating leases with an expiration date on June 30, 2025. The monthly rental expense is HK$ 10,000. As of September 30, 2024, the Group provided full allowance for the credit losses accordingly considering the status of PFHGL. As of September 30, 2024, the allowance for credit losses were $15,432. The balance is reclassified and included as part of the discontinued operations in the Group’s consolidated balance sheet as of September 30, 2024. Prestige Securities Limited is no longer a related party since December 2024.

(3)	The balance as of September 30, 2024 mainly represented the expense paid on behalf from Hongtao Shi for Group’s operation. Mr. Hongtao Shi resigned his position of Chief Executive Officer and Chairperson of the Board of the Group on December 19, 2024 and January 6, 2025 respectively.

(4)	The balance as of September 30, 2024 mainly represented the expense paid on behalf from Ngat Wong for Group’s operation. Mr. Ngat Wong resigned his position of Chief Financial Officer and Chief Operational Officer of the Group on February 27, 2025 and April 10, 2025 respectively.

(5)	The balance as of September 30, 2025 mainly represented the expense paid on behalf from Zimuyin Jiang, Chief Accounting Officer (“CAO”) of the Group for Group’s operation.

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

Related party transactions

The details of the related party transactions were as follows:

Amounts due from related parties

	Prestige Capital Global Inc.	Prestige Securities Limited	Prestige Financial Holdings Group	Total
	USD	USD	USD	USD
Balance as of 9/30/2023	—	—	1,592,593	1,592,593
Accrual interest due from PFHGL	—	—	—	—
Loans & interest repayment	—	—	—	—
Salary and other expense paid by the Group on behalf of PFHGL	—	—	37,411	37,411
Rental fee due from PSL		15,357	—	15,357
Provision of current expected credit losses	—	(15,432)	(1,686,600)	(1,702,032)
Exchange diff.	—	75	56,596	56,671
Balance as of 9/30/2024 and 9/30/2025	—	—	—	—

Amounts due to related parties

	Zimuyin Jiang	Hongtao Shi	Ngat Wong	Total
	USD	USD	USD	USD
Balance as of 9/30/2023	—	—	—	—
Other expense paid on behalf for the Group	—	232,220	20,600	252,820
Repayment to Hongtao Shi	—	(170,220)	—	(170,220)
Exchange diff.		1	—	1
Balance as of 9/30/2024	—	65,001	20,600	85,601
Other expense paid on behalf for the Group	1,664	—	—	1,664
Repayment to related parties	—	(65,001)	(20,600)	(170,220)
Exchange diff.		—	—	—
Balance as of 9/30/2025	1,664	—	—	1,664

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

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 SHAREHOLDERS’ EQUITY

The shareholders’ equity structures as of September 30, 2025, 2024 and 2023 were presented after giving retroactive effect to the reorganization of the Group that was completed on December 27, 2018. Immediately before and after reorganization, the Group, together with its subsidiaries, PPWM, PWM, AISYS, SPW, Wealth AI, Tokyo Bay, InnoSphere Singapore and InnoSphere Tech were effectively controlled by the same shareholders; therefore, for accounting purpose, the reorganization was accounted for as a recapitalization.

Prestige Wealth Inc. (currently known as “Aurelion Inc.”) was established under the laws of the Cayman Islands on October 25, 2018. The authorized number of ordinary shares is 160,000,000 shares with par value of $0.000625 each. As of the date of this report, 78,750,655 ordinary shares were issued at par value, equivalent to a share capital of $49,219. The shares are presented on a retroactive basis to reflect the nominal share issuance. Please see Note 15 to the consolidated financial statements for additional information related to the nominal share issuance.

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

On October 1, 2024, the Group issued 5,454,545 Class A ordinary shares, par value $0.000625 per share, at a price of $0.55 per share for a total PIPE issuance consideration of $3 million. On November 5, 2024, the Group issued 3,500,000 Class B ordinary shares, par value $0.000625 per share, as part of the purchase consideration for the acquisition of InnoSphere Tech. On November 6, 2024, the Group issued 2,500,000 Class B ordinary shares, par value $0.000625 per share, as part of the purchase consideration for the acquisition of Tokyo Bay. On January 2, 2025, the Group issued 734,195 Class A ordinary shares, par value $0.000625 per share, upon the exercise of warrants related to the 2024 Business Development & Marketing Consulting Agreement agreements. On January 18, 2025, the Group issued 4,986,552 Class A ordinary shares, par value $0.000625 per share, upon the exercise of warrants from the 2024 PIPE issuance. On February 21, 2025, the Group issued 3,550,000 Class A ordinary shares, par value $0.000625 per share, under the 2025 S-8 incentive plan. On March 11, 2025, the Group issued 11,111,111 Class A ordinary shares, par value $0.000625 per share, at a price of $0.45 per share pursuant to the 1st Securities Purchase Agreement for the 2025 PIPE. On April 17, 2025, the Group cancelled 2,222,222 Class A ordinary shares. On April 19, 2025, the Group issued 23,719,807 Class A ordinary shares, par value $0.000625 per share, at a price of $0.421875 per share pursuant to the updated Securities Purchase Agreement for the 2025 PIPE. On May 13, 2025, the Group issued 10,000,000 Class A ordinary shares, par value $0.000625 per share, at a price of $0.50 per share for a project outsourcing agreement. On July 24, 2025, the Group issued 950,000 Class A ordinary shares, par value $0.000625 per share, under the second round of the 2025 S-8 incentive plan.

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 ADDITIONAL PAID IN CAPITAL

As of September 30, 2025 and 2024, additional paid-in capital in the consolidated balance sheet represented the combined contributed capital of the Group’s subsidiaries.

The shareholders of the Group made capital contribution of nil, nil and $1,835,297 for the years ended September 30, 2025, 2024 and 2023.

Note 17 SUBSEQUENT EVENT

The Group has not identified any events with a material financial impact on the Group’s consolidated financial statements except for the events listed below.

On October 7, 2025, the Group entered into subscription agreements (the “Class A PIPE Subscription Agreements”) with certain accredited investors (the “Class A PIPE Subscribers”) in an aggregate amount of approximately $51 million, pursuant to which the Group agreed to issue, and the Class A PIPE Subscribers agreed to purchase, units, with each unit consisting of (i) one Class A Ordinary Share of the Group at a purchase price of $0.36 per share (or, if so elected by a Class A PIPE Subscriber or a pre-funded warrant to purchase one Class A Ordinary Share (each, a “Pre-Funded Warrant” and collectively, the “Pre-Funded Warrants”) at a purchase price per warrant of $0.36 less $0.0001 with an exercise price equal to $0.0001 per Pre-Funded Warrant), and (ii) warrants to purchase Class A Ordinary Shares consisting of (a) half a Series A-1 Ordinary Warrant to purchase one Class A Share with an exercise price of $0.47 per warrant and (b) half a Series A-2 Ordinary Warrant to purchase one Class A Ordinary Share with an exercise price of $0.54 per warrant (such offering, the “Class A PIPE Financing”).

The Group also entered into subscription agreements (the “Class B Subscription Agreements”) with certain accredited investors (the “Class B PIPE Subscribers”) in an aggregate amount of approximately $49 million, pursuant to which the Group agrees to issue, and the Class B PIPE Subscribers agreed to purchase, units, with each unit consisting of (i) one Class B Ordinary Share at a purchase price of $0.36 per share and (ii) warrants to purchase Class B Ordinary Shares consisting of (a) half a warrant to purchase one Class B Ordinary Share with an exercise price of $0.47 per warrant (each, a “Series B-1 Ordinary Warrant” and collectively, the “Series B-1 Ordinary Warrants”) and (b) half a warrant to purchase one Class B Ordinary Share with an exercise price of $0.54 per warrant (each a “Class B-2 Ordinary Warrant” and collectively, the “Series B-2 Ordinary Warrants, and the Series B-2 Warrants together with the Series B-1 Ordinary Warrants, the “Class B Ordinary Warrants”) (such offering, the “Class B PIPE Financing” and collectively with the Class A PIPE Financing, the “PIPE Financing”).

The consideration for the PIPE Financing was cash and/or USDT (Tether), a digital asset. The PIPE Financing closed on October 10, 2025, concurrently with the Primary Purchase and the Secondary Purchase, each as described below.

AURELION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 SUBSEQUENT EVENT (cont.)

In connection with and upon completion of the PIPE Financing, (i) the Series C ordinary warrants to purchase up to 24,456,522 Class A Shares that were issued pursuant to that certain amended and restated securities purchase agreement dated as of April 19, 2025 (the “April 2025 PIPE Agreement”), (ii) the Series D ordinary warrants to purchase up to 24,456,522 Class A Shares that were issued pursuant to the April 2025 PIPE Agreement, (iii) warrants to purchase up to 2,625,000 Class A Shares that issued in connection with acquisition of InnoSphere Tech Inc., and (iv) warrants to purchase up to 1,875,000 Class A Shares that were issued in connection with acquisition of Tokyo Bay Management Inc. were terminated.

On October 7, 2025, the Group entered into a subscription agreement (the “Primary Subscription Agreement”) with certain accredited investor, pursuant to which the Group agreed to issue, and certain accredited investor agreed to purchase, 8,000,000 Class B Shares and warrants (the “Primary Warrants”) to purchase an additional 8,000,000 Class B Shares at an exercise price of $0.01 per share, for an aggregate of purchase price of approximately $1.8 million (the “Primary Purchase”). The Primary Purchase closed concurrently with the PIPE Financing and the Secondary Purchase on October 10, 2025.

On October 7, 2025, certain accredited investor and certain existing shareholders of the Group (the “Selling Shareholders”) entered into the Secondary Purchase Agreement, pursuant to which the Selling Shareholders agreed to sell, and certain accredited investor agreed to purchase, an aggregate of 1,000,000 Class A Shares and 6,167,647 Class B Shares for an aggregate purchase price of $5 million in cash, subject to certain downward adjustments based on the net current liabilities of the Group (the “Secondary Purchase”). On October 7, 2025, the Board of Directors approved the transfer of such Class B Shares underlying the Secondary Purchase pursuant to its then effective memorandum and articles of association. The Secondary Purchase closed concurrently with the PIPE Financing and the Primary Purchase on October 10, 2025.

On October 10, 2025, Prestige Wealth Management Limited, a wholly-owned subsidiary of the Group, as the borrower, entered into a $50 million term loan agreement (the “Loan Agreement”) with certain lender. The term loan is for a three-year period and bears interest at 6% per annum, and will be secured by first priority perfected liens on Tether Gold (“XAUt”) of the Group with an aggregate market value of $66,666,667 to be held in a collateral account.

In connection with the PIPE Financing and the term loan agreement as described above, the Group incurred deferred offering costs totaling US$12,466 during the year ended September 30, 2025. These costs, which consist primarily of legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs, will be offset against the gross proceeds of the respective offerings as a reduction of additional paid-in capital upon completion of the transactions.

On November 20, 2025, the Group’s shareholders approved the 2025 Share Incentive Plan. The maximum aggregate number of shares which may be issued under the Plan is initially 76,187,375 Ordinary Shares. The share limit is subject to an automatic annual increase on January 1 of each calendar year, equal to 1.5% of the total number of shares outstanding, shares issuable upon the exercise of outstanding rights, warrants or options, and shares reserved under the 2025 Plan as of December 31 of the immediately preceding calendar year, subject to the Group having sufficient authorized but unissued share capital. Notwithstanding the foregoing, the aggregate number of shares issuable under the Plan may not exceed 10% of such total shares at any time. As of the date of this Annual Report, we have granted 913,333 restricted share units, each evidencing the right to receive one Class A ordinary share.

On December 12, 2025, the Group entered into a consulting agreement with a non-affiliated service provider, pursuant to which the service provider was engaged to provide strategic consulting services focused on the further growth and expansion of the Group’s wealth management business and digital asset treasury for a one-year period. As consideration for such services, the Group issued to the service provider a Class A Ordinary Share Purchase Warrant (the “Class A Ordinary Warrant”) to purchase up to 31,698,046 Class A ordinary shares, par value US$0.000625 per share (unless otherwise approved by the Group), at an exercise price of US$1.00 per share. The Class A Ordinary Warrant is exercisable for a period of ten years.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	The Fourth Amended and Restated Memorandum and Articles of Association adopted on November 20, 2025 (incorporated by reference to Exhibit 3.1 from our current report on Form 6-K filed with the SEC on November 21, 2025)
2.1	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-3 filed with the SEC on October 20, 2025)
2.2	Description of Securities
2.3	Form of Series A-1 Ordinary Warrant (incorporated by reference to Exhibit 4.1 from our current report on Form 6-K filed with the SEC on October 10, 2025)
2.4	Form of Series A-2 Ordinary Warrant hares (incorporated by reference to Exhibit 4.2 from our current report on Form 6-K filed with the SEC on October 10, 2025)
2.5	Form of Series B-1 Ordinary Warrant (incorporated by reference to Exhibit 4.3 from our current report on Form 6-K filed with the SEC on October 10, 2025)
2.6	Form of Series B-2 Warrant (incorporated by reference to Exhibit 4.4 from our current report on Form 6-K filed with the SEC on October 10, 2025)
2.7	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.5 from our current report on Form 6-K filed with the SEC on October 10, 2025)
2.8	Form of Primary Warrant (incorporated by reference to Exhibit 4.6 from our current report on Form 6-K filed with the SEC on October 10, 2025)
4.1	Referral Service Agreement with a licensed insurance broker in Hong Kong (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-267999) filed on June 23, 2023)
4.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 from our current report on Form 6-K filed with the SEC on April 23, 2025)
4.3	Form of Class A PIPE Subscription Agreement, dated as of October 7, 2025 (incorporated by reference to Exhibit 10.1 from our current report on Form 6-K filed with the SEC on October 10, 2025)
4.4	Form of Class B PIPE Subscription Agreement, dated as of October 7, 2025 (incorporated by reference to Exhibit 10.2 from our current report on Form 6-K filed with the SEC on October 10, 2025)
4.5	Primary Subscription Agreement, dated as of October 7, 2025 (incorporated by reference to Exhibit 10.3 from our current report on Form 6-K filed with the SEC on October 10, 2025)
4.6	Secondary Purchase, dated as of October 7, 2025 (incorporated by reference to Exhibit 10.4 from our current report on Form 6-K filed with the SEC on October 10, 2025)
4.7	NorthStar Loan Agreement, dated as of October 10, 2025, by and between Northstar Digital (HK) Limited and Prestige Wealth Management Limited (incorporated by reference to Exhibit 10.5 from our current report on Form 6-K filed with the SEC on October 10, 2025)
4.8	Amendment to Loan Agreement, dated as of December 31, 2025, by and between Northstar Digital (HK) Limited and Prestige Wealth Management Limited
4.9	Form of Director Agreement (incorporated by reference to Exhibit 10.6 from our current report on Form 6-K filed with the SEC on October 10, 2025)
4.10	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.7 from our current report on Form 6-K filed with the SEC on October 10, 2025)
4.11	Form of Officer Employment Agreement (incorporated by reference to Exhibit 10.8 from our current report on Form 6-K filed with the SEC on October 10, 2025)
4.12	Form of Consulting Services Agreement, by and among, the Company, BD International Services LLC and Bjorn Schmidtke (incorporated by reference to Exhibit 10.9 from our current report on Form 6-K filed with the SEC on October 10, 2025)
4.13	Aurelion Inc. 2025 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our current report on Form 6-K filed with the SEC on November 21, 2025)
8.1	List of Subsidiaries and Affiliated Entities
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our registration statement on F-1 filed with the SEC on October 25, 2022)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.1 from our Annual Report on Form 20-F (File No. 001-41734) filed on February 15, 2024).
12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent Letter of Summit Group CPAs, P.C.
15.2	Consent of Maples and Calder (Hong Kong) LLP
97.1	Clawback Policy (incorporated by reference to Exhibit 99.1 from our Annual Report on Form 20-F (File No. 001-41734) filed with the SEC on February 15, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Aurelion Inc.

	By:	/s/ Bjorn Schmidtke
		Name:	Bjorn Schmidtke
		Title:	Chief Executive Officer

Date: January 5, 2026